Form 10-K, Exhibit 13
period 1997-02-01
BUCKLE INC
filed 1997-05-01
CIK 885245

                                                                      EXHIBIT 13

                            SELECTED FINANCIAL DATA

                                                               FISCAL YEAR ENDED
                                   FEB. 1,  Feb. 3,  Jan. 28, Jan. 29,    Jan. 30,
                                    1997     1996      1995     1994        1993
                                   -----------------------------------------------
                                     (dollar amounts in thousands, except per
                                        share and selected operating data)
INCOME STATEMENT DATA
  Net sales                       $206,393  $172,291  $ 145,038  $129,631  $112,898
  Cost of sales (including
    buying, distribution and
    occupancy costs)               140,359   118,262    100,578    89,094    74,593
                                  -------------------------------------------------
  Gross profit                      66,034    54,029     44,460    40,537    38,305
  Selling expenses                  38,361    33,166     27,840    24,792    22,054
  General and
    administrative expenses          7,157     6,101      4,848     4,644     4,394
                                  -------------------------------------------------
  Income from operations            20,516    14,762     11,772    11,101    11,857
  Other income                       1,151     1,158        510       476       250
                                  -------------------------------------------------
  Income before income taxes        21,667    15,920     12,282    11,577    12,107
  Pro forma income taxes (1)         8,043     6,073      4,586     4,376     4,641
                                  -------------------------------------------------
  Pro forma net income (1)        $ 13,624   $ 9,847   $  7,696  $  7,201  $  7,466
                                  -------------------------------------------------

SELECTED OPERATING DATA
  Stores open at end of period         181       164        147       131       104
  Average sales per square foot   $    255   $   238   $    225  $    238       270
  Average sales per store (000's) $  1,183   $ 1,094   $  1,029  $  1,103  $  1,188
  Comparable store sales change       11.1%      7.5%      -1.8%     -3.7%    10.5%

BALANCE SHEET DATA
  Working capital                 $ 54,904   $ 37,794  $ 28,704  $ 23,498  $ 24,569
  Total assets                    $102,017   $ 81,683  $ 65,051  $ 54,408  $ 48,801
  Long term debt                         -          -         -        -          -
  Stockholders' equity            $ 78,043   $ 61,629  $ 51,782  $ 44,555  $ 38,255

(1) For the first quarter of fiscal 1992, the Company operated as an S corporation and was not subject to federal (and most state) income taxes. Thus the pro forma income taxes are based upon estimated income tax rates that would have applied if it had operated as a C corporation for the entire year of fiscal 1992.

                         INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
The Buckle, Inc.
Kearney, Nebraska

We have audited the accompanying balance sheets of The Buckle, Inc. as of February 1, 1997 and February 3, 1996, and the related statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of The Buckle, Inc. as of February 1, 1997 and February 3, 1996 and the results of its operations and its cash flows for each of the three fiscal years in the period ended February 1, 1997, in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
February 25, 1997

                                 BALANCE SHEETS

                                                                             FEB 1, 1997                    FEB 3, 1996
                                                                             ------------------------------------------
                                                                                  (dollar amounts are in thousands)
ASSETS
 CURRENT ASSETS:
 Cash and cash equivalents                                                     $ 35,486                      $ 22,499
 Short-term investments                                                           8,455                         5,485
 Accounts receivable, net of allowance of $312 and $240, respectively             1,387                           976
 Inventory                                                                       31,106                        27,057
 Prepaid expenses and other assets                                                1,965                         1,329
                                                                               --------------------------------------
      Total current assets                                                       78,399                        57,346

PROPERTY AND EQUIPMENT (NOTE B):                                                 49,248                        45,282
 Less accumulated depreciation                                                  (26,290)                      (21,422)
                                                                               --------------------------------------
                                                                                 22,958                        23,860

OTHER ASSETS                                                                        660                           477
                                                                               --------------------------------------
                                                                               $102,017                      $ 81,683
                                                                               --------------------------------------


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Accounts payable                                                              $  9,407                      $  8,662
 Accrued employee compensation                                                    9,565                         6,682
 Accrued store operating expenses                                                 1,677                         1,197
 Gift certificates redeemable                                                     1,106                           921
 Income taxes payable                                                             1,740                         2,090
                                                                               --------------------------------------
      Total current liabilities                                                  23,495                        19,552

DEFERRED INCOME TAXES (NOTE D)                                                      479                           502

COMMITMENTS (NOTES C AND F)

STOCKHOLDERS' EQUITY (NOTE H):
 Common stock, authorized 20,000,000 shares of $.05 par value;
  issued and outstanding, 6,981,906 and 6,845,125 shares, respectively              349                           342
 Additional paid-in capital                                                      25,520                        22,737
 Retained earnings                                                               52,174                        38,550
                                                                               --------------------------------------
       Total stockholders' equity                                                78,043                        61,629
                                                                               --------------------------------------
                                                                               $102,017                      $ 81,683
                                                                               --------------------------------------



See notes to financial statements.

                             STATEMENTS OF INCOME

                                                                                       Years Ended
                                                   -----------------------------------------------
                                                   FEB. 1, 1997      Feb. 3, 1996    Jan. 28, 1995

                                                  (amounts are in thousands except per share data)
SALES, Net of returns and allowances of
 $13,650, $11,057 and $9,917, respectively            $206,393         $172,291        $145,038

COST OF SALES (Including buying, distribution
 and occupancy costs)                                  140,359          118,262         100,578
                                                      -----------------------------------------
     Gross profit                                       66,034           54,029          44,460

OPERATING EXPENSES:
 Selling                                                38,361           33,166          27,840
 General and administrative                              7,157            6,101           4,848
                                                      -----------------------------------------

                                                        45,518           39,267          32,688
                                                      -----------------------------------------

INCOME FROM OPERATIONS                                  20,516           14,762          11,772

OTHER INCOME, Net                                        1,151            1,158             510
                                                      -----------------------------------------

INCOME BEFORE INCOME TAXES                              21,667           15,920          12,282

PROVISION FOR INCOME TAXES (Note D)                      8,043            6,073           4,586
                                                      -----------------------------------------

NET INCOME                                            $ 13,624         $  9,847        $  7,696
                                                      -----------------------------------------

NET INCOME PER SHARE                                  $   1.86         $   1.40        $   1.10
                                                      -----------------------------------------

WEIGHTED AVERAGE SHARES OUTSTANDING                      7,315            7,020           7,027
                                                      -----------------------------------------

See notes to financial statements.

                      STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                ADDITIONAL
                                                  COMMON          PAID-IN           RETAINED        TREASURY
                                                   STOCK          CAPITAL           EARNINGS           STOCK           TOTAL
                                               -------------------------------------------------------------------------------
                                                                                             (dollar amounts are in thousands)
BALANCE, January 29, 1994, as
 previously reported                              $348           $24,115            $21,007            $(915)         $44,555

Restatement for reduction of issued
 shares of capital stock (Note A)                   (4)             (911)                 -              915                -
                                               -------------------------------------------------------------------------------
BALANCE, January 29, 1994,
 as restated                                       344            23,204             21,007                -           44,555

Common stock (2,750 shares)
 issued on exercise of stock options                 -                25                  -                -               25

Repurchase of common stock
 (45,500 shares)                                    (2)             (492)                 -                -             (494)

Net income                                           -                 -              7,696                -            7,696
                                               -------------------------------------------------------------------------------

BALANCE, January 28, 1995                          342            22,737             28,703                -           51,782

Common stock (11,250 shares)
 issued on exercise of stock options                 1               101                  -                -              102

Repurchase of common stock
 (5,900 shares)                                     (1)             (101)                 -                -             (102)

Net income                                           -                 -              9,847                -            9,847
                                               -------------------------------------------------------------------------------

BALANCE, February 3, 1996                          342            22,737             38,550                -           61,629

Common stock (136,781 shares)
 issued on exercise of stock options                 7             2,041                  -                -            2,048

Tax benefit related to exercise of
 employee stock options                              -               742                  -                -              742

Net income                                           -                 -             13,624                -           13,624
                                               -------------------------------------------------------------------------------

BALANCE, February 1, 1997                         $349           $25,520            $52,174            $   -          $78,043
                                               -------------------------------------------------------------------------------

See notes to financial statements.

                           STATEMENTS OF CASH FLOWS

                                                                                                   YEARS ENDED
                                                                 ---------------------------------------------
                                                                 FEB. 1, 1997    FEB. 3, 1996    JAN. 28, 1995

                                                                                    (AMOUNTS ARE IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                      $ 13,624           $ 9,847         $ 7,696
     Adjustments to reconcile net income to net
      cash flows from operating activities:
       Depreciation                                                     5,346             5,430           5,135
       Deferred taxes                                                     167              (423)             71
       Loss on disposal of assets                                           -                65             175
       Changes in operating assets and liabilities:
         Accounts receivable                                             (411)               28              31
         Inventory                                                     (4,049)          (10,068)         (4,097)
         Prepaid expenses and other assets                                (84)               27             (21)
         Accounts payable                                                 745             2,697           2,825
         Accrued employee compensation                                  2,882             2,253             364
         Accrued store operating expenses                                 481               336              24
         Gift certificates redeemable                                     185               142              15
         Income taxes payable                                            (351)            1,254              10
                                                                    -------------------------------------------
           Net cash flows from operating activities                    18,535            11,588          12,228

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of property and equipment                                (4,489)           (6,223)         (7,305)
     Proceeds from sale of property and equipment                          45                 4               -
     Increase in other assets                                            (182)             (137)           (202)
     Purchase of short-term investments                                (6,786)           (5,097)         (3,872)
     Proceeds from maturities of short-term investments                 3,816             2,829           6,634
                                                                    -------------------------------------------
           Net cash flows from investing activities                    (7,596)           (8,624)         (4,745)

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from issuance of common stock
      and exercise of stock options                                     2,048               102              25
     Purchases of common stock                                              -              (102)           (494)
                                                                    -------------------------------------------
           Net cash flows from financing activities                     2,048                 -            (469)
                                                                    -------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                              12,987             2,964           7,014

CASH AND CASH EQUIVALENTS, Beginning of year                           22,499            19,535          12,521
                                                                    -------------------------------------------
CASH AND CASH EQUIVALENTS, End of year                               $ 35,486           $22,499         $19,535
                                                                    -------------------------------------------


See notes to financial statements.

                        NOTES TO FINANCIAL STATEMENTS

YEARS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 28, 1995 (dollar amounts are in thousands except per share data)

A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     FISCAL YEAR - The Buckle, Inc. (the Company) has its fiscal year end on the Saturday nearest January 31. All references in these financial statements to fiscal years are to the calendar year in which the fiscal year begins. Fiscal year 1996 represents the 52-week period ended February 1, 1997. Fiscal year 1995 represents the 53-week period ended February 3, 1996 and fiscal year 1994 represents the 52-week period ended January 28, 1995.

     NATURE OF OPERATIONS - The Company is a retailer of medium to better priced casual apparel for fashion conscious young men and women operating in 181 stores located in the 22 states throughout the central United States, as of February 1, 1997.

     During fiscal 1996, the Company opened seventeen new stores and substantially renovated four stores. During fiscal 1995, the Company opened seventeen new stores and substantially renovated eight stores. During fiscal 1994, the Company opened sixteen new stores and substantially renovated twelve stores.

     INVENTORIES - Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

     DEPRECIATION AND AMORTIZATION - Property and equipment are stated on the basis of historical cost. Depreciation is provided using a combination of accelerated and straight-line methods based upon the estimated useful lives of the assets. The majority of the property and equipment have useful lives of five to ten years with the exception of a building, which has an estimated useful life of 31.5 years.

     CASH EQUIVALENTS - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

     SHORT-TERM INVESTMENTS - Short-term investments are carried at amortized cost. All of the Company's short-term investments have been classified as held-to-maturity securities. The investments are all municipal bonds, U.S. Treasury securities or repurchase agreements and, at February 1, 1997, they have an aggregate fair value of $8,575 compared to a carrying value of $8,455. Included in the statements of income, is interest income of $1,023, $766 and $471 for fiscal years 1996, 1995 and 1994, respectively.

     PRE-OPENING EXPENSES - Costs related to opening new stores are expensed as incurred.

     FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATIONS - Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily cash and short-term investments and accounts receivable. The Company places its investments primarily in tax-free municipal bonds or U.S. Treasury securities with short-term maturities, and limits the amount of credit exposure to any one entity. Concentrations of credit risk with respect to accounts receivable are limited due to the nature of the Company's receivables; mainly layaways, for which the Company retains possession of the merchandise until the customer's account is paid in full and employee receivables, which can be offset against future compensation.

     NET INCOME PER SHARE - Net income per share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during the year as calculated under the treasury stock method.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     STOCK-BASED COMPENSATION - The Company accounts for its stock-based compensation under provisions of Accounting Principles Opinion 25, Accounting for Stock Issued to Employees (APB 25).

     RESTATEMENT - Effective January 1, 1996, the State of Nebraska amended the law regarding the acquisition of a corporation's own shares of capital stock. Such acquisitions now constitute shares that are still authorized but are not considered issued. Therefore, the Company has restated the accompanying statements of stockholders' equity as of the beginning of the earliest year presented to reflect the reduction of issued shares of such treasury stock held by the Company. This restatement had no impact on the Company's results of operations.

B.   PROPERTY AND EQUIPMENT

     A summary of the cost of property and equipment follows:

                                                                 FEB. 1, 1997             Feb. 3, 1996
                                                                 ------------             ------------
     Land                                                            $     39                 $     39
     Building and improvements                                          1,268                    1,249
     Office equipment                                                   2,553                    2,728
     Transportation equipment                                           1,720                    1,681
     Leasehold improvements                                            19,170                   17,101
     Furniture and fixtures                                            22,931                   20,685
     Shipping/receiving equipment                                       1,179                    1,156
     Screenprinting equipment                                             102                       93
     Construction-in-progress                                             286                      550
                                                                 -------------------------------------
                                                                     $ 49,248                 $ 45,282
                                                                 -------------------------------------


C.   FINANCING ARRANGEMENTS

     The Company has available an unsecured line of credit of $5 million and an $5 million letter of credit facility. Borrowings under the line of credit and letter of credit provide for interest to be paid at a rate equal to the prime rate published in The Wall Street Journal on the date of the borrowings. There were no bank borrowings at February 1, 1997 and February 3, 1996 or at any time during fiscal 1996, 1995 and 1994. The Company had outstanding letters of credit totalling $333 and $590 at February 1, 1997 and February 3, 1996, respectively.

D. INCOME TAXES

     The provision for income taxes consists of:

                                                    FISCAL YEAR
                                ---------------------------------
                                 1996       1995        1994
     Currently payable:
       Federal                  $6,456     $5,123      $3,653
       State                     1,420      1,373         862
      Deferred                     167       (423)         71
                                ----------------------------------
      Total                     $8,043     $6,073      $4,586
                                ----------------------------------

Total tax expense for the year varies from the amount which would be provided by applying the statutory income tax rate to earnings before income taxes. The major reasons for this difference (expressed as a percent of pre-tax income) are as follows:

                                                            Fiscal Year
                                         ------------------------------
                                         1996         1995         1994
     Statutory rate                      35.0%        35.0%        35.0%
     Surtax exemption                    (0.5)        (0.7)        (0.9)
     State income tax effect              5.0          5.5          4.6
     Tax exempt interest income          (1.9)        (1.8)        (1.6)
     Expenses not deductible              0.1          0.1          0.2
     Benefits of state tax credits       (0.6)           -            -
                                         ------------------------------
                                         37.1%        38.1%        37.3
                                         ------------------------------

Deferred tax assets and liabilities are comprised of the following:


                                                 Feb 1, 1997         Feb 3, 1996
                                                 -------------------------------
     Deferred tax assets:
      Inventory                                   $  499              $  473
      Option compensation                            740                 318
      Accrued vacation                               197                 169
      Allowance for doubtful accounts                106                  82
      Gift certificates                               47                   -
      Other                                           37                  31
                                                 ---------------------------
                                                  $1,626              $1,073
                                                  --------------------------
      Deferred tax liabilities - depreciation     $  479              $  502
                                                  --------------------------


     The deferred tax assets are classified in prepaid expenses and other assets.

     Cash paid for income taxes was $6,433, $4,407 and $3,747 in fiscal years 1996, 1995 and 1994, respectively.

E.   RELATED PARTY TRANSACTIONS

     Prior to the sale of a building to an unrelated third party, the Company operated one store in a facility leased from Three-D's Partnership, which was owned by directors and officers of the Company. No rent was paid under this lease during fiscal years 1996 and 1995. Rent paid under this lease amounted to $13 for fiscal year 1994. Included in other assets is a $600 note receivable from a life insurance trust fund controlled by the Company's Chairman. The note is secured by a life insurance policy on the Chairman.

F.   LEASE COMMITMENTS

     The Company conducts its operations in leased facilities under numerous noncancellable operating leases expiring at various dates through January 31, 2009. Most of the Company's stores have lease terms of approximately ten years and generally do not contain renewal options. Operating lease base rental expense for fiscal 1996, 1995 and 1994 was $11,493, $9,947 and $8,657, respectively. Most of the rental payments are based on a minimum annual rental plus a percentage of sales in excess of a specified amount. Percentage rents for fiscal 1996, 1995 and 1994 were $847, $474 and $284, respectively. Total future minimum rental commitments under these operating leases are as follows:

     FISCAL YEAR

     1997                                                       $12,506
     1998                                                        12,603
     1999                                                        12,611
     2000                                                        12,436
     2001                                                        11,725
     Thereafter                                                  28,359
                                                                -------
     Total minimum payments required                            $90,240
                                                                -------

G.   PROFIT SHARING PLAN

     The Company has a 401(k) profit sharing plan covering all eligible employees who desire to participate. Contributions to the plan are based upon the amount of the employees' deferrals and the employer's matching formula. The Company's matching contribution relates to the employees' deferrals up to 6% of the employees' compensation. The Company has elected to make matching contributions equal to 100% of the employees' deferrals not exceeding 6%. The total expense under the profit sharing plan was $638, $546 and $480 for fiscal years 1996, 1995 and 1994, respectively.


H.   STOCK-BASED COMPENSATION

     The Company has several stock option plans that provide for granting of options to purchase common stock to designated employees, officers and directors. The options may be in the form of incentive stock options or nonqualified stock options, and are granted at fair market value on the date of grant. The option plans have various vesting schedules, ranging from being fully vested at date of grant to vesting over a four year period. One of the option plans is performance based whereby the actual number of options that vest is contingent upon the attainment of certain levels of future pre-bonus, pre-tax income. The options generally expire ten years from the date of grant. At February 1, 1997, 381,713 shares of common stock were available for grant under the various option plans.

The Company accounts for its stock-based compensation under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB Opinion No. 25), which utilizes the intrinsic value method. Compensation cost related to stock-based compensation was $1,400, $825 and $0 for the fiscal years ended 1996, 1995 and 1994, respectively.

If compensation cost for the Company's stock-based compensation plan had been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                                         1996         1995
                                                        -------------------

 Net income                         As reported         $13,624      $9,847
                                    Pro forma           $13,362      $9,596


 Net income per share               As reported         $  1.86      $ 1.40
                                    Pro forma           $  1.83      $ 1.37


The weighted average fair value of options granted during the year was $9.30 and $6.95 per option for 1996 and 1995, respectively. The fair value of options granted under the Plans was estimated at the date of grant using a binomial option pricing model with the following assumptions:

                                              1996           1995
                                              -------------------
 Risk-free interest rate                      6.00%          7.00%
 Dividend yield                               0.00%          0.00%
 Expected volatility                          40.0%          40.0%
 Expected life (years)                         6.0 years      6.0 years


A summary of the Company's stock-based compensation activity related to stock options for the last three fiscal years is as follows:

                                                1996               1995                1994
                                  ----------------------------------------------------------

                                            Weighted           Weighted            Weighted
                                             Average            Average             Average
                                            Exercise           Exercise            Exercise
                                     Number    Price    Number    Price    Number     Price
 Outstanding - beginning of year    983,270    $15.09   789,820   $14.61   754,620    $14.56

 Granted                            217,400     19.13   209,600    13.81    42,600     18.28

 Expired/terminated                 (27,989)    17.26    (5,050)   15.83    (4,650)    13.45

 Exercised                         (136,780)    15.03   (11,100)    9.00    (2,750)     9.00
                                  ----------------------------------------------------------
 Outstanding - end of year        1,035,901    $15.93   983,270   $15.09   789,820    $14.61
                                  ----------------------------------------------------------



There were 979,119, 919,132, and 712,328 options exercisable at February 1, 1997, February 3, 1996, and January 28, 1995, respectively.

The following table summarizes information about stock options outstanding as of February 1, 1997:


              OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE

                                     WEIGHTED
                                      AVERAGE        WEIGHTED                WEIGHTED
                                    REMAINING         AVERAGE                 AVERAGE
         RANGE OF         NUMBER  CONTRACTUAL        EXERCISE      NUMBER    EXERCISE
  EXERCISE PRICES    OUTSTANDING         LIFE           PRICE EXERCISABLE       PRICE
                                       C>
$ 9,000   $ 9,000        353,575         4.88 YEARS  $   9.00     353,575    $   9.00
$12.500   $14.250        149,850         7.98           13.78     133,350       13.77
$14.875   $16.750        107,975         7.01           16.24     107,450       16.25
$18,000   $20,000        258,351         8.58           18.93     220,507       18.93
$25,500   $27,750        165,150         6.03           27.73     163,987       27.74
$34,500   $36,750          1,000         9.45           35.85         250       35.85
------------------------------------------------------------- -----------------------
                       1,035,901         6.66          $15.93     979.119      $15.83
------------------------------------------------------------- -----------------------


I.      QUARTERLY FINANCIAL DAT (UNAUDITED)
        Summarized quarterly financial information for fiscal 1996 and 1995 are as follows:


                                                                           QUARTER
                         ---------------------------------------------------------
FISCAL 1996                First       Second       Third      Fourth        Total
Net Sales                $39,917      $43,330     $61,073     $62,073     $206,393
Gross profit             $11,289      $12,443     $20,867     $21,435     $ 66,034
Income from operations   $ 1,921      $ 2,982     $ 7,532     $ 8,081     $ 20,516
Net Income               $ 1,301      $ 2,022     $ 4,807     $ 5,494     $ 13,624
Net Income per share     $  0.18      $  0.28     $  0.65     $  0.75     $   1.86



                                                                           QUARTER
                         ---------------------------------------------------------
FISCAL 1995                First       Second       Third      Fourth        Total
Net sales                $30,852      $34,614      $50,298    $56,527     $172,291
Gross profit             $ 8,310      $ 9,461      $16,353    $19,905     $ 54,029
Income from operations   $   751      $ 1,711      $ 5,572    $ 6,728     $ 14,762
Net Income               $  7.14      $ 1,195      $ 3,544    $ 4,394     $  9,847
Net Income per share     $  0.10      $  0.17      $  0.50    $  0.63     $   1.40

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS



RESULTS OF OPERATIONS

The following table sets forth certain financial data expressed as a percentage of net sales and the percentage change in the dollar amount of such items compared to the prior period.




                                         Percentage of Net Sales  Percentage Increase (Decrease)
                                  FEB. 1,    Feb. 3,    Jan. 28,                    Fiscal Year
                                    1997       1996        1995    1995 to 1996    1994 to 1995
                                  -----------------------------    ----------------------------
INCOME STATEMENT DATA
  Sales                             100.0%    100.0%    100.0%           19.8%      18.8%
  Cost of sales (including
   buying, distribution and
   occupancy costs)                  68.0%     68.6%     69.4%           18.7%      17.6%
                                  ----------------------------     ---------------------
  Gross profit                       32.0%     31.4%     30.6%           22.2%      21.5%
  Selling expenses                   18.6%     19.3%     19.2%           15.7%      19.1%
  General and
   administrative expenses            3.5%      3.5%      3.3%           17.3%      25.9%
                                  ----------------------------     ---------------------
  Income from operations              9.9%      8.6%      8.1%           39.0%      25.4%
  Other income                         .6%       .6%       .4%            -.6%     127.0%
                                  ----------------------------     ---------------------
  Income before provision
   for income taxes                  10.5%      9.2%      8.5%           36.1%      29.6%
  Income taxes                        3.9%      3.5%      3.2%           32.4%      32.4%
                                  ----------------------------     ---------------------
  Net income                          6.6%      5.7%      5.3%           38.4%      28.0%

FISCAL 1996 COMPARED TO FISCAL 1995

Net sales increased from $172.3 million in fiscal 1995 to $206.4 million in fiscal 1996, a 19.8% increase. Based upon the retail calendar, fiscal 1996 was a 52-week year compared to 53 weeks in the prior year, giving retailers one less week of sales in fiscal 1996. Comparable store sales increased by $17.8 million, or 11.1% for the 52 weeks of fiscal 1996 compared to the same 52 week period in the prior year. The Company had 3.3% sales growth in fiscal 1996 that was attributable to the inclusion of a full year of operating results in fiscal 1996 for stores opened in fiscal 1995 and 7.3% from the opening of 17 new stores in fiscal 1996. The remaining difference of 1.9% is due to the $2.2 million in sales during the extra week of fiscal 1995. The Company's average retail price of merchandise increased $3.70 per piece in fiscal 1996 compared to fiscal 1995, primarily due to the growth in the company's footwear business. Average sales per square foot increased 7.1%, from $238 to $255.

Gross profit after buying, distribution and occupancy costs increased $12.0 million in fiscal 1996 to $66.0 million, a 22.2% increase. As a percentage of net sales, gross profit increased from 31.4% in fiscal 1995 to 32.0% in fiscal 1996. The increase was primarily attributable to a decrease in occupancy costs as a percentage of net sales due to leverage provided by the increase in comparable store sales, as well as, improvement in the actual merchandise margin for fiscal 1996 compared to fiscal 1995. These increases were partially offset by an increase in the percentage of redemptions from Primo cards compared to the prior year. The Primo card is a frequent shopper incentive program implemented in October, 1994. The card rewards frequent shoppers with a $10 coupon after each $300 spent. Inventory shrinkage increased to .7% in fiscal 1996 compared to .6% in fiscal 1995.

Selling expenses increased from $33.2 million for fiscal 1995 to $38.4 million for fiscal 1996, a 15.7% increase. Selling expenses as a percent of net sales decreased to 18.6% for fiscal 1996 from 19.3% for fiscal 1995. This decrease was primarily attributable to improvements in the sales salaries as a percentage of net sales, partially offset by higher bonus accruals for incentives based upon net profits.

General and administrative expenses increased from $6.1 million in fiscal 1995 to $7.2 million in fiscal 1996, a 17.3% increase. As a percentage of net sales, general and administrative expenses remained constant compared to the prior year, at 3.5%.

As a result of the above changes, the Company's income from operations increased $5.8 million to $20.5 million for fiscal 1996 compared to $14.8 million for fiscal 1995, a 39.0% increase. Income from operations was 9.9% as a percentage of net sales in fiscal 1996 compared to 8.6% in fiscal 1995.

Other income for fiscal 1996 decreased .6% from fiscal 1995. Although the overall change was minimal, other income decreased compared to the previous year due to an accrual of state tax incentives receivable of approximately $240,000 recorded in the first quarter of fiscal 1995. The decrease was offset by an increase in interest income from higher levels of cash and short term investments in fiscal 1996 compared to fiscal 1995.

Income tax expense as a percentage of pre-tax income was 37.1% in fiscal 1996 compared to 38.1% in fiscal 1995. The decrease in the income tax percentage rate was primarily due to the benefits of certain state investment tax credits and due to a lower effective state income tax rate.

FISCAL 1995 COMPARED TO FISCAL 1994

Based upon the retail calendar, fiscal 1995 was a 53 week year compared to 52 weeks in the prior year, giving retailers an extra week of sales. During fiscal 1995, net sales increased to $172.3 million compared to $145.0 million in fiscal 1994, an 18.8% increase. Comparable store sales increased by $10.5 million, or 7.5% for the 53 weeks of fiscal 1995 compared to the same 53 week period in the prior year. The Company had 3.3% sales growth in fiscal 1995 that was attributable to the inclusion of a full year of operating results in fiscal 1995 for stores opened in fiscal 1994 and 6.5% sales growth from the opening of 17 new stores throughout fiscal 1995. The remaining 1.5% of the sales increase came from $2.2 million in sales during the extra week of the fiscal year. The comparable store sales gain resulted from various factors including strong denim sales, and a growing men's shoe business, and from increases in the average retail price of merchandise. The Company's average retail price of merchandise increased $1.00 in fiscal 1995 compared to fiscal 1994, due to the gains in the denim and shoe categories as well as the affect of changes in fashion demands. Average sales per square foot increased 5.8%, from $225 to $238.

Gross profit after buying, distribution, and occupancy costs increased $9.6 million in fiscal 1995 to $54.0 million, a 21.5% increase. As a percentage of net sales, gross profit increased from 30.6% in fiscal 1994 to 31.4% in fiscal 1995. This increase was primarily attributable to leverage in the occupancy costs created by increased sales and by the average occupancy cost of the 17 new stores opened during fiscal 1995 being less than the new store average for each of the past three years. The Company also had improvement in merchandise margins for fiscal 1995, which were offset by the increase in redemptions of the Primo cards compared to the 1994 fiscal year. Inventory shrinkage remained very low compared to industry averages at 0.6% and .05% for fiscal 1995 and fiscal 1994, respectively.

Selling expenses increased from $27.8 million for fiscal 1994 to $33.2 million for fiscal 1995, a 19.1% increase. Selling expenses as a percent of net sales increased to 19.3% for fiscal 1995 from 19.2% for fiscal 1994. This increase was primarily attributable to an increase in the sales executive management compensation, which resulted from a compensation expense accrual for options granted to certain key management personnel. The vesting of these options was contingent upon the company attaining specific financial performance criteria. The financial goals were achieved, resulting in an accrual of $825,000, of which $220,000 was allocated to selling expense.

General and administrative expenses increased from $4.8 million in fiscal 1994 to $6.1 million in fiscal 1995, a 25.9% increase. As a percentage of net sales, general and administrative expenses increased to 3.5% from 3.3% in the prior year. The increase in general and administrative expenses for fiscal 1995, as a percentage of net sales, resulted primarily from the stock option compensation expense accrual for certain key management personnel of the Company as explained above. Of the $825,000 accrual, $380,000 was allocated to general and administrative expenses.

As a result of the above changes, the Company's income from operations increased $3.0 million to $14.8 million for fiscal 1995 compared to $11.8 million for fiscal 1994, a 25.4% increase. Income from operations was 8.6% of net sales in fiscal 1995 compared to 8.1% in fiscal 1994.

Other income for fiscal 1995 increased 127.0% over fiscal 1994, increasing to $1.2 million from $.5 million in the previous year. This increase was primarily attributable to an increase in interest income of $300,000 from higher levels of cash and short term investments throughout fiscal 1995 compared to fiscal 1994, and to income received based upon attaining certain employment and business investment levels at the corporate headquarters in Kearney, Nebraska.

Income tax expense as a percentage of pre-tax income was 38.1% in fiscal 1995 compared to 37.3% in fiscal 1994. The increase in the income tax percentage rate was primarily due to the fact that a larger share of pre-tax net income fell in the 35% tax bracket compared to the prior fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary ongoing cash requirements are for inventory, payroll, new store expansion, and remodeling. Historically, the Company's primary source of working capital has been cash flow from operations. During fiscal 1996, 1995, and 1994 the Company's cash flow from operations was $18.5 million, $11.6 million, and $12.2 million, respectively. The Company has available an unsecured line of credit of $5.0 million and a $5.0 million letter of credit facility, all with First National Bank and Trust Co. of Kearney, Nebraska. Borrowings under both lines of credit provide for interest to be paid at a rate equal to the prime rate published in the Wall Street Journal on the date of the borrowings. The Company is subject to certain covenants, including a requirement to maintain $5.0 million in working capital. As of February 1, 1997, the Company's working capital was $54.9 million, including $35.5 million of cash and cash equivalents.

The Company has, from time to time, borrowed against these lines of credit during periods of peak inventory build-up. There were no significant borrowings during fiscal 1996, 1995 or 1994. The Company had no bank borrowings as of February 1, 1997.

During fiscal 1996, 1995, and 1994, the Company invested $4.3 million, $5.4 million, and $6.4 million, respectively, in new store construction, store renovation and upgrading store technology. The Company also spent $200,000, $800,000, and $900,000, in fiscal 1996, 1995, and 1994, respectively, to upgrade its computer system, remodel the distribution center and make improvements to the corporate headquarters.

The Company believes that existing cash and cash flow from operations will be sufficient to fund current and long-term anticipated capital expenditures and working capital requirements for the next several years.

During fiscal 1997, the Company anticipates completing approximately 21 store construction projects, including approximately 17 new stores and approximately 4 stores to be remodeled and/or relocated. As of March 1997, leases for 10 new stores have been signed, and a lease for 1 additional location is under negotiation; however, exact new store openings, remodels and relocations may vary from those anticipated. The average cost of opening a new store is approximately $445,000, including construction costs of approximately $325,000 and inventory costs of approximately $120,000. Management estimates that total capital expenditures during fiscal 1997 will be approximately $13 million, before landlord allowances, estimated to be $1.5 million.

SEASONALITY AND INFLATION

The Company's business is seasonal, with the Christmas season (from approximately November 15 to December 30) and the back-to-school season (from approximately July 15 to September 1) historically contributing the greatest volume of net sales. For fiscal years 1996, 1995, and 1994, the Christmas and back-to-school seasons accounted for an average of approximately 40% of the Company's fiscal year net sales. Although the operations of the Company are influenced by general economic conditions, the Company does not believe that inflation has had a material effect on the results of operations during the past three fiscal years. Quarterly results may vary depending on the timing and amount of sales and costs associated with the opening of new stores and the remodeling of existing stores.



STOCK PRICES BY QUARTER

The Company's common Stock trades in the over-the-counter market under the NASDAQ National Market System symbol BKLE. The Company has not paid any cash dividends in fiscal 1996, 1995 or 1994, and plans no cash dividends in the foreseeable future.

The number of record holders of the Company's common stock as of April 14, 1997 was 302. Based upon information from the principal market makers, the Company believes there are more than 2,000 beneficial owners. The last reported sales price of the Company's common stock on April 14, 1997 was $28.50.




FOLLOWING IS THE COMPANY'S QUARTERLY MARKET RANGE FOR FISCAL YEARS 1996, 1995 AND 1994.

                                        1996                       1995                        1994
Quarter                      HIGH        LOW            HIGH        Low             High        Low
---------------------------------------------------------------------------------------------------
First                      $18.75     $30.00          $16.50     $13.50           $20.25     $15.50
Second                      23.25      41.50           19.00      14.75            18.50      12.00
Third                       25.00      38.00           18.25      15.25            15.25      11.50
Fourth                      22.00      32.50           19.50      16.25            14.50      10.50
---------------------------------------------------------------------------------------------------


NOTES:

\

CORPORATE
INFORMATION

DATE FOUNDED
1948

NUMBER OF EMPLOYEES
3,500

STOCK TRANSFER AGENT & REGISTRAR
UMB Bank, n.a.
P.O. Box 419226
Kansas City, Missouri  64141-6226
816-860-7000

STOCK EXCHANGE LISTING
NASDAQ National Market System
Trading Symbol: BKLE

INDEPENDENT PUBLIC ACCOUNTANTS
Deloitte & Touche, LLP
Omaha, Nebraska

GENERAL CORPORATE COUNSEL
Jacobsen, Orr, Nelson, Wright, Harder &
Lindstrom, P.C.
Kearney, Nebraska

LEGAL COUNSEL
Knudsen, Berkheimer, Richardson, Endacott
& Routh
Lincoln, Nebraska

ANNUAL MEETING
The Annual Meeting of Shareholders is
scheduled for 10:00 a.m. Monday, June 2,
1997 at the Ockinga Center, University
of Nebraska at Kearney. (Kearney, Nebraska)

FORM 10-K
A copy of the 10-K is available to shareholders without charge upon written request to:
Karen B. Rhoads, Vice President of Finance
The Buckle, Inc.
P.O. Box 1480
Kearney, Nebraska  68848-1480

TRADEMARKS
The Buckle is a trademark of The Buckle, Inc., which is registered in the United States.


BOARD OF DIRECTORS

DANIEL J. HIRSCHFELD
Chairman of the Board

DENNIS H. NELSON
President & Chief Executive Officer

KAREN B. RHOADS
Vice President of Finance, Treasurer & Chief
Financial Officer

RALPH M. TYSDAL
Owner of McDonald's restaurant franchises

BILL L. FAIRFIELD
President & CEO, Inacom Corp.

WILLIAM D. ORR
Senior Vice President for Agency & Marketing
Operations, Woodmen Accident &
Life Co.

ROBERT E. CAMPBELL
President, Miller & Paine
(Real Estate Management)

EXECUTIVE OFFICERS

DENNIS H. NELSON
President & Chief Executive Officer

KAREN B. RHOADS
Vice President of Finance, Treasurer & Chief
Financial Officer

S. WAYNE DAUGHERTY
Vice President of Operations & Secretary

JAMES E. SHADA
Vice President of Sales

GARY L. LALONE
Vice President of Sales

SCOTT M. PORTER
Vice President of Men's Merchandising

BRETT P. MILKIE
Vice President of Leasing