Form 10-K405, Exhibit 13
period 1998-01-31
BUCKLE INC
filed 1998-04-30
CIK 885245

                                                            FINANCIAL HIGHLIGHTS


                                                       JAN. 31, 1998         Feb. 1, 1997          Feb. 3, 1996
                                                 (dollar amounts in thousands, except per share and sales per sq. ft.)
INCOME STATEMENT DATA
   Net Sales                                             $ 267,921              $206,393              $172,291
   Net Income before income taxes                           37,417                21,667                15,920
   Provisions for income taxes                              14,086                 8,043                 6,073
   Net Income                                            $  23,331              $ 13,624              $  9,847
   Diluted Income per share                              $    1.57              $    .95              $    .71
   Net Income as a percentage of
     net sales                                                 8.7%                  6.6%                  5.7%

SELECTED FINANCIAL DATA
  Working Capital                                        $  77,885              $ 54,904              $ 37,794
  Total Assets                                           $ 144,837              $102,017              $ 81,683
  Long Term Debt                                                 0                     0                     0
  Stockholders' Equity                                   $ 107,882              $ 78,043              $ 61,629
  Number of stores open at year end                            199                   181                   164
  Average sales per square foot
    (in real $, not thousands)                           $     300              $    255              $    238
  Average sales per store                                $   1,400              $  1,183              $  1,094
  Comparable store sales change                               18.6%                 11.1%                  7.5%

                                                         SELECTED FINANCIAL DATA



                                                                                 Fiscal Years Ended
                                                 -----------------------------------------------------------------------------------
                                                 JANUARY 31,       February 1,      February 3,       January 28,       January 29,
                                                     1998              1997             1996              1995             1994
                                                 -----------------------------------------------------------------------------------
                                                     (dollar amounts in thousands, except per share and selected operating data)
INCOME STATEMENT DATA
    Net Sales                                      $267,921         $206,393        $  172,291         $145,038           $129,631
    Cost of sales (including
      buying, distribution and
      occupancy costs)                              174,379          140,359           118,262          100,578             89,094
                                                 -----------------------------------------------------------------------------------
    Gross profit                                     93,542           66,034            54,029           44,460             40,537
    Selling expenses                                 49,040           38,361            33,166           27,840             24,792
    General and
      administrative expenses                         8,772            7,157             6,101            4,848              4,644
                                                 -----------------------------------------------------------------------------------
    Income from operations                           35,730           20,516            14,762           11,772             11,101
    Other income                                      1,687            1,151             1,158              510                476
                                                 -----------------------------------------------------------------------------------
    Income before provision
      for income taxes                               37,417           21,667            15,920           12,282             11,577
    Income taxes                                     14,086            8,043             6,073            4,586              4,376
                                                 -----------------------------------------------------------------------------------
    Net income                                     $ 23,331         $ 13,624        $    9,847         $  7,696           $  7,201
                                                 ===================================================================================
    Basic Income Per Share                         $   1.65         $   0.98        $     0.72         $   0.55           $   0.52
    Diluted Income Per Share                       $   1.57         $   0.95        $     0.71         $   0.55           $   0.51

SELECTED OPERATING DATA
    Stores open at end of period                        199              181               164              147                131
    Average sales per square foot                  $    300         $    255        $      238         $    225           $    238
    Average sales per store (000's)                $  1,400         $  1,183        $    1,094         $  1,029           $  1,103
    Comparable store sales change                     18.6%            11.1%              7.5%            -1.8%              -3.7%

BALANCE SHEET DATA
    Working capital                                $ 77,885         $ 54,904        $   37,794         $ 28,704           $ 23,498
    Total assets                                   $144,837         $102,017        $   81,683         $ 65,051           $ 54,408
    Long term debt                                        -                -                 -                -                  -
    Stockholders' equity                           $107,881         $ 78,043        $   61,629         $ 51,782           $ 44,555

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
The Buckle, Inc.
Kearney, Nebraska

We have audited the accompanying balance sheets of The Buckle, Inc. as of January 31, 1998 and February 1, 1997, and the related statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of The Buckle, Inc. as of January 31, 1998 and February 1, 1997 and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 31, 1998 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
February 27, 1998

                                                                  BALANCE SHEETS


                                                                                        JANUARY 31,               February 1,
ASSETS                                                                                     1998                      1997
                                                                                             (dollar amounts are in thousands)

CURRENT ASSETS:

    Cash and cash equivalents                                                      $     53,593                  $  35,486
    Short-term investments                                                               14,013                      8,455
    Accounts receivable, net of allowance of $491 and
      $312, respectively                                                                  2,149                      1,387
    Inventory                                                                            42,339                     31,106
    Prepaid expenses and other assets (Note D)                                            2,370                      1,965
                                                                                    --------------------------------------
          Total current assets                                                          114,464                     78,399

PROPERTY AND EQUIPMENT (Note B):                                                         59,100                     49,248
    Less accumulated depreciation                                                       (29,688)                   (26,290)
                                                                                    --------------------------------------
                                                                                         29,412                     22,958

OTHER ASSETS (Note E)                                                                       961                        660
                                                                                    --------------------------------------
                                                                                    $   144,837                  $ 102,017
                                                                                    ======================================


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

    Accounts payable                                                                $    17,248                  $   9,407
    Accrued employee compensation                                                        14,519                      9,565
    Accrued store operating expenses                                                      2,407                      1,677
    Gift certificates redeemable                                                          1,357                      1,106
    Income taxes payable                                                                  1,048                      1,740
                                                                                    --------------------------------------
            Total current liabilities                                                    36,579                     23,495

DEFERRED INCOME TAXES (Note D)                                                              377                        479

COMMITMENTS (Notes C and F)

STOCKHOLDERS' EQUITY (Note H):

    Common stock, authorized 20,000,000 shares of $.05 par value; issued and
      outstanding; 14,439,736 and 13,963,812 shares, respectively                           722                        349
    Additional paid-in capital                                                           33,204                     25,520
    Retained earnings                                                                    75,505                     52,174
    Unearned compensation - restricted stock                                             (1,550)                         -
                                                                                    --------------------------------------
            Total stockholders' equity                                                  107,881                     78,043
                                                                                    --------------------------------------

                                                                                    $   144,837                  $ 102,017
                                                                                    ======================================


See notes to financial statements.

STATEMENTS OF INCOME


                                                                                            Years Ended
                                                                     --------------------------------------------------------
                                                                      JANUARY 31,          February 1,          February 3,
                                                                          1998                 1997                 1996

                                                                      (dollar amounts are in thousands except per share data)

SALES, Net of returns and allowances of
    $18,424, $13,650 and $11,057
      respectively                                                   $    267,921           $   206,393          $  172,291

COST OF SALES (Including buying, distribution
    and occupancy costs)                                                  174,379               140,359             118,262
                                                                     --------------------------------------------------------
            Gross profit                                                   93,542                66,034              54,029

OPERATING EXPENSES:

    Selling                                                                49,040                38,361              33,166
    General and administrative                                              8,772                 7,157               6,101
                                                                     --------------------------------------------------------
                                                                           57,812                45,518              39,267
                                                                     --------------------------------------------------------
INCOME FROM OPERATIONS                                                     35,730                20,516              14,762

OTHER INCOME, Net                                                           1,687                 1,151               1,158
                                                                     --------------------------------------------------------
INCOME BEFORE INCOME TAXES                                                 37,417                21,667              15,920

PROVISION FOR INCOME TAXES (Note D)                                        14,086                 8,043               6,073
                                                                     --------------------------------------------------------
NET INCOME                                                           $     23,331           $    13,624           $   9,847
                                                                     ========================================================

BASIC INCOME PER SHARE                                               $       1.65           $      0.98           $    0.72
                                                                     ========================================================

DILUTED INCOME PER SHARE                                             $       1.57           $      0.95           $    0.71
                                                                     ========================================================


See notes to financial statements.

                                              STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                   Additional
                                                     Common          Paid-in         Retained         Unearned
                                                      Stock          Capital         Earnings       Compensation          Total
                                                                         (dollar amounts are in thousands)

BALANCE, January 28, 1995                           $    342      $    22,737       $    28,703         $      -    $  51,782
    Common stock (11,250 shares) issued
      on exercise of stock options                         1              101                 -                -          102

    Repurchase of common stock
      (5,900 shares)                                      (1)            (101)                -                -         (102)

    Net income                                             -                -             9,847                -        9,847
                                                   --------------------------------------------------------------------------
BALANCE, February 3, 1996                                342           22,737            38,550                -       61,629

    Common stock (136,781 shares)
      issued on exercise of stock options                  7            2,041                 -                -        2,048

    Tax benefit related to exercise of
      employee stock options                               -              742                 -                -          742

    Net income                                             -                -            13,624                -       13,624
                                                   --------------------------------------------------------------------------
BALANCE, February 1, 1997                                349           25,520            52,174                -       78,043
    2-for-1 stock split                                  349             (349)                -                -            -

    Common stock (425,924 shares)
      issued on exercise of stock options                 21            3,369                 -                -        3,390

    Tax benefit related to exercise of
      employee stock options                               -            3,117                 -                -        3,117

    Restricted stock issuance
      (50,000 shares)                                      3            1,547                 -           (1,550)           -
    Net income                                             -                -            23,331                -       23,331
                                                   --------------------------------------------------------------------------

BALANCE, January 31, 1998                          $     722        $   33,204      $    75,505         $ (1,550)   $ 107,881
                                                   ==========================================================================


See notes to financial statements.

STATEMENTS OF CASH FLOWS


                                                                                            Years Ended
                                                                       --------------------------------------------------------
                                                                       JANUARY 31,          February 1,          February 3,
                                                                          1998                 1997                 1996

                                                                                    (dollar amounts are in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                         $    23,331            $   13,624          $    9,847
    Adjustments to reconcile net income to net cash flows
      from operating activities:

       Depreciation                                                          5,309                 5,346               5,430
       Deferred taxes                                                         (225)                  167                (423)
       Loss on disposal of assets                                              191                     -                  65
       Changes in operating assets and liabilities:

           Accounts receivable                                                (763)                 (411)                 28
           Inventory                                                       (11,233)               (4,049)            (10,068)
           Prepaid expenses and other assets                                 2,836                   (84)                 27
           Accounts payable                                                  7,841                   745               2,697
           Accrued employee compensation                                     4,954                 2,882               2,253
           Accrued store operating expenses                                    729                   481                 336
           Gift certificates redeemable                                        251                   185                 142
           Income taxes payable                                               (691)                 (351)              1,254
                                                                       -----------------------------------------------------
         Net cash flows from operating activities                           32,530                18,535              11,588

CASH FLOWS FROM INVESTING ACTIVITIES:

    Purchase of property and equipment                                     (12,087)               (4,489)             (6,223)
    Proceeds from sale of property and equipment                               133                    45                   4
    Increase in other assets                                                  (301)                 (182)               (137)
    Purchase of short-term investments                                     (11,428)               (6,786)             (5,097)
    Proceeds from maturities of short-term investments                       5,870                 3,816               2,829
                                                                       -----------------------------------------------------
         Net cash flows from investing activities                          (17,813)               (7,596)             (8,624)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of common stock
      and exercise of stock options                                          3,390                 2,048                 102
    Purchases of common stock                                                    -                     -                (102)
                                                                       -----------------------------------------------------
Net cash flows from financing activities                                     3,390                 2,048                   -
                                                                       -----------------------------------------------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                   18,107                12,987               2,964

CASH AND CASH EQUIVALENTS, Beginning of year                                35,486                22,499              19,535
                                                                       -----------------------------------------------------

CASH AND CASH EQUIVALENTS, End of year                                 $    53,593            $   35,486          $   22,499
                                                                       =====================================================

See notes to financial statements.

                        NOTES TO FINANCIAL STATEMENTS



YEARS ENDED JANUARY 31, 1998, FEBRUARY 1, 1997 AND FEBRUARY 3, 1996 (dollar amounts are in thousands)

A.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       FISCAL YEAR - The Buckle, Inc. (the Company) has its fiscal year end on the Saturday nearest January 31. All references in these financial statements to fiscal years are to the calendar year in which the fiscal year begins. Fiscal 1997 represents the 52-week period ended January 31, 1998. Fiscal year 1996 represents the 52-week period ended February 1, 1997 and fiscal year 1995 represents the 53-week period ended February 3, 1996.

       NATURE OF OPERATIONS - The Company is a retailer of medium to better priced casual apparel for fashion conscious young men and women operating in 199 stores located in 26 states throughout the central United States, as of January 31, 1998.

       During fiscal 1997, the Company opened nineteen new stores, substantially renovated two stores and closed one store. During fiscal 1996, the Company opened seventeen new stores and substantially renovated four stores. During fiscal 1995, the Company opened seventeen new stores and substantially renovated eight stores.

       REVENUE RECOGNITION - The Company operates on a cash and carry basis, so revenue is recognized at the time of sale. Returns are recorded at the time merchandise is returned.

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

       SHORT-TERM INVESTMENTS - Short-term investments are carried at amortized cost. All of the Company's short-term investments have been classified as held-to-maturity securities. The investments are all municipal bonds, U.S. Treasury securities or repurchase agreements. The carrying amount of the investments approximates fair value at January 31, 1998.

       PRE-OPENING EXPENSES - Costs related to opening new stores are expensed as incurred.

       ADVERTISING COSTS - Advertising costs are expensed as incurred and amounted to $3,218, $2,757 and $2,474 for fiscal years 1997, 1996 and 1995, respectively.

       STOCK-BASED COMPENSATION - The Company accounts for its stock-based compensation under provisions of Accounting Principles Opinion 25, Accounting for Stock Issued to Employees (APB 25).

       FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATIONS - Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily cash and short-term investments and accounts receivable. The Company places its investments primarily in tax-free municipal bonds or U.S. Treasury securities with short-term maturities, and limits the amount of credit exposure to any one entity. Concentrations of credit risk with respect to accounts receivable are limited due to the nature of the Company's receivables; mainly layaways, for which the Company retains possession of the merchandise until the customer's account is paid in full and employee receivables, which can be offset against future compensation. Because of their maturities, the Company's financial instruments have a fair value approximating their carrying value.

       EARNINGS PER SHARE - The Financial Accounting Standards Board (FASB) issued Statement No. 128, "Earnings Per Share", which is effective for 1997 financial statements. FASB No. 128 requires dual presentation of Basic and Diluted earnings per share for all periods for which an income statement is presented. Basic earnings per share data are based on the weighted average outstanding common shares during the period. Diluted earnings per share data are based on the weighted average outstanding common shares and the effect of all dilutive potential common shares, including stock options and warrants. All prior periods earnings per share data have been restated in accordance with FASB No. 128.

       The earnings per share and the average weighted shares outstanding for the prior periods presented have also been restated to reflect the impact of the Company's 2-for-1 stock split made in the form of a 100 percent stock dividend issued on April 24, 1997.

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

       ACCOUNTING PRONOUNCEMENTS - In June 1997, the FASB issued Statement No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. This statement is effective for 1998 financial statements.

       Also in June 1997, the FASB issued Statement No. 131, Disclosure About Segments of an Enterprise and Related Information, which will be effective in 1998. FASB No. 131 establishes standards for the way public enterprises report information about operating segments. The Company currently complies with most provisions of this statement and any incremental disclosure required by that statement is expected to be minimal.

B.     PROPERTY AND EQUIPMENT

       A summary of the cost of property and equipment follows:
       (dollar amounts are in thousands)


                                                                              JANUARY 31,               February 1,
                                                                                 1998                      1997

                                                                      ------------------------------------------------
       Land                                                                 $      634                   $     39
       Building and improvements                                                 1,210                      1,268
       Office equipment                                                          1,869                      2,553
       Transportation equipment                                                  4,118                      1,720
       Leasehold improvements                                                   21,366                     19,170
       Furniture and fixtures                                                   25,890                     22,931
       Shipping/receiving equipment                                              1,183                      1,179
       Screenprinting equipment                                                    102                        102
       Construction-in-progress                                                  2,728                        286
                                                                      ------------------------------------------------
                                                                            $   59,100                   $ 49,248
                                                                      ================================================

C.     FINANCING ARRANGEMENTS

       The Company has available an unsecured line of credit of $5 million and a $5 million letter of credit facility. Borrowings under the line of credit and letter of credit provide for interest to be paid at a rate equal to the prime rate published in The Wall Street Journal on the date of the borrowings. There were no bank borrowings at January 31, 1998 and February 1, 1997 or at any time during fiscal 1997, 1996 and 1995. The Company had outstanding letters of credit totalling $626 and $333 at January 31, 1998 and February 1, 1997, respectively.

       Included in the statements of income, is interest expense of $4, $-0- and $-0- and interest income of $1,729, $1,023 and $766 for fiscal years 1997, 1996 and 1995, respectively. Cash paid for interest approximates interest expense for all three years.

D.     INCOME TAXES

       The provision for income taxes consists of:
       (dollar amounts are in thousands)


                                                                                               Fiscal Year
                                                                        ------------------------------------------------------
                                                                             1997                   1996                 1995
       Currently payable:

          Federal                                                       $   11,763             $   6,456             $   5,123
          State                                                              2,547                 1,420                 1,373
       Deferred                                                               (224)                  167                  (423)
                                                                        ------------------------------------------------------
       Total                                                            $   14,086             $   8,043             $   6,073
                                                                        ======================================================

       Total tax expense for the year varies from the amount which would be provided by applying the statutory income tax rate to earnings before income taxes. The major reasons for this difference (expressed as a percent of pre-tax income) are as follows:


                                                                                               Fiscal Year
                                                                         -----------------------------------------------------
                                                                           1997                   1996                 1995

       Statutory rate                                                      35.0 %                  35.0 %               35.0 %
       Surtax exemption                                                       -                    (0.5)                (0.7)
       State income tax effect                                              4.9                     5.0                  5.5
       Tax exempt interest income                                          (2.0)                   (1.9)                (1.8)
       Expenses not deductible                                              0.1                     0.1                  0.1
       Benefits of state tax credits                                       (0.4)                   (0.6)                   -
                                                                         -----------------------------------------------------

                                                                           37.6 %                  37.1 %               38.1 %
                                                                         =====================================================

       Deferred tax assets and liabilities are comprised of the following:


                                                                                         JANUARY 31,               February 1,
                                                                                            1998                      1997

Deferred tax assets:
          Inventory                                                                    $     660                $      499
          Option compensation                                                                579                       740
          Accrued vacation                                                                   232                       197
          Allowance for doubtful accounts                                                    172                       106
          Gift certificates                                                                   62                        47
          Other                                                                               43                        37
                                                                                       -----------------------------------
                                                                                       $   1,748                $    1,626
                                                                                       -----------------------------------

       Deferred tax liabilities - depreciation                                         $     377                $      479
                                                                                       ===================================


       The deferred tax assets are classified in prepaid expenses and other assets.

       Cash paid for income taxes was $10,678; $6,433 and $4,407 in fiscal years 1997, 1996 and 1995, respectively.

E.     RELATED PARTY TRANSACTIONS

       Included in other assets is a $600 note receivable from a life insurance trust fund controlled by the Company's Chairman.

       The note is secured by a life insurance policy on the Chairman.

F.     LEASE COMMITMENTS

       The Company conducts its operations in leased facilities under numerous noncancelable operating leases expiring at various dates through January 31, 2009. Most of the Company's stores have lease terms of approximately ten years and generally do not contain renewal options. Operating lease base rental expense for fiscal 1997, 1996 and 1995 was $13,108, $11,493 and $9,947, respectively. Most of the rental payments are based on a minimum annual rental plus a percentage of sales in excess of a specified amount. Percentage rents for fiscal 1997, 1996 and 1995 were $1,479; $847 and $474, respectively. Total future minimum rental commitments under these operating leases are as follows:

       (dollar amounts are in thousands)

       Fiscal Year

       1998                                                       $   14,151
       1999                                                           14,371
       2000                                                           14,172
       2001                                                           13,768
       2002                                                           12,505
       Thereafter                                                     26,753
                                                                  ----------

       Total minimum payments required                            $   95,720
                                                                  ==========

G.     PROFIT SHARING PLAN

       The Company has a 401(k) profit sharing plan covering all eligible employees who desire to participate. Contributions to the plan are based upon the amount of the employees' deferrals and the employer's matching formula. The Company's matching contribution relates to the employees' deferrals up to 6% of the employees' compensation. The Company has elected to make matching contributions equal to 100% of the employees' deferrals not exceeding 6%. The total expense under the profit sharing plan was $792, $638 and $546 for fiscal years 1997, 1996 and 1995, respectively.

H.     STOCK-BASED COMPENSATION

       The Company has several stock option plans that provide for granting of options to purchase common stock to designated employees, officers and directors. The options may be in the form of incentive stock options or nonqualified stock options, and are granted at fair market value on the date of grant. The options generally expire ten years from the date of grant. At January 31, 1998, 1,193,151 shares of common stock were available for grant under the various option plans of which 931,000 shares were not available to executive officers of the Company.

       The Company granted 50,000 shares of restricted common stock with an aggregate market value of $1,550 at fiscal 1997 year end. Unearned compensation equivalent to the market value of the shares at the date of grant was charged to stockholders' equity. Such unearned compensation will be amortized into compensation expense over a five year period, at which time the shares will fully vest.

       The Company accounts for its stock-based compensation under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB Opinion No. 25), (because we are not showing Comp. expense) which utilizes the intrinsic value method. Compensation cost related to stock-based compensation was $-0-, $1,400 and $825 for the fiscal years ended 1997, 1996 and 1995, respectively.

       If compensation cost for the Company's stock-based compensation plan had been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:


                                                                     1997                1996                 1995
                                                               ------------------------------------------------------
       Net income                             As reported      $      23,331       $     13,624         $      9,847
                                              Pro forma        $      22,482       $     13,362         $      9,596

       Basic income per share                 As reported      $        1.65       $       0.98         $       0.72
                                              Pro forma        $        1.59       $       0.96         $       0.70

       Diluted income per share               As reported      $        1.57       $       0.95         $       0.71
                                              Pro forma        $        1.51       $       0.93         $       0.69


       The weighted average fair value of options granted during the year was $9.31, $4.65 and $3.48 per option for 1997, 1996 and 1995, respectively.
       The fair value of options granted under the Plans was estimated at the date of grant using a binomial option pricing model with the following assumptions:


                                                                         1997                  1996                  1995
                                                                       ---------------------------------------------------------
       Risk-free interest rate                                           6.00 %               6.00 %                 7.00 %
       Dividend yield                                                    0.00 %               0.00 %                 0.00 %
       Expected volatility                                               40.0 %               40.0 %                 40.0 %
       Expected life (years)                                              6.0 years            6.0 years              6.0 years

       A summary of the Company's stock-based compensation activity related to stock options for the last three fiscal years is as follows:


                                                            1997                           1996                      1995
                                                 ----------------------------------------------------------------------------------
                                                               WEIGHTED                      WEIGHTED                   WEIGHTED
                                                                AVERAGE                       AVERAGE                    AVERAGE
                                                               EXERCISE                      EXERCISE                   EXERCISE
                                                  NUMBER         PRICE         NUMBER          PRICE       NUMBER         PRICE

       Outstanding - beginning of year            2,071,802  $      7.97      1,966,540    $      7.55      1,579,640    $    7.31
       Granted                                      545,700        13.42        434,800           9.57        419,200         6.91
       Expired/terminated                           (18,875)       10.51        (55,978)          8.63        (10,100)        7.92
       Exercised                                   (425,924)        7.98       (273,560)          7.52        (22,200)        4.50
                                                 ----------------------------------------------------------------------------------
       Outstanding - end of year                  2,172,703  $      9.31      2,071,802    $      7.97      1,966,540    $    7.55
                                                 ==================================================================================

       There were 1,603; 979 and 919 options exercisable at January 31, 1998, February 1, 1997 and February 3, 1996, respectively.

       The following table summarizes information about stock options outstanding as of January 31, 1998:


                                        OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
    --------------------------------------------------------------------------      ------------------------------
                                                WEIGHTED
                                                AVERAGE              WEIGHTED                            WEIGHTED
                                                REMAINING            AVERAGE                             AVERAGE
        RANGE OF                   NUMBER       CONTRACTUAL          EXERCISE           NUMBER           EXERCISE
      EXERCISE PRICES            OUTSTANDING       LIFE               PRICE          EXERCISABLE         PRICE

     $      4.500    $    4.500     586,700         3.88 years    $     4.50           586,700     $      4.50
     $      6.250    $    7.125     217,676         6.99                6.89           201,651            6.88
     $      7.438    $    8.375     203,550         6.01                8.12           203,100            8.12
     $      9.000    $   10.000     338,502         7.63                9.47           300,652            9.47
     $     12.750    $   13.938     824,575         7.63               13.58           310,325           13.82
     $     17.250    $   18.378       1,700         9.45               17.91               750           18.00
     --------------------------------------------------------------------------      ------------------------------
                                  2,172,703         6.38          $     9.31         1,603,178     $      8.00
     ==========================================================================      ==============================

I.     EARNINGS PER SHARE

       The following table provides a reconciliation between basic and diluted earnings per share (amounts in thousands except per share amounts):


                                      1997                                 1996                               1995
                           ---------------------------------   ---------------------------------    --------------------------------
                                                     PER                                PER                                PER
                                                    SHARE                              SHARE                              SHARE
                           INCOME     SHARES       AMOUNT      INCOME      SHARES     AMOUNT        INCOME    SHARES     AMOUNT

       BASIC EPS

          Net income       $  23,331    14,141    $    1.65    $  13,624     13,905   $    0.98     $  9,847    13,690    $   0.72

       EFFECT OF DILUTIVE
          SECURITIES
          Stock Options                    738                                  469                                221
                           ---------------------------------   ---------------------------------    --------------------------------
       DILUTED EPS         $  23,331    14,879    $    1.57    $  13,624     14,374   $    0.95     $  9,847    13,911    $   0.71
                           =================================   =================================    ================================

J.     QUARTERLY FINANCIAL DATA (UNAUDITED)

       Summarized quarterly financial information for fiscal 1997 and 1996 are as follows (in thousands, except per share amounts):


                                                                                     QUARTER
                                              -----------------------------------------------------------------------------------
       FISCAL 1997                                FIRST             SECOND           THIRD           FOURTH            TOTAL
       NET SALES                              $   48,325       $   55,220        $   79,604       $   84,772        $    267,921
       GROSS PROFIT                           $   14,765       $   17,441        $   28,942       $   32,394        $     93,542
       INCOME FROM OPERATIONS                 $    3,382       $    5,186        $   12,342       $   14,820        $     35,730
       NET INCOME                             $    2,257       $    3,479        $    7,972       $    9,623        $     23,331
       BASIC INCOME PER SHARE                 $     0.16       $     0.25        $     0.56       $     0.68        $       1.65
       DILUTED INCOME PER SHARE               $     0.16       $     0.24        $     0.53       $     0.64        $       1.57


                                                                                     QUARTER
                                              -----------------------------------------------------------------------------------
       Fiscal 1996                                First             Second           Third             Fourth           Total
       Net sales                              $   39,917       $   43,330        $   61,073       $   62,073        $    206,393
       Gross profit                           $   11,289       $   12,443        $   20,867       $   21,435        $     66,034
       Income from operations                 $    1,921       $    2,982        $    7,532       $    8,081        $     20,516
       Net income                             $    1,301       $    2,022        $    4,807       $    5,494        $     13,624
       Basic Income per Share                 $     0.09       $     0.15        $     0.34       $     0.40        $       0.98
       Diluted Income per Share               $     0.09       $     0.14        $     0.33       $     0.39        $       0.95

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table sets forth certain financial data expressed as a percentage of net sales and the percentage change in the dollar amount of such items compared to the prior period.


                                                           PERCENTAGE OF NET SALES                  PERCENTAGE INCREASE (DECREASE)
                                               JANUARY 31,       FEBRUARY 1,      FEBRUARY 3,                  FISCAL YEAR
                                                   1998              1997             1996          1996 to 1997      1995 to 1996
                                               ----------------------------------------------       -------------------------------
INCOME STATEMENT DATA

    Net Sales                                    100.0%           100.0%           100.0%               29.8%              19.8%
    Cost of sales (including
      buying, distribution and
      occupancy costs)                            65.1%            68.0%            68.6%               24.2%              18.7%
                                               ----------------------------------------------       -------------------------------
    Gross profit                                  34.9%            32.0%            31.4%               41.7%              22.2%
    Selling expenses                              18.3%            18.6%            19.3%               27.9%              15.7%
    General and
      administrative expenses                      3.3%             3.5%             3.5%               22.6%              17.3%
                                               ----------------------------------------------       -------------------------------
    Income from operations                        13.3%             9.9%             8.6%               74.1%              39.0%
    Other income                                    .7%              .6%              .6%               46.6%               -.6%
                                               ----------------------------------------------       -------------------------------
    Income before
      income taxes                                14.0%            10.5%             9.2%               72.7%              36.1%
    Income taxes                                   5.3%             3.9%             3.5%               75.1%              32.4%
                                               ----------------------------------------------       -------------------------------
    Net income                                     8.7%             6.6%             5.7%               71.3%              38.4%
                                               ==============================================       ===============================

FISCAL 1997 COMPARED TO FISCAL 1996

Net sales increased from $206.4 million in fiscal 1996 to $267.9 million in fiscal 1997, a 29.8% increase. Comparable store sales increased by $36.1 million, or 18.6% for fiscal 1997 compared to the same period in the prior year. The Company had 5.0% sales growth in fiscal 1997 that was attributable to the inclusion of a full year of operating results in fiscal 1997 for stores opened in fiscal 1996 and 6.2% from the opening of 19 new stores in fiscal 1997. The Company's average retail price of merchandise increased $3.40 per piece in fiscal 1997 compared to fiscal 1996, primarily due to higher price points in the guy's denim category and in guy's knit shirts and from the continued growth in the company's footwear business. Average sales per square foot increased 17.6% from $255 to $300.

Gross profit after buying, distribution and occupancy costs increased $27.5 million in fiscal 1997 to $93.5 million, a 41.7% increase. As a percentage of net sales, gross profit increased from 32.0% in fiscal 1996 to 34.9% in fiscal 1997. The increase was primarily attributable to a decrease in occupancy costs as a percentage of net sales due to leverage provided by the strong increase in comparable store sales and by improvement in the merchandise margins. Improvement in the merchandise margin resulted from fewer markdowns and from several opportunistic purchases during the year. Inventory shrinkage remained at
 .7% in fiscal 1997 and fiscal 1996.

Selling expenses increased from $38.4 million for fiscal 1996 to $49.0 million for fiscal 1997, a 27.9% increase. Selling expenses as a percent of net sales decreased to 18.3% for fiscal 1997 from 18.6% for fiscal 1996. The primary reason for the improvement in selling expenses as a percentage of net sales is leverage provided by strong sales to the areas of salaries and advertising expense.

General and administrative expenses increased from $7.2 million in fiscal 1996 to $8.8 million in fiscal 1997, a 22.6% increase. As a percentage of net sales, general and administrative expense decreased to 3.3% for fiscal 1997 from 3.5% for fiscal 1996. Decreases in general and administrative expenses, as a percentage of net sales, resulted primarily from leverage provided by strong sales.

As a result of the above changes, the Company's income from operations increased $15.2 million to $35.7 million for fiscal 1997 compared to $20.5 million for fiscal 1996, a 74.1% increase. Income from operations was 13.3% as a percentage of net sales in fiscal 1997 compared to 9.9% in fiscal 1996.

Other income for fiscal 1997 increased 46.6% from fiscal 1996. The increase was primarily attributable to an increase in interest income from higher levels of cash and short term investments in fiscal 1997 compared to fiscal 1996. This increase was partially offset by a loss on the disposal of assets due to the upgrade of the corporate computer system.

Income tax expense as a percentage of pre-tax income was 37.6% in fiscal 1997 compared to 37.1% in fiscal 1996. The increase in the income tax percentage rate was primarily due to the phase out of the surtax exemption due to the increased level of taxable income.

FISCAL 1996 COMPARED TO FISCAL 1995

Net sales increased from $172.3 million in fiscal 1995 to $206.4 million in fiscal 1996, a 19.8% increase. Based upon the retail calendar, fiscal 1996 was a 52-week year compared to 53 weeks in the prior year, giving retailers one less week of sales in fiscal 1996. Comparable store sales increased by $17.8 million, or 11.1% for the 52 weeks of fiscal 1996 compared to the same 52 week period in the prior year. The Company had 3.3% sales growth in fiscal 1996 that was attributable to the inclusion of a full year of operating results in fiscal 1996 for stores opened in fiscal 1995 and 7.3% from the opening of 17 new stores in fiscal 1996. The remaining difference of 1.9% is due to the $2.2 million in sales during the extra week of fiscal 1995. The Company's average retail price of merchandise increased $3.70 per piece in fiscal 1996 compared to fiscal 1995, primarily due to the growth in the company's footwear business. Average sales per square foot increased 7.1% from $238 to $255.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary ongoing cash requirements are for inventory, payroll, new store expansion, and remodeling. Historically, the Company's primary source of working capital has been cash flow from operations. During fiscal 1997, 1996, and 1995 the Company's cash flow from operations was $32.5 million, $18.5 million, and $11.6 million, respectively. As of January 31, 1998, the Company's working capital was $77.9 million, including $53.6 million of cash and cash equivalents.

The Company has available an unsecured line of credit of $5.0 million and a $5.0 million letter of credit facility, all with First National Bank and Trust Co. of Kearney, Nebraska. Borrowings under the lending arrangements provide for interest to be paid at a rate equal to the prime rate published in the Wall Street Journal on the date of the borrowings. There were no borrowings during fiscal 1997, 1996 or 1995. The Company had no bank borrowings as of January 31, 1998.

During fiscal 1997, 1996, and 1995, the Company invested $5.3 million, $4.3 million, and $5.4 million, respectively, in new store construction, store renovation and upgrading store technology, net of any construction allowances received from landlords. The Company also spent $3.7 million, $200,000, and $800,000, in fiscal 1997, 1996, and 1995, respectively, in capital expenditures for the corporate headquarters. During fiscal 1997, the Company began an expansion to the corporate headquarters and distribution facility. The addition will be approximately 122,000 square feet, added to the current 55,000 square foot building. The majority of the space will be used for the distribution center. The total cost of the project is currently estimated to be $7.5 million, with completion of the distribution system in the second quarter of fiscal 1998 and completion of the office expansion by the end of fiscal 1998. Also in fiscal 1997, the Company upgraded its corporate aircraft at a cost of $3.1 million, net of trade-in.

The Company believes that existing cash and cash flow from operations will be sufficient to fund current and long-term anticipated capital expenditures and working capital requirements for the next several years.

During fiscal 1998, the Company anticipates completing approximately 26 store construction projects, including approximately 20 new stores and approximately 6 stores to be remodeled and/or relocated. As of March 1998, leases for 5 new stores have been signed, and leases for 2 additional locations are under negotiation; however, exact new store openings, remodels and relocations may vary from those anticipated. The average cost of opening a new store is approximately $485,000, including construction costs of approximately $365,000 and inventory costs of approximately $120,000. Management estimates that total capital expenditures during fiscal 1998 will be approximately $13 million, before landlord allowances, estimated to be $1.5 million.

SEASONALITY AND INFLATION

The Company's business is seasonal, with the Christmas season (from approximately November 15 to December 30) and the back-to-school season (from approximately July 15 to September 1) historically contributing the greatest volume of net sales. For fiscal years 1997, 1996, and 1995, the Christmas and back-to-school seasons accounted for an average of approximately 40% of the Company's fiscal year net sales. Although the operations of the Company are influenced by general economic conditions, the Company does not believe that inflation has had a material effect on the results of operations during the past three fiscal years. Quarterly results may vary depending on the timing and amount of sales and costs associated with the opening of new stores and the remodeling of existing stores.

YEAR 2000 MATTERS

The Buckle recognizes that the arrival of the year 2000 poses a unique worldwide technological challenge as all computer information systems will require the ability to recognize the date change from December 31, 1999 to January 1, 2000 and forward to properly process transactions. The company has assessed its systems and is updating its computer applications and business processes to provide for their continued functionality.

The Company is utilizing internal resources to reprogram most of its software that is not year 2000 compliant. The costs of reprogramming are minimal and are being expensed as incurred. The Company does plan to utilize external resources to assist in the development and rollout of a new point-of-sale system. The purchased hardware and software for the new point-of-sale system will be capitalized in accordance with normal policy. The Company expects its Year 2000 conversion project to be completed on a timely basis; however, failure to do so or failure on the part of third parties with whom the Company does business could materially impact operations and financial results.

FORWARD LOOKING STATEMENTS

Information in this report, other than historical information, may be considered to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "1995 Act"). Such statements are made in good faith by the Company pursuant to the safe-harbor provisions of the 1995 Act. In connection with these safe-harbor provisions, this management's discussion and analysis contains certain forward-looking statements, which reflect management's current views and estimates of future economic conditions, company performance and financial results. The statements are based on many assumptions and factors that could cause future results to differ materially. Such factors include, but are not limited to, changes in product mix, changes in fashion trends, competitive factors and general economic conditions, economic conditions in the retail apparel industry, as well as other risks and uncertainties inherent in the Company's business and the retail industry in general. Any changes in these factors could result in significantly different results for the Company. The Company further cautions that the forward-looking information contained herein is not exhaustive or exclusive. The Company does not undertake to update any forward-looking statements, which may be made from time to time by or on behalf of the Company.

STOCK PRICES BY QUARTER

The Company's common stock trades on the New York Stock Exchange under the symbol BKE. The Company did not pay any cash dividends in fiscal 1997, 1996 or 1995, and has no plans for cash dividend payments in the foreseeable future.

The number of record holders of the Company's common stock as of April 13, 1998 was 342. Based upon information from the principal market makers, the Company believes there are more than 3,000 beneficial owners. The last reported sales price of the Company's common stock on April 13, 1998 was $50.00.

Following is the Company's quarterly market range for fiscal years 1997, 1996 and 1995


                                   1997                          1996                              1995
                             HIGH       LOW               High          Low                 High          Low
       ---------------------------------------------------------------------------------------------------------
       Quarter
       First               16.50      12.00               15.00          9.38                8.25         6.75
       Second              24.50      15.75               20.75         11.63                9.50         7.38
       Third               31.00      21.25               19.00         12.50                9.13         7.63
       Fourth              37.88      26.75               16.25         11.00                9.75         8.13
       ---------------------------------------------------------------------------------------------------------
       All stock prices reflect the Company's 2:1 stock split issued on April 24, 1997


BUCKLE STOCK PRICES

Effective January 31 of each year.

[BAR GRAPH]

NOTES: