Form 10-K, Exhibit 13
period 1999-01-30
BUCKLE INC
filed 1999-04-29
CIK 885245

TO OUR SHAREHOLDERS

         Once again our Buckle team raised the standard and worked diligently to produce outstanding results in 1998 on top of a great year in 1997. We appreciate the continued efforts of our growing team and the loyalty of our guests who helped make 1998 a success. Our net sales increased 26.1% over the prior year with total sales nearing $338 million for the year ended January 30, 1999. Comparable store sales grew 15.4% and net income rose 45.9% to $34.0 million.
         I'd like to share some additional highlights from our 1998 fiscal year:
            - We opened 24 new stores to end the year with 222 stores in 29 states
            - Cash and short-term investments grew to $88.4 million
            - Average store sales grew to $1.6 million and average sales per square foot increased to $344
            - In June of 1998, we completed a 3 for 2 stock split
            - We repurchased 120,600 shares of our common stock at an average price per share of $16
            - The average return on equity over the past five years is approximately 24%
         In 1999, we plan to open approximately 26 new stores and enter six new states. We have at least five expansion/remodel projects planned for 1999 as well. In 1998, we added 124,000 square feet to our corporate headquarters, expanding the facility to 179,000 square feet. In July of 1998, we began shipping from our new distribution center that grew from 30,000 square feet to 120,000 square feet, allowing us to service up to 450 stores.
         Our diverse merchandise mix allows us to satisfy the fashion demands of our guests. Through key vendors, such as Lucky Brand, Dr. Martens, Tommy Jeans, Silver, Polo Jeans Company, FUBU, Mecca, O'Neill and Quiksilver, we offer a variety of looks. We enjoy strong relationships with vendors that share our commitment to quality and service. Our private label merchandise complements the brand names we carry. Last year our private label brands accounted for approximately 10% of our sales.
         As we invest in the company's future, we consistently focus on ways to exceed our already high level of service. In 1999, we will complete the rollout of our new point of sale software and hardware, enabling us to process transactions more efficiently and assisting us in the Y2K transition. Through our website we have been promoting our company image for several years and anticipate marketing a limited selection of merchandise on our newly developed online store.
         Our goal is to continue to be the best specialty store in the marketplace. As we strive to achieve outstanding results over the short term, we intend to focus on the investments we are making in the long term goals of the company. Our investment in talented and experienced people combined with our excellent reputation and our blue chip balance sheet will help prepare us for new opportunities and allow us to continue to grow our business in 1999.
         The Buckle's consistent results are based on strong relationships built upon communication, teamwork and trust. Our guests make the Buckle their shopping destination because our team is dedicated to investing in relationships that make a difference. Thank you for your investment in the Buckle's success.



                                                        /s/ DENNIS H. NELSON
                                                        --------------------
                                                        DENNIS H. NELSON
                                                        PRESIDENT AND
                                                        CHIEF EXECUTIVE OFFICER

                             SELECTED FINANCIAL DATA

                                                                    FISCAL YEAR ENDED
                                           ---------------------------------------------------------------------
                                          JANUARY 30,    January 31,    February 1,    February 3,    January 28,
                                             1999           1998          1997            1996           1995
                                           ---------------------------------------------------------------------
                                         (dollar amounts in thousands, except per share and selected operating data)
INCOME STATEMENT DATA
   Net Sales                               $ 337,916      $ 267,921     $ 206,393       $ 172,291      $ 145,038
   Cost of sales (including
     buying, distribution and
     occupancy costs)                        216,668        174,379       140,359         118,262        100,578
                                           ---------------------------------------------------------------------
   Gross profit                              121,248         93,542        66,034          54,029         44,460
   Selling expenses                           59,557         49,040        38,361          33,166         27,840
   General and administrative expenses         9,820          8,772         7,157           6,101          4,848
                                           ---------------------------------------------------------------------
   Income from operations                     51,871         35,730        20,516          14,762         11,772
   Other income                                2,281          1,687         1,151           1,158            510
                                           ---------------------------------------------------------------------
   Income before provision
       for income taxes                       54,152         37,417        21,667          15,920         12,282
   Income taxes                               20,123         14,086         8,043           6,073          4,586
                                           ---------------------------------------------------------------------
   Net income                              $  34,029      $  23,331     $  13,624       $   9,847      $   7,696
                                           =====================================================================
   Basic income per share                  $    1.55      $    1.10     $    0.65       $    0.48      $    0.37
   Diluted income per share                $    1.47      $    1.05     $    0.63       $    0.47      $    0.37

SELECTED OPERATING DATA
   Stores open at end of period                  222            199           181             164            147
   Average sales per square foot           $     344      $     300     $     255       $     238      $     225
   Average sales per store (000's)         $   1,603      $   1,400     $   1,183       $   1,094      $   1,029
   Comparable store sales change                15.4%          18.6%         11.1%            7.5%          (1.8%)

BALANCE SHEET DATA
   Working capital                         $ 104,035      $  77,448     $  54,904       $  37,794      $  28,704
   Total assets                            $ 186,113      $ 144,460     $ 102,017       $  81,683      $  65,051
   Long term debt                                 --             --            --              --             --
   Stockholders' equity                    $ 146,130      $ 107,881     $  78,043       $  61,629      $  51,782

                          INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
The Buckle, Inc.
Kearney, Nebraska

We have audited the accompanying balance sheets of The Buckle, Inc. as of January 30, 1999 and January 31, 1998, and the related statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of The Buckle, Inc. as of January 30, 1999 and January 31, 1998 and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 30, 1999 in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP


Omaha, Nebraska
February 26, 1999

                                 BALANCE SHEETS


ASSETS                                                                      JANUARY 30,   JANUARY 31,
                                                                               1999          1998
                                                                         (DOLLAR AMOUNTS IN THOUSANDS)
CURRENT ASSETS:
Cash and cash equivalents                                                    $  61,705     $  53,593
Short-term investments                                                          26,691        14,013
Accounts receivable, net of allowance of $300 and $491, respectively             3,980         2,367
Inventory                                                                       49,411        42,339
Prepaid expenses and other assets (Note D)                                       2,231         1,715
                                                                             -----------------------
          Total current assets                                                 144,018       114,027
                                                                             -----------------------

PROPERTY AND EQUIPMENT (NOTE B):                                                74,041        59,100
   Less accumulated depreciation                                               (34,798)      (29,688)
                                                                             -----------------------
                                                                                39,243        29,412
                                                                             -----------------------

OTHER ASSETS (NOTES D AND E)                                                     2,852         1,021
                                                                             -----------------------
                                                                             $ 186,113     $ 144,460
                                                                             =======================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable                                                          $  16,817     $  17,248
   Accrued employee compensation                                                16,919        14,519

   Accrued store operating expenses                                              3,317         2,407
   Gift certificates redeemable                                                  1,593         1,357
   Income taxes payable                                                          1,337         1,048
                                                                             -----------------------
Total current liabilities                                                       39,983        36,579
                                                                             -----------------------
COMMITMENTS (NOTES C AND F)
STOCKHOLDERS' EQUITY (NOTE H):
Common stock, authorized 100,000,000 shares of $.01 par value;
   issued and outstanding; 21,968,921 and 21,659,604 shares,
   respectively                                                                    220           143
Additional paid-in capital                                                      37,431        33,783
Retained earnings                                                              109,534        75,505

Unearned compensation - restricted stock                                        (1,055)       (1,550)
                                                                             -----------------------
      Total stockholders' equity                                               146,130       107,881
                                                                             -----------------------
                                                                             $ 186,113     $ 144,460
                                                                             =======================

See notes to financial statements.

                              STATEMENTS OF INCOME


                                                                    FISCAL YEARS ENDED
                                                         ----------------------------------------
                                                       JANUARY 30,      JANUARY 31,     FEBRUARY 1,
                                                          1999            1998             1997
                                                  (DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
SALES, Net of returns and allowances of
   $22,683, $18,424 and $13,650, respectively            $337,916        $267,921        $206,393

COST OF SALES (Including buying, distribution
   and occupancy costs)                                   216,668         174,379         140,359
                                                         ----------------------------------------
       Gross profit                                       121,248          93,542          66,034
                                                         ----------------------------------------
OPERATING EXPENSES:
Selling                                                    59,557          49,040          38,361
General and administrative                                  9,820           8,772           7,157
                                                         ----------------------------------------
                                                           69,377          57,812          45,518
                                                         ----------------------------------------

INCOME FROM OPERATIONS                                     51,871          35,730          20,516
OTHER INCOME, Net                                           2,281           1,687           1,151
                                                         ----------------------------------------
INCOME BEFORE INCOME TAXES                                 54,152          37,417          21,667
PROVISION FOR INCOME TAXES (Note D)                        20,123          14,086           8,043
                                                         ----------------------------------------

NET INCOME                                               $ 34,029        $ 23,331        $ 13,624
                                                         ========================================
BASIC INCOME PER SHARE                                   $   1.55        $   1.10        $   0.65
                                                         ========================================
DILUTED INCOME PER SHARE                                 $   1.47        $   1.05        $   0.63
                                                         ========================================

See notes to financial statements.

                       STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                              ADDITIONAL
                                                                  COMMON        PAID-IN      RETAINED      UNEARNED
                                                                   STOCK        CAPITAL      EARNINGS    COMPENSATION     TOTAL
                                                                                   (DOLLAR AMOUNTS IN THOUSANDS)
BALANCE, February 3, 1996                                        $      68     $  23,011     $  38,550    $      --     $  61,629
   Common stock (136,781 shares) issued on exercise
     of stock options                                                    1         2,047            --           --         2,048
   Tax benefit related to exercise of  employee stock options           --           742            --           --           742
   Net income                                                           --            --        13,624           --        13,624
                                                                 ----------------------------------------------------------------

BALANCE, February 1, 1997                                               69        25,800        52,174           --        78,043

   2-for-1 stock split                                                  69           (69)           --           --            --
   Common stock (425,924 shares) issued on exercise
     of stock options                                                    4         3,386            --           --         3,390
   Tax benefit related to exercise of employee stock options            --         3,117            --           --         3,117
   Restricted stock issuance (50,000 shares)                             1         1,549            --       (1,550)           --
   Net income                                                           --            --        23,331           --        23,331
                                                                 ----------------------------------------------------------------

BALANCE, January 31, 1998                                              143        33,783        75,505       (1,550)      107,881

   3-for-2 stock split                                                  74           (74)           --           --            --
   Common stock (347,550 shares) issued on exercise
     of stock options                                                    4         2,448            --           --         2,452
   Amortization of restricted stock issuance                            --            --            --          264           264
   Cancellation of restricted stock                                     --          (231)           --          231            --
   Common stock (120,600 shares) purchased and retired                  (1)       (1,935)           --           --        (1,936)
   Tax benefit related to exercise of employee stock options            --         3,440            --           --         3,440
   Net income                                                           --            --        34,029           --        34,029
                                                                 ----------------------------------------------------------------
BALANCE, January 30, 1999                                        $     220     $  37,431     $ 109,534    $  (1,055)    $ 146,130
                                                                 ================================================================

See notes to financial statements.

                            STATEMENTS OF CASH FLOWS


                                                                                            FISCAL YEARS ENDED
                                                                                   JANUARY 30,  JANUARY 31,  FEBRUARY 1,
                                                                                    ----------------------------------
                                                                                      1999         1998         1997
                                                                                      (DOLLAR AMOUNTS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                        $ 34,029     $ 23,331     $ 13,624
  Adjustments to reconcile net income to net cash flows from operating activities:
      Depreciation                                                                     6,968        5,309        5,346
      Amortization of unearned compensation - restricted stock                           264           --           --
      Deferred taxes                                                                    (842)        (225)         167
      Loss on disposal of assets                                                         253          191           --
      Changes in operating assets and liabilities:
          Accounts receivable                                                         (1,613)        (980)        (411)
          Inventory                                                                   (7,072)     (11,233)      (4,049)
          Prepaid expenses                                                             3,092        3,113          (84)
          Accounts payable                                                              (431)       7,841          745
          Accrued employee compensation                                                2,400        4,954        2,882
          Accrued store operating expenses                                               910          729          481
          Gift certificates redeemable                                                   236          251          185
          Income taxes payable                                                           289         (691)        (351)
                                                                                    ----------------------------------
          Net cash flows from operating activities                                    38,483       32,590       18,535
                                                                                    ----------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment                                                (17,052)     (12,087)      (4,489)
   Proceeds from sale of property and equipment                                           --          133           45
   Increase in other assets                                                           (1,157)        (361)        (182)
   Purchase of short-term investments                                                (22,910)     (11,428)      (6,786)
   Proceeds from maturities of short-term investments                                 10,232        5,870        3,816
                                                                                    ----------------------------------
          Net cash flows from investing activities                                   (30,887)     (17,873)      (7,596)
                                                                                    ----------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of common stock and exercise of stock options                2,452        3,390        2,048
   Purchases of common stock                                                          (1,936)          --           --
                                                                                    ----------------------------------

          Net cash flows from financing activities                                       516        3,390        2,048
                                                                                    ----------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                              8,112       18,107       12,987
CASH AND CASH EQUIVALENTS, Beginning of year                                          53,593       35,486       22,499
                                                                                    ----------------------------------
CASH AND CASH EQUIVALENTS, End of year                                              $ 61,705     $ 53,593     $ 35,486
                                                                                    ==================================

See notes to financial statements.

                          NOTES TO FINANCIAL STATEMENTS


FISCAL YEARS ENDED JANUARY 30,1999, JANUARY 31,1998 AND FEBRUARY 1,1997 (DOLLAR AMOUNTS ARE IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

A.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      FISCAL YEAR - The Buckle, Inc. (the Company) has its fiscal year end on the Saturday nearest January 31. All references in these financial statements to fiscal years are to the calendar year in which the fiscal year begins. Fiscal 1998, 1997 and 1996 represent the 52-week periods ended January 30, 1999, January 31, 1998 and February 1, 1997, respectively.

      NATURE OF OPERATIONS - The Company is a retailer of medium to better priced casual apparel and footwear for fashion conscious young men and women operating 222 stores located in 29 states throughout the central, northwestern and southern regions of the United States, as of January 30, 1999.

      During fiscal 1998, the Company opened twenty-four new stores, substantially renovated six stores, and closed one store. During fiscal 1997, the Company opened nineteen new stores, substantially renovated two stores and closed one store. During fiscal 1996, the Company opened seventeen new stores and substantially renovated four stores.

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

      CASH EQUIVALENTS - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less when purchased to be cash equivalents.

      SHORT-TERM INVESTMENTS - Short-term investments are carried at amortized cost. All of the Company's short-term investments have been classified as held-to-maturity securities. The investments are all municipal bonds, U.S. Treasury securities or repurchase agreements. The carrying amount of the investments approximates fair value at January 30, 1999.

      PRE-OPENING EXPENSES - Costs related to opening new stores are expensed as incurred.

      ADVERTISING COSTS - Advertising costs are expensed as incurred and amounted to $3,513, $3,218 and $2,757 for fiscal years 1998, 1997 and 1996, respectively.

      STOCK-BASED COMPENSATION - The Company accounts for its stock-based compensation under provisions of Accounting Principles Opinion 25, Accounting for Stock Issued to Employees (APB 25).

      FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATIONS - Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily cash, short-term investments and accounts receivable. The Company places its investments primarily in tax-free municipal bonds or U.S. Treasury securities with short-term maturities, and limits the amount of credit exposure to any one entity. Concentrations of credit risk with respect to accounts receivable are limited due to the nature of the Company's receivables; mainly layaways, for which the Company retains possession of the merchandise until the customer's account is paid in full and employee receivables, which can be offset against future compensation. Because of their maturities, the Company's financial instruments have a fair value approximating their carrying value.

      EARNINGS PER SHARE - Basic earnings per share data are based on the weighted average outstanding common shares during the period. Diluted earnings per share data are based on the weighted average outstanding common shares and the effect of all dilutive potential common shares, including stock options and warrants.

      STOCK-SPLIT - On May 28, 1998, the Company obtained shareholder approval to increase the number of common shares from 20 million shares to 100 million shares and decrease the par value from $.05 to $.01 per share. All share and per share data have been restated to reflect this change in the form of a 5-for-1 stock split. This change was made to allow for the Company's 3-for-2 stock split made in the form of a stock dividend issued on June 8, 1998. The weighted average shares outstanding and per share data for all periods have also been restated to reflect this stock dividend.

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

      ACCOUNTING PRONOUNCEMENTS - In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which will be effective for fiscal years beginning after June 15, 1999. The Company will adopt this Statement effective January 30, 2000. At this time, the Company believes the impact of adopting this Statement should not be significant to the results of operations or financial position.

      RECLASSIFICATION - Certain reclassifications have been made to 1997 balances to conform to the 1998 presentation.


B.    PROPERTY AND EQUIPMENT

      A summary of the cost of property and equipment follows:

                                                        JANUARY 30,    JANUARY 31,
                                                           1999           1998
      Land                                               $   639         $   634
      Building and improvements                            6,370           1,210
      Office equipment                                     2,252           1,869
      Transportation equipment                             4,118           4,118
      Leasehold improvements                              25,711          21,366
      Furniture and fixtures                              30,647          25,890
      Shipping/receiving equipment                         3,736           1,183
      Screenprinting equipment                               102             102
      Construction-in-progress                               466           2,728
                                                         -----------------------
                                                         $74,041         $59,100
                                                         =======================

C.    FINANCING ARRANGEMENTS

      The Company has available an unsecured line of credit of $5 million and a $5 million letter of credit facility. Borrowings under the line of credit and letter of credit provide for interest to be paid at a rate equal to the prime rate published in The Wall Street Journal on the date of the borrowings. There were no bank borrowings at January 30, 1999 and January 31, 1998 or at any time during fiscal 1998, 1997 and 1996. The Company had outstanding letters of credit totalling $1,304 and $626 at January 30, 1999 and January 31, 1998, respectively.

D.    INCOME TAXES

      The provision for income taxes consists of:

                                                       FISCAL YEAR
                                        ----------------------------------------
                                          1998            1997            1996
      Current:
        Federal                         $ 17,747        $ 11,763        $  6,456
        State                              3,218           2,548           1,420
      Deferred                              (842)           (225)            167
                                        ----------------------------------------
      Total                             $ 20,123        $ 14,086        $  8,043
                                        ========================================


      Total tax expense for the year varies from the amount which would be provided by applying the statutory income tax rate to earnings before income taxes. The major reasons for this difference (expressed as a percent of pre-tax income) are as follows:

                                                             FISCAL YEAR
                                                   ------------------------------
                                                    1998        1997        1996
      Statutory rate                                35.0%       35.0%       35.0%
      Surtax exemption                                --          --        (0.5)
      State income tax effect                        4.0         4.9         5.0
      Tax exempt interest income                    (1.6)       (2.0)       (1.9)
      Expenses not deductible                        0.1         0.1         0.1
      Benefits of state tax credits                 (0.3)       (0.4)       (0.6)
                                                   ------------------------------
                                                    37.2%       37.6%       37.1%
                                                   ==============================

      Deferred tax assets and liabilities are comprised of the following:

                                                            JANUARY 30,  JANUARY 31,
                                                               1999        1998
      Deferred tax assets:
         Inventory                                            $  789      $  660
         Option compensation                                     438         579
         Restricted stock/unearned compensation                  758          --
         Accrued vacation                                        270         232
         Allowance for doubtful accounts                          97         172
         Gift certificates                                        61          62
         Other                                                    43          43
                                                              ------------------
                                                              $2,456      $1,748
                                                              ------------------
      Deferred tax liabilities - depreciation                 $  243      $  377
                                                              ==================

      The net current deferred tax asset is classified in prepaid expenses and the net noncurrent deferred tax asset is classified in other assets.

      Cash paid for income taxes was $18,003, $10,678 and $6,433 in fiscal years 1998, 1997 and 1996, respectively.

E.    RELATED PARTY TRANSACTIONS

      Included in other assets is a $600 note receivable from a life insurance trust fund controlled by the Company's Chairman. The note is secured by a life insurance policy on the Chairman.


F.    LEASE COMMITMENTS

      The Company conducts its operations in leased facilities under numerous noncancelable operating leases expiring at various dates through January 29, 2111. Most of the Company's stores have lease terms of approximately ten years and generally do not contain renewal options. Operating lease base rental expense for fiscal 1998, 1997 and 1996 was $15,049, $13,108 and $11,493, respectively. Most of the rental payments are based on a minimum annual rental plus a percentage of sales in excess of a specified amount. Percentage rents for fiscal 1998, 1997 and 1996 were $2,457, $1,479 and $847, respectively. Total future minimum rental commitments under these operating leases are as follows:


      FISCAL YEAR
      1999                                                              $ 14,957
      2000                                                                17,578
      2001                                                                17,449
      2002                                                                17,389
      2003                                                                16,152
      Thereafter                                                          50,443
                                                                        --------
      Total minimum payments required                                   $133,968
                                                                        ========

G.    PROFIT SHARING PLAN

      The Company has a 401(k) profit sharing plan covering all eligible employees who desire to participate. Contributions to the plan are based upon the amount of the employees' deferrals and the employer's matching formula. The Company's matching contribution relates to the employees' deferrals up to 6% of the employees' compensation. The Company has elected to make matching contributions equal to 100% of the employees' deferrals not exceeding 6%. The total expense under the profit sharing plan was $1,001, $792 and $638 for fiscal years 1998, 1997 and 1996, respectively.


H.    STOCK-BASED COMPENSATION

      The Company has several stock option plans that provide for granting of options to purchase common stock to designated employees, officers and directors. The options may be in the form of incentive stock options or nonqualified stock options, and are granted at fair market value on the date of grant. The options generally expire ten years from the date of grant. At January 30, 1999, 1,257,350 shares of common stock were available for grant under the various option plans of which 500,300 shares were not available to executive officers of the Company.

      The Company granted 50,000 shares of restricted common stock with an aggregate market value of $1,550 at fiscal 1997 year end. Unearned compensation equivalent to the market value of the shares at the date of grant was charged to stockholders' equity. Such unearned compensation is being amortized into compensation expense over a five year period, at which time the shares will fully vest.

      The Company accounts for its stock-based compensation under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB Opinion No. 25), which utilizes the intrinsic value method. Compensation cost related to stock-based compensation was $2,022, $-0- and $1,400 for the fiscal years ended 1998, 1997 and 1996, respectively.

      If compensation cost for the Company's stock-based compensation plan had been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                                  1998        1997        1996
                                                --------------------------------
      Net income                 As reported    $ 34,029    $ 23,331    $ 13,624
                                 Pro forma      $ 30,167    $ 22,482    $ 13,362

      Basic income per share     As reported    $   1.55    $   1.10    $   0.65
                                 Pro forma      $   1.37    $   1.06    $   0.64

      Diluted income per share   As reported    $   1.47    $   1.05    $   0.63
                                 Pro forma      $   1.30    $   1.01    $   0.62

      The weighted average fair value of options granted during the year under the SFAS No. 123 methodology was $15.75, $4.10 and $3.10 per option for 1998, 1997 and 1996, respectively. The fair value of options granted under the Plans was estimated at the date of grant using a binomial option pricing model with the following assumptions:

                                          1998          1997          1996
                                         ------------------------------------
      Risk-free interest rate             6.00 %        6.00 %        6.00 %
      Dividend yield                      0.00 %        0.00 %        0.00 %
      Expected volatility                 58.0 %        40.0 %        40.0 %
      Expected life (years)                6.0 years     6.0 years     6.0 years

      A summary of the Company's stock-based compensation activity related to stock options for the last three fiscal years is as follows:


                                                       1998                          1997                         1996
                                             ------------------------------------------------------------------------------------
                                                             WEIGHTED                       WEIGHTED                     WEIGHTED
                                                             AVERAGE                        AVERAGE                      AVERAGE
                                                             EXERCISE                       EXERCISE                     EXERCISE
                                              NUMBER          PRICE          NUMBER          PRICE          NUMBER         PRICE
      Outstanding - beginning of year        3,259,055        $ 6.21        3,107,703        $ 5.31       2,949,810        $ 5.03
      Granted                                1,241,310         22.80          818,550          8.95         652,200          6.38
      Expired/terminated                      (154,495)        18.06          (28,312)         7.01         (83,967)         5.75
      Exercised                               (440,124)         5.52         (638,886)         5.32        (410,340)         5.01
                                             ------------------------------------------------------------------------------------

      Outstanding - end of year              3,905,746        $11.09        3,259,055        $ 6.21       3,107,703        $ 5.31
                                             ====================================================================================

      There were 2,509,213; 2,404,767; and 1,468,679 options exercisable at January 30, 1999, January 31, 1998 and February 1, 1997, respectively. The following table summarizes information about stock options outstanding as of January 30, 1999:


                            OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
      --------------------------------------------------------------    -----------------------
                                            WEIGHTED
                                             AVERAGE        WEIGHTED                   WEIGHTED
                                            REMAINING       AVERAGE                     AVERAGE
            RANGE OF           NUMBER      CONTRACTUAL      EXERCISE      NUMBER       EXERCISE
         EXERCISE PRICES     OUTSTANDING      LIFE           PRICE      EXERCISABLE      PRICE
      $  3.000    $  3.000      757,100       2.88 years    $  3.00       757,100      $   3.00
      $  4.167    $  4.750      262,798       5.99             4.59       262,798          4.59
      $  4.958    $  5.583      221,475       5.01             5.41       221,475          5.41
      $  6.000    $  6.667      425,273       6.67             6.32       399,467          6.31
      $  8.500    $  9.292    1,100,735       6.47             9.11       833,960          9.15
      $ 11.500    $ 12.250        1,725       8.45            11.96         1,125         11.95
      $ 20.500    $ 34.083    1,136,640       8.97            22.80        33,288         33.99
      --------------------------------------------------------------    -----------------------
                              3,905,746       6.41          $ 11.09     2,509,213      $   6.37
      ==============================================================    =======================

I.    EARNINGS PER SHARE

      The following table provides a reconciliation between basic and diluted earnings per share:


                                                1998                          1997                          1996
                                      --------------------------    --------------------------    --------------------------
                                                           PER                          PER                           PER
                                                          SHARE                        SHARE                         SHARE
                                      INCOME    SHARES    AMOUNT    INCOME    SHARES   AMOUNT     INCOME    SHARES   AMOUNT
      Basic EPS
         Net income                   $34,029   21,964   $  1.55    $23,331   21,211   $  1.10    $13,624   20,857   $  0.65
      Effect of Dilutive Securities
         Stock Options                           1,172                         1,093                           704
                                      --------------------------    --------------------------    --------------------------
      Diluted EPS                     $34,029   23,136   $  1.47    $23,331   22,304   $  1.05    $13,624   21,561   $  0.63
                                      ==========================    ==========================    ==========================

J.    SEGMENT INFORMATION

      The Company is a retailer of medium to better priced casual apparel and footware. The Company operates 222 stores located in 29 states throughout the central, northwestern and southern regions of the United States at January 30, 1999. The Company operates their business as one reportable industry segment.

      The following is information regarding the Company's major product lines and are stated as a percentage of the Company's net sales:

                                                              PERCENTAGE OF NET SALES
                                                                     FISCAL YEAR
                                                            ---------------------------
      MERCHANDISE GROUP                                      1998       1997       1996
                                                            ---------------------------
      Denims                                                 27.3%      29.3%      31.6%
      Slacks/Casual Bottoms                                   4.1        4.0        3.4
      Tops (including sweaters)                              34.0       35.0       34.6
      Sportswear/Fashion Clothes (including dresses)          7.5        8.3       10.6
      Outerwear                                               2.3        2.4        2.4
      Accessories                                             5.8        4.4        4.7
      Shoes                                                  17.3       16.6       12.6
      Little Guys/Gals                                        1.3         --         --
      Other                                                   0.4         --        0.1
                                                            ---------------------------
                                                            100.0%     100.0%     100.0%
                                                            ===========================


K.    QUARTERLY FINANCIAL DATA (UNAUDITED)

      Summarized quarterly financial information for fiscal 1998 and 1997 are as follows:

                                                          QUARTER
      FISCAL 1998                  FIRST       SECOND       THIRD      FOURTH      TOTAL
                                  --------------------------------------------------------
      NET SALES                   $ 67,028    $ 70,506    $ 96,818    $103,564    $337,916
      GROSS PROFIT                $ 22,741    $ 24,266    $ 35,567    $ 38,674    $121,248
      INCOME FROM OPERATIONS      $  7,564    $  9,313    $ 16,454    $ 18,540    $ 51,871
      NET INCOME                  $  5,013    $  6,038    $ 10,592    $ 12,386    $ 34,029
      BASIC INCOME PER SHARE      $   0.23    $   0.27    $   0.48    $   0.56    $   1.55
      DILUTED INCOME PER SHARE    $   0.21    $   0.26    $   0.46    $   0.53    $   1.47

                                                          QUARTER
      Fiscal 1997                  First       Second       Third      Fourth      Total
                                  --------------------------------------------------------
      Net sales                   $ 48,325    $ 55,220    $ 79,604    $ 84,772    $267,921
      Gross profit                $ 14,765    $ 17,441    $ 28,942    $ 32,394    $ 93,542
      Income from operations      $  3,382    $  5,186    $ 12,342    $ 14,820    $ 35,730
      Net income                  $  2,257    $  3,479    $  7,972    $  9,623    $ 23,331
      Basic Income per Share      $   0.11    $   0.17    $   0.38    $   0.45    $   1.10
      Diluted Income per Share    $   0.10    $   0.16    $   0.36    $   0.43    $   1.05

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

The following table sets forth certain financial data expressed as a percentage of net sales and the percentage change in the dollar amount of such items compared to the prior period.


                                                           PERCENTAGE OF NET SALES          PERCENTAGE INCREASE (DECREASE)
                                                    JANUARY 30,  January 31,  February 1,           Fiscal Year
                                                       1999         1998         1997        1997 to 1998   1996 to 1997
                                                    -------------------------------------    ---------------------------
INCOME STATEMENT DATA
   Net Sales                                          100.0%       100.0%       100.0%           26.1%          29.8%
   Cost of sales (including buying, distribution
      and occupancy costs)                             64.1%        65.1%        68.0%           24.3%          24.2%
                                                    -------------------------------------    ---------------------------
   Gross profit                                        35.9%        34.9%        32.0%           29.6%          41.7%
   Selling expenses                                    17.6%        18.3%        18.6%           21.4%          27.9%
   General and administrative expenses                  2.9%         3.3%         3.5%           11.9%          22.6%
                                                    -------------------------------------    ---------------------------
   Income from operations                              15.4%        13.3%         9.9%           45.2%          74.1%
   Other income                                          .7%          .7%          .6%           35.2%          46.6%
   Income before income taxes                          16.1%        14.0%        10.5%           44.7%          72.7%
                                                    -------------------------------------    ---------------------------
   Income taxes                                         6.0%         5.3%         3.9%           42.9%          75.1%
                                                    -------------------------------------    ---------------------------
   Net income                                          10.1%         8.7%         6.6%           45.9%          71.3%
                                                    =====================================    ===========================

FISCAL 1998 COMPARED TO FISCAL 1997

Net sales increased from $267.9 million in fiscal 1997 to $337.9 million in fiscal 1998, a 26.1% increase. Comparable store sales increased by $39.0 million, or 15.4% for fiscal 1998 compared to the same period in the prior year. The Company had 4.2% sales growth in fiscal 1998 that was attributable to the inclusion of a full year of operating results in fiscal 1998 for stores opened in fiscal 1997 and 6.5% from the opening of 24 new stores in fiscal 1998. The Company's average retail price of merchandise increased $.70 per piece in fiscal 1998 compared to fiscal 1997, primarily due to higher price points in the denim jeans and knit shirt categories. Average sales per square foot increased 14.7% from $300 to $344.

Gross profit after buying, distribution and occupancy costs increased $27.7 million in fiscal 1998 to $121.2 million, a 29.6% increase. As a percentage of net sales, gross profit increased from 34.9% in fiscal 1997 to 35.9% in fiscal 1998. The increase was primarily attributable to a decrease in occupancy costs as a percentage of net sales due to leverage provided by the strong increase in comparable store sales. Merchandise shrinkage increased to .5% in fiscal 1998 compared to .4% in fiscal 1997.

Selling expenses increased from $49.0 million for fiscal 1997 to $59.6 million for fiscal 1998, a 21.4% increase. Selling expenses as a percent of net sales decreased to 17.6% for fiscal 1998 from 18.3% for fiscal 1997. The primary reason for the improvement in selling expenses as a percentage of net sales is leverage provided by strong sales to the areas of salaries and advertising expense.

General and administrative expenses increased from $8.8 million in fiscal 1997 to $9.8 million in fiscal 1998, an 11.9% increase. As a percentage of net sales, general and administrative expense decreased to 2.9% for fiscal 1998 from 3.3% for fiscal 1997. Decreases in general and administrative expenses, as a percentage of net sales, resulted primarily from leverage provided by strong comparable sales growth.

As a result of the above changes, the Company's income from operations increased $16.1 million to $51.9 million for fiscal 1998 compared to $35.7 million for fiscal 1997, a 45.2% increase. Income from operations was 15.4% as a percentage of net sales in fiscal 1998 compared to 13.3% in fiscal 1997. Other income for fiscal 1998 increased 35.2% from fiscal 1997 to $2.3 million. The increase was primarily attributable to an increase in interest income from higher levels of cash and short-term investments in fiscal 1998 compared to fiscal 1997.

Income tax expense as a percentage of pre-tax income was 37.2% in fiscal 1998 compared to 37.6% in fiscal 1997. The decrease in the income tax percentage rate was primarily due to a lower effective state income tax rate.

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

Gross profit after buying, distribution and occupancy costs increased $27.5 million in fiscal 1997 to $93.5 million, a 41.7% increase. As a percentage of net sales, gross profit increased from 32.0% in fiscal 1996 to 34.9% in fiscal 1997. The increase was primarily attributable to a decrease in occupancy costs as a percentage of net sales due to leverage provided by the strong increase in comparable store sales and by improvement in the merchandise margins. Improvement in the merchandise margin resulted from fewer markdowns and from several opportunistic purchases during the year. Inventory shrinkage remained at
 .4% in fiscal 1997 and fiscal 1996.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary ongoing cash requirements are for inventory, payroll, new store expansion, and remodeling. Historically, the Company's primary source of working capital has been cash flow from operations. During fiscal 1998, 1997, and 1996 the Company's cash flow from operations was $38.5 million, $32.6 million, and $18.5 million, respectively. The Company has available an unsecured line of credit of $5.0 million and a $5.0 million letter of credit facility, all with First National Bank and Trust Co. of Kearney, Nebraska. Borrowings under the lending arrangements provide for interest to be paid at a rate equal to the prime rate published in the Wall Street Journal on the date of the borrowings. As of January 30, 1999, the Company's working capital was $104.0 million, including $61.7 million of cash and cash equivalents.

The Company has, from time to time, borrowed against these lines of credit during periods of peak inventory build-up. There were no borrowings during fiscal 1998, 1997 or 1996. The Company had no bank borrowings as of January 30, 1999.

During fiscal 1998, 1997, and 1996, the Company invested $10.4 million, $5.3 million, and $4.3 million, respectively, in new store construction, store renovation and upgrading store technology, net of any construction allowances received from landlords. The Company also spent $6.7 million, $3.7 million, and $200,000, in fiscal 1998, 1997, and 1996, respectively, in capital expenditures for the corporate headquarters. The Company also spent $3.1 million on the purchase of a new aircraft during fiscal 1997. During fiscal 1998, the Company completed its expansion to the corporate headquarters and distribution facility. The addition is approximately 124,000 square feet, added to the current 55,000 square foot building. The majority of the space is used for the distribution center, with approximately 7,800 square feet of new office space. The distribution system was completed in June 1998 and the new office space was completed in December 1998. The former distribution area was remodeled for use as store supply warehousing and offices, merchandising and advertising offices as well as new workroom, showroom and conference room space. The remodel of this phase was completed in March 1999. The next remodeling phase in progress as of March 1999 includes remodeling and reorganizing of the existing office space. The final phase of the remodel project is estimated to be complete during fiscal 1999. The total costs of the expansion plus all phases of the remodel project are estimated to be $8.5 million.

During fiscal 1999, the Company anticipates completing approximately 31 store construction projects, including approximately 26 new stores and approximately 5 stores to be remodeled and/or relocated. As of March 1999, leases for 16 new stores have been signed, and leases for 10 additional locations are under negotiation; however, exact new store openings, remodels and relocations may vary from those anticipated. The average cost of opening a new store during fiscal 1998 was approximately $550,000, including construction costs of approximately $400,000 and inventory costs of approximately $150,000. Management estimates that total capital expenditures during fiscal 1999 will be approximately $22.5 million, before landlord allowances, estimated to be $1.5 million. The Company believes that existing cash and cash flow from operations will be sufficient to fund current and long-term anticipated capital expenditures and working capital requirements for the next several years.

SEASONALITY AND INFLATION

The Company's business is seasonal, with the Christmas season (from approximately November 15 to December 30) and the back-to-school season (from approximately July 15 to September 1) historically contributing the greatest volume of net sales. For fiscal years 1998, 1997, and 1996, the Christmas and back-to-school seasons accounted for an average of approximately 40% of the Company's fiscal year net sales. Although the operations of the Company are influenced by general economic conditions, the Company does not believe that inflation has had a material effect on the results of operations during the past three fiscal years. Quarterly results may vary depending on the timing and amount of sales and costs associated with the opening of new stores and the remodeling of existing stores.

YEAR 2000 MATTERS

YEAR 2000 BACKGROUND - The Company recognizes that the arrival of the year 2000 poses a unique worldwide technological challenge as all computer information systems will require the ability to recognize the date change from December 31, 1999 to January 1, 2000 and forward to properly process transactions. Computer programs and hardware as well as software products that are date sensitive may recognize a date using "00" as the Year 1900 rather than the Year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in normal business activities.

The Company's goal is to be Year 2000 compliant, meaning critical systems, devices, applications or business relationships have been evaluated and are expected to be suitable for continued use into and beyond the Year 2000, or contingency plans are in place.

The Company has assessed its business computer systems, such as general ledger, payroll, accounts payable and inventory control, including distribution center functions. The majority of these systems, which are internally developed computer programs, have been corrected. This does not include the stores' Point-of-Sale systems, which operate via third-party software systems. With the construction and remodel of our distribution center and corporate headquarters, the company has modified certain critical systems, including the conveyor system and security functions. The Company presently believes these critical systems will not pose significant operational problems for the Company in Year 2000.

During August, 1997, the Company entered into an agreement with a third-party provider to prepare the customized software necessary to bring the stores' Point-of-Sale system into Year 2000 compliance. This system is currently being rolled out to the retail outlets and is scheduled to be complete by July of 1999.

The Company presently believes that with modifications to its internally developed programs and with new third-party software, the Year 2000 issue will not pose significant operational problems for the Company. However, if such modification and replacements are not made, are not completed on time or fail to function properly, the Year 2000 issue could have a material impact on the company.

YEAR 2000 COSTS - Total costs of this project to date have been approximately $2.6 million and were incurred and expensed or capitalized in the normal course of operations of the Company. The total remaining cost of the Year 2000 project is estimated at less than $4 million. The majority of such cost is for the purchase of new software and hardware for replacement of all stores' Point-of-Sale systems and will be capitalized and paid for with cash flow from operations. The hardware and software replacement would have been done regardless of the Year 2000 issue to improve the technology in the retail stores. The costs of the project and the date on which the Company plans to complete the Year 2000 modifications are based upon the management's best estimates, using currently available information and making assumptions regarding future events including the continued availability of certain resources, third-party readiness and other factors.

RISK ASSESSMENT - At this time, the Company believes its most reasonably likely worst case scenarios are: (1) the stores are unable to authorize bankcard sales electronically at the Point-of-Sale terminals nor verify checks tendered; and
(2) that principal suppliers are not Year 2000 ready and cannot timely deliver their products. Although the Company does not believe that this scenario will occur, it has assessed the effect of such an event and does not expect that it would have a material adverse effect on the Company's financial condition and results of operations.

The Company currently operates over 230 retail stores in 31 states, has many suppliers, and believes that this will help mitigate any adverse impact. The company assessed this risk and believes that its contingency plans would mitigate the long-term effect of this scenario. In the event that a temporary disruption does occur, the Company does not expect that it would have a material adverse effect on its financial condition and results of operations.

CONTINGENCY PLANS - Contingency plans will be prepared so that the Company's critical business processes can be expected to continue to function on January 1, 2000 and beyond. The Company's contingency plans will be structured to address both remediation of systems and their components and overall business operating risk. These plans are intended to mitigate both internal risks and potential risks in the supply chain of the Company's suppliers. The Company believes that the contingency planning process is an ongoing process which will require flexibility as the Company obtains additional information regarding the status of third-party Year 2000 readiness.

FORWARD LOOKING STATEMENTS

Information in this report, other than historical information, may be considered to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "1995 Act"). Such statements are made in good faith by the Company pursuant to the safe-harbor provisions of the 1995 Act. In connection with these safe-harbor provisions, this management's discussion and analysis contains certain forward-looking statements, which reflect management's current views and estimates of future economic conditions, company performance and financial results. The statements are based on many assumptions and factors that could cause future results to differ materially. Such factors include, but are not limited to, changes in product mix, changes in fashion trends, competitive factors and general economic conditions, economic conditions in the retail apparel industry, any impact from Year 2000 matters as well as other risks and uncertainties inherent in the Company's business and the retail industry in general. Any changes in these factors could result in significantly different results for the Company. The Company further cautions that the forward-looking information contained herein is not exhaustive or exclusive.
The Company does not undertake to update any forward-looking statements, which may be made from time to time by or on behalf of the Company.

                             STOCK PRICES BY QUARTER


The Company's common stock trades on the New York Stock Exchange under the symbol BKE. The Company did not pay any cash dividends in fiscal 1998, 1997 or 1996, and has no current plans for cash dividend payments.

The number of record holders of the Company's common stock as of March 31, 1999 was 421. Based upon information from the principal market makers, the Company believes there are more than 4,200 beneficial owners. The last reported sales price of the Company's common stock on March 31, 1999 was $22.50.

Following is the Company's quarterly market range for fiscal years 1998, 1997 and 1996


                              1998                1997                1996
                         HIGH       LOW      HIGH       LOW      HIGH       LOW
--------------------------------------------------------------------------------
Quarter
First                    36.25     23.25     11.00      8.00     10.00      6.25
Second                   39.13     23.06     16.33     10.50     13.83      7.75
Third                    28.19     12.25     20.67     14.17     12.67      8.33
Fourth                   30.50     18.00     25.25     17.83     10.83      7.33
--------------------------------------------------------------------------------

All stock prices reflect the Company's 2:1 stock split issued on April 24, 1997 and the 3:2 stock split issued on June 8, 1998.




NOTES:

CORPORATE INFORMATION

Date Founded
1948

Number of Employees
4,800

Stock Transfer Agent & Registrar
UMB Bank, n.a.
P.O. Box 419226
Kansas City, Missouri  64141-6226
(816) 860-7000

Stock Exchange Listing
New York Stock Exchange
Trading Symbol:  BKE

Independent Public Accountants
Deloitte & Touche, LLP
Omaha, Nebraska

General Corporate Counsel
Kyle L. Hanson
The Buckle Inc.
Kearney, Nebraska

Annual Meeting
The Annual Meeting of Shareholders is scheduled for 10:00 a.m. Friday June 4, 1999, at the Ockinga Center,
University of Nebraska at Kearney
Kearney, Nebraska

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

Robert E. Campbell
President, Miller & Paine
(Real Estate Management)


EXECUTIVE OFFICERS

Dennis H. Nelson
President & Chief Executive Officer

Karen B. Rhoads
Vice President of Finance, Treasurer
& Chief Financial Officer

James E. Shada
Vice President of Sales

Gary L. Lalone
Vice President of Sales

Scott M. Porter
Vice President of Men`s Merchandising
& Secretary

Brett P. Milkie
Vice President of Leasing