Form 10-K405, Exhibit 13
period 2000-01-29
BUCKLE INC
filed 2000-04-28
CIK 885245

                               to our shareholders

The end of fiscal year 1999 marks another year of growth for The Buckle. Net sales reached a record $375.5 million and net earnings delivered a 9.9% increase, growing to $37.4 million. Our net earnings to sales ratio of 10.0% was second only to last year's 10.1%. Average store sales were $1.581 million and our average sales per square foot were $334 for the year.

During fiscal 1999, the company repurchased over 1.5 million shares of its common stock at an average price of $15.90 per share. This buy-back supports our strong Return on Equity, averaging over 25% for the past 5 years.

Our strong performance over the years is a result of our constant dedication to serving our guests. Our merchandisers, working with our vendors, continue to develop great new product and expand our private label sources - all targeted to make The Buckle a unique and fun place to shop.

With great locations in great malls, real estate continues to be a core strength. Our operations department oversaw construction of 27 new stores and 10 major store remodels, while also completing the expansion and remodel of our corporate offices and closing one store. We ended the year with 248 stores in 35 states, adding six new states during fiscal 1999. In fiscal 2000, we plan to open approximately 28 new stores, add one new state, and remodel nine stores.

Our MIS team supervised the successful rollout of new cash register hardware and software in all of our stores - a significant upgrade that not only resolved
Y2K issues, but enhanced functionality and helped prepare us for future growth. They were also prepared for Y2K and we experienced no significant problems.

We launched our online store in April,1999. Although online sales represent only a small part of our business, our website is a valuable marketing tool. Online guests have access to the latest fashion updates, interactive entertainment and corporate information. Buckle.com - created entirely by talented in-house staff
- is establishing even stronger relationships with our guests.

With growth comes change, and we'd like to take this opportunity to say "thank-you" for the contributions of vice-presidents Scott Porter, Gary Lalone, and Jim Shada. As previously announced, Scott and Gary will be leaving the company at the end of FY2000, while Jim's role in day-to-day management will be reduced. Their contributions have helped us grow significantly and, just as importantly, they have helped develop Buckle leaders from within the organization who will continue to propel our company to greater heights.

I'd like to recognize and thank our valued Teammates for providing great service and establishing an excellent reputation for The Buckle. Our success would not be possible without these Teammates, whose shared vision and enthusiasm helps create the most enjoyable shopping experience possible for our guests.

Additionally, I would like to thank our shareholders and guests for their continued support and confidence in The Buckle. We remain intently focused on the future, building on the strength of our people and the strength of our balance sheet, positioning The Buckle for long term consistent growth.



  /s/ Dennis H. Nelson
-------------------------------
Dennis H. Nelson
President and CEO

                                       financial highlights

                                    Jan. 29, 2000  Jan. 30, 1999  Jan. 31, 1998   Feb. 1, 1997
                          (dollar amounts in thousands, except per share and sales per sq.ft.)
INCOME STATEMENT DATA
  Net Sales                              $375,526       $337,916       $267,921       $206,393
  Income before income taxes               59,496         54,152         37,417         21,667
  Income taxes                             22,110         20,123         14,086          8,043
  Net income                             $ 37,386       $ 34,029       $ 23,331       $ 13,624
  Diluted income per share               $   1.64       $   1.47       $   1.05       $  0 .63
  Net income as a percentage
    of net sales                             10.0%          10.1%           8.7%           6.6%

SELECTED FINANCIAL DATA
  Working capital                        $107,582       $104,035       $ 77,448       $ 54,904
  Total assets                           $198,546       $186,113       $144,460       $102,017
  Long term debt                                0              0              0              0
  Stockholders equity                    $163,260       $146,130       $107,881       $ 78,043
  Number of stores open at year end           248            222            199            181
  Average sales per square foot          $    334       $    344       $    300       $    255
  Average sales per store                $  1,581       $  1,603       $  1,400       $  1,183
  Comparable store sales change               0.9%          15.4%          18.6%          11.1%

who we are on the inside makes us

     a distinct brand of speciality store                 BRAND


At The Buckle, our core beliefs and philosophy have created a culture of innovation, resourcefulness and passion. Our distinct approach to retailing is reflected in everything from our genuine desire to help our guests, to an inviting store design and a merchandise selection that represents our commitment to great style and quality. There is simply no question of who we are and who we're here to serve.

our style is more than great fashion

     it's how we deliver it

Our daily challenge is to deliver a fresh and unique presentation to each guest. To meet that challenge, we have a management team with an innate talent for discovering opportunity and merchandisers with a keen sense of fashion. The result: great-looking stores overflowing with exciting name brands, innovative styles and private label lines with our trademark attention to quality and detail.

FIT                      success is about developing

                               relationships that fit


It starts on the sales floor with knowledgeable teammates helping our guests find the right fashion and the right fit. This personalized approach to service builds valuable relationships. The relationships we have with our guests, as well as our vendors and developers, are based on trust and performance. Through these strong relationships, we've earned a reputation as a leading specialty retailer and positioned ourselves to grow and prosper.

                               assessing opportunity and
FINISH                             having the strength to
                                      capitalize on it, for a strong finish
                                             year after year

At the center of The Buckle is a sense of personal responsibility to our employees and our shareholders. Our fiscal policies and discipline lead to steady growth without the burden of long-term debt. The results are reflected in the following financial pages: another record year of net sales, a strong balance sheet and years of consistent profitability. This outward show of strength stems from our inner resolve to continually improve.

                                 store locations

WASHINGTON

                                                    [ ] 1999
                                                    [ ] 2000

                                               (STAR)   Corporate Headquarters
                                                        Kearney, Nebraska


MONTANA

OREGON

NORTH DAKOTA

MINNESOTA

IDAHO

WISCONSIN

SOUTH DAKOTA

WYOMING

MICHIGAN

NEBRASKA (STAR)

IOWA

CALIFORNIA

UTAH

PENNSYLVANIA

OHIO

WEST VIRGINIA

ILLINOIS

COLORADO

INDIANA

KANSAS

MISSOURI

KENTUCKY

ARIZONA

NORTH
CAROLINA

TENNESSEE

NEW MEXICO

OKLAHOMA

ARKANSAS

  SOUTH
CAROLINA

GEORGIA

MISS.

ALABAMA

TEXAS

LOUISIANA

FLORIDA

                                                                    EXHIBIT 13

                             SELECTED FINANCIAL DATA

===============================================================================

                                               FISCAL YEAR ENDED
                        -------------------------------------------------------------------
                        JANUARY 29,   JANUARY 30,   JANUARY 31,   FEBRUARY 1,   FEBRUARY 3,
                           2000         1999           1998          1997          1996
                        -------------------------------------------------------------------
                                  (dollar amounts in thousands, except per share
                                            and selected operating data)
INCOME STATEMENT DATA
   Net Sales             $375,526      $337,916      $267,921       $206,393     $172,291
   Cost of sales
     (including buying,
     distribution and
     occupancy costs)     243,517       216,668       174,379        140,359      118,262
                        -------------------------------------------------------------------
   Gross profit           132,009       121,248        93,542         66,034       54,029
   Selling expenses        64,876        59,557        49,040         38,361       33,166
   General and
     administrative
     expenses              10,101         9,820         8,772          7,157        6,101
                        -------------------------------------------------------------------
   Income from operators   57,032        51,871        35,730         20,516       14,762
   Other income             2,464         2,281         1,687          1,151        1,158
                        -------------------------------------------------------------------
   Income before
     income taxes          59,496        54,152        37,417         21,667       15,920
   Provision for income
     taxes                 22,110        20,123        14,086          8,043        6,073
                        -------------------------------------------------------------------
   Net income            $ 37,386      $ 34,029      $ 23,331       $ 13,624     $  9,847
                        =================================================================
   Basic income
     per share           $   1.72      $   1.55      $   1.10       $   0.65     $   0.48
   Diluted income
     per share           $   1.64      $   1.47      $   1.05       $   0.63     $   0.47

SELECTED OPERATING DATA
   Stores open at end
     of period                248           222           199            181          164
   Average sales per
     square foot         $    334      $    344      $    300       $    255     $    238
   Average sales per
     store (000's)       $  1,581      $  1,603      $  1,400       $  1,183     $  1,094
   Comparable store
     sales change             0.9%         15.4%         18.6%          11.1%         7.5%

BALANCE SHEET DATA
   Working capital       $107,582      $104,035      $ 77,448       $ 54,904     $ 37,794
   Total assets          $198,546      $186,113      $144,460       $102,017     $ 81,683
   Long term debt               -             -             -              -            -
   Stockholders' equity  $163,260      $146,130      $107,881       $ 78,043     $ 61,629


==============================================================================

                          INDEPENDENT AUDITORS' REPORT

==============================================================================


Board of Directors and Stockholders
The Buckle, Inc.
Kearney, Nebraska


We have audited the accompanying balance sheets of The Buckle, Inc. as of January 29, 2000 and January 30, 1999, and the related statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of The Buckle, Inc. as of January 29, 2000 and January 30, 1999, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 29, 2000 in conformity with accounting principles generally accepted in the United States of America.



/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP

Omaha, Nebraska
February 29, 2000


==============================================================================

                                 BALANCE SHEETS
             (Dollar Amounts in Thousands Except Per Share Amounts)


===============================================================================


                                                    JANUARY 29,    JANUARY 30,
                                                       2000           1999
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                         $ 37,205       $ 61,705
   Investments (Note B):
     Held-to-maturity                                  40,357         26,691
     Available-for-sale                                 4,002              -
   Accounts receivable, net of allowance of $225
     and $300, respectively                             3,430          3,980
  Inventory                                            55,045         49,411
  Prepaid expenses and other assets (Note E)            2,387          2,231
                                                     -----------------------
           Total current assets                       142,426        144,018
                                                     -----------------------

PROPERTY AND EQUIPMENT  (Note C):                      91,735         74,041
  Less accumulated depreciation                       (38,168)       (34,798)
                                                     -----------------------
                                                       53,567         39,243
                                                     -----------------------
OTHER ASSETS (Notes E and F)                            2,553          2,852
                                                     -----------------------
                                                     $198,546       $186,113
                                                     =======================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                   $ 15,773       $ 16,817
  Accrued employee compensation                        12,587         16,919
  Accrued store operating expenses                      3,491          3,317
  Gift certificates redeemable                          1,925          1,593
  Income taxes payable                                  1,068          1,337
                                                     -----------------------
           Total current liabilities                   34,844         39,983

DEFERRED COMPENSATION (Note H)                            442              -
                                                     -----------------------
           Total liabilities                           35,286         39,983
                                                     -----------------------

COMMITMENTS (Notes D and G)

STOCKHOLDERS' EQUITY (Note I):
   Common stock, authorized 100,000,000 shares of
     $.01 par value; issued and outstanding;
     20,726,149 and 21,968,921 shares, respectively       207            220
   Additional paid-in capital                          17,131         37,431
   Retained earnings                                  146,920        109,534
   Unearned compensation - restricted stock              (791)        (1,055)
   Accumulated other comprehensive income (loss)         (207)             -
                                                     -----------------------
           Total stockholders' equity                 163,260        146,130
                                                     -----------------------
                                                     $198,546       $186,113
                                                     =======================

See notes to financial statements.


================================================================================

                              STATEMENTS OF INCOME
             (Dollar Amounts in Thousands Except Per Share Amounts)

==============================================================================

                                                 FISCAL YEARS ENDED
                                      ---------------------------------------
                                      JANUARY 29,   JANUARY 30,   JANUARY 31,
                                         2000          1999          1998

SALES, Net of returns and
   allowances of $26,420,
   $22,683 and $18,424,
   respectively                        $375,526      $337,916       $267,921

COST OF SALES (Including buying,
   distribution and occupancy costs)    243,517       216,668        174,379
                                      ---------------------------------------
           Gross profit                 132,009       121,248         93,542
                                      ---------------------------------------

OPERATING EXPENSES:
  Selling                                64,876        59,557         49,040
  General and administrative             10,101         9,820          8,772
                                       -------------------------------------
                                         74,977        69,377         57,812

INCOME FROM OPERATIONS                   57,032        51,871         35,730

OTHER INCOME, Net                         2,464         2,281          1,687
                                       -------------------------------------
INCOME BEFORE INCOME TAXES               59,496        54,152         37,417

PROVISION FOR INCOME TAXES (Note E)      22,110        20,123         14,086
                                       -------------------------------------
NET INCOME                             $ 37,386      $ 34,029       $ 23,331
                                       =====================================
BASIC INCOME PER SHARE                 $   1.72      $   1.55       $   1.10
                                       =====================================
DILUTED INCOME PER SHARE               $   1.64      $   1.47       $   1.05
                                       =====================================

See notes to financial statements.


==============================================================================

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                          (Dollar Amounts in Thousands)


==============================================================================


                                                                                              ACCUMULATED
                                                                                                  OTHER
                                                        ADDITIONAL                           COMPREHENSIVE
                                              COMMON      PAID-IN      RETAINED    UNEARNED       INCOME              COMPREHENSIVE
                                              STOCK       CAPITAL      EARNINGS  COMPENSATION     (LOSS)      TOTAL      INCOME
BALANCE, February 1, 1997                   $      69    $  25,800    $  52,174   $    --      $    --      $  78,043
  2-for-1 stock split                              69          (69)        --          --           --           --
  Common stock (425,924 shares)
    issued on exercise of stock options             4        3,386         --          --           --          3,390
  Tax benefit related to exercise of
    employee stock options                       --          3,117         --          --           --          3,117
  Restricted stock issuance
    (50,000 shares)                                 1        1,549         --        (1,550)        --           --
  Net income                                     --           --         23,331        --           --         23,331    $  23,331
                                            -------------------------------------------------------------------------    ==========
BALANCE, January 31, 1998                         143       33,783       75,505      (1,550)        --        107,881
  3-for-2 stock split                              74          (74)        --          --           --           --
  Common stock (347,550 shares)
    issued on exercise of stock options             4        2,448         --          --           --          2,452
  Amortization of restricted stock
    issuance                                     --           --           --           264         --            264
  Cancellation of restricted stock               --           (231)        --           231         --           --
  Common stock (120,600 shares)
    purchased and retired                          (1)      (1,935)        --          --           --         (1,936)
  Tax benefit related to exercise of
    employee stock options                       --          3,440         --          --           --          3,440
  Net income                                     --           --         34,029        --           --         34,029    $  34,029
                                            -------------------------------------------------------------------------    ==========

BALANCE, January 30, 1999                         220       37,431      109,534      (1,055)        --        146,130
 Comprehensive income:
    Net income                                   --           --         37,386        --           --         37,386    $  37,386
    Unrealized loss on available-for-sale
      securities, net of taxes of $125                                                              (207)        (207)        (207)
                                                                                                                         ---------
           Total comprehensive income                                                                                    $  37,179
                                                                                                                         =========
  Common stock (199,812 shares)
    issued on exercise of stock options             1        1,075         --          --           --          1,076
  Restricted stock issuance
    (77,636 shares)                                 1        1,755         --          --           --          1,756
  Amortization of restricted stock
    issuance                                     --           --           --           264         --            264
  Common stock (1,520,220 shares)
    purchased and retired                         (15)     (24,228)        --          --           --        (24,243)
  Tax benefit related to exercise of
    employee stock options                       --          1,098         --          --           --          1,098
                                            -------------------------------------------------------------------------
BALANCE, January 29, 2000                   $     207    $  17,131    $ 146,920   $    (791)   $    (207)   $ 163,260
                                            =========================================================================



See notes to financial statements.

================================================================================

                            STATEMENTS OF CASH FLOWS
                          (Dollar Amounts in Thousands)


================================================================================


                                                                                   FISCAL YEARS ENDED
                                                                        --------------------------------------
                                                                        JANUARY 29,  JANUARY 30,  JANUARY 31,
                                                                           2000         1999         1998
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                             $ 37,386    $ 34,029    $ 23,331
  Adjustments to reconcile net income to net cash flows from operating activities:
      Depreciation                                                          9,624       6,968       5,309
      Amortization of unearned compensation - restricted stock                264         264        --
      Deferred taxes                                                         (545)       (842)       (225)
      Loss on disposal of assets                                              902         253         191
      Changes in operating assets and liabilities:
        Accounts receivable                                                   550      (1,613)       (980)
        Inventory                                                          (5,634)     (7,072)    (11,233)
        Prepaid expenses                                                    1,331       3,092       3,113
        Accounts payable                                                   (1,044)       (431)      7,841
        Accrued employee compensation                                      (2,576)      2,400       4,954
        Accrued store operating expenses                                      174         910         729
        Gift certificates redeemable                                          332         236         251
        Deferred compensation                                                 442        --          --
        Income taxes payable                                                 (269)        289        (691)
                                                                        ------------------------------------
           Net cash flows from operating activities                        40,937      38,483      32,590
                                                                        ------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                                      (24,963)    (17,052)    (12,087)
  Proceeds from sale of property and equipment                                113        --           133
  Increase (decrease) in other assets                                         580      (1,157)       (361)
  Purchase of investments                                                 (33,150)    (22,910)    (11,428)
  Proceeds from maturities of investments                                  15,150      10,232       5,870
                                                                        ------------------------------------

           Net cash flows from investing activities                       (42,270)    (30,887)    (17,873)
                                                                        ------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from the exercise of stock options                               1,076       2,452       3,390
  Purchases of common stock                                               (24,243)     (1,936)       --
                                                                        ------------------------------------

           Net cash flows from financing activities                       (23,167)        516       3,390
                                                                        ------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                      (24,500)      8,112      18,107

CASH AND CASH EQUIVALENTS, Beginning of year                               61,705      53,593      35,486
                                                                        ------------------------------------
CASH AND CASH EQUIVALENTS, End of year                                   $ 37,205    $ 61,705    $ 53,593
                                                                        ====================================


See notes to financial statements

================================================================================

                         NOTES TO FINANCIAL STATEMENTS

==============================================================================

FISCAL YEARS ENDED JANUARY 29, 2000, JANUARY 30, 1999 AND JANUARY 31, 1998 (Dollar Amounts are in Thousands Except Share and Per Share Amounts)


A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     FISCAL YEAR -- The Buckle, Inc. (the Company) has its fiscal year end on the Saturday nearest January 31. All references in these financial statements to fiscal years are to the calendar year in which the fiscal year begins. Fiscal 1999, 1998 and 1997 represent the 52-week periods ended January 29, 2000, January 30, 1999 and January 31, 1998, respectively.

     NATURE OF OPERATIONS -- The Company is a retailer of medium to better priced casual apparel and footwear for fashion conscious young men and women operating 248 stores located in 35 states throughout the central, northwestern and southern regions of the United States, as of January 29, 2000.

     During fiscal 1999, the Company opened twenty-seven new stores, substantially renovated ten stores, and closed one store. During fiscal 1998, the Company opened twenty-four new stores, substantially renovated six stores, and closed one store. During fiscal 1997, the Company opened nineteen new stores, substantially renovated two stores and closed one store.

     REVENUE RECOGNITION -- The Company operates on a cash and carry basis, so revenue is recognized at the time of sale. Merchandise returns are estimated and accrued at the end of the period.

     INVESTMENTS -- The Company accounts for investments in accordance with Statement of Financial Accounting Standards Board (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Held-to-maturity securities are carried at amortized cost.
     Available-for-sale securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity (net of the effect of income taxes) until they are sold. Trading securities are reported at fair value, with unrealized gains and losses included in earnings.

     INVENTORIES -- Inventories are stated at the lower of cost or market. Cost is determined on the average cost method.

     DEPRECIATION AND AMORTIZATION -- Property and equipment are stated on the basis of historical cost. Depreciation is provided using a combination of accelerated and straight-line methods based upon the estimated useful lives of the assets. The majority of the property and equipment have useful lives of five to ten years with the exception of a building, which has an estimated useful life of 31.5 years.

     CASH EQUIVALENTS -- For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less when purchased to be cash equivalents.

     PRE-OPENING EXPENSES -- Costs related to opening new stores are expensed as incurred.

     ADVERTISING COSTS -- Advertising costs are expensed as incurred and amounted to $4,065, $3,513 and $3,218 for fiscal years 1999, 1998 and 1997, respectively.



==============================================================================

==============================================================================


     STOCK-BASED COMPENSATION -- The Company accounts for its stock-based compensation under provisions of Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees (APB 25).

     FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATIONS -- Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily cash, investments and accounts receivable. The Company places its investments primarily in tax-free municipal bonds or U.S. Treasury securities with short-term maturities, and limits the amount of credit exposure to any one entity. Concentrations of credit risk with respect to accounts receivable are limited due to the nature of the Company's receivables; mainly layaways, for which the Company retains possession of the merchandise until the customer's account is paid in full and employee receivables, which can be offset against future compensation. The Company's financial instruments have a fair value approximating the carrying value.

     EARNINGS PER SHARE -- Basic earnings per share data are based on the weighted average outstanding common shares during the period. Diluted earnings per share data are based on the weighted average outstanding common shares and the effect of all dilutive potential common shares, including stock options.

     STOCK-SPLIT -- On May 28, 1998, the Company obtained shareholder approval to increase the number of common shares from 20 million shares to 100 million shares and decrease the par value from $.05 to $.01 per share. All share and per share data have been restated to reflect this change in the form of a 5-for-1 stock split. This change was made to allow for the Company's 3-for-2 stock split made in the form of a stock dividend issued on June 8, 1998. The weighted average shares outstanding and per share data for all periods have also been restated to reflect this stock dividend.

     The earnings per share and the average weighted shares outstanding for the prior periods presented have also been restated to reflect the impact of the Company's 2-for-1 stock split made in the form of a 100 percent stock dividend issued on April 24, 1997.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     COMPREHENSIVE INCOME -- During fiscal 1999, the Company implemented Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, which establishes reporting requirements for the display of comprehensive income and its components. The adoption had no impact on net income. Unrealized gains and losses on the Company's available-for-sale securities are included in accumulated other comprehensive income (loss) and are separately included as a component of stockholders' equity, net of related taxes.

     ACCOUNTING PRONOUNCEMENTS -- In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, that would have been effective January 30, 2000. In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133, postponing the effective date for implementing SFAS No. 133 to fiscal years beginning after June 15, 2000. The Company will adopt this Statement effective February 4,



==============================================================================

==============================================================================


     2001. At this time, the Company believes the impact of adopting this Statement should not be significant to the results of operations or financial position.

     Effective at the beginning of fiscal 2000, the Company will change its revenue recognition policy related to layaway sales in accordance with the guidance and interpretations provided by the Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 101 -- Revenue Recognition. This SAB will affect the Company's recognition of layaway sales, which will require recognition of revenue from sales made under its layaway program upon delivery of the merchandise to the customer. The Company will record a cumulative effect adjustment as a change in accounting principles in accordance with APB Opinion No. 20, Accounting Changes. The Company does not expect the impact of this change in revenue recognition policy to be material to the statement of financial position or results of operations.


B.   INVESTMENTS

     The following is a summary of investments as of January 29, 2000:


                                                      GROSS          GROSS       ESTIMATED
                                      AMORTIZED     UNREALIZED    UNREALIZED       FAIR
                                         COST          GAINS         LOSSES        VALUE
     Available-for-Sale Securities:
       U.S. corporate securities       $  4,334      $      -       $   (332)    $  4,002
                                       ==================================================
     Held-to-Maturity Securities:
       State and municipal bonds       $ 36,014      $      4       $   (329)    $ 35,689
       U.S. corporate bonds               2,848             -             (6)       2,842
       U.S. treasuries                    1,495             -            (24)       1,471
                                       --------------------------------------------------
                                       $ 40,357      $      4       $   (359)    $ 40,002
                                       ==================================================
     Trading Securities:
       Mutual funds                    $    411      $     31       $      -     $    442
                                       ==================================================

The following is a summary of investments as of January 30, 1999:

                                                      GROSS          GROSS       ESTIMATED
                                      AMORTIZED     UNREALIZED    UNREALIZED       FAIR
                                         COST          GAINS         LOSSES        VALUE

     Held-to-Maturity Securities:
       State and municipal bonds       $ 24,088      $      5       $    (23)    $ 24,070
       U.S. treasuries                      502             -              -          502
       U.S. corporate bonds               2,101             -              -        2,101
                                       --------------------------------------------------
                                       $ 26,691      $      5       $    (23)    $ 26,673
                                       ==================================================





     Trading securities have been classified in other assets. These trading securities are held in a Rabbi Trust and are intended to fund the Company's deferred compensation plan (See Note H).



==============================================================================

==============================================================================


C.   PROPERTY AND EQUIPMENT

     A summary of the cost of property and equipment follows:

                                                    JANUARY 29,    JANUARY 30,
                                                       2000           1999

     Land                                            $    908       $    639
     Building and improvements                          7,567          6,370
     Office equipment                                   2,479          2,252
     Transportation equipment                           7,758          4,118
     Leasehold improvements                            30,687         25,711
     Furniture and fixtures                            36,131         30,647
     Shipping/receiving equipment                       4,055          3,736
     Screenprinting equipment                             102            102
     Construction-in-progress                           2,048            466
                                                     -----------------------
                                                     $ 91,735       $ 74,041
                                                     =======================


D.   FINANCING ARRANGEMENTS

     The Company has available an unsecured line of credit of $5 million and a $5 million letter of credit facility. Borrowings under the line of credit and letter of credit provide for interest to be paid at a rate equal to the prime rate published in The Wall Street Journal on the date of the borrowings. There were no bank borrowings at January 29, 2000 and January 30, 1999. There were immaterial bank borrowings during fiscal 1999, and there were no borrowings at any time during fiscal 1998 and 1997. The Company had outstanding letters of credit totaling $1,459 and $1,304 at January 29, 2000 and January 30, 1999, respectively.


E.   INCOME TAXES

     The provision for income taxes consists of:


                                                   FISCAL YEAR
                                         1999          1998           1997
     Current:
       Federal                         $ 19,247      $ 17,747       $ 11,763
       State                              3,408         3,218          2,548
     Deferred                              (545)         (842)          (225)
                                       -------------------------------------
     Total                             $ 22,110      $ 20,123       $ 14,086
                                       =====================================



==============================================================================

==============================================================================

     Total tax expense for the year varies from the amount which would be provided by applying the statutory income tax rate to earnings before income taxes. The major reasons for this difference (expressed as a percent of pre-tax income) are as follows:


                                                   FISCAL YEAR
                                       -------------------------------------
                                         1999          1998           1997

     Statutory rate                        35.0%         35.0%          35.0%
     State income tax effect                4.3           4.0            4.9
     Tax exempt interest income            (1.8)         (1.6)          (2.0)
     Expenses not deductible                0.1           0.1            0.1
     Benefits of state tax credits         (0.4)         (0.3)          (0.4)
                                       -------------------------------------
                                           37.2%         37.2%         37.6%
                                       =====================================

       Deferred tax assets and liabilities are comprised of the following:


                                                    JANUARY 29,   JANUARY 30,
                                                       2000          1999
     Deferred tax assets:
       Unearned compensation - restricted stock      $    953       $    758
       Inventory                                          874            789
       Option compensation                                437            438
       Accrued vacation                                   318            270
       Unrealized loss on available-for-sale
         securities                                       125              -
       Other                                              304            201
                                                     -----------------------
                                                     $  3,011       $  2,456
                                                     =======================
     Deferred tax liabilities:
       Depreciation                                  $    116       $    243
       Unrealized gain on trading securities               12              -
                                                     -----------------------
                                                     $    128       $    243
                                                     =======================


     At January 29, 2000 and January 30, 1999, respectively, the net current deferred tax assets of $1,868 and $1,479 are classified in prepaid expenses and the net noncurrent deferred tax assets of $1,015 and $734 are classified in other assets.

     Cash paid for income taxes was $19,814, $18,003 and $10,678 in fiscal years 1999, 1998 and 1997, respectively.


==============================================================================

==============================================================================


F.   RELATED PARTY TRANSACTIONS

     Included in other assets is a note receivable of $735 and $600 at January 29, 2000 and January 30, 1999, respectively, from a life insurance trust fund controlled by the Company's Chairman. The note is secured by a life insurance policy on the Chairman.


G.   LEASE COMMITMENTS

     The Company conducts its operations in leased facilities under numerous noncancellable operating leases expiring at various dates through 2013. Most of the Company's stores have lease terms of approximately ten years and generally do not contain renewal options. Operating lease base rental expense for fiscal 1999, 1998 and 1997 was $18,710, $15,049 and $13,108, respectively. Most of the rental payments are based on a minimum annual rental plus a percentage of sales in excess of a specified amount. Percentage rents for fiscal 1999, 1998 and 1997 were $2,318, $2,457 and $1,479, respectively. Total future minimum rental commitments under these operating leases are as follows:

     FISCAL YEAR

     2000                                                           $ 18,414
     2001                                                             21,396
     2002                                                             22,093
     2003                                                             21,145
     2004                                                             19,098
     Thereafter                                                       72,990
                                                                    --------

     Total minimum payments required                                $175,136
                                                                    ========

H.   EMPLOYEE BENEFITS

     The Company has a 401(k) profit sharing plan covering all eligible employees who desire to participate. Contributions to the plan are based upon the amount of the employees' deferrals and the employer's matching formula. The Company may contribute to the plan at its discretion. The total expense under the profit sharing plan was $783, $1,001 and $792 for fiscal years 1999, 1998 and 1997, respectively.

     During fiscal 1999, the Company established The Buckle, Inc. Deferred Compensation Plan. The plan covers the Company's executive officers. The plan is funded by participant contributions and a specified annual Company matching contribution not to exceed 6% of the participant's compensation. The Company's contributions for fiscal 1999 were $182.



==============================================================================

==============================================================================

I.   STOCK-BASED COMPENSATION

     The Company has several stock option plans that provide for granting of options to purchase common stock to designated employees, officers and directors. The options may be in the form of incentive stock options or nonqualified stock options, and are granted at fair market value on the date of grant. The options generally expire ten years from the date of grant. At January 29, 2000, 787,860 shares of common stock were available for grant under the various option plans of which 427,410 shares were not available to executive officers of the Company.

     The Company granted 75,000 shares of restricted common stock in December 1997 with an aggregate market value of $1,550 at fiscal 1997 year end. Unearned compensation equivalent to the market value of the shares at the date of grant was charged to stockholders' equity. Such unearned compensation is being amortized into compensation expense over a five year period, at which time the shares will fully vest.

     Pursuant to the 1998 Management Incentive Plan, compensation expense of $1,756 associated with the fiscal 1998 bonus was recorded as accrued employee compensation at January 30, 1999. During fiscal year 1999, the Company granted 77,636 shares of restricted common stock related to this amount upon approval of the Board of Directors. The Company has recorded accrued employee compensation of $254 at January 29, 2000 for the fiscal 1999 restricted stock award.

     The Company accounts for its stock-based compensation under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB Opinion No. 25), which utilizes the intrinsic value method. Compensation cost related to stock-based compensation was $519, $2,022 and $-0- for the fiscal years ended 1999, 1998 and 1997, respectively.

     If compensation cost for the Company's stock-based compensation plan had been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:


                                                 1999        1998        1997
                                 ---------------------------------------------
     Net income                  As reported   $37,386     $34,029     $23,331
                                 Pro forma     $31,854     $30,167     $22,482

     Basic income per share      As reported   $  1.72     $  1.55     $  1.10
                                 Pro forma     $  1.46     $  1.37     $  1.06

     Diluted income per share    As reported   $  1.64     $  1.47     $  1.05
                                 Pro forma     $  1.40     $  1.30     $  1.01


==============================================================================

==============================================================================


     The weighted average fair value of options granted during the year under the SFAS No. 123 methodology was $17.87, $15.75 and $4.10 per option for fiscal 1999, 1998 and 1997, respectively. The fair value of options granted under the Plans was estimated at the date of grant using a binomial option pricing model with the following assumptions:


                                       1999          1998           1997
                                    ------------------------------------------
     Risk-free interest rate           6.00%         6.00%          6.00%
     Dividend yield                    0.00%         0.00%          0.00%
     Expected volatility               60.0%         58.0%          40.0%
     Expected life (years)              6.0 years     6.0 years      6.0 years


     A summary of the Company's stock-based compensation activity related to stock options for the last three fiscal years is as follows:


                                         1999                   1998                   1997
                                ---------------------------------------------------------------------
                                            Weighted                Weighted                 Weighted
                                            Average                 Average                 Average
                                            Exercise                Exercise                 Exercise
                                  Number     Price        Number     Price        Number     Price
     Outstanding - beginning
       of year                  3,905,746    $ 11.09     3,259,055    $  6.21   3,107,703     $5.31
     Granted                      483,540      26.05     1,241,310      22.80     818,550      8.95
     Expired/terminated           (26,094)     26.37      (154,495)     18.06     (28,312)     7.01
     Exercised                   (199,812)      5.38      (440,124)      5.52    (638,886)     5.32
                                ---------------------------------------------------------------------
     Outstanding - end of year  4,163,380    $ 13.01     3,905,746    $ 11.09   3,259,055     $6.21
                                =====================================================================



     There were 2,743,868; 2,509,213; and 2,404,767 options exercisable at January 29, 2000, January 30, 1999 and January 31, 1998, respectively.


==============================================================================

================================================================================


     The following table summarizes information about stock options outstanding as of January 29, 2000:


                          OPTIONS OUTSTANDING                                  OPTIONS EXERCISABLE
--------------------------------------------------------------------------------------------------------------
                                                WEIGHTED
                                                 AVERAGE         WEIGHTED                            WEIGHTED
                                                REMAINING        AVERAGE                             AVERAGE
          RANGE OF             NUMBER          CONTRACTUAL       EXERCISE        NUMBER              EXERCISE
       EXERCISE PRICES      OUTSTANDING           LIFE            PRICE        EXERCISABLE             PRICE
$    3.000    $   3.000       647,450             1.88 years  $    3.00           647,450           $    3.00
$    4.167    $   4.750       256,199             4.99             4.59           256,199                4.59
$    4.958    $   5.583       219,375             4.00             5.42           219,375                5.42
$    6.000    $   6.667       406,240             5.69             6.32           406,240                6.32
$    8.500    $   9.292     1,034,103             5.37             9.11         1,004,010                9.13
$   11.500    $  12.250         1,725             7.45            11.96             1,725               11.96
$   20.500    $  23.250     1,081,088             8.03            21.41           149,094               22.37
$   26.750    $  34.083       517,200             8.80            28.42            59,775               33.93
                            ---------------------------------------------------------------------------------

                            4,163,380             5.88         $  13.01         2,743,868           $    7.81
                            =================================================================================

J.   EARNINGS PER SHARE

     The following table provides a reconciliation between basic and diluted earnings per share (amounts in thousands except per share amounts):

                                       1999                              1998                            1997
                         -------------------------------------------------------------------------------------------------
                                                  PER                              PER                               PER
                                                 SHARE                            SHARE                             SHARE
                           INCOME     SHARES     AMOUNT      INCOME     SHARES    AMOUNT     INCOME     SHARES      AMOUNT
BASIC EPS
  Net income             $  37,386    21,777    $   1.72   $  34,029    21,964    $   1.55  $  23,331    21,211    $  1.10

EFFECT OF DILUTIVE
  SECURITIES
    Stock Options                      1,076                             1,172                            1,093
                         -------------------------------------------------------------------------------------------------

DILUTED EPS              $  37,386    22,853    $   1.64   $  34,029    23,136    $   1.47  $  23,331    22,304    $  1.05
                         =================================================================================================



     Options to purchase 977,288, 131,340 and -0- shares of common stock in fiscal 1999, 1998 and 1997, respectively, are not included in the computation of diluted earnings per share because the options would be considered anti-dilutive.
================================================================================

================================================================================


K.   SEGMENT INFORMATION

     The Company is a retailer of medium to better priced casual apparel and footwear. The Company operates 248 stores located in 35 states throughout the central, northwestern and southern regions of the United States at January 29, 2000. The Company operates their business as one reportable industry segment.

     The following is information regarding the Company's major product lines and are stated as a percentage of the Company's net sales:


                                                      PERCENTAGE OF NET SALES
                                                  ------------------------------
                                                            FISCAL YEAR
                                                  ------------------------------
MERCHANDISE GROUP                                  1999      1998         1997

Denims                                             25.0%     27.3%        29.3%
Slacks/Casual Bottoms                               4.3       4.1          4.0
Tops (including sweaters)                          34.0      34.0         35.0
Sportswear/Fashion Clothes (including dresses)      7.8       7.5          8.3
Outerwear                                           2.7       2.3          2.4
Accessories                                         7.1       5.8          4.4
Shoes                                              16.6      17.3         16.6
Little Guys/Gals                                    2.4       1.3            -
Other                                               0.1       0.4            -
                                                  ----------------------------
                                                  100.0%    100.0%       100.0%
                                                  ============================


L.   QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized quarterly financial information for fiscal 1999 and 1998 are as follows:



                                                 QUARTER
                            ----------------------------------------------------
FISCAL 1999                  FIRST     SECOND     THIRD      FOURTH     TOTAL

Net sales                  $ 79,688   $ 79,584   $107,463   $108,791   $375,526
Gross profit               $ 27,101   $ 26,626   $ 38,558   $ 39,724   $132,009
Income from operations     $  9,793   $  9,870   $ 17,955   $ 19,414   $ 57,032
Net income                 $  6,469   $  6,375   $ 11,552   $ 12,990   $ 37,386
Basic Income per Share     $   0.29   $   0.29   $   0.54   $   0.61   $   1.72
Diluted Income per Share   $   0.28   $   0.27   $   0.51   $   0.58   $   1.64


                                                 QUARTER
                            ----------------------------------------------------
FISCAL 1998                  FIRST     SECOND     THIRD      FOURTH     TOTAL

Net sales                  $ 67,028   $ 70,506   $ 96,818   $103,564   $337,916
Gross profit               $ 22,741   $ 24,266   $ 35,567   $ 38,674   $121,248
Income from operations     $  7,564   $  9,313   $ 16,454   $ 18,540   $ 51,871
Net income                 $  5,013   $  6,038   $ 10,592   $ 12,386   $ 34,029
Basic Income per Share     $   0.23   $   0.27   $   0.48   $   0.56   $   1.55
Diluted Income per Share   $   0.21   $   0.26   $   0.46   $   0.53   $   1.47


     Basic and diluted shares outstanding are computed independently for each of the quarters presented and, therefore, may not sum to the totals for the year.

================================================================================

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


================================================================================


RESULTS OF OPERATIONS

The following table sets forth certain financial data expressed as a percentage of net sales and the percentage change in the dollar amount of such items compared to the prior period.


                                       PERCENTAGE OF NET SALES                    PERCENTAGE INCREASE(DECREASE)
                                       FOR FISCAL YEARS ENDED
                                      JANUARY 29,   JANUARY 30,    JANUARY 31,            FISCAL YEAR
                                         2000          1999           1998       1998 TO 1999      1997 TO 1998
                                      -------------------------------------------------------------------------
INCOME STATEMENT DATA
Net Sales                             100.0%         100.0%           100.0%         11.1%             26.1%
Cost of sales (including buying,
distribution and occupancy costs)      64.8%          64.1%            65.1%         12.4%             24.3%
                                      ---------------------------------------------------------------------
Gross profit                           35.2%          35.9%            34.9%          8.9%             29.6%
Selling expenses                       17.3%          17.6%            18.3%          8.9%             21.4%
General and
 administrative expenses                2.7%           2.9%             3.3%          2.9%             11.9%
                                      ---------------------------------------------------------------------
Income from operations                 15.2%          15.4%            13.3%          9.9%             45.2%
Other income                             .7%            .7%              .7%          8.0%             35.2%
                                      ---------------------------------------------------------------------
Income before income taxes             15.9%          16.1%            14.0%          9.9%             44.7%
Provision for income taxes              5.9%           6.0%             5.3%          9.9%             42.9%
                                      ---------------------------------------------------------------------
Net income                             10.0%          10.1%             8.7%          9.9%             45.9%
                                      =====================================================================


FISCAL 1999 COMPARED TO FISCAL 1998

Net sales increased from $337.9 million in fiscal 1998 to $375.5 million in fiscal 1999, an 11.1% increase. Comparable store sales increased by $2.9 million, or 0.9% for fiscal 1999 compared to the same period in the prior year. The Company had 4.2% sales growth in fiscal 1999 that was attributable to the inclusion of a full year of operating results in fiscal 1999 for stores opened in fiscal 1998 and 6.0% from the opening of 27 new stores in fiscal 1999. The Company's average retail price per piece of merchandise remained consistent in fiscal 1999 compared to fiscal 1998 prices. The Company saw slightly higher price points in the denim, casual bottoms and shoe categories which were offset by lower price points in sportswear and little guys/gals categories. Average sales per square foot decreased 2.9% from $344 to $334.

Gross profit after buying, distribution and occupancy costs increased $10.8 million in fiscal 1999 to $132.0 million, an 8.9% increase. As a percentage of net sales, gross profit decreased from 35.9% in fiscal 1998 to 35.2% in fiscal 1999. The decrease was primarily attributable to higher occupancy costs as a percentage of net sales due to a decline in leverage provided by comparable store sales. Gross margin was also impacted by the increase in the merchandise shrinkage which rose to 0.7% in fiscal 1999 compared to 0.5% in fiscal 1998.


================================================================================

================================================================================


Selling expenses increased from $59.6 million for fiscal 1998 to $64.9 million for fiscal 1999, an 8.9% increase. Selling expenses as a percent of net sales decreased to 17.3% for fiscal 1999 from 17.6% for fiscal 1998. The primary reason for the improvement in selling expenses as a percentage of net sales is due to the implementation of the Company's 1999 Management Incentive Program, which reduced management's bonus accrual.

General and administrative expenses increased from $9.8 million in fiscal 1998 to $10.1 million in fiscal 1999, a 2.9% increase. As a percentage of net sales, general and administrative expense decreased to 2.7% for fiscal 1999 from 2.9% for fiscal 1998. Decreases in general and administrative expenses, as a percentage of net sales, resulted primarily from the implementation of the Company's 1999 Management Incentive Program, which reduced the bonus accrual for management.

As a result of the above changes, the Company's income from operations increased $5.2 million to $57.0 million for fiscal 1999, a 9.9% increase compared to fiscal 1998. Income from operations was 15.2% as a percentage of net sales in fiscal 1999 compared to 15.4% in fiscal 1998.

Other income for fiscal 1999 increased 8.0% from fiscal 1998 to $2.5 million. The increase is primarily due to additional interest income, as the average level of cash and short-term investments was greater than in the same period of fiscal 1998.

Income tax expense as a percentage of pre-tax income was 37.2% in both fiscal 1999 and fiscal 1998, bringing net earnings to $37.4 million for fiscal 1999 versus $34.0 million for fiscal 1998, an increase of 9.9%.


FISCAL 1998 COMPARED TO FISCAL 1997

Net sales increased from $267.9 million in fiscal 1997 to $337.9 million in fiscal 1998, a 26.1% increase. Comparable store sales increased by $39.0 million, or 15.4% for fiscal 1998 compared to the same period in the prior year. The Company had 4.2% sales growth in fiscal 1998 that was attributable to the inclusion of a full year of operating results in fiscal 1998 for stores opened in fiscal 1997 and 6.5% from the opening of 24 new stores in fiscal 1998. The Company's average retail price of merchandise increased $.70 per piece in fiscal 1998 compared to fiscal 1997, primarily due to higher price points in the denim and knit shirt categories. Average sales per square foot increased 14.7% from $300 to $344.

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


================================================================================

==============================================================================


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


LIQUIDITY AND CAPITAL RESOURCES

The Company's primary ongoing cash requirements are for inventory, payroll, new store expansion, and remodeling. Historically, the Company's primary source of working capital has been cash flow from operations. During fiscal 1999, 1998, and 1997 the Company's cash flow from operations was $40.9 million, $38.5 million, and $32.6 million, respectively. During fiscal 1999 and 1998, the Company also used cash for repurchasing shares of the Company's common stock. In fiscal 1999, the Company purchased 1,520,220 shares at a cost of $24.2 million and 120,600 shares in fiscal 1998 at a cost of $1.9 million. The Company has available an unsecured line of credit of $5.0 million and a $5.0 million letter of credit facility, all with First National Bank and Trust Co. of Kearney, Nebraska. Borrowings under the lending arrangements provide for interest to be paid at a rate equal to the prime rate published in The Wall Street Journal on the date of the borrowings. As of January 29, 2000, the Company's working capital was $107.6 million, including $37.2 million of cash and cash equivalents.

The Company has, from time to time, borrowed against these lines of credit during periods of peak inventory build-up. There were minor borrowings during fiscal 1999 and no borrowing during fiscal 1998 or 1997. The Company had no bank borrowings as of January 29, 2000.

During fiscal 1999, 1998, and 1997, the Company invested $18.6 million, $10.4 million, and $5.3 million, respectively, in new store construction, store renovation and upgrading store technology, net of any construction allowances received from landlords. The Company also spent $2.8 million, $6.7 million, and $3.7 million, in fiscal 1999, 1998, and 1997, respectively, in capital expenditures for the corporate headquarters and distribution facility. During fiscal 1998, the Company completed its expansion to the corporate headquarters and distribution facility. The addition is approximately 124,000 square feet, added to the existing 55,000 square foot building. The majority of the space is used for the distribution center, with approximately 7,800 square feet of new office space. The distribution center was completed in June 1998 and the new office space was completed in December 1998. The former distribution area was remodeled for use as store supply warehousing and offices, merchandising and advertising offices as well as new workroom, showroom and


==============================================================================

==============================================================================


conference room space. The remodel of this phase was completed in March 1999. The next remodeling phase included remodeling and reorganization of the existing office space and was completed during the third quarter of fiscal 1999. The final phase of the remodel project was completed during the fourth quarter of fiscal 1999. The total cost of the expansion plus all phases of the remodel project is approximately $8.5 million, of which approximately $6.5 million was incurred during fiscal 1998. Also during the second quarter of fiscal 1999, the Company purchased a second corporate aircraft at a cost of $3.6 million.

During fiscal 2000, the Company anticipates completing approximately 37 store construction projects, including approximately 28 new stores and approximately 9 stores to be remodeled and/or relocated. As of March 2000, leases for 16 new stores have been signed, and leases for 10 additional locations are under negotiation; however, exact new store openings, remodels and relocations may vary from those anticipated. The average cost of opening a new store during fiscal 1999 was approximately $570,000, including construction costs of approximately $420,000 and inventory costs of approximately $150,000. Management estimates that total capital expenditures during fiscal 2000 will be approximately $22.5 million, before landlord allowances, estimated to be $1.5 million. The Company believes that existing cash and cash flow from operations will be sufficient to fund current and long-term anticipated capital expenditures and working capital requirements for the next several years.


SEASONALITY AND INFLATION

The Company's business is seasonal, with the Christmas season (from approximately November 15 to December 30) and the back-to-school season (from approximately July 15 to September 1) historically contributing the greatest volume of net sales. For fiscal years 1999, 1998, and 1997, the Christmas and back-to-school seasons accounted for an average of approximately 40% of the Company's fiscal year net sales. Although the operations of the Company are influenced by general economic conditions, the Company does not believe that inflation has had a material effect on the results of operations during the past three fiscal years. Quarterly results may vary depending on the timing and amount of sales and costs associated with the opening of new stores and the remodeling of existing stores.


YEAR 2000 MATTERS

Year 2000 Background - The arrival of year 2000 posed a unique worldwide technological challenge as all computer information systems required the ability to recognize the date change from December 31, 1999 to January 1, 2000 and forward to properly process transactions. Computer programs and hardware as well as software products that are date sensitive may recognize a date using "00" as the Year 1900 rather than the Year 2000. This could have resulted in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in normal business activities.

The following is a summary of actions taken by the Company during the years preceding January 1, 2000 in anticipation of the year 2000 transition and the potential problems that computer systems could experience handling dates beyond the year 1999.


==============================================================================

==============================================================================


The Company assessed its business computer systems, such as general ledger, payroll, accounts payable and inventory control, including distribution center functions. These internally developed systems were then corrected. With the construction and remodel of our distribution center and corporate headquarters, the Company modified certain critical systems, including the conveyor system and security functions.

The stores' Point-of-Sale systems operate via third-party software systems. During August, 1997, the Company entered into an agreement with a third-party provider to prepare the customized software necessary to bring the stores' Point-of-Sale system into Year 2000 compliance. The rollout of this system was completed by July of 1999.

Year 2000 Costs - Total costs of this project were approximately $5 million and were expensed or capitalized in the normal course of operations of the Company. The majority of such cost was for the purchase of new software and hardware for replacement of all stores' Point-of-Sale systems and has been capitalized and paid for with cash flow from operations. The hardware and software replacement would have been done regardless of the Year 2000 issue to improve the technology in the retail stores.

Risk Assessment - At this time, the Company believes it will not experience any material adverse affects from the Y2K issue. If some unforeseen problem did occur, it most likely would be: (1) the stores are unable to authorize bankcard sales electronically at the Point-of-Sale terminals nor verify checks tendered; and (2) that principal suppliers cannot timely deliver their products. Although the Company does not believe that this scenario will occur, it has assessed the effect of such an event and does not expect that it would have a material adverse effect on the Company's financial condition and results of operations.

The Company has not experienced any significant Y2K issues subsequent to 1999's fiscal year end. Although the Company believes it has taken the appropriate steps to address Y2K readiness, there is no guarantee that the Company's effort will prevent a material adverse impact on the results of operations and financial condition.


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


==============================================================================

                             STOCK PRICES BY QUARTER

==============================================================================


The Company's common stock trades on the New York Stock Exchange under the symbol BKE. The Company did not pay any cash dividends in fiscal 1999, 1998 or 1997, and has no current plans for cash dividend payments.

The number of record holders of the Company's common stock as of March 31, 2000 was 469. Based upon information from the principal market makers, the Company believes there are more than 4,200 beneficial owners. The last reported sales price of the Company's common stock on March 31, 2000 was $16.125.

Following is the Company's quarterly market range for fiscal years 1999, 1998 and 1997


                      1999                    1998                    1997
 -------------------------------------------------------------------------------
                HIGH       LOW          HIGH       LOW           HIGH       LOW
 Quarter
 First          29.50     18.06         36.25     23.25         11.00      8.00
 Second         32.56     19.50         39.13     23.06         16.33     10.50
 Third          30.00     16.00         28.19     12.25         20.67     14.17
 Fourth         16.81     12.56         30.50     18.00         25.25     17.83


All stock prices reflect the Company's 2:1 stock split issued on April 24, 1997 and the 3:2 stock split issued on June 8, 1998.


NOTES:


==============================================================================
corporate information

Date Founded
1948

Number of Employees
5,500

Stock Transfer Agent & Registrar
UMB Bank, n.a.
P.O. Box 419226
Kansas City, Missouri  64141-6226
(816) 860-7000

Stock Exchange Listing
New York Stock Exchange
Trading Symbol:  BKE

Independent Public Accountants
Deloitte & Touche, LLP
Omaha, Nebraska

General Corporate Counsel
Kyle L. Hanson
The Buckle, Inc.
Kearney, Nebraska

Annual Meeting
The Annual Meeting of Shareholders is scheduled for 10:00 a.m. Friday, June 2, 2000, at the Ockinga Center, University of Nebraska at Kearney Kearney, Nebraska

Form 10-K
A copy of the 10-K is available to shareholders without charge upon written request to: Karen B. Rhoads, Vice President of Finance
The Buckle, Inc.
P.O. Box 1480
Kearney, Nebraska  68848-1480

Trademarks
The Buckle and BKLE are trademarks of The Buckle, Inc., which is registered in the United States.


board of directors

Daniel J. Hirschfeld
Chairman of the Board

Dennis H. Nelson
President & Chief Executive Officer

Karen B. Rhoads
Vice President of Finance, Treasurer
& Chief Financial Officer

Ralph M. Tysdal
Owner of McDonald's restaurant franchises

Bill L. Fairfield
Chairman, DreamField Capital Ventures

William D. Orr

Robert E. Campbell
President, Miller & Paine
(Real Estate Management)



executive officers

Dennis H. Nelson
President & Chief Executive Officer

Karen B. Rhoads
Vice President of Finance, Treasurer
& Chief Financial Officer

Gary L. Lalone
Vice President of Sales

Scott M. Porter
Vice President of Men`s Merchandising
& Secretary

Brett P. Milkie
Vice President of Leasing