Form 10-K405, Exhibit 13
period 2001-02-03
BUCKLE INC
filed 2001-04-23
CIK 885245

FINANCIAL TABLE OF CONTENTS



Selected Financial Data                                               11

Management's Discussion and Analysis of
Financial Condition and Results of Operations                         12

Balance Sheets                                                        16

Statements of Income                                                  17

Statements of Stockholders' Equity                                    18

Statements of Cash Flows                                              19

Notes to Financial Statements                                         20

Independent Auditors' Report                                          31

Stock Prices by Quarter                                               32

                                                         SELECTED FINANCIAL DATA



                                                                 FISCAL YEARS ENDED
--------------------------------------------------------------------------------------------------------------------
                                      FEBRUARY 3,    JANUARY 29,    JANUARY 30,    JANUARY 31,    FEBRUARY 1,
                                         2001           2000           1999           1998           1997
                                   ---------------------------------------------------------------------------------
                                    (dollar amounts in thousands, except per share and selected operating data)
                                   ---------------------------------------------------------------------------------
INCOME STATEMENT DATA
   Net Sales                           $ 393,247      $ 375,526      $ 337,916      $ 267,921      $ 206,393
   Cost of sales (including
     buying, distribution and
     occupancy costs)                    262,146        243,517        216,668        174,379        140,359
                                   ---------------------------------------------------------------------------------
   Gross profit                          131,101        132,009        121,248         93,542         66,034
   Selling expenses                       69,635         64,876         59,557         49,040         38,361
   General and
     administrative expenses              10,365         11,004         10,073          8,962          7,185
                                   ---------------------------------------------------------------------------------
   Income from operations                 51,101         56,129         51,618         35,540         20,488
   Other income                            3,860          3,367          2,534          1,877          1,179
                                   ---------------------------------------------------------------------------------
   Income before income taxes
     and cumulative effect of
     change in accounting                 54,961         59,496         54,152         37,417         21,667
   Provision for income taxes             20,164         22,110         20,123         14,086          8,043
                                   ---------------------------------------------------------------------------------
   Income before cumulative effect
     of change in accounting              34,797         37,386         34,029         23,331         13,624
   Cumulative effect of change in
     accounting, net of taxes               (270)             -              -              -              -
                                   ---------------------------------------------------------------------------------
   Net income                          $  34,527      $  37,386      $  34,029      $  23,331      $  13,624
                                   =================================================================================
   Basic income per share              $    1.68      $    1.72      $    1.55      $    1.10      $    0.65
                                   =================================================================================
   Diluted income per share            $    1.61      $    1.64      $    1.47      $    1.05      $    0.63
                                   =================================================================================

SELECTED OPERATING DATA
   Stores open at end of period              274            248            222            199            181
   Average sales per square
     foot, (gross sq. ft.)             $     309      $     334      $     344      $     300      $     255
   Average sales per store (000's)     $   1,482      $   1,581      $   1,603      $   1,400      $   1,183
   Comparable store sales change            -6.0%           0.9%          15.4%          18.6%          11.1%

BALANCE SHEET DATA
   Working capital                     $ 135,836      $ 107,582      $ 104,035      $  77,448      $  54,904
   Total assets                        $ 230,533      $ 198,546      $ 186,113      $ 144,460      $ 102,017
   Long term debt                              -              -              -              -              -
   Stockholders' equity                $ 194,066      $ 163,260      $ 146,130      $ 107,881      $  78,043
--------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table sets forth certain financial data expressed as a percentage of net sales and the percentage change in the dollar amount of such items compared to the prior period.

                                                     PERCENTAGE OF NET SALES                 PERCENTAGE INCREASE
                                                      FOR FISCAL YEARS ENDED                      (DECREASE)
--------------------------------------------------------------------------------------------------------------------------
                                             FEBRUARY 3,    JANUARY 29,     JANUARY 30,           FISCAL YEAR
                                                2001           2000            1999       1999 TO 2000    1998 TO 1999
                                           -------------------------------------------------------------------------------
INCOME STATEMENT DATA
  Net Sales                                    100.0%         100.0%          100.0%           4.7%          11.1%
  Cost of sales (including buying,
    distribution and occupancy costs)           66.7%          64.8%           64.1%           7.7%          12.4%
                                           -------------------------------------------------------------------------------
  Gross profit                                  33.3%          35.2%           35.9%          -0.7%           8.9%
  Selling expenses                              17.7%          17.3%           17.6%           7.4%           8.9%
  General and administrative expenses            2.6%           2.9%            3.0%          -5.8%           9.2%
                                           -------------------------------------------------------------------------------
  Income from operations                        13.0%          15.0%           15.3%          -9.0%           8.7%
  Other income                                   1.0%            .9%             .8%          14.7%          32.9%
                                           -------------------------------------------------------------------------------
  Income before income taxes                    14.0%          15.9%           16.1%          -7.6%           9.9%
  Provision for income taxes                     5.1%           5.9%            6.0%          -8.8%           9.9%
                                           -------------------------------------------------------------------------------
  Net income                                     8.8%          10.0%           10.1%          -6.9%           9.9%
                                           ===============================================================================
--------------------------------------------------------------------------------------------------------------------------

FISCAL 2000 COMPARED TO FISCAL 1999

Based upon the retail calendar, fiscal 2000 was a 53-week year compared to 52 weeks in the prior year, giving retailers an extra week of sales. During fiscal 2000, net sales increased to $393.2 million from $375.5 million in fiscal 1999, a 4.7% increase. Comparable store sales decreased by $21.3 million, or 6.0% for the 52 weeks ended January 27, 2001 compared to the same 52-week period in the prior year. The Company had 2.8% sales growth in fiscal 2000 that was attributable to the inclusion of a full year of operating results in fiscal 2000 for stores opened in fiscal 1999 and 6.7% from the opening of 28 new stores in fiscal 2000. The change in the method of revenue recognition for layaway sales in accordance with the guidance and interpretations provided by the SEC's SAB No. 101-Revenue Recognition resulted in a decrease in comparable stores sales for fiscal 2000 of 0.2% compared to fiscal 1999. The remaining 1.4% of the sales increase came from $5.0 million in sales during the extra week of the fiscal year.

The Company's average retail price of merchandise decreased nearly 4%, dropping a $1.60 per piece in fiscal 2000 compared to fiscal 1999, primarily due to lower price points in knit tops, outerwear and footwear, as well as, from the decline in footwear sales as a percentage of net sales. Footwear accounted for 14.4% of fiscal 2000 sales versus 16.6% of fiscal 1999 sales. Average sales per square foot decreased 7.5% from $334 to $309.

Gross profit after buying, distribution and occupancy costs decreased $0.9 million in fiscal 2000 to $131.1 million, a 0.7% decrease. As a percentage of net sales, gross profit decreased from 35.2% in fiscal 1999 to 33.3% in fiscal 2000.

The decrease was primarily attributable to an increase in occupancy costs. A portion of the occupancy cost increase in fiscal 2000 resulted from higher depreciation costs due to the fiscal 1999 rollout of new point of sale systems to every store. Lower actual merchandise margins for fiscal 2000 compared to fiscal 1999 also contributed to the decline. Merchandise shrinkage decreased to
 .6% as a percentage of net sales in fiscal 2000 compared to .7% as a percentage of net sales in fiscal 1999.

Selling expenses increased from $64.9 million for fiscal 1999 to $69.6 million for fiscal 2000, a 7.4% increase. Selling expenses as a percent of net sales increased to 17.7% for fiscal 2000 from 17.3% for fiscal 1999. The increase was primarily attributable to higher sales salaries and higher selling supplies as a percentage of net sales due to a decline in leverage provided by comparable store sales. Sales salaries were also up in fiscal 2000 due to an increased pay structure for the majority of the sales staff compared to fiscal 1999.

General and administrative expenses decreased from $11.0 million in fiscal 1999 to $10.4 million in fiscal 2000, a 5.8% decrease. As a percentage of net sales, general and administrative expense decreased to 2.6% for fiscal 2000 from 2.9% for fiscal 1999. Decreases in general and administrative expenses, as a percentage of net sales, resulted primarily from leverage provided by the restructuring of the Company's executive compensation plan.

As a result of the above changes, the Company's income from operations decreased $5.0 million to $51.1 million for fiscal 2000 compared to $56.1 million for fiscal 1999, a 9.0% decrease. Income from operations was 13.0% as a percentage of net sales in fiscal 2000 compared to 15.0% in fiscal 1999.

Other income for fiscal 2000 increased 14.7% from fiscal 1999 to $3.9 million. Other income in fiscal 2000 increased due to additional interest income and greater state tax incentives received compared to fiscal 1999.

Income tax expense as a percentage of pre-tax income was 36.7% in fiscal 2000 compared to 37.2% in fiscal 1999. The decrease in the income tax percentage rate was primarily due to state tax incentives.


FISCAL 1999 COMPARED TO FISCAL 1998

Net sales increased from $337.9 million in fiscal 1998 to $375.5 million in fiscal 1999, an 11.1% increase. Comparable store sales increased by $2.9 million, or 0.9% for fiscal 1999 compared to the same period in the prior year. The Company had 4.2% sales growth in fiscal 1999 that was attributable to the inclusion of a full year of operating results in fiscal 1999 for stores opened in fiscal 1998 and 6.0% from the opening of 27 new stores in fiscal 1999. The Company's average retail price per piece of merchandise remained consistent in fiscal 1999 compared to fiscal 1998 prices. The company saw slightly higher price points in the denim, casual bottoms and shoe categories, which were offset by lower price points in sportswear and little guys/gals categories. Average sales per square foot decreased 2.9% from $344 to $334.

Gross profit after buying, distribution and occupancy costs increased $10.8 million in fiscal 1999 to $132.0 million, an 8.9% increase. As a percentage of net sales, gross profit decreased from 35.9% in fiscal 1998 to 35.2% in fiscal 1999. The decrease was primarily attributable to higher occupancy costs as a percentage of net sales due to a decline in leverage provided by comparable store sales. Gross margin was also impacted by the increase in merchandise shrinkage which rose to 0.7% in fiscal 1999 compared to 0.5% in fiscal 1998.

Selling expenses increased from $59.6 million for fiscal 1998 to $64.9 million for fiscal 1999, an 8.9% increase. Selling expenses as a percent of net sales decreased to 17.3% for fiscal 1999 from 17.6% for fiscal 1998. The primary reason for the improvement in selling expenses, as a percentage of net sales, is due to the implementation of the Company's 1999 Management Incentive Program, which reduced management's bonus accrual.

General and administrative expenses increased from $10.1 million in fiscal 1998 to $11.0 million in fiscal 1999, a 9.2% increase. As a percentage of net sales, general and administrative expense decreased to 2.9% for fiscal 1999 from 3.0% for fiscal 1998. Decreases in general and administrative expenses, as a percentage of net sales, resulted primarily from the implementation of the Company's 1999 Management Incentive Program, which reduced the bonus accrual for management.

As a result of the above changes, the Company's income from operations increased $4.5 million to $56.1 million for fiscal 1999, an 8.7% increase compared to fiscal 1998. Income from operations was 15.0% as a percentage of net sales in fiscal 1999 compared to 15.3% in fiscal 1998.

Other income for fiscal 1999 increased 32.9% from fiscal 1998 to $3.4 million. The increase is primarily due to additional interest income, as the average level of cash and short-term investments was greater than in the same period of fiscal 1998.

Income tax expense as a percentage of pre-tax income was 37.2% in both fiscal 1999 and fiscal 1998, bringing net earnings to $37.4 million for fiscal 1999 versus $34.0 million for fiscal 1998, an increase of 9.9%.


LIQUIDITY AND CAPITAL RESOURCES

The Company's primary ongoing cash requirements are for inventory, payroll, new store expansion, and remodeling. Historically, the Company's primary source of working capital has been cash flow from operations. During fiscal 2000, 1999, and 1998 the Company's cash flow from operations was $47.2 million, $40.9 million, and $38.5 million, respectively. During fiscal 2000 and 1999, the Company also used cash for repurchasing shares of the Company's common stock. In fiscal 2000, the Company purchased 559,200 shares at a cost of $7.3 million, 1,520,220 shares in fiscal 1999 at a cost of $24.2 million and 120,600 shares in fiscal 1998 at a cost of $1.9 million. The Company has available an unsecured line of credit of $7.5 million and a $7.5 million line of credit for foreign and domestic letters of credit, with Wells Fargo Bank Nebraska, N.A. Borrowings under the lending arrangements provide for interest to be paid at a rate equal to the prime rate published in the Wall Street Journal on the date of the borrowings. As of February 3, 2001, the Company's working capital was $135.8 million, including $69.2 million of cash and cash equivalents.

The Company has, from time to time, borrowed against these lines of credit during periods of peak inventory build-up. There were only minor bank borrowings during fiscal 2000 and fiscal 1999 and no borrowings during fiscal 1998. The Company had no bank borrowings as of February 3, 2001.

During fiscal 2000, 1999, and 1998, the Company invested $13.4 million, $18.6 million, and $10.4 million, respectively, in new store construction, store renovation and upgrading store technology, net of any construction allowances received from landlords. The Company also spent $1.3 million, $2.8 million, and $6.7 million, in fiscal 2000, 1999, and

1998, respectively, in capital expenditures for the corporate headquarters and distribution facility. During fiscal 1998, the Company completed its expansion to the corporate headquarters and distribution facility and began remodeling the existing building. The total cost of the expansion plus all phases of the remodel project was approximately $8.5 million. Also, during the second quarter of fiscal 1999, the Company purchased a second corporate aircraft at a cost of $3.6 million.

During fiscal 2001, the Company anticipates completing approximately 30 store construction projects, including approximately 22 new stores and approximately 8 stores to be remodeled and/or relocated. As of March 2001, leases for 16 new stores have been signed, and leases for 10 additional locations are under negotiation; however, exact new store openings, remodels and relocations may vary from those anticipated. The average cost of opening a new store during fiscal 2000 was approximately $550,000, including construction costs of approximately $400,000 and inventory costs of approximately $150,000, net of payables. Management estimates that total capital expenditures during fiscal 2001 will be approximately $17.0 million, before landlord allowances, estimated to be $2.0 million. The Company believes that existing cash and cash flow from operations will be sufficient to fund current and long-term anticipated capital expenditures and working capital requirements for the next several years.


SEASONALITY AND INFLATION

The Company's business is seasonal, with the Holiday season (from approximately November 15 to December 30) and the back-to-school season (from approximately July 15 to September 1) historically contributing the greatest volume of net sales. For fiscal years 2000, 1999, and 1998, the Holiday and back-to-school seasons accounted for an average of approximately 40% of the Company's fiscal year net sales. Although the operations of the Company are influenced by general economic conditions, the Company does not believe that inflation has had a material effect on the results of operations during the past three fiscal years. Quarterly results may vary depending on the timing and amount of sales and costs associated with the opening of new stores and the remodeling of existing stores.


FORWARD LOOKING STATEMENTS

Information in this report, other than historical information, may be considered to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "1995 Act"). Such statements are made in good faith by the Company pursuant to the safe-harbor provisions of the 1995 Act. In connection with these safe-harbor provisions, this management's discussion and analysis contains certain forward-looking statements, which reflect management's current views and estimates of future economic conditions, company performance and financial results. The statements are based on many assumptions and factors that could cause future results to differ materially. Such factors include, but are not limited to, changes in product mix, changes in fashion trends, competitive factors and general economic conditions, economic conditions in the retail apparel industry, and other risks and uncertainties inherent in the Company's business and the retail industry in general. Any changes in these factors could result in significantly different results for the Company. The Company further cautions that the forward-looking information contained herein is not exhaustive or exclusive. The Company does not undertake to update any forward-looking statements, which may be made from time to time by or on behalf of the Company.

BALANCE SHEETS
(dollar amounts in thousands, except share and per share amounts)

------------------------------------------------------------------------------------------------------
                                                                           FEBRUARY 3,    JANUARY 29,
ASSETS                                                                        2001           2000
                                                                         -----------------------------
CURRENT ASSETS:
 Cash and cash equivalents                                                 $  69,155      $  37,205
 Investments (Note B):
  Held-to-maturity                                                            34,847         40,357
  Available-for-sale                                                           4,398          4,002
 Accounts receivable, net of allowance of $250 and $225, respectively          2,068          3,430
 Inventory                                                                    54,392         55,045
 Prepaid expenses and other assets (Note E)                                    6,593          2,387
                                                                         -----------------------------
       Total current assets                                                  171,453        142,426
                                                                         -----------------------------

PROPERTY AND EQUIPMENT  (Note C):                                            103,686         91,735
 Less accumulated depreciation                                               (47,605)       (38,168)
                                                                         -----------------------------
                                                                              56,081         53,567
                                                                         -----------------------------

OTHER ASSETS (Notes B, E and F)                                                2,999          2,553
                                                                         -----------------------------

                                                                           $ 230,533      $ 198,546
                                                                         =============================
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Accounts payable                                                          $  13,703      $  15,773
 Accrued employee compensation                                                11,753         12,587
 Accrued store operating expenses                                              4,072          3,491
 Gift certificates redeemable                                                  2,199          1,925
 Income taxes payable                                                          3,890          1,068
                                                                         -----------------------------
       Total current liabilities                                              35,617         34,844

DEFERRED COMPENSATION (Note H)                                                   850            442
                                                                         -----------------------------
       Total liabilities                                                      36,467         35,286
                                                                         -----------------------------

COMMITMENTS (Notes D and G)

STOCKHOLDERS' EQUITY (Note I):
 Common stock, authorized 100,000,000 shares of $.01 par value; issued
   and outstanding; 20,378,657 and 20,726,149 shares, respectively               204            207
 Additional paid-in capital                                                   13,006         17,131
 Retained earnings                                                           181,447        146,920
 Unearned compensation - restricted stock                                       (620)          (791)
 Accumulated other comprehensive income (loss)                                    29           (207)
                                                                         -----------------------------
       Total stockholders' equity                                            194,066        163,260
                                                                         -----------------------------

                                                                           $ 230,533      $ 198,546
                                                                         =============================
------------------------------------------------------------------------------------------------------

See notes to financial statements.

                                                            STATEMENTS OF INCOME
                         (dollar amounts in thousands, except per share amounts)



                                                                       FISCAL YEARS ENDED
--------------------------------------------------------------------------------------------------------
                                                             FEBRUARY 3,   JANUARY 29,   JANUARY 30,
                                                                2001          2000          1999
                                                          ----------------------------------------------
SALES, Net of returns and allowances of
 $28,203, $26,420 and $22,683, respectively                  $ 393,247      $ 375,526     $ 337,916

COST OF SALES (Including buying, distribution
 and occupancy costs)                                          262,146        243,517       216,668
                                                          ----------------------------------------------

       Gross profit                                            131,101        132,009       121,248
                                                          ----------------------------------------------

OPERATING EXPENSES:
 Selling                                                        69,635         64,876        59,557
 General and administrative                                     10,365         11,004        10,073
                                                          ----------------------------------------------
                                                                80,000         75,880        69,630
                                                          ----------------------------------------------

INCOME FROM OPERATIONS                                          51,101         56,129        51,618

OTHER INCOME, Net                                                3,860          3,367         2,534
                                                          ----------------------------------------------

INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT
 OF CHANGE IN ACCOUNTING                                        54,961         59,496        54,152

PROVISION FOR INCOME TAXES (Note E)                             20,164         22,110        20,123
                                                          ----------------------------------------------

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
 ACCOUNTING                                                     34,797         37,386        34,029

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING,
 net of taxes (Note A)                                            (270)             -             -
                                                          ----------------------------------------------

NET INCOME                                                   $  34,527      $  37,386     $  34,029
                                                          ==============================================

BASIC INCOME PER SHARE (Note J):
 Income before cumulative effect of change in accounting     $    1.69      $    1.72     $    1.55
 Cumulative effect of change in accounting, net of taxes         (0.01)             -             -
                                                          ----------------------------------------------

 Net income                                                  $    1.68      $    1.72     $    1.55
                                                          ==============================================

DILUTED INCOME PER SHARE (Note J):
 Income before cumulative effect of change in accounting     $    1.63      $    1.64     $    1.47
 Cumulative effect of change in accounting, net of taxes         (0.02)             -             -
                                                          ----------------------------------------------

 Net income                                                  $    1.61      $    1.64     $    1.47
                                                          ==============================================
--------------------------------------------------------------------------------------------------------

See notes to financial statements.

STATEMENTS OF STOCKHOLDERS' EQUITY
(dollar amounts in thousands)


                                                                                               ACCUMULATED
                                                                                                  OTHER
                                                        ADDITIONAL                            COMPREHENSIVE
                                             COMMON      PAID-IN      RETAINED    UNEARNED        INCOME              COMPREHENSIVE
                                              STOCK      CAPITAL      EARNINGS  COMPENSATION      (LOSS)     TOTAL       INCOME
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, February 1, 1998                    $   143    $  33,783    $  75,505   $  (1,550)      $    -    $ 107,881
  3-for-2 stock split                             74          (74)           -           -            -            -
Common stock (347,550 shares)
   issued on exercise of stock options             4        2,448            -           -            -        2,452
  Amortization of restricted stock
   issuance                                        -            -            -         264            -          264
Cancellation of restricted stock                   -         (231)           -         231            -            -
  Common stock (120,600 shares)
   purchased and retired                          (1)      (1,935)           -           -            -       (1,936)
  Tax benefit related to exercise of
   employee stock options                          -        3,440            -           -            -        3,440
Net income                                         -            -       34,029           -            -       34,029    $  34,029
                                             ---------------------------------------------------------------------------------------

BALANCE, January 30, 1999                        220       37,431      109,534      (1,055)           -      146,130
  Comprehensive income:
   Net income                                      -            -       37,386           -            -       37,386    $  37,386
  Unrealized loss on available-for-sale
   securities, net of taxes of $125                -            -            -           -         (207)        (207)        (207)
                                                                                                                       -------------
     Total comprehensive income                                                                                         $  37,179
                                                                                                                       =============
  Common stock (199,812 shares)
   issued on exercise of stock options             1        1,075            -           -            -        1,076
Restricted stock issuance
   (77,636 shares)                                 1        1,755            -           -            -        1,756
Amortization of restricted stock
   issuance                                        -            -            -         264            -          264
Common stock (1,520,220 shares)
   purchased and retired                         (15)     (24,228)           -           -            -      (24,243)
  Tax benefit related to exercise of
   employee stock options                          -        1,098            -           -            -        1,098
                                             ---------------------------------------------------------------------------------------

BALANCE, January 29, 2000                        207       17,131      146,920        (791)        (207)     163,260
Comprehensive income:
   Net income                                      -            -       34,527           -            -       34,527    $  34,527
   Unrealized gain on available-for-sale
   securities, net of taxes of $142                -            -            -           -          236          236          236
                                                                                                                       -------------
     Total comprehensive income                                                                                         $  34,763
                                                                                                                       =============
  Common stock (196,886 shares)
   issued on exercise of stock options             2        1,485            -           -            -        1,487
Restricted stock issuance
   (14,792 shares)                                 1          255            -           -            -          256
Amortization of restricted stock
   issuance                                        -            -            -         171            -          171
Common stock (559,200 shares)
   purchased and retired                          (6)      (7,299)           -           -            -       (7,305)
Tax benefit related to exercise of
   employee stock options                          -        1,434            -           -            -        1,434
                                             ------------------------------------------------------------------------

BALANCE, February 3, 2001                    $   204    $  13,006    $ 181,447   $    (620)      $   29    $ 194,066
                                             ========================================================================
------------------------------------------------------------------------------------------------------------------------------------

See notes to financial statements.

                                                        STATEMENTS OF CASH FLOWS
                                                   (dollar amounts in thousands)

                                                                                   FISCAL YEARS ENDED
-----------------------------------------------------------------------------------------------------------------------
                                                                         FEBRUARY 3,   JANUARY 29,   JANUARY 30,
                                                                            2001          2000          1999
                                                                        -----------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                               $ 34,527      $ 37,386      $ 34,029
 Adjustments to reconcile net income to net cash flows from operating activities:
    Depreciation                                                            11,696         9,624         6,968
    Amortization of unearned compensation - restricted stock                   171           264           264
    Deferred taxes                                                            (296)         (545)         (842)
    Loss on disposal of assets                                                 455           902           253
    Cumulative effect of change in accounting, net of taxes                    270             -             -
    Changes in operating assets and liabilities:
     Accounts receivable                                                      (238)          550        (1,613)
     Inventory                                                               1,693        (5,634)       (7,072)
     Prepaid expenses                                                       (3,029)        1,331         3,092
     Accounts payable                                                       (2,470)       (1,044)         (431)
     Accrued employee compensation                                             337        (2,576)        2,400
     Accrued store operating expenses                                          581           174           910
     Gift certificates redeemable                                              274           332           236
     Deferred compensation                                                     408           442             -
     Income taxes payable                                                    2,822          (269)          289
                                                                        -----------------------------------------------

       Net cash flows from operating activities                             47,201        40,937        38,483
                                                                        -----------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment                                        (14,690)      (24,963)      (17,052)
 Proceeds from sale of property and equipment                                   25           113             -
 Decrease (increase) in other assets                                          (261)          580        (1,157)
 Purchase of investments                                                   (19,551)      (33,150)      (22,910)
 Proceeds from maturities of investments                                    25,044        15,150        10,232
                                                                        -----------------------------------------------

       Net cash flows from investing activities                             (9,433)      (42,270)      (30,887)
                                                                        -----------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from the exercise of stock options                                 1,487         1,076         2,452
 Purchases of common stock                                                  (7,305)      (24,243)       (1,936)
                                                                        -----------------------------------------------

       Net cash flows from financing activities                             (5,818)      (23,167)          516
                                                                        -----------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        31,950       (24,500)        8,112

CASH AND CASH EQUIVALENTS, Beginning of year                                37,205        61,705        53,593
                                                                        -----------------------------------------------

CASH AND CASH EQUIVALENTS, End of year                                    $ 69,155      $ 37,205      $ 61,705
                                                                        ===============================================
-----------------------------------------------------------------------------------------------------------------------

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS



FISCAL YEARS ENDED FEBRUARY 3, 2001, JANUARY 29, 2000 AND JANUARY 30, 1999 (Dollar Amounts are in Thousands in Charts and Text Except Share and Per Share Amounts)


A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   FISCAL YEAR - The Buckle, Inc. (the Company) has its fiscal year end on the Saturday nearest January 31. All references in these financial statements to fiscal years are to the calendar year in which the fiscal year begins. Fiscal 2000 represents the 53-week period ended February 3, 2001 and fiscal 1999 and 1998 represent the 52-week periods ended January 29, 2000 and January 30, 1999, respectively.

   NATURE OF OPERATIONS - The Company is a retailer of medium to better priced casual apparel, footwear and accessories for fashion conscious young men and women operating 274 stores located in 36 states throughout the central, northwestern and southern regions of the United States, as of February 3, 2001.

   During fiscal 2000, the Company opened twenty-eight new stores, substantially renovated eleven stores and closed two stores. During fiscal 1999, the Company opened twenty-seven new stores, substantially renovated ten stores, and closed one store. During fiscal 1998, the Company opened twenty-four new stores, substantially renovated six stores, and closed one store.

   REVENUE RECOGNITION - The Company operates on a cash and carry basis, so revenue is recognized at the time of sale. Merchandise returns are estimated and accrued at the end of the period.

   INVESTMENTS - The Company accounts for investments in accordance with Statement of Financial Accounting Standards Board (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Held-to-maturity securities are carried at amortized cost. Available-for-sale securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity (net of the effect of income taxes) until they are sold. Trading securities are reported at fair value, with unrealized gains and losses included in earnings.

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

   ADVERTISING COSTS - Advertising costs are expensed as incurred and amounted to $3,985, $4,150 and $3,513 for fiscal years 2000, 1999 and 1998, respectively.

   STOCK-BASED COMPENSATION - The Company accounts for its stock-based compensation under provisions of Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees (APB25).

   FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATIONS - Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily cash, investments and accounts receivable. The Company places its investments primarily in tax-free municipal bonds or U.S. Treasury securities with short-term maturities, and limits the amount of credit exposure to any one entity. Concentrations of credit risk with respect to accounts receivable are limited due to the nature of the Company's receivables, which include employee receivables, which can be offset against future compensation. The Company's financial instruments have a fair value approximating the carrying value.

   EARNINGS PER SHARE - Basic earnings per share data are based on the weighted average outstanding common shares during the period. Diluted earnings per share data are based on the weighted average outstanding common shares and the effect of all dilutive potential common shares, including stock options.

   STOCK-SPLIT - On May 28, 1998, the Company obtained shareholder approval to increase the number of common shares from 20 million shares to 100 million shares and decrease the par value from $.05 to $.01 per share. All share and per share data have been restated to reflect this change. This change was made to allow for the Company's 3-for-2 stock split made in the form of a stock dividend issued on June 8, 1998. The weighted average shares outstanding and per share data for all periods have also been restated to reflect this stock dividend.

   USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   COMPREHENSIVE INCOME - During fiscal 1999, the Company implemented Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, which establishes reporting requirements for the display of comprehensive income and its components. The adoption had no impact on net income. Unrealized gains and losses on the Company's available-for-sale securities are included in accumulated other comprehensive income (loss) and are separately included as a component of stockholders' equity, net of related income taxes.

   ACCOUNTING PRONOUNCEMENTS - SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts are in Thousands in Charts and Text Except Share and Per Share Amounts)




   contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company will adopt this Statement effective February 4, 2001. Management does not expect the adoption of SFAS 133 to have a significant impact on the financial position, results of operations, or cash flows of the Company.

   CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING - On January 30, 2000, the Company changed its revenue recognition policy related to layaway sales in accordance with the guidance and interpretations provided by the SEC's Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition. This SAB affected the Company's recognition of layaway sales, which requires recognition of revenue from sales made under its layaway program upon delivery of the merchandise to the customer. In the first quarter of fiscal 2000, the Company recorded a $270 cumulative effect adjustment for the change in this accounting principle in accordance with APB Opinion No. 20, Accounting Changes. If SAB No. 101 had been adopted prior to fiscal 2000, the net income for fiscal 1999 and 1998 would have been $37,408 and $33,931, respectively, versus the $37,386 and $34,029 as reported.

   RECLASSIFICATION - Certain reclassifications have been made to 1999 and 1998 balances to conform to the 2000 presentation.


B. INVESTMENTS

   The following is a summary of investments as of February 3, 2001:

                                                     GROSS        GROSS        ESTIMATED
                                     AMORTIZED    UNREALIZED    UNREALIZED       FAIR
                                        COST         GAINS        LOSSES         VALUE
-------------------------------------------------------------------------------------------
   Available-for-Sale Securities:
    U.S. corporate securities         $  4,352     $     46      $      -      $  4,398
                                     ------------------------------------------------------
   Held-to-Maturity Securities:
    State and municipal bonds         $ 33,685     $    290      $   (210)     $ 33,765
    U.S. corporate bonds                 1,017            2           (11)        1,008
    U.S. treasuries                        145            -             -           145
                                     ------------------------------------------------------

                                      $ 34,847     $    292      $   (221)     $ 34,918
                                     ------------------------------------------------------

   Trading Securities:
    Mutual funds                      $    926     $      -      $    (76)     $    850
                                     ------------------------------------------------------
-------------------------------------------------------------------------------------------

   The following is a summary of investments as of January 29, 2000:

                                                     Gross         Gross       Estimated
                                      Amortized   Unrealized    Unrealized       Fair
                                        Cost         Gains         Losses        Value
-------------------------------------------------------------------------------------------
   Available-for-Sale Securities:
    U.S. corporate securities         $  4,334     $      -      $   (332)     $  4,002
                                     ------------------------------------------------------

   Held-to-Maturity Securities:
    State and municipal bonds         $ 36,014     $      4      $   (329)     $ 35,689
    U.S. corporate bonds                 2,848            -            (6)        2,842
    U.S. treasuries                      1,495            -           (24)        1,471
                                     ------------------------------------------------------

                                      $ 40,357     $      4      $   (359)     $ 40,002
                                     ------------------------------------------------------
   Trading Securities:
    Mutual funds                      $    411     $     31      $      -      $    442
                                     ------------------------------------------------------
-------------------------------------------------------------------------------------------

   Trading securities have been classified in other assets. These trading securities are held in a Rabbi Trust and are intended to fund the Company's deferred compensation plan (See Note H).


C. PROPERTY AND EQUIPMENT

   A summary of the cost of property and equipment follows:

--------------------------------------------------------------------------------
                                                   FEBRUARY 3,       JANUARY 29,
                                                      2001              2000
                                                 -------------------------------
   Land                                             $    917         $    908
   Building and improvements                           8,343            7,567
   Office equipment                                    2,791            2,479
   Transportation equipment                            7,758            7,758
   Leasehold improvements                             35,452           30,687
   Furniture and fixtures                             43,022           36,131
   Shipping/receiving equipment                        4,152            4,055
   Screenprinting equipment                              102              102
   Construction-in-progress                            1,149            2,048
                                                 -------------------------------

                                                    $103,686         $ 91,735
                                                 -------------------------------
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts are in Thousands in Charts and Text Except Share and Per Share Amounts)




D. FINANCING ARRANGEMENTS

   The Company has available an unsecured line of credit of $7.5 million and a $7.5 million letter of credit facility. Borrowings under the line of credit and letter of credit provide for interest to be paid at a rate equal to the prime rate published in The Wall Street Journal on the date of the borrowings. There were no bank borrowings at February 3, 2001 and January 29, 2000. There were immaterial bank borrowings during fiscal 2000 and 1999, and there were no borrowings at any time during fiscal 1998. The Company had outstanding letters of credit totaling $857 and $1,459 at February 3, 2001 and January 29, 2000, respectively.


E. INCOME TAXES

   The provision for income taxes consists of:

                                                 FISCAL YEAR
--------------------------------------------------------------------------------
                                   2000              1999              1998
                              --------------------------------------------------
   Current:
    Federal                     $ 17,454          $ 19,247          $ 17,747
    State                          3,006             3,408             3,218
   Deferred                         (296)             (545)             (842)
                              --------------------------------------------------

   Total                        $ 20,164          $ 22,110          $ 20,123
                              ==================================================


   Total tax expense for the year varies from the amount which would be provided by applying the statutory income tax rate to earnings before income taxes. The major reasons for this difference (expressed as a percent of pre-tax income) are as follows:


                                                        FISCAL YEAR
--------------------------------------------------------------------------------
                                               2000         1999         1998
                                             -----------------------------------

   Statutory rate                              35.0%        35.0%        35.0%
   State income tax effect                      3.9          4.3          4.0
   Tax exempt interest income                  (1.8)        (1.8)        (1.6)
   Expenses not deductible                      0.1          0.1          0.1
   Benefits of state tax credits               (0.5)        (0.4)        (0.3)
                                             -----------------------------------

   Effective tax rate                          36.7%        37.2%        37.2%
                                             ===================================

   Deferred tax assets and liabilities are comprised of the following:

--------------------------------------------------------------------------------
                                                        FEBRUARY 3,  JANUARY 29,
                                                           2001         2000
                                                       -------------------------

   Deferred tax assets:
     Unearned compensation - restricted stock             $1,017       $  953
     Inventory                                               850          874
     Option compensation                                     388          437
     Accrued vacation                                        334          318
     Unrealized loss on available-for-sale securities          -          125
     Depreciation                                             28            -
     Unrealized loss on trading securities                    74            -
     Other                                                   363          304
                                                       -------------------------

                                                          $3,054       $3,011
                                                       =========================
   Deferred tax liabilities:
     Depreciation                                         $    -       $  116
     Unrealized gain on trading securities                     -           12
     Unrealized gain on available-for-sale securities         17            -
                                                       -------------------------
                                                          $   17       $  128
                                                       =========================
--------------------------------------------------------------------------------


   At February 3, 2001 and January 29, 2000, respectively, the net current deferred tax assets of $1,839 and $1,868 are classified in prepaid expenses and the net noncurrent deferred tax assets of $1,198 and $1,015 are classified in other assets.

   Cash paid for income taxes was $16,250, $19,814 and $18,003 in fiscal years 2000, 1999 and 1998, respectively.


F. RELATED PARTY TRANSACTIONS

   Included in other assets is a note receivable of $765 and $735 at February 3, 2001 and January 29, 2000, respectively, from a life insurance trust fund controlled by the Company's Chairman. The note is secured by a life insurance policy on the Chairman.


G. LEASE COMMITMENTS

   The Company conducts its operations in leased facilities under numerous noncancellable operating leases expiring at various dates through 2013. Most of the Company's stores have lease terms of approximately ten years and

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts are in Thousands in Charts and Text Except Share and Per Share Amounts)




   generally do not contain renewal options. Operating lease base rental expense for fiscal 2000, 1999 and 1998 was $22,326, $18,710 and $15,049, respectively. Most of the rental payments are based on a minimum annual rental plus a percentage of sales in excess of a specified amount. Percentage rents for fiscal 2000, 1999 and 1998 were $1,268, $2,318 and $2,457, respectively. Total future minimum rental commitments under these operating leases are as follows:

   FISCAL YEAR
--------------------------------------------------------------------------------
   2001                                                               $ 22,046
   2002                                                                 24,556
   2003                                                                 24,623
   2004                                                                 22,625
   2005                                                                 19,872
   Thereafter                                                           80,850
                                                                    ------------

   Total minimum payments required                                    $194,572
                                                                    ============
--------------------------------------------------------------------------------


H. EMPLOYEE BENEFITS

   The Company has a 401(k) profit sharing plan covering all eligible employees who desire to participate. Contributions to the plan are based upon the amount of the employees' deferrals and the employer's matching formula. The Company may contribute to the plan at its discretion. The total expense under the profit sharing plan was $550, $601 and $1,001 for fiscal years 2000, 1999 and 1998, respectively.

   During fiscal 1999, the Company established The Buckle, Inc. Deferred Compensation Plan. The plan covers the Company's executive officers. The plan is funded by participant contributions and a specified annual Company matching contribution not to exceed 6% of the participant's compensation. The Company's contributions for fiscal 2000 and 1999 were $110 and $182, respectively.


I. STOCK-BASED COMPENSATION

   The Company has several stock option plans that provide for granting of options to purchase common stock to designated employees, officers and directors. The options may be in the form of incentive stock options or nonqualified stock options, and are granted at fair market value on the date of grant. The options generally expire ten years from the date of grant. At February 3, 2001, 390,814 shares of common stock were available for grant under the various option plans of which 354,874 shares were not available to executive officers of the Company.

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

   Pursuant to the 1998 Management Incentive Plan, compensation expense of $256 and $1,756 associated with the fiscal 1999 and 1998 bonus was recorded as accrued employee compensation at January 29, 2000 and January 30, 1999. During fiscal years 2000 and 1999, the Company granted 14,792 and 77,636 shares, respectively, of restricted common stock related to this amount upon approval of the Board of Directors. There was no stock compensation expense for the year ended February 3, 2001.

   The Company accounts for its stock-based compensation under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB Opinion No. 25), which utilizes the intrinsic value method. Compensation cost related to stock-based compensation was $171, $519 and $2,022 for the fiscal years ended 2000, 1999 and 1998, respectively.

   If compensation cost for the Company's stock-based compensation plan had been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

--------------------------------------------------------------------------------
                                                2000         1999         1998
                          ------------------------------------------------------

   Net income                 As reported     $ 34,527     $ 37,386     $ 34,029
                              Pro forma       $ 30,641     $ 31,854     $ 30,167

   Basic income per share     As reported     $   1.68     $   1.72     $   1.55
                              Pro forma       $   1.49     $   1.46     $   1.37

   Diluted income per share   As reported     $   1.61     $   1.64     $   1.47
                              Pro forma       $   1.43     $   1.40     $   1.30
--------------------------------------------------------------------------------


   The weighted average fair value of options granted during the year under the SFAS No. 123 methodology was $12.39, $17.87 and $15.75 per option for fiscal 2000, 1999 and 1998, respectively. The fair value of options granted under the Plans was estimated at the date of grant using a binomial option pricing model with the following assumptions:

--------------------------------------------------------------------------------
                                   2000           1999          1998
                              --------------------------------------------------

   Risk-free interest rate         6.0%           6.0%          6.0%
   Dividend yield                  0.0%           0.0%          0.0%
   Expected volatility            60.0%          60.0%         58.0%
   Expected life (years)           6.0 years      6.0 years     6.0 years
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts are in Thousands in Charts and Text Except Share and Per Share Amounts)

    A summary of the Company's stock-based compensation activity related to stock options for the last three fiscal years is as follows:


------------------------------------------------------------------------------------------------------------------------------------
                                             2000                            1999                           1998
                                  --------------------------------------------------------------------------------------------------
                                                  WEIGHTED                        WEIGHTED                         WEIGHTED
                                                  AVERAGE                         AVERAGE                          AVERAGE
                                                  EXERCISE                        EXERCISE                         EXERCISE
                                    NUMBER         PRICE            NUMBER         PRICE             NUMBER         PRICE

    Outstanding - beginning
      of year                     4,163,380     $  13.01          3,905,746      $  11.09          3,259,055      $    6.21
    Granted                         500,375        16.00            483,540         26.05          1,241,310          22.80
    Expired/terminated              (45,078)       23.94            (26,094)        26.37           (154,495)         18.06
    Exercised                      (197,036)        7.55           (199,812)         5.38           (440,124)          5.52
                                  --------------------------------------------------------------------------------------------------

    Outstanding - end             4,421,641     $  13.54          4,163,380      $  13.01          3,905,746      $   11.09
      of year                     ==================================================================================================
------------------------------------------------------------------------------------------------------------------------------------


There were 2,765,205; 2,743,868; and 2,509,213 options exercisable at February 3, 2001, January 29, 2000 and January 30, 1999, respectively.

The following table summarizes information about stock options outstanding as of February 3, 2001:

------------------------------------------------------------------------------------------------------------------------------------
                                    OPTIONS OUTSTANDING                                              OPTIONS EXERCISABLE
------------------------------------------------------------------------------------------------------------------------------------

                                                       WEIGHTED
                                                       AVERAGE        WEIGHTED                                     WEIGHTED
                                                      REMAINING       AVERAGE                                      AVERAGE
      RANGE OF                           NUMBER      CONTRACTUAL      EXERCISE                     NUMBER          EXERCISE
   EXERCISE PRICES                    OUTSTANDING        LIFE          PRICE                     EXERCISABLE        PRICE
$  3.000    $   3.000                  641,600         0.88 years     $  3.00                      641,600        $  3.00
$  4.167    $   4.750                  245,225         4.00              4.59                      245,225           4.59
$  4.958    $   5.583                  219,075         3.00              5.42                      219,075           5.42
$  6.000    $   6.667                  327,453         4.67              6.31                      327,453           6.31
$  8.500    $   9.292                  932,690         3.86              9.14                      932,690           9.14
$ 11.500    $  16.375                  404,475         8.99             16.34                        5,700          14.88
$ 17.188    $  23.250                1,148,803         7.17             21.10                      311,384          22.03
$ 26.750    $  34.083                  502,320         7.82             28.28                       82,078          33.75
                                     -----------------------------------------------------------------------------------------------
                                     4,421,641         5.23           $ 13.54                    2,765,205        $  8.88
                                     ===============================================================================================


J.       EARNINGS PER SHARE

         The following table provides a reconciliation between basic and diluted earnings per share (amounts in thousands except per share amounts):

------------------------------------------------------------------------------------------------------------------------------------
                                               2000                               1999                             1998
                                   -------------------------------------------------------------------------------------------------
                                                         PER                                PER                             PER
                                                        SHARE                              SHARE                           SHARE
                                     INCOME    SHARES   AMOUNT        INCOME      SHARES   AMOUNT      INCOME     SHARES   AMOUNT
         BASIC EPS
           Net income              $ 34,527    20,540   $ 1.68        $37,386     21,777   $  1.72     $34,029    21,964   $  1.55

         EFFECT OF DILUTIVE
           SECURITIES
           Stock Options                --        851       --             --      1,076        --          --     1,172        --
                                   =================================================================================================
         DILUTED EPS               $ 34,527    21,391   $ 1.61        $37,386     22,853   $  1.64     $34,029    23,136   $  1.47
                                   =================================================================================================
------------------------------------------------------------------------------------------------------------------------------------

         Options to purchase 1,982,233, 977,288 and 131,340 shares of common stock in fiscal 2000, 1999 and 1998, respectively, are not included in the computation of diluted earnings per share because the options would be considered anti-dilutive.

K.       SEGMENT INFORMATION

         The Company is a retailer of medium to better priced casual apparel, footwear and accessories. The Company operates 274 stores located in 36 states throughout the central, northwestern and southern regions of the United States at February 3, 2001. The Company operates their business as one reportable industry segment.

         The following is information regarding the Company's major product lines and are stated as a percentage of the Company's net sales:


                                                                                    PERCENTAGE OF NET SALES
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          FISCAL YEAR
                                                                       -------------------------------------------------------------
         MERCHANDISE GROUP                                              2000                  1999               1998
           Denims                                                       26.6 %                25.0 %             27.3 %
           Slacks/Casual Bottoms                                         5.4                   4.3                4.1
           Tops (including sweaters)                                    32.2                  34.0               34.0
           Sportswear/Fashion Clothes                                    6.5                   7.8                7.5
           Outerwear                                                     3.3                   2.7                2.3
           Accessories                                                   9.1                   7.1                5.8
           Shoes                                                        14.4                  16.6               17.3
           Little Guys/Gals                                              2.2                   2.4                1.3
           Other                                                         0.3                   0.1                0.4

                                                                       100.0 %               100.0 %            100.0 %
                                                                       =============================================================
------------------------------------------------------------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts are in Thousands in Charts and Text Except Share and Per Share
 Amounts)

L.  QUARTERLY FINANCIAL DATA (UNAUDITED)

    Summarized quarterly financial information for fiscal 2000 and 1999 are as follows:


                                                         QUARTER
------------------------------------------------------------------------------------------
FISCAL 2000                           FIRST      SECOND     THIRD     FOURTH     TOTAL
Net sales                           $ 78,501   $ 77,111   $114,161   $123,474   $393,247
Gross profit                        $ 23,931   $ 22,117   $ 39,818   $ 45,235   $131,101
Income before cumulative
  effect of change in accounting    $  4,866   $  3,770   $ 11,605   $ 14,556   $ 34,797
Net income                          $  4,596   $  3,770   $ 11,605   $ 14,556   $ 34,527
Basic income per share:
  Income before cumulative
   effect of change in accounting   $   0.24   $   0.18   $   0.56   $   0.71   $   1.69
  Net income                        $   0.22   $   0.18   $   0.56   $   0.71   $   1.68
Diluted income per share:
  Income before cumulative
   effect of change in accounting   $   0.23   $   0.18   $   0.54   $   0.68   $   1.63
  Net income                        $   0.21   $   0.18   $   0.54   $   0.68   $   1.61
------------------------------------------------------------------------------------------


                                                        QUARTER
------------------------------------------------------------------------------------------
FISCAL 1999                          FIRST      SECOND     THIRD      FOURTH      TOTAL
Net sales                           $ 79,688   $ 79,584   $107,463   $108,791   $375,526
Gross profit                        $ 27,101   $ 26,626   $ 38,558   $ 39,724   $132,009
Income from operations              $  9,793   $  9,870   $ 17,955   $ 19,414   $ 57,032
Net income                          $  6,469   $  6,375   $ 11,552   $ 12,990   $ 37,386
Basic income per share              $   0.29   $   0.29   $   0.54   $   0.61   $   1.72
Diluted income per share            $   0.28   $   0.27   $   0.51   $   0.58   $   1.64
------------------------------------------------------------------------------------------


Basic and diluted shares outstanding are computed independently for each of the quarters presented and, therefore, may not sum to the totals for the year.

                                                    INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
The Buckle, Inc.
Kearney, Nebraska



We have audited the accompanying balance sheets of The Buckle, Inc. (the Company), as of February 3, 2001 and January 29, 2000, and the related statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended February 3, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of The Buckle, Inc. as of February 3, 2001 and January 29, 2000, and the results of its operations and its cash flows for each of the three fiscal years in the period ended February 3, 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the financial statements, the Company changed its method of accounting for layaway sales in fiscal year 2000.


/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Omaha, Nebraska
March 2, 2001

                                                         STOCK PRICES BY QUARTER


The Company's common stock trades on the New York Stock Exchange under the symbol BKE. The Company did not pay any cash dividends in fiscal 2000, 1999 or 1998, and has no current plans for cash dividend payments.

The number of record holders of the Company's common stock as of March 26, 2001 was 438. Based upon information from the principal market makers, the Company believes there are more than 4,000 beneficial owners. The last reported sales price of the Company's common stock on March 26, 2001 was $17.01.

Following is the Company's quarterly market range for fiscal years 2000, 1999 and 1998.

                            2000                1999              1998
--------------------------------------------------------------------------------
                        HIGH     LOW       HIGH      LOW      HIGH     LOW

           Quarter
           First        17.19   12.38     29.50    18.06      36.25   23.25
           Second       14.44   10.81     32.56    19.50      39.13   23.06
           Third        16.38   11.19     30.00    16.00      28.19   12.25
           Fourth       21.13   15.00     16.81    12.56      30.50   18.00
--------------------------------------------------------------------------------


All stock prices reflect the Company's 3:2 stock split issued on June 8, 1998.


32