Form 10-K, Exhibit 13
period 2002-02-02
BUCKLE INC
filed 2002-04-26
CIK 885245

                                    [PHOTO]





     CORPORATE OFFICES > 2407 WEST 24TH STREET > KEARNEY NE 68845 > 308.236.8491
--------------------------------------------------------------------------------

[BUCKLE LOGO]


www.buckle.com

                                    [PHOTO]



                                         BUCKLE 2001       >  annual report   >>

--------------------------------------------------------------------------------
FASHION statement

                                    [PHOTO]




--------------------------------------------------------------------------------

MISSION statement

AT the BUCKLE, our mission is to create the most ENJOYABLE shopping EXPERIENCE possible for our GUESTS.

--------------------------------------------------------------------------------
>> STOCK PRICES BY QUARTER
--------------------------------------------------------------------------------

The Company's common stock trades on the New York Stock Exchange under the symbol BKE. The Company did not pay any cash dividends in fiscal 2001, 2000 or 1999, and has no current plans for cash dividend payments.

The number of record holders of the Company's common stock as of March 26, 2002 was 406. Based upon information from the principal market makers, the Company believes there are more than 4,000 beneficial owners. The last reported sales price of the Company's common stock on March 26, 2002 was $23.88.

The following table lists the Company's quarterly market range for fiscal years 2001, 2000 and 1999.



                                 2001                      2000                  1999
----------------------------------------------------------------------------------------------
QUARTER                    HIGH        LOW           HIGH        LOW         HIGH        LOW
First                      21.55       16.89         17.19       12.38       29.50       18.06
Second                     20.59       17.30         14.44       10.81       32.56       19.50
Third                      20.48       14.59         16.38       11.19       30.00       16.00
Fourth                     22.50       17.41         21.13       15.00       16.81       12.56
-----------------------------------------------------------------------------------------------


> CORPORATE INFORMATION                                > BOARD OF DIRECTORS

Date Founded                                           Daniel J. Hirschfeld              William D. Orr
1948                                                   Chairman of the Board
                                                                                         Robert E. Campbell
Number of Employees                                    Dennis H. Nelson                  President, Miller & Paine
5,500                                                  President & Chief Executive       Director of Development,
                                                       Officer                           Madonna Foundation
Stock Transfer Agent & Registrar
UMB Bank, n.a.                                         Karen B. Rhoads                   Bruce L. Hoberman
P.O. Box 419226                                        Vice President of Finance,        Business Consultant
Kansas City, Missouri  64141-6226                      Treasurer & Chief
(816) 860-7000                                         Financial Officer                 David A. Roehr
                                                                                         Vice President, Cabela's, Inc.
Stock Exchange Listing                                 Ralph M. Tysdal
New York Stock Exchange                                Owner of McDonald's               James E. Shada
Trading Symbol:  BKE                                   restaurant franchises             Executive Vice President
                                                                                         of Sales
Independent Public Accountants                         Bill L. Fairfield
Deloitte & Touche, LLP                                 Chairman, DreamField
Omaha, Nebraska                                        Capital Ventures

Annual Meeting
The Annual Meeting of Shareholders is                  > EXECUTIVE OFFICERS
scheduled for 10:00 a.m. Thursday, May 30,
2002, at the Holiday Inn
Kearney, Nebraska                                      Dennis H. Nelson                  Kari G. Smith
                                                       President & Chief Executive       Vice President of Sales
Form 10-K                                              Officer
A copy of the 10-K is available to shareholders                                          Kyle L. Hanson
without charge upon written request to:                Karen B. Rhoads                   Corporate Secretary & General
Karen B. Rhoads, Vice President of Finance             Vice President of Finance,        Counsel
The Buckle, Inc.                                       Treasurer & Chief
P.O. Box 1480                                          Financial Officer
Kearney, Nebraska  68848-1480                                                            Brett P. Milkie
                                                                                         Vice President of Leasing
Trademarks                                             James E. Shada
BUCKLE, THE BUCKLE, BKLE, RECLAIM                      Executive Vice President          Patricia K. Whisler
and BKE are trademarks of The Buckle, Inc.,            of Sales                          Vice President of Gal's
which is registered in the United States.                                                Merchandising

--------------------------------------------------------------------------------
>> FINANCIAL HIGHLIGHTS
   (dollar amounts in thousands, except per share and selected operating data)
--------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------
                                         FEBRUARY 2    FEBRUARY 3   JANUARY 29    JANUARY 30
                                            2002          2001         2000          1999
---------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Net sales                                  $387,638     $393,247     $375,526      $337,916
Income before income taxes                   52,088       54,961       59,496        54,152
Income taxes                                 19,226       20,164       22,110        20,123
Net income before cumulative effect
  of change in accounting                  $ 32,862     $ 34,797     $ 37,386      $ 34,029
Diluted income per share                   $   1.52     $   1.61     $   1.64      $   1.47
Net income as a percentage of net sales         8.5%         8.8%        10.0%         10.1%

BALANCE SHEET DATA
Working capital                            $176,911     $135,836     $107,582      $104,035
Total assets                               $264,657     $230,533     $198,546      $186,113
Long term debt                                 --           --           --            --
Stockholders' equity
                                           $233,702     $194,066     $163,260      $146,130
SELECTED OPERATING DATA
Number of stores open at year end               295          274          248           222
Average sales per square foot              $    279     $    309     $    334      $    344
Average sales per store (000's)            $  1,352     $  1,482     $  1,581      $  1,603
Comparable store sales change                  -6.2%        -6.0%         0.9%         15.4%

---------------------------------------------------------------------------------------------



                                                                      [BAR CODE]
                                                                           no. 1



      > The Buckle provides guest with the high-quality merchandise they expect.


                                    [PHOTOS]

> TO OUR SHAREHOLDERS >> In today's competitive environment, we continue to find ways to distinguish the Buckle from other retailers and to emphasize our uniqueness in the specialty fashion marketplace. By keeping the focus on our service and selection, we fulfilled our Mission Statement, produced relatively consistent financial results and further strengthened our balance sheet. In addition, we have made progress toward the future and continue to develop our strong brand image, while controlling merchandise margins and expenses.

Our NET SALES for the 52 weeks of fiscal 2001 were $387.6 MILLION, down 1.4% from the 53 weeks of fiscal 2000. Net income was $32.9 MILLION, or $1.52 per share, a 4.8% decrease from the prior fiscal year. Our net income to sales ratio of 8.5% was down slightly from 8.8% for fiscal 2000. AVERAGE STORE SALES WERE $1.352 MILLION and our average sales per square foot were $279 for the year. Our return on equity for fiscal 2001 was nearly 15% and our five-year average return on equity was 25%.

We ended the year with $143.2 MILLION in cash and short-term investments. During fiscal 2001 the company repurchased 79,200 shares of its common stock at an average price of $16.12, pursuant to our corporate stock buy-back plan that was authorized by the board of directors in December of 2000.

DENIM continues to be a niche market for the Buckle and our tradition was strong again in fiscal 2001, with the denim category accounting for nearly 29% OF TOTAL SALES. We grew existing brands, private label, and added new brands to the denim mix to produce a 7% INCREASE IN DENIM SALES for the fiscal year. Another department providing growth opportunity during fiscal 2001 was accessories. As a category, ACCESSORY SALES INCREASED MORE THAN 20% in fiscal 2001 compared to fiscal 2000 growing to over 11% as a percentage of fiscal 2001 net sales.

Our UNIT SALES WERE UP 4% during fiscal 2001 compared to fiscal 2000, although our total dollar sales saw a decrease for the year. Average price points were down approximately 5% for fiscal 2001, due in part to the decline in footwear sales and price points, and from the increase in the accessory business described above, which is by nature a lower price point category.

We are pleased to announce that Jim Shada, our Executive Vice President of Sales, returned to full-time status with the company in October of 2001. With the added leadership of Jim's position, together with Kari Smith, our Vice President of Sales, we are restructuring geographically with District, Regional and Area managers. We believe these changes will strengthen our support for store managers, assisting them and their sales teams toward even greater success, as we continue to build on the Buckle's reputation for great customer service.


                                   "IN EVERY AREA, I ATTRIBUTE THE BUCKLE'S
                                   SUCCESS TO THE STRENGTH OF OUR RELATIONSHIPS. THESE RELATIONSHIPS ARE BUILT ON THE TRUST AND LOYALTY WE HAVE ESTABLISHED WITH OUR MERCHANDISERS, VENDORS, LEASING PARTNERS, TEAMMATES AND GUESTS."

                                               Dennis H. Nelson, President & CEO

[BAR CODE]
no. 2

> One way to measure our success is through the eyes of our guests.


                                    [PHOTOS]

We added Virginia to our list of states when we opened in Roanoke, one of 24 NEW STORES during fiscal 2001. In January of 2002 we strategically closed three under-performing stores, ending the fiscal year with 295 RETAIL LOCATIONS IN 37 STATES. Fiscal 2001 also brought 8 major store remodels. In fiscal 2002, we plan to open approximately 12-16 new stores, and remodel 9-12 stores.

Over the last several months, we have been working with an award-winning national design firm to develop a completely NEW STORE LOOK. Our goals are to create a MEMORABLE AND CLEAR IMAGE of the Buckle store in our guests' minds, one that combines the core values of our brand with the energy and excitement of the Buckle shopping experience. The first store to feature our new architectural finishes, innovative fixtures, and enhanced merchandising layout will debut in June 2002.

Our MIS department recently completed the rollout of a frame relay network for communications with our stores. During fiscal 2002 we'll realize the benefits of faster transaction times at the cash registers, and email and voice capabilities between the stores and corporate headquarters. This additional investment in store technology will continue to enhance the efficiencies of our store operations.

During fiscal 2001, our online store, WWW.BUCKLE.COM, EXPERIENCED REWARDING GROWTH. This initiative absolutely demonstrates the power of partnership, as many Buckle team members coordinated their efforts in making this brand extension a reality. We are exploring additional growth and investment into our eCommerce initiative during fiscal 2002. We believe the site's ongoing development complements our physical store strategy.

As we look to the Buckle's future, I am most enthusiastic about our team, an outstanding group of hardworking individuals. It takes many exceptional people, with their unwavering commitment to teamwork, to bring our company to its current accomplishments. I'd like to say a special "Thank You" to all these talented and energetic individuals, who carry out the Buckle Mission Statement each and every day by helping create the most enjoyable shopping experience possible for our guests.

Let me also take this opportunity to express our appreciation for the confidence and loyalty of our Shareholders. We plan to build Shareholder value by enhancing our brand image and further differentiating ourselves from other retailers. The team focus on our Mission, combined with a strong balance sheet, will continue to set us apart and position us to take advantage of opportunities for future success.


/s/ DENNIS H. NELSON

Dennis H. Nelson
President and CEO



                                                                      [BAR CODE]
                                                                           no. 3



                                                              > Dennis H. Nelson
                                                                     [PHOTO]

> GUESTS >> Sometimes the Buckle's combination of people and product surprises first-time customers. They just don't expect fashion and service in one place. But to us, the concept is a natural result of our business values. Everything we do leads back to our guests. The tiniest details, the day-to-day effort, and all the advance planning come together whenever someone shops the Buckle. It's a unique experience we hope they always remember. So it's one we never forget.

> TEAMMATES >> Our consistent success belongs to every single Buckle teammate. Passionate and energetic, these individuals each make outstanding contributions which are multiplied by the enthusiasm of their colleagues. In a spirit of creative enterprise, teammates from the home office to the sales floor work in concert toward common goals. Teamwork shapes our decisions. Collaboration defines our process. We believe this approach ensures a vibrant work environment and directly benefits the guests.


> LEADERSHIP >> The Buckle has a history of loyalty. Over the years, talented people have worked hard to build the business, develop relationships, and mentor associates. Our teammates can't help but draw from that dedication. Performance is always rewarded, while internal promotions provide incentive and recognition for a job well done. Pulling together, reaching both individual and collective achievements, helps everyone become more successful.



                                   "GUESTS FEEL CONFIDENT WHEN THEY SHOP WITH
                                   PEOPLE THEY CAN TRUST. THE BEST WAY TO BUILD
                                   THAT TRUST IS THROUGH HARD WORK AND
                                   DEDICATION TO SERVICE. THESE ARE THE
                                   QUALITIES WE VALUE IN OUR TEAMMATES. AS A
                                   RESULT, OUR CUSTOMERS EXPERIENCE THE
                                   DIFFERENCE WHEN THEY SHOP AT THE BUCKLE."

                                             Kari Smith, Vice President of Sales

[BAR CODE]
no. 4


> In terms of the guest experience, our teammates are as important as our product.

                                    [PHOTOS]

                                    [PHOTO]

--------------------------------------------------------------------------------
TEAM statement

For us at the Buckle, CUSTOMER SERVICE isn't a concept. It's a COMMITMENT. Our TEAMMATES are focused, POSITIVE, and dedicated to this COMMON objective.

                                    [PHOTO]


--------------------------------------------------------------------------------
BRAND statement

VARIETY is the key to our BRAND STRATEGY. This provides FLEXIBILITY, allowing us to RESPOND quickly to change and DISTINGUISH ourselves in the marketplace.

> PRODUCT >> Buckle guests trust us to deliver quality, selection, value, and exclusivity. In order to meet those expectations - with every single shopping experience - we must be agile enough to anticipate and act on trends. Because our buyers make purchases as a team, we're uniquely able to offer a head-to-toe look for all sorts of lifestyles, including Urban, All-American, Trend, and West Coast. Whether they're choosing a name brand or private label, customers feel as comfortable wearing our clothes as they do visiting our stores.

> VENDORS >> Our buyers know exactly how to fine-tune the details, and vendors work hard to provide the special products we want. These relationships are forged over time, solidified with achievement and enhanced with mutual respect. Few other retailers expect and receive so much from their suppliers. But these exchanges are absolutely crucial to our brand-driven strategy.

> DENIM >> Take our approach to denim, one that is consistently the Buckle's flagship category. It's a perfect example of how teamwork becomes fashion. From the cut to the fabric treatment to the stitching, we're engaged in all points of the process. While the products are in development with vendors, merchandisers work with store associates to maximize sales with display, fitting, and outfitting techniques. Then Marketing rolls out brand support. In the stores, what guests experience is a perfect fit, just the right denim look, and personal attention that makes them feel special.


"THE DEPTH OF OUR SELECTION SERVES OUR
GUESTS. THE BUCKLE IS UNIQUELY POSITIONED
TO OFFER THE MOST DESIRABLE BRANDS -
INCLUDING OUR OWN - ALL IN ONE STORE.
VARIETY SUPPORTS AGILITY, SO WE'RE ABLE
TO ADAPT QUICKLY TO EMERGING DESIGNERS,
LOOKS, AND LABELS. A WIDE RANGE OF
MERCHANDISE ALSO ENSURES VALUE AT ALL
PRICE POINTS."

        Bob Carlberg, Men's Merchandiser

                                                                [BAR CODE]
                                                                     no. 7

> When the look comes together, guests get excited. And that's what sets us apart.

                                    [PHOTOS]

> GROWTH >> The Buckle considers growth a balanced strategy. We focus on clear goals such as brand development and marketing innovation, always mindful of the most effective ways to enhance our existing stores and expand in new markets. Only strength creates lasting value for our guests, teammates and shareholders. In the current economic environment, growth plans require a well-reasoned approach. This philosophy provides yet another way for us to distinguish ourselves in a competitive marketplace.

> STORE DESIGN >> With a completely different look for new stores and remodels, we're laying a foundation for the future. Working with a nationally recognized design firm, the Buckle will more clearly translate its personality to the physical retail environment. New fixtures simplify merchandise presentations, featuring displays that improve visuals and better project product details. An overall eclectic atmosphere will reinforce our message of uniqueness. We embrace the coming change with enthusiasm, knowing that this evolution advances the goal of our Mission and strengthens the power of our brand.

> BUCKLE.COM >> One of this year's most rewarding performances came from our online store. With a sensible financial commitment, we realized higher-than-expected sales. Based on this positive response, the web site has been identified as an area for future investment. Because our guests expect the virtual experience to be as unique as shopping Buckle stores, we are striving to enliven the functionality and diversify the inventory while continuing to provide excellent online service.


                              "THE BUCKLE'S STRATEGY IS ONE OF REASONED AND STEADY GROWTH. THIS APPROACH ALLOWS US TO CONCENTRATE ON OUR STRENGTHS WITHOUT THE DISTRACTIONS OF A FINITE PLAN THAT DOESN'T ALLOW FLEXIBILITY. IN OTHER WORDS, WE PLAN TO EXPAND, CHANGE, AND GROW IN WAYS THAT PUT US IN THE BEST POSITION TO TAKE ADVANTAGE OF PROFITABLE OPPORTUNITIES FOR THE LONG TERM."

                                        Brett Milkie, Vice President of Leasing



[BAR CODE]
no. 8

> With a new store design, the Buckle is clarifying its brand statement.

                                   [ART WORK]

                                    [PHOTO]

--------------------------------------------------------------------------------
STRATEGY statement

Part of the EXCITEMENT in this industry is CHANGING with the times. We're committed to PROGRESS that builds on the HIGH standards our guests EXPECT.

>> STORE LOCATIONS > After adding Virginia to our list of states, opening a total of 24 stores and strategically closing three locations, the Buckle finished the fiscal year with 295 retail locations in 37 states.


                           [MAP OF THE UNITED STATES]


                             AL   2          NC   6
                             AR   5          ND   3
                             AZ   5          NE  15*
                             CA   6          NM   4
                             CO  10          OH  13
                             FL   3          OK  13
                             GA   3          OR   2
                             IA  20          PA   4
                             ID   5          SC   1
                             IL  16          SD   3
                             IN  12          TN   7
                             KS  15          TX  32
                             KY   5          UT   8
                             LA   7          VA   1
                             MI  18          WA   5
                             MN  10          WI  12
                             MO  12          WV   2
                             MS   4          WY   1
                             MT   5



* CORPORATE HEADQUARTERS
  295 STORES IN 37 STATES
--------------------------------------------------------------------------------
FINANCIAL statement

The Buckle's NUMBERS reveal the STRENGTH of our EXPERIENCE and the power of our BRAND. Our financial position gives us the CONFIDENCE to seize future opportunities.

--------------------------------------------------------------------------------
>> SELECTED FINANCIAL DATA
   (dollar amounts in thousands, except per share and selected operating data)
--------------------------------------------------------------------------------


                                                                       FISCAL YEARS ENDED
-------------------------------------------------------------------------------------------------------------
                                     FEBRUARY 2,  FEBRUARY 3,      JANUARY 29,    JANUARY 30,    JANUARY 31,
                                       2002        2001 (a)           2000           1999           1998
                                     -------------------------------------------------------------------------
INCOME STATEMENT DATA
 Net sales                           $ 387,638     $ 393,247         $ 375,526      $ 337,916      $ 267,921
 Cost of sales (including
   buying, distribution and
   occupancy costs)                    259,645       262,146           243,517        216,668        174,379
                                     -------------------------------------------------------------------------
 Gross profit                          127,993       131,101           132,009        121,248         93,542
 Selling expenses                       69,786        69,635            64,876         59,557         49,040
 General and
   administrative expenses              10,939        10,365            11,004         10,073          8,962
                                     -------------------------------------------------------------------------
 Income from operations                 47,268        51,101            56,129         51,618         35,540
 Other income                            4,820         3,860             3,367          2,534          1,877
                                     -------------------------------------------------------------------------
 Income before income taxes
   and cumulative effect of
   change in accounting                 52,088        54,961            59,496         54,152         37,417
 Provision for income taxes             19,226        20,164            22,110         20,123         14,086
                                     -------------------------------------------------------------------------
 Income before cumulative effect
   of change in accounting              38,862        34,797            37,386         34,029         23,331
 Cumulative effect of change in
   accounting, net of taxes               --            (270)(b)          --             --             --
                                     -------------------------------------------------------------------------
 Net income                          $  32,862     $  34,527         $  37,386      $  34,029      $  23,331
                                     =========================================================================
 Basic income per share              $    1.59     $    1.68         $    1.72      $    1.55      $    1.10
                                     =========================================================================
 Diluted income per share            $    1.52     $    1.61         $    1.64      $    1.47      $    1.05
                                     =========================================================================

SELECTED OPERATING DATA
 Stores open at end of period              295           274               248            222            199
 Average sales per square
   foot, (gross sq. ft.)             $     279     $     309         $     334      $     344      $     300
 Average sales per store (000's)     $   1,352     $   1,482         $   1,581      $   1,603      $   1,400
 Comparable store sales change           -6.2%         -6.0%               0.9%          15.4%          18.6%

BALANCE SHEET DATA
 Working capital                     $ 176,911     $ 135,836         $ 107,582      $ 104,035      $  77,448
 Total assets                        $ 264,657     $ 230,533         $ 198,546      $ 186,113      $ 144,460
 Long term debt                           --            --                --             --             --
 Stockholders' equity                $ 233,702     $ 194,066         $ 163,260      $ 146,130      $ 107,881
-------------------------------------------------------------------------------------------------------------

(a) consists of 53 weeks
(b) In Fiscal 2000, the Company changed its method of revenue recognition for layaway sales in accordance with the guidance and interpretations provided by the SEC's SAB No. 101-Revenue Recognition.


                                                                      [BAR CODE]
                                                                          no. 11

--------------------------------------------------------------------------------
>> MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
   OPERATIONS
--------------------------------------------------------------------------------

> RESULTS OF OPERATIONS >>

The following table sets forth certain financial data expressed as a percentage of net sales and the percentage change in the dollar amount of such items compared to the prior period.


                                                  PERCENTAGE OF NET SALES                  PERCENTAGE INCREASE
                                                  FOR FISCAL YEARS ENDED                       (DECREASE)
---------------------------------------------------------------------------------------------------------------------
                                        FEBRUARY 2,      FEBRUARY 3,     JANUARY 29,           FISCAL YEAR
                                           2002             2001             2000       2000 TO 2001   1999 TO 2000
                                       ------------------------------------------------------------------------------
INCOME STATEMENT DATA
Net sales                                 100.0%           100.0%           100.0%           -1.4%            4.7%
Cost of sales (including buying,
  distribution and occupancy costs)        67.0%            66.7%            64.8%           -1.0%            7.7%
                                       ------------------------------------------------------------------------------
Gross profit                               33.0%            33.3%            35.2%           -2.4%           -0.7%
Selling expenses                           18.0%            17.7%            17.3%            0.2%            7.4%
General and administrative expenses         2.8%             2.6%             2.9%            5.5%           -5.8%
                                       ------------------------------------------------------------------------------
Income from operations                     12.2%            13.0%            15.0%           -7.5%           -9.0%
Other Income                                1.2%             1.0%              .9%           24.8%           14.7%
                                       ------------------------------------------------------------------------------
Income before income taxes                 13.4%            14.0%            15.9%           -5.2%           -7.6%
Provision for income taxes                  4.9%             5.1%             5.9%           -4.7%           -8.8%
                                       ------------------------------------------------------------------------------
Net Income                                  8.5%             8.8%            10.0%           -4.8%           -6.9%
                                       ==============================================================================

> FISCAL 2001 COMPARED TO FISCAL 2000 >>

Based upon the retail calendar, fiscal 2001 was a 52-week year compared to 53 weeks in fiscal 2000. Net sales decreased from $393.2 million in fiscal 2000 to $387.6 million in fiscal 2001, a 1.4 % decrease. Comparable store sales decreased by $22.4 million, or 6.2% for the 52 weeks ended February 2, 2002 compared to the same 52-week period in the prior year. The Company had 1.6% sales growth in fiscal 2001 that was attributable to the inclusion of a full year of operating results in fiscal 2001 for stores opened in fiscal 2000 and 4.5% from the opening of 24 new stores in fiscal 2001. The remaining 1.3% of the sales decrease came from $5.0 million in sales during the extra week of fiscal 2000.

The Company's average retail price per piece of merchandise decreased $2.11 per piece in fiscal 2001 compared to fiscal 2000, primarily due to lower price points in nearly every category, as well as, from a decline in footwear sales as a percentage of net sales. Average sales per square foot decreased 9.7% from $309 to $279.

Gross profit after buying, distribution and occupancy costs decreased $3.1 million in fiscal 2001 to $128.0 million, a 2.4% decrease. As a percentage of net sales, gross profit decreased from 33.3% in fiscal 2000 to 33.0% in fiscal 2001. The decrease was primarily attributable to higher occupancy costs partially offset by an improvement in the actual merchandise margins. Gross margin was also impacted by the increase in merchandise shrinkage which rose to 0.7% in fiscal 2001 compared to 0.6% in fiscal 2000.

Selling expenses increased from $69.6 million for fiscal 2000 to $69.8 million for fiscal 2001, a 0.2% increase. Selling expenses as a percent of net sales increased to 18.0% for fiscal 2001 from 17.7% for fiscal 2000. The increase was primarily attributable to higher sales salaries and higher travel expenses as a percentage of net sales due to a decline in leverage provided by comparable store sales.


[BAR CODE]
no. 12

General and administrative expenses increased from $10.4 million in fiscal 2000 to $10.9 million in fiscal 2001, a 5.5% increase. As a percentage of net sales, general and administrative expense increased to 2.8% for fiscal 2001 from 2.6% for fiscal 2000. Increases in general and administrative expenses, as a percentage of net sales, resulted primarily from increases in travel as well as other expense categories due to a decline in leverage provided by comparable store sales.

As a result of the above changes, the Company's income from operations decreased $3.8 million to $47.3 million for fiscal 2001, a 7.5% decrease compared to fiscal 2000. Income from operations was 12.2% as a percentage of net sales in fiscal 2001 compared to 13.0% in fiscal 2000.

Other income for fiscal 2001 increased 24.8% from fiscal 2000 to $4.8 million. The increase is primarily due to additional interest income as well as income received from state tax incentive programs compared to fiscal 2000.

Income tax expense as a percentage of pre-tax income was 36.9% in fiscal 2001 compared to 36.7% in fiscal 2000, bringing net income to $32.9 million for fiscal 2001 versus $34.5 million for fiscal 2000, a decrease of 4.8%.

>FISCAL 2000 COMPARED TO FISCAL 1999 >>

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

The Company's average retail price of merchandise decreased $1.60 per piece in fiscal 2000 compared to fiscal 1999, primarily due to lower price points in knit tops, outerwear and footwear, as well as, from the decline in footwear sales as a percentage of net sales. Footwear accounted for 14.4% of fiscal 2000 sales versus 16.6% of fiscal 1999 sales. Average sales per square foot decreased 7.5% from $334 to $309.

Gross profit after buying, distribution and occupancy costs decreased $0.9 million in fiscal 2000 to $131.1 million, a 0.7% decrease. As a percentage of net sales, gross profit decreased from 35.2% in fiscal 1999 to 33.3% in fiscal 2000. The decrease was primarily attributable to an increase in occupancy costs. A portion of the occupancy cost increase in fiscal 2000 resulted from higher depreciation costs due to the fiscal 1999 rollout of new point of sale systems to every store. Lower actual merchandise margins for fiscal 2000 compared to fiscal 1999 also contributed to the decline. Merchandise shrinkage decreased to ..6% in fiscal 2000 compared to .7% in fiscal 1999.

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

                                                                      [BAR CODE]
                                                                           no.13

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

> CRITICAL ACCOUNTING POLICIES AND ESTIMATES >>

Management's Discussion and Analysis of Financial Condition and Results of Operations are based upon The Buckle, Inc.'s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires that management make estimates and judgments that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the financial statement date, and the reported amounts of revenue and expenses during the reporting period. The Company regularly evaluates its estimates, including those related to merchandise returns, inventory, bad debts, health care costs and income taxes. Management bases its estimates on past experience and on various other factors that are thought to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company's significant accounting policies are described in Note A to the audited financial statements, with certain critical policies listed below.

1. MERCHANDISE RETURNS. The Company reserves a liability for estimated merchandise returns at the end of the period. Customer returns could potentially exceed those reserved for, reducing future net sales results.

2. INVENTORY. Inventory is valued at the lower of cost or market. Cost is determined using the average cost method and management makes estimates to reserve for obsolescence and markdowns that could effect market value, based on assumptions regarding future demand and market conditions. Such judgments may have a material impact on current and future operating results and financial position.

3. BAD DEBTS. The Company books an allowance for doubtful accounts based upon historical data and current trends. Management believes the reserve is adequate; however, customers' ability to pay could deteriorate causing actual losses to exceed those anticipated in the allowance.

4. HEALTH CARE COSTS. The Company is self-funded for health and dental claims up to $60,000 per individual, per plan year. This plan covers eligible employees and management makes estimates at period end to record a reserve for future claims. The number and amount of claims submitted could vary from the amounts reserved, effecting current and future net earnings results.

5. INCOME TAXES. The Company records a deferred tax asset for future tax benefits for difference between book and tax revenue and expense recognition. If the Company is unable to realize all or part of its deferred tax asset in the future, an adjustment would be charged to income in the period such determination was made.

[BAR CODE]
no. 14

> LIQUIDITY AND CAPITAL RESOURCES >>

The Company's primary ongoing cash requirements are for inventory, payroll, new store expansion, and remodeling. Historically, the Company's primary source of working capital has been cash flow from operations. During fiscal 2001, 2000, and 1999 the Company's cash flow from operations was $43.4 million, $47.2 million, and $40.9 million, respectively. During fiscal 2001, 2000 and 1999, the Company also used cash for repurchasing shares of the Company's common stock. In fiscal 2001, the Company purchased 79,200 shares at a cost of $1.3 million. In fiscal 2000, the Company purchased 559,200 shares at a cost of $7.3 million and 1,520,220 shares in fiscal 1999 at a cost of $24.2 million. The Company has available an unsecured line of credit of $7.5 million and a $10.0 million letter of credit for foreign and domestic letters of credit, with Wells Fargo Bank Nebraska, N.A. Borrowings under the lending arrangements provide for interest to be paid at a rate equal to the prime rate published in the Wall Street Journal on the date of the borrowings. As of February 2, 2002, the Company's working capital was $176.9 million, including $101.9 million of cash and cash equivalents.

The Company has, from time to time, borrowed against these lines of credit during periods of peak inventory build-up. There were immaterial borrowings during fiscal 2001, 2000 and fiscal 1999. The Company had no bank borrowings as of February 2, 2002.

During fiscal 2001, 2000, and 1999, the Company invested $10.3 million, $13.4 million, and $18.6 million, respectively, in new store construction, store renovation and upgrading store technology, net of any construction allowances received from landlords. The Company also spent $0.4 million, $1.3 million, and $2.8 million, in fiscal 2001, 2000, and 1999, respectively, in capital expenditures for the corporate headquarters and distribution facility. During the second quarter of fiscal 1999, the Company also purchased a second corporate aircraft at a cost of $3.6 million.

During fiscal 2002, the Company anticipates completing approximately 22 store construction projects, including approximately 12 new stores and approximately 10 stores to be remodeled and/or relocated. As of March 2002, leases for seven new stores have been signed, and leases for four additional locations are under negotiation; however, exact new store openings, remodels and relocations may vary from those anticipated. The average cost of opening a new store during fiscal 2001 was approximately $585,000, including construction costs of approximately $425,000 and inventory costs of approximately $160,000, net of payables. Management estimates that total capital expenditures during fiscal 2002 will be approximately $19.0 million, before landlord allowances, estimated to be $2.9 million. The Company believes that existing cash and cash flow from operations will be sufficient to fund current and long-term anticipated capital expenditures and working capital requirements for the next several years. However, future conditions may reduce the availability of funds based upon factors such as a decrease in demand for the Company's product, change in product mix, competitive factors and general economic conditions as well as other risks and uncertainties.

> CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS >>

As described in the notes to the Company's financial statements, Note G, as referenced in the tables which follow, the Company has contractual obligations and commercial commitments that may affect the financial condition of the Company. Based on management's review of the terms and conditions of its contractual obligations and commercial commitments, there is no known trend, demand, commitment, event or uncertainty that is reasonably likely to occur which would have a material effect on the Company's financial condition or results of operations. In addition, the commercial obligations and commitments made by the Company are customary transactions which are similar to those of other comparable retail companies.


                                                                      [BAR CODE]
                                                                          no. 15

The following tables identify the material obligations and commitments as of February 2, 2002:


                                                      PAYMENTS DUE BY PERIOD
---------------------------------------------------------------------------------------------------
Contractual Obligations                         Less than
 (dollar amounts in thousands)      Total        1 year     1-3 years    4-5 years   After 5 years
Long term debt                     $   --       $   --       $   --       $   --         $   --
Operating Leases                   $177,189     $ 26,566     $ 48,058     $ 40,596       $ 61,969
                                   --------------------------------------------------------------

Total contractual obligations      $177,189     $ 26,566     $ 48,058     $ 40,596       $ 61,969
                                   ==============================================================
---------------------------------------------------------------------------------------------------


                                                     AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
-------------------------------------------------------------------------------------------------------------
Other Commercial Commitments         Total Amounts    Less than
 (dollar amounts in thousands)         Committed       1 year      1-3 years      4-5 years    After 5 years
Lines of Credit                        $ 7,500        $ 7,500      $   --           $   --        $   --
Letters of Credit                      $10,000        $10,000      $   --           $   --        $   --
                                       --------------------------------------------------------------------

Total Commercial Commitments           $17,500        $17,500      $   --           $   --        $    --
                                       ====================================================================
-------------------------------------------------------------------------------------------------------------


> SEASONALITY AND INFLATION >>

The Company's business is seasonal, with the holiday season (from approximately November 15 to December 30) and the back-to-school season (from approximately July 15 to September 1) historically contributing the greatest volume of net sales. For fiscal years 2001, 2000, and 1999, the Christmas and back-to-school seasons accounted for an average of approximately 40% of the Company's fiscal year net sales. Although the operations of the Company are influenced by general economic conditions, the Company does not believe that inflation has had a material effect on the results of operations during the past three fiscal years. Quarterly results may vary depending on the timing and amount of sales and costs associated with the opening of new stores and the remodeling of existing stores.

> FORWARD LOOKING STATEMENTS >>

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


[BAR CODE]
no. 16

--------------------------------------------------------------------------------
>> BALANCE SHEETS
   (dollar amounts in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
ASSETS                                                                     FEBRUARY 2,    FEBRUARY 3,
                                                                             2002             2001
                                                                           --------------------------
CURRENT ASSETS:
 Cash and cash equivalents                                                 $ 101,915      $  69,155
 Investments (Note B):
  Held-to-maturity                                                            40,368         34,847
  Available-for-sale                                                             951          4,398
 Accounts receivable, net of allowance of $250 and $250, respectively          2,021          2,068
 Inventory                                                                    54,297         54,392
 Prepaid expenses and other assets (Note E)                                    7,357          6,593
                                                                           ------------------------
      Total current assets                                                   206,909        171,453
                                                                           ------------------------
PROPERTY AND EQUIPMENT  (Note C):                                            111,443        103,686
 Less accumulated depreciation and amortization                              (57,151)       (47,605)
                                                                           ------------------------
                                                                              54,292         56,081
                                                                           ------------------------
OTHER ASSETS (Notes B, E and F)                                                3,456          2,999
                                                                           ------------------------
                                                                           $ 264,657      $ 230,533
                                                                           ========================
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

 Accounts Payable                                                          $  11,133      $  13,703
 Accrued employee compensation                                                10,755         11,753
 Accrued store operating expenses                                              4,231          4,072
 Gift certificates redeemable                                                  2,482          2,199
 Income taxes payable                                                          1,397          3,890
                                                                           ------------------------
      Total current liabilities                                               29,998         35,617
                                                                           ------------------------
DEFERRED COMPENSATION (Note H)                                                   957            850
                                                                           ------------------------
      Total liabilities                                                       30,955         36,467
                                                                           ------------------------
COMMITMENTS (Notes D and G)

STOCKHOLDERS' EQUITY (Note I):
 Common stock, authorized 100,000,000 shares of $.01 par value; issued
  and outstanding; 21,115,538 and 20,378,657 shares, respectively                211            204
 Additional paid-in capital                                                   19,320         13,006
 Retained earnings                                                           214,309        181,447
 Unearned compensation - restricted stock                                       (126)          (620)
 Accumulated other comprehensive (loss) income                                   (12)            29
                                                                           ------------------------
      Total stockholders' equity                                             233,702        194,066
                                                                           ------------------------
                                                                           $ 264,657      $ 230,533
                                                                           ========================
------------------------------------------------------------------------------------------------------


See notes to financial statements.


                                                                      [BAR CODE]
                                                                          no. 17


-----------------------------------------------------------------------------------------------
>> STATEMENTS OF INCOME
   (dollar amounts in thousands, except per share amounts)
-----------------------------------------------------------------------------------------------


                                                            FISCAL YEARS ENDED
-----------------------------------------------------------------------------------------------
                                                FEBRUARY 2,     FEBRUARY 3,          JANUARY 29,
                                                   2002            2001                 2000
                                                -----------------------------------------------
SALES, Net of returns and allowances of
 $28,278, $28,203 and $26,420, respectively     $ 387,638       $  393,247           $  375,526

COST OF SALES (Including buying, distribution
 and occupancy costs)                             259,645          262,146              243,517
                                                -----------------------------------------------
       Gross profit                               127,993          131,101              132,009
                                                -----------------------------------------------
OPERATING EXPENSES:
 Selling                                           69,786           69,635               64,876
 General and administrative                        10,939           10,365               11,004
                                                -----------------------------------------------
                                                   80,725           80,000               75,880
                                                -----------------------------------------------
INCOME FROM OPERATIONS                             47,268           51,101               56,129

OTHER INCOME, Net                                   4,820            3,860                3,367
                                                -----------------------------------------------
INCOME BEFORE INCOME TAXES AND CUMULATIVE
 EFFECT OF CHANGE IN ACCOUNTING                    52,088           54,961               59,496

PROVISION FOR INCOME TAXES (Note E)                19,226           20,164               22,110
                                                -----------------------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
 ACCOUNTING                                        32,862           34,797               37,386

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING,
 net of taxes (Note A)                                  -             (270)                   -
                                                -----------------------------------------------
NET INCOME                                      $  32,862       $   34,527           $   37,386
                                                -----------------------------------------------
BASIC INCOME PER SHARE (Note J):
 Income before cumulative effect of change in
  accounting                                    $    1.59       $     1.69           $     1.72

 Cumulative effect of change in accounting,
  net of taxes                                          -            (0.01)                   -
                                                -----------------------------------------------
 Net income                                     $    1.59       $     1.68           $     1.72
                                                -----------------------------------------------
DILUTED INCOME PER SHARE (Note J):
 Income before cumulative effect of change in
  accounting                                    $    1.52       $     1.63           $     1.64
 Cumulative effect of change in accounting,
  net of taxes                                          -            (0.02)                   -
                                                -----------------------------------------------
 Net income                                     $    1.52       $     1.61           $     1.64
                                                -----------------------------------------------

See notes to financial statements.

[BAR CODE]
no. 18

--------------------------------------------------------------------------------
>> STATEMENTS OF STOCKHOLDERS' EQUITY
   (dollar amounts in thousands)
--------------------------------------------------------------------------------



                                                                                              ACCUMULATED
                                                                                                 OTHER
                                                         ADDITIONAL                          COMPREHENSIVE
                                            COMMON        PAID-IN     RETAINED    UNEARNED      INCOME                COMPREHENSIVE
                                             STOCK        CAPITAL     EARNINGS  COMPENSATION     (LOSS)      TOTAL       INCOME
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, January 30, 1999                  $     220    $  37,431     $109,534   $  (1,055)   $    --       $146,130
 Comprehensive income:
   Net income                                   --           --         37,386        --           --         37,386    $  37,386
   Unrealized loss on available-for-sale
   securities, net of taxes of $125             --           --           --          --           (207)        (207)        (207)
                                                                                                                        ---------
       Total comprehensive income                                                                                       $  37,179
                                                                                                                        =========
 Common stock (199,812 shares)
   issued on exercise of stock options             1        1,075         --          --           --          1,076
 Restricted stock issuance
   (77,636 shares)                                 1        1,755         --          --           --          1,756
 Amortization of restricted stock
   issuance                                     --           --           --           264         --            264
 Common stock (1,520,220 shares)
   purchased and retired                         (15)     (24,228)        --          --           --        (24,243)
 Tax benefit related to exercise of
   employee stock options                       --          1,098         --          --           --          1,098

                                            --------------------------------------------------------------------------------------
BALANCE, January 29, 2000                        207       17,131      146,920        (791)        (207)     163,260
 Comprehensive income:
   Net income                                   --           --         34,527        --           --         34,527    $  34,527
   Unrealized gain on available-for-sale
    securities, net of taxes of $142            --           --           --          --            236          236          236
                                                                                                                        ---------
       Total comprehensive income                                                                                       $  34,763
                                                                                                                        =========
 Common stock (197,036 shares)
   issued on exercise of stock options             2        1,485         --          --           --          1,487
 Restricted stock issuance
   (14,792 shares)                                 1          255         --          --           --            256
 Amortization of restricted stock
   issuance                                     --           --           --           171         --            171
 Common stock (559,200 shares)
   purchased and retired                          (6)      (7,299)        --          --           --         (7,305)
 Tax benefit related to exercise of
   employee stock options                       --          1,434         --          --           --          1,434
                                            --------------------------------------------------------------------------------------
BALANCE, February 3, 2001                        204       13,006      181,447        (620)          29      194,066
Comprehensive income:
   Net income                                   --           --         32,862        --           --         32,862    $  32,862
   Unrealized loss on available-for-sale
    securities, net of taxes of $24             --           --           --          --            (41)         (41)         (41)
                                                                                                                        ---------
       Total comprehensive income                                                                                       $  32,821
                                                                                                                        =========
 Common stock (869,272 shares)
   issued on exercise of stock options             9        3,900          --         --            --         3,909
 Amortization of restricted stock
   issuance                                     --           --            --          126          --           126
 Forfeited restricted stock (53,191 shares)      (1)       (1,113)         --          368          --          (746)
 Common stock (79,200 shares)
  purchased and retired                          (1)       (1,280)         --         --            --        (1,281)
 Tax benefit related to exercise of
   employee stock options                       --          4,807          --         --            --         4,807
                                            ------------------------------------------------------------------------------------
BALANCE, February 2, 2002                   $    211    $  19,320     $214,309   $    (126)   $     (12)    $233,702
                                            ====================================================================================
See notes to financial statements.


                                                                     [BAR CODE]
                                                                         no. 19

--------------------------------------------------------------------------------
>> STATEMENTS OF CASH FLOWS
   (dollar amounts in thousands)
--------------------------------------------------------------------------------


                                                                           FISCAL YEARS ENDED
---------------------------------------------------------------------------------------------------------
                                                                 FEBRUARY 2,   FEBRUARY 3,    JANUARY 29,
                                                                    2002          2001           2000
                                                                 ----------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                      $  32,862      $  34,527      $  37,386
 Adjustments to reconcile net income to net cash flows
  from operating activities:
    Depreciation                                                    12,007         11,696          9,624
    Amortization of unearned compensation - restricted stock           126            171            264
    Forfeiture of restricted stock                                    (746)          --             --
    Deferred taxes                                                    (307)          (296)          (545)
    Loss on disposal of assets                                         512            455            902
    Cumulative effect of change in accounting, net of taxes           --              270            --
    Changes in operating assets and liabilities:
     Accounts receivable                                                47           (238)           550
     Inventory                                                          95          1,693         (5,634)
     Prepaid expenses                                                 (459)        (3,029)         1,331
     Accounts payable                                               (2,570)        (2,470)        (1,044)
     Accrued employee compensation                                    (998)           337         (2,576)
     Accrued store operating expenses                                  159            581            174
     Gift certificates redeemable                                      283            274            332
     Deferred compensation                                             107            408            442
     Income taxes payable                                            2,314          2,822           (269)
                                                                 ----------------------------------------
       Net cash flows from operating activities                     43,432         47,201         40,937
                                                                 ----------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment                                (10,734)       (14,690)       (24,963)
 Proceeds from sale of property and equipment                            4             25            113
 (Increase) decrease in other assets                                  (431)          (261)           580
 Purchase of investments                                           (21,973)       (19,551)       (33,150)
 Proceeds from maturities of investments                            19,834         25,044         15,150
                                                                 ----------------------------------------
       Net cash flows from investing activities                    (13,300)        (9,433)       (42,270)
                                                                 ----------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from the exercise of stock options                         3,909          1,487          1,076
 Purchases of common stock                                          (1,281)        (7,305)       (24,243)
                                                                 ----------------------------------------
       Net cash flows from financing activities                      2,628         (5,818)       (23,167)
                                                                 ----------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                32,760         31,950        (24,500)

CASH AND CASH EQUIVALENTS, Beginning of year                        69,155         37,205         61,705
                                                                 ----------------------------------------
CASH AND CASH EQUIVALENTS, End of year                           $ 101,915      $  69,155      $  37,205
                                                                 =======================================


See notes to financial statements.


[BAR CODE]
no. 20

--------------------------------------------------------------------------------
>> NOTES TO FINANCIAL STATEMENTS
   (dollar amounts in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

> A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

>FISCAL YEAR >> The Buckle, Inc. (the Company) has its fiscal year end on the Saturday nearest January 31. All references in these financial statements to fiscal years are to the calendar year in which the fiscal year begins. Fiscal 2000 represents the 53-week period ended February 3, 2001 and fiscal 2001 and 1999 represent the 52-week periods ended February 2, 2002 and January 29, 2000, respectively.

> NATURE OF OPERATIONS >> The Company is a retailer of medium to better priced casual apparel, footwear and accessories for fashion conscious young men and women operating 295 stores located in 37 states throughout the central, northwestern and southern regions of the United States, as of February 2, 2002.

During fiscal 2001, the Company opened twenty-four new stores, substantially renovated eight stores and closed three stores. During fiscal 2000, the Company opened twenty-eight new stores, substantially renovated eleven stores, and closed two stores. During fiscal 1999, the Company opened twenty-seven new stores, substantially renovated ten stores, and closed one store.

> REVENUE RECOGNITION >> The Company operates on a cash and carry basis, so revenue is recognized at the time of sale. Merchandise returns are estimated and accrued at the end of the period.

> INVESTMENTS >> The Company accounts for investments in accordance with Statement of Financial Accounting Standards Board (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Held-to-maturity securities are carried at amortized cost. Available-for-sale securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity (net of the effect of income taxes) until they are sold. Trading securities are reported at fair value, with unrealized gains and losses included in earnings.

> INVENTORIES >> Inventories are stated at the lower of cost or market. Cost is determined on the average cost method.

> DEPRECIATION AND AMORTIZATION >> Property and equipment are stated on the basis of historical cost. Depreciation is provided using a combination of accelerated and straight-line methods based upon the estimated useful lives of the assets. The majority of the property and equipment have useful lives of five to ten years with the exception of buildings, which have estimated useful lives of 31.5 to 39 years.

> CASH EQUIVALENTS >> For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less when purchased to be cash equivalents.

> PRE-OPENING EXPENSES >> Costs related to opening new stores are expensed as incurred.

> ADVERTISING COSTS >> Advertising costs are expensed as incurred and amounted to $3,706, $3,985 and $4,150 for fiscal years 2001, 2000 and 1999, respectively.

> STOCK-BASED COMPENSATION >> The Company accounts for its stock-based compensation under provisions of Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees (APB 25).

> FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATIONS >> Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily cash, investments and accounts receivable. The Company

                                                                      [BAR CODE]
                                                                          no. 21
places its investments primarily in tax-free municipal bonds or U.S. Treasury securities with short-term maturities, and limits the amount of credit exposure to any one entity. Concentrations of credit risk with respect to accounts receivable are limited due to the nature of the Company's receivables; which include employee receivables, which can be offset against future compensation. The Company's financial instruments have a fair value approximating the carrying value.

> EARNINGS PER SHARE >> Basic earnings per share data are based on the weighted average outstanding common shares during the period. Diluted earnings per share data are based on the weighted average outstanding common shares and the effect of all dilutive potential common shares, including stock options.

> USE OF ESTIMATES >> The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

> COMPREHENSIVE INCOME >> Comprehensive income consists of net income and unrealized gains and losses on available-for-sale securities. Unrealized gains and losses on the Company's available-for-sale securities are included in accumulated other comprehensive income (loss) and are separately included as a component of stock holders' equity, net of related income taxes.

> ACCOUNTING PRONOUNCEMENTS >> Effective at the beginning of fiscal 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The adoption of SFAS No. 133 did not have a significant impact on the financial position, results of operations, or cash flows of the Company.

In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. These standards establish accounting and reporting for business combinations. SFAS No. 141 requires all business combinations entered into subsequent to June 30, 2001 to be accounted for using the purchase method of accounting. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment on an annual basis. SFAS No. 142 is effective for the Company beginning February 3, 2002. The Company does not believe the adoption of SFAS No.'s 141 and 142 will have a significant impact on the financial position, results of operations, or cash flows for the Company.

In June 2001, the FASB approved the issuance of SFAS No. 143, Accounting for Asset Retirement Obligations. This Statement addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for the Company beginning February 2, 2003. The Company does not believe the adoption of SFAS No. 143 will have a significant impact on the financial position, results of operations, or cash flows of the Company.

In August 2001, the FASB approved the issuance of SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets. This Statement replaces SFAS No. 121, Accounting for Impairment or Disposal of Long-Lived Assets, and replaces the provisions of APB Opinion No. 30, Reporting the Results of


[BAR CODE]
no. 22

--------------------------------------------------------------------------------
>> NOTES TO FINANCIAL STATEMENTS
   (dollar amounts in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

Operations-Reporting the Effects of Disposal of a Segment of a Business for the disposal of segments of a business. The Statement develops one accounting model for long-lived assets to be disposed of by sale and broadens the reporting of discontinued operations. SFAS No. 144 is effective for the Company beginning February 3, 2002. The Company does not believe the adoption of SFAS No. 144 will have a significant impact on the financial position, results of operations, or cash flows of the Company.

> CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING >> On January 30, 2000, the Company changed its revenue recognition policy related to layaway sales in accordance with the guidance and interpretations provided by the SEC's Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition. This SAB affected the Company's recognition of layaway sales, which requires recognition of revenue from sales made under its layaway program upon delivery of the merchandise to the customer. In the first quarter of fiscal 2000, the Company recorded a $270 cumulative effect adjustment for the change in this accounting principle in accordance with APB Opinion No. 20, Accounting Changes. If SAB No. 101 had been adopted prior to fiscal 2000, the net income for fiscal 1999 would have been $37,408, versus the $37,386 as reported.

> RECLASSIFICATION >> Certain reclassifications have been made to 2000 balances to conform to the 2001 presentation.

> B. INVESTMENTS

The following is a summary of investments as of February 3, 2002:

                                               GROSS       GROSS      ESTIMATED
                                 AMORTIZED   UNREALIZED  UNREALIZED      FAIR
                                   COST        GAINS       LOSSES       VALUE
--------------------------------------------------------------------------------
Available-for-Sale Securities:
 U.S. corporate securities       $    970   $     11    $    (30)    $    951
                                 ===============================================
Held-to-Maturity Securities:
 State and municipal bonds       $ 37,823   $    572    $   (125)    $ 38,270
 U.S. corporate bonds                 248         --          (3)         245
 U.S. treasuries                    2,297          2         (25)       2,274
                                 -----------------------------------------------
                                 $ 40,368   $    574    $   (153)    $ 40,789
                                 ===============================================
Trading Securities:
 Mutual funds                    $  1,190   $     --    $   (233)    $    957
                                 ===============================================



                                                                      [BAR CODE]
                                                                          no. 23

The following is a summary of investments as of February 3, 2001:


                                                               GROSS             GROSS            ESTIMATED
                                               AMORTIZED     UNREALIZED        UNREALIZED            FAIR
                                                 COST          GAINS             LOSSES             VALUE
-----------------------------------------------------------------------------------------------------------
  Available-for-Sale Securities:
   U.S. corporate securities                  $  4,352        $    46           $     --           $  4,398
                                              =============================================================
  Held-to-Maturity Securities:
   State and municipal bonds                  $ 33,685        $   290           $   (210)          $ 33,765
   U.S. corporate bonds                          1,017              2                (11)             1,008
   U.S. treasuries                                 145             --                 --                145
                                              -------------------------------------------------------------
                                              $ 34,847        $   292           $   (221)          $ 34,918
                                              =============================================================
  Trading Securities:
   Mutual funds                               $    926        $    --           $    (76)          $    850
                                              =============================================================

Trading securities have been classified in other assets. These trading securities are held in a Rabbi Trust and are intended to fund the Company's deferred compensation plan (See Note H).

> C. PROPERTY AND EQUIPMENT

A summary of the cost of property and equipment follows:

-----------------------------------------------------------------

                                     FEBRUARY 2,      FEBRUARY 3,
                                        2002             2001
                                   ------------------------------

Land                               $     917          $     917
Buildings and improvements             8,436              8,343
Office equipment                       2,969              2,791
Transportation equipment               7,758              7,758
Leasehold improvements                39,060             35,452
Furniture and fixtures                47,269             43,022
Shipping/receiving equipment           4,191              4,152
Screenprinting equipment                 102                102
Construction-in-progress                 741              1,149
                                   -----------------------------
                                   $ 111,443           $ 103,686
                                   =============================

-----------------------------------------------------------------


[BAR CODE]
no. 24

--------------------------------------------------------------------------------
>> NOTES TO FINANCIAL STATEMENTS
   (dollar amounts in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

> D. FINANCING ARRANGEMENTS

The Company has available an unsecured line of credit of $7.5 million and a $10 million letter of credit facility. Borrowings under the line of credit and letter of credit provide for interest to be paid at a rate equal to the prime rate published in The Wall Street Journal on the date of the borrowings. There were no bank borrowings at February 2, 2002 and February 3, 2001. There were immaterial bank borrowings during fiscal 2001, 2000 and 1999. The Company had outstanding letters of credit totaling $621 and $857 at February 2, 2002 and February 3, 2001, respectively.

> E. INCOME TAXES

The provision for income taxes consists of:

                                                        FISCAL YEAR
--------------------------------------------------------------------------------
                                               2001         2000         1999
                                             -----------------------------------
 Current:
   Federal                                   $ 16,214    $ 17,454     $ 19,247
   State                                        3,319       3,006        3,408
   Deferred                                      (307)       (296)        (545)
                                             -----------------------------------
 Total                                       $ 19,226    $ 20,164     $ 22,110
                                             ===================================

Total tax expense for the year varies from the amount which would be provided by applying the statutory income tax rate to earnings before income taxes. The major reasons for this difference (expressed as a percent of pre-tax income) are as follows:

                                                        FISCAL YEAR
--------------------------------------------------------------------------------
                                               2001         2000         1999
                                             -----------------------------------

Statutory rate                                   35.0%       35.0%        35.0%
State income tax effect                           4.3         3.9          4.3
Tax exempt interest income                       (2.5)       (1.8)        (1.8)
Expenses not deductible                           0.1         0.1          0.1
Benefits of state tax credits                      --        (0.5)        (0.4)
                                             -----------------------------------
Effective tax rate                               36.9%       36.7%        37.2%
                                             ===================================

                                                                      [BAR CODE]
                                                                         no.  25

Deferred tax assets and liabilities are comprised of the following:

--------------------------------------------------------------------------------
                                                   FEBRUARY 2,       FEBRUARY 3,
                                                      2002              2001
                                                   -----------------------------
 Deferred tax assets (liabilities):
  Stock-based compensation                         $   974            $ 1,406
  Inventory                                            927                850
  Accrued employee compensation                        468                420
  Property and equipment                               357                 74
  Accrued store operating costs                        320                 45
  Gift certificates redeemable                         133                121
  Allowance for doubtful accounts                       94                 94
  Unrealized loss on trading securities                 88                 44
  Unrealized loss (gain) on available-for-sale
    securities                                           7                (17)
                                                   -----------------------------
                                                   $ 3,368            $ 3,037
                                                   =============================

At February 2, 2002 and February 3, 2001, respectively, the net current deferred tax assets of $2,144 and $1,839 are classified in prepaid expenses and other assets and the net noncurrent deferred tax assets of $1,224 and $1,198 are classified in other assets.

Cash paid for income taxes was $17,449, $17,187 and $19,814 in fiscal years 2001, 2000 and 1999, respectively.

> F. RELATED PARTY TRANSACTIONS

Included in other assets is a note receivable of $795 and $765 at February 2, 2002 and February 3, 2001, respectively, from a life insurance trust fund controlled by the Company's Chairman. The note is secured by a life insurance policy on the Chairman.

> G. LEASE COMMITMENTS

The Company conducts its operations in leased facilities under numerous noncancellable operating leases expiring at various dates through 2014. Most of the Company's stores have lease terms of approximately ten years and generally do not contain renewal options. Operating lease base rental expense for fiscal 2001, 2000 and 1999 was $25,650, $22,326 and $18,710, respectively. Most of the rental payments are based on a minimum annual rental plus a percentage of sales in excess of a specified amount. Percentage rents for fiscal 2001, 2000 and 1999 were $821, $1,268 and $2,318, respectively. Total future minimum rental commitments under these operating leases are as follows:

FISCAL YEAR
---------------------------------------------------------
2002                                       $   26,566
2003                                           25,219
2004                                           22,839
2005                                           21,278
2006                                           19,318
Thereafter                                     61,969
                                           ----------
Total minimum payments required            $  177,189
                                           ==========
---------------------------------------------------------

[BAR CODE]
no.  26

--------------------------------------------------------------------------------
>> NOTES TO FINANCIAL STATEMENTS
   (dollar amounts in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

> H. EMPLOYEE BENEFITS

The Company has a 401(k) profit sharing plan covering all eligible employees who desire to participate. Contributions to the plan are based upon the amount of the employees' deferrals and the employer's matching formula. The Company may contribute to the plan at its discretion. The total expense under the profit sharing plan was $561, $550 and $601 for fiscal years 2001, 2000 and 1999, respectively.

During fiscal 1999, the Company established The Buckle, Inc. Deferred Compensation Plan. The plan covers the Company's executive officers. The plan is funded by participant contributions and a specified annual Company matching contribution not to exceed 6% of the participant's compensation. The Company's contributions were $65, $110 and $182 for fiscal years 2001, 2000 and 1999, respectively.

> I. STOCK-BASED COMPENSATION

The Company has several stock option plans that provide for granting of options to purchase common stock to designated employees, officers and directors. The options may be in the form of incentive stock options or nonqualified stock options, and are granted at fair market value on the date of grant. The options generally expire ten years from the date of grant. At February 2, 2002, 259,218 shares of common stock were available for grant under the various option plans of which no shares were available to executive officers of the Company.

The Company granted 75,000 shares of restricted common stock in December 1997 with an aggregate market value of $1,550 at fiscal 1997 year end. Unearned compensation equivalent to the market value of the shares at the date of grant was charged to stockholders' equity. Such unearned compensation is being amortized into compensation expense over a five year period, at which time the shares will fully vest. Due to officers terminating their employment with the Company in 2001 prior to the vesting of the restricted common stock awarded pursuant to this plan, unearned compensation was reduced $368 and compensation expense was reduced $325 in fiscal 2001 for previously amortized compensation expense.

Pursuant to the 1998 Management Incentive Plan, compensation expense of $256 associated with the fiscal 1999 bonus was recorded as accrued employee compensation at January 29, 2000. During fiscal year 2000, the Company granted 14,792 shares of restricted common stock related to this amount upon approval of the Board of Directors. There was no stock compensation expense for the years ended February 2, 2002 or February 3, 2001. Due to officers terminating their employment with the Company in 2001 prior to the full vesting of the restricted common stock awarded pursuant to this plan, compensation expense was reduced $421 in fiscal 2001 for previously recognized compensation expense.

The Company accounts for its stock-based compensation under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB Opinion No. 25), which utilizes the intrinsic value method. Compensation cost related to stock-based compensation was $126, $171 and $519 for the fiscal years ended 2001, 2000 and 1999, respectively.

If compensation cost for the Company's stock-based compensation plan had been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated as follows:

                                                                      [BAR CODE]
                                                                          no. 27

--------------------------------------------------------------------------------
                                               2001       2000         1999
                            ----------------------------------------------------
Net income                   As reported     $32,862      $34,527      $37,386
                             Pro forma       $29,236      $30,641      $31,854

Basic income per share       As reported     $  1.59      $  1.68      $  1.72
                             Pro forma       $  1.41      $  1.49      $  1.46

Diluted income per share     As reported     $  1.52      $  1.61      $  1.64
                             Pro forma       $  1.35      $  1.43      $  1.40
--------------------------------------------------------------------------------

The weighted average fair value of options granted during the year under the SFAS No. 123 methodology was $13.76, $12.39 and $17.87 per option for fiscal 2001, 2000 and 1999, respectively. The fair value of options granted under the Plans was estimated at the date of grant using a binomial option pricing model with the following assumptions:


----------------------------------------------------------------------------
                                    2001          2000             1999
                                 -------------------------------------------
Risk-free interest rate           5.00%        6.00%            6.00%
Dividend yield                    0.00%        0.00%            0.00%
Expected volatility               54.0%        60.0%            60.0%
Expected life (years)              7.0 years    6.0 years         6.0 years
----------------------------------------------------------------------------

A summary of the Company's stock-based compensation activity related to stock options for the last three fiscal years is as follows:


-----------------------------------------------------------------------------------------------------------
                                       2001                       2000                        1999
-----------------------------------------------------------------------------------------------------------
                                              WEIGHTED                  WEIGHTED                  WEIGHTED
                                              AVERAGE                    AVERAGE                   AVERAGE
                                             EXERCISE                   EXERCISE                  EXERCISE
                                 NUMBER       PRICE        NUMBER        PRICE        NUMBER       PRICE
Outstanding - beginning
 of year                       4,421,641      $13.54      4,163,380      $13.01      3,905,746      $11.09
Granted                          447,040       19.73        500,375       16.00        483,540       26.05
Expired/terminated              (592,274)      21.36        (45,078)      23.94        (26,094)      26.37
Exercised                       (869,272)       4.50       (197,036)       7.55       (199,812)       5.38
                               ---------------------------------------------------------------------------
Outstanding - end of year      3,407,135      $15.29      4,421,641      $13.54      4,163,380      $13.01
                               ===========================================================================

-----------------------------------------------------------------------------------------------------------



[BAR CODE]
no. 28

--------------------------------------------------------------------------------
>> NOTES TO FINANCIAL STATEMENTS
   (dollar amounts in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

There were 2,011,127; 2,765,205; and 2,743,868 options exercisable at February 2, 2002, February 3, 2001 and January 29, 2000, respectively.

The following table summarizes information about stock options outstanding as of February 2, 2002:

------------------------------------------------------------------------------------------------------------
                                  OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
------------------------------------------------------------------------------------------------------------
                                                WEIGHTED
                                                AVERAGE           WEIGHTED                        WEIGHTED
                                               REMAINING          AVERAGE                         AVERAGE
        RANGE OF              NUMBER          CONTRACTUAL        EXERCISE        NUMBER          EXERCISE
     EXERCISE PRICES        OUTSTANDING           LIFE             PRICE       EXERCISABLE        PRICE
 $  4.167    $  4.750          236,375           3.00 years      $   4.59         236,375        $  4.59
    4.958       5.583          217,575           2.00                5.42         217,575           5.42
    6.000       6.667          298,303           3.81                6.32         298,303           6.32
    8.500       9.292          747,114           3.08                9.13         747,114           9.13
   11.500      17.010          406,593           8.20               16.44          30,296          16.54
   17.188      23.250        1,102,595           6.92               20.95         382,584          21.84
   26.750      34.083          398,580           6.80               28.48          98,880          33.72
                             ---------------------------------------------------------------------------
                             3,407,135           5.36            $  15.29       2,011,127        $ 11.59
                             ===========================================================================
------------------------------------------------------------------------------------------------------------



> J. EARNINGS PER SHARE

The following table provides a reconciliation between basic and diluted earnings per share (amounts in thousands except per share amounts):


---------------------------------------------------------------------------------------------------------------------------
                                    2001                                 2000                            1999
---------------------------------------------------------------------------------------------------------------------------
                                   WEIGHTED    PER                   WEIGHTED     PER                     WEIGHTED    PER
                                   AVERAGE    SHARE                   AVERAGE    SHARE                    AVERAGE    SHARE
                       INCOME       SHARES    AMOUNT      INCOME      SHARES     AMOUNT      INCOME       SHARES     AMOUNT
BASIC EPS
 Net income            $32,862      20,733     $1.59      $34,527      20,540     $1.68      $37,386      21,777     $1.72

EFFECT OF DILUTIVE
 SECURITIES
  Stock Options           --           853     (0.07)        --           851     (0.07)        --         1,076     (0.08)
                       ---------------------------------------------------------------------------------------------------
DILUTED EPS            $32,862      21,586     $1.52      $34,527      21,391     $1.61      $37,386      22,853     $1.64
                       ===================================================================================================

                                                                      [BAR CODE]
                                                                          no. 29

Options to purchase 1,403,250, 1,982,233 and 977,288 shares of common stock in fiscal 2001, 2000 and 1999, respectively, are not included in the computation of diluted earnings per share because the options would be considered anti-dilutive.

> K. SEGMENT INFORMATION

The Company is a retailer of medium to better priced casual apparel, footwear and accessories. The Company operates 295 stores located in 37 states throughout the central, northwestern and southern regions of the United States at February 2, 2002. The Company operates their business as one reportable industry segment.

The following is information regarding the Company's major product lines and are stated as a percentage of the Company's net sales:


                                          PERCENTAGE OF NET SALES
------------------------------------------------------------------------
                                                         FISCAL YEAR
                                   -------------------------------------
MERCHANDISE GROUP                   2001             2000          1999

Denims                              28.8%            26.6%         25.0%
Slacks/Casual Bottoms                5.0              5.4           4.3
Tops (including sweaters)           33.5             32.2          34.0
Sportswear/Fashion Clothes           5.7              6.5           7.8
Outerwear                            2.9              3.3           2.7
Accessories                         11.0              9.1           7.1
Footwear                            11.8             14.4          16.6
Little Guys/Gals                     1.0              2.2           2.4
Other                                0.3              0.3           0.1
                                   ------------------------------------
                                   100.0%           100.0%        100.0%
                                   ====================================
-------------------------------------------------------------------------


[BAR CODE]
no. 30

--------------------------------------------------------------------------------
>> NOTES TO FINANCIAL STATEMENTS
   (dollar amounts in thousands, except share and per share amounts)
--------------------------------------------------------------------------------

> L. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial information for fiscal 2001 and 2000 are as follows:


                                                           QUARTER
------------------------------------------------------------------------------------------
FISCAL 2001                                FIRST        SECOND       THIRD        FOURTH
Net sales                                 $ 76,439     $ 78,596     $111,142     $121,461
Gross profit                              $ 22,853     $ 22,185     $ 38,730     $ 44,225
Net income                                $  4,239     $  3,909     $ 11,021     $ 13,693
Basic income per share                    $   0.21     $   0.19     $   0.53     $   0.65
Diluted income per share                  $   0.20     $   0.18     $   0.51     $   0.63
------------------------------------------------------------------------------------------



                                                                  QUARTER
---------------------------------------------------------------------------------------------------
FISCAL 2000                                 FIRST        SECOND         THIRD           FOURTH
Net sales                               $    78,501    $    77,111    $   114,161     $   123,474
Gross profit                            $    23,931    $    22,117    $    39,818     $    45,235
Income before cumulative effect of
 change in accounting                   $     4,866    $     3,770    $    11,605     $    14,556
Net income                              $     4,596    $     3,770    $    11,605     $    14,556
Basic income per share:
 Income before cumulative effect of
  change in accounting                  $      0.24    $      0.18    $      0.56     $      0.71
 Net income                             $      0.22    $      0.18    $      0.56     $      0.71
Diluted income per share:
 Income before cumulative effect of
  change in accounting                  $      0.23    $      0.18    $      0.54     $      0.68
 Net income                             $      0.21    $      0.18    $      0.54     $      0.68
---------------------------------------------------------------------------------------------------


Basic and diluted shares outstanding are computed independently for each of the quarters presented and, therefore, may not sum to the totals for the year.


                                                                      [BAR CODE]
                                                                          no. 31

--------------------------------------------------------------------------------
>> INDEPENDENT AUDITOR'S REPORT
--------------------------------------------------------------------------------



To the Board of Directors and Stockholders of The Buckle, Inc.
Kearney, Nebraska

We have audited the accompanying balance sheets of The Buckle, Inc. (the Company), as of February 2, 2002 and February 3, 2001, and the related statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended February 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of The Buckle, Inc. as of February 2, 2002 and February 3, 2001, and the results of its operations and its cash flows for each of the three fiscal years in the period ended February 2, 2002, in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Omaha, Nebraska
March 4, 2002


[BAR CODE]
no. 32