Form 10-K, Exhibit 13
period 2003-02-01
BUCKLE INC
filed 2003-04-21
CIK 885245

                                                          [THE BUCKLE INC. LOGO]

[GRAPHIC]


                                             BUCKLE  >>  ANNUAL REPORT  >>  2002

>> STOCK PRICES BY QUARTER >

The Company's common stock trades on the New York Stock Exchange under the symbol BKE. The Company did not pay any cash dividends in fiscal 2002, 2001 or 2000, and has no current plans for cash dividend payments.

The number of record holders of the Company's common stock as of March 24, 2003 was 404. Based upon information from the principal market makers, the Company believes there are more than 3,000 beneficial owners. The last reported sales price of the Company's common stock on March 24, 2003 was $18.00.

The following table lists the Company's quarterly market range for fiscal years 2002, 2001 and 2000.

                               2002                 2001                2000
------------------------------------------------------------------------------------
QUARTER                   HIGH       LOW       HIGH       LOW      HIGH       LOW
First                     24.90     20.05      21.55     16.89     17.19     12.38
Second                    25.46     20.40      20.59     17.30     14.44     10.81
Third                     22.30     15.72      20.48     14.59     16.38     11.19
Fourth                    20.35     16.46      22.50     17.41     21.13     15.00
------------------------------------------------------------------------------------

> CORPORATE INFORMATION

Date Founded
1948

Number of Employees
5,800

Stock Transfer Agent & Registrar
UMB Bank, n.a.
P.O. Box 419226
Kansas City, Missouri  64141-6226
(816) 860-7000

Stock Exchange Listing
New York Stock Exchange
Trading Symbol:  BKE

Independent Public Accountants
Deloitte & Touche, LLP
Omaha, Nebraska

Annual Meeting
The Annual Meeting of Shareholders is scheduled for 10:00 a.m. Thursday, May 29, 2003, at the Holiday Inn Kearney, Nebraska

Form 10-K
A copy of the 10-K is available to shareholders without charge upon written request to:
Karen B. Rhoads, Vice President of Finance
The Buckle, Inc.
P.O. Box 1480
Kearney, Nebraska  68848-1480

Trademarks
BUCKLE, THE BUCKLE, BKLE, RECLAIM and BKE are trademarks of The Buckle, Inc., which is registered in the United States.

> BOARD OF DIRECTORS

Daniel J. Hirschfeld
Chairman of the Board

Dennis H. Nelson
President & Chief Executive
Officer

Karen B. Rhoads
Vice President of Finance,
Treasurer & Chief
Financial Officer

Ralph M. Tysdal
Owner of McDonald's
restaurant franchises

Bill L. Fairfield
Chairman, DreamField
Capital Ventures

William D. Orr

Robert E. Campbell
President, Miller & Paine
Director of Development,
Madonna Foundation

Bruce L. Hoberman
Chief Executive Officer,
Proxibid, Inc.

David A. Roehr
President, Cabela's, Inc.

James E. Shada
Executive Vice President
of Sales

> EXECUTIVE OFFICERS

Dennis H. Nelson
President & Chief Executive
Officer

Karen B. Rhoads
Vice President of Finance,
Treasurer & Chief
Financial Officer

James E. Shada
Executive Vice President
of Sales

Kari G. Smith
Vice President of Sales

Kyle L. Hanson
Corporate Secretary & General
Counsel

Brett P. Milkie
Vice President of Leasing

Patricia K. Whisler
Vice President of Women's
Merchandising

 > > FINANCIAL HIGHLIGHTS >
    (dollar amounts in thousands, except per share and selected operating data)


                                                    FEBRUARY 1,           FEBRUARY 2,           FEBRUARY 3,
                                                       2003                  2002                  2001
===========================================================================================================
INCOME STATEMENT DATA
Net sales                                            $401,060              $387,638              $393,247
Income before income taxes                             50,492                52,088                54,961
Income taxes                                           18,428                19,226                20,164
Net income before cumulative effect
of change in accounting                              $ 32,064              $ 32,862              $ 34,797
Diluted income per share                             $   1.47              $   1.52              $   1.61
Net income as a percentage of net sales                   8.0%                  8.5%                  8.8%


BALANCE SHEET DATA
Working capital                                      $143,952              $145,312              $115,148
Total assets                                         $299,800              $264,657              $230,533
Long term debt                                           --                    --                    --
Stockholders' equity                                 $264,672              $233,702              $194,066


SELECTED OPERATING DATA
Number of stores open at year end                         304                   295                   274
Average sales per square foot                        $    274              $    279              $    309
Average sales per store (000's)                      $  1,334              $  1,352              $  1,482
Comparable store sales change                            -0.5%                 -6.2%                 -6.0%
-----------------------------------------------------------------------------------------------------------


                                     [MAP]


* CORPORATE HEADQUARTERS

o NEVADA WILL BE ADDED AS A NEW STATE IN 2003

310 STORES IN 37 STATES, AS OF MAY 1, 2003

                                                                     BUCKLE >> 1

[THE BUCKLE, INC. LOGO]   FOCUSED > SHAREHOLDER LETTER


 >>  SUCCESS > LEADERSHIP > VISION



> During fiscal 2002, the Buckle's sales grew to a new record high of $401.1 MILLION, up 3.5% from fiscal 2001. Our net income for fiscal 2002 was $32.1 MILLION, $1.47 per share on a diluted basis. These results were down $0.8 million or 2.4% compared to fiscal 2001. Our average store's sales were $1.3 MILLION and our sales per square foot were $274. In the challenging fiscal 2002 retail environment, we achieved a net income to sales percentage of 8%, compared to 8.5% in the prior year. The Buckle's balance sheet is strong, with working capital of $144 MILLION and stockholders' equity at $264.7 MILLION.

MORE BUCKLE 2002 HIGHLIGHTS:
> Opened 11 new stores and remodeled eight. Closed two stores after holiday to end the year with 304 stores in 37 states

> Unveiled our new store design and corporate logo. Finished fiscal 2002 with 15 stores showcasing the new look - eight new stores and seven remodeled stores

> Grew denim sales by 18%, accounting for nearly 33% of fiscal 2002 net sales

> Repurchased 119,125 shares of Buckle stock at an average price of $16.64

> Increased cash and investments to $162 million as of February 1, 2003

> Launched a new website and continued to market our stores and brand image, while enhancing the online shopping experience.

We remain focused on our MISSION STATEMENT: TO CREATE THE MOST ENJOYABLE SHOPPING EXPERIENCE POSSIBLE FOR OUR GUESTS. We accomplish this by positioning the Buckle as a unique specialty retailer, with an emphasis on quality merchandise and outstanding customer service.

Expertise is one of our many strengths. Our top five merchandisers have a combined 110 years of Buckle experience. This knowledge, partnered with strong vendor relationships, provides a great advantage to our buying team. We work closely with key vendors for the best merchandise and develop exclusive product with our branded and private label resources. The availability of exclusive merchandise makes the Buckle a fun and unique place to shop. Currently some of our top vendors include LUCKY BRAND DUNGAREES, SILVER, FOSSIL, DR. MARTENS, ECKO, MAVI, BILLABONG and QUIKSILVER/ROXY.

Many talented teammates add value to the Buckle shopping experience. Through focused efforts by our sales management team, we have developed an outstanding reputation for service. This year, our two Vice Presidents of Sales will celebrate their 25th anniversaries with the Buckle. Our 15 district managers deliver 248 years of combined experience, while 61 area managers share more than 600 years of knowledge with their teams and store managers. We recognize accomplishments by promoting from within. This provides Buckle leaders with a solid foundation of the company philosophy and gives them the tools to educate and nurture their teams, assuring each guest is provided excellent customer service.

2 << BUCKLE

To continue developing the best talent, we're excited to expand our recruitment efforts on college campuses during fiscal 2003. As we educate students about opportunities at the Buckle, we can inspire them to join our team through either the Management Development or Internship Programs.

The Buckle's real estate is well positioned. Expansion plans for fiscal 2003 include 15 OPENINGS, adding Nevada as a new state and completing 15 REMODELS. Our growth strategy capitalizes on opportunities available in targeted markets, allowing us to secure great locations within the best malls. With our new design and corporate logo, we have improved our positioning as a retail destination. Guests' and developers' response to the new look has been outstanding. Our store design incorporates inviting merchandise displays and fixtures to help create an even more enjoyable shopping atmosphere. Some of the fixture innovations were rolled out to all existing stores during fiscal 2002.

I want to take this opportunity to say "Thanks" to all those who contribute to the Buckle's accomplishments - to our loyal guests, teammates, vendors and shareholders. As we move forward, the shared enthusiasm, expertise and experience provide key ingredients for continued growth and success.



/s/ DENNIS H. NELSON

DENNIS H. NELSON
President & Chief Executive Officer


$337,916   $375,526    $393,247    $387,638   $401,060
--------   --------    --------    --------   --------
------------------------------------------------------
  1998       1999        2000        2001       2002
------------------------------------------------------

                   NET SALES
         (dollar amounts in thousands)






$34,029     $37,386    $34,527     $32,862    $32,064
--------   --------    --------    --------   --------
------------------------------------------------------
  1998       1999        2000        2001       2002
------------------------------------------------------

                     NET INCOME
            (dollar amounts in thousands)


                                                                    BUCKLE  >> 3

[THE BUCKLE, INC. LOGO]  HEARD > CONSISTENT MESSAGE




                                "WE WORK DAILY TO DEVELOP RELATIONSHIPS WITH
                                OUR GUESTS BY LISTENING TO THEIR WANTS AND
                                NEEDS. THEN WE CAN EFFECTIVELY SERVE THEM -
                                CREATING GUESTS FOR LIFE."

                                               > JIM KOLBO, DISTRICT MANAGER


 >> GUESTS > TEAM > SERVICE

> Listening is fundamental to understanding our guests' needs. By offering personal customer assistance, we recognize the opportunity to hear and learn each guest's desires and encourage open communication. This creates a store environment where great ideas translate into unparalleled service.


                                  [LINE GRAPH]



         BUCKLE CARD SALES
   (dollar amounts in thousands)

        2000     $18,498

        2001     $23,650

        2002     $26,194






> Our leaders provide teammates with the ongoing education and guidance necessary to successfully deliver our message through their sales presentations. At the Buckle, the art of salesmanship requires knowing the product as well as developing an understanding of our guests to provide them the right looks and fits.
               [BUCKLE CREDIT CARD PICTURE]    < BUCKLE CREDIT CARD
                                                      GIFT CARD


> Our guests appreciate the Buckle's commitment to deliver the best merchandise selection accompanied by exceptional service. We offer a private label credit card, electronic gift cards and free gift-wrapping. Buckle.com provides another layer of service with helpful features such as search tools, a denim guide and a style center.


                WWW.BUCKLE.COM >        [BUCKLE WEBSITE PHOTO]



 4 <<  BUCKLE

[PHOTO]                                                      [PHOTO]



                                                             [PHOTO]
[PHOTO]  [PHOTO]
[PHOTO]  [PHOTO]




                                                                    BUCKLE  >> 5

[PHOTO]                                        [PHOTO]  [PHOTO]
                                               [PHOTO]  [PHOTO]







                                                     [PHOTO]


 6 <<  BUCKLE

[LOGO] ORIGINAL > EXCLUSIVE STYLE


                          "FASHION TRENDS ARE CYCLICAL, BUT OUR APPROACH TO
                          THEM IS CONSTANT. WE HAVE ALWAYS LOOKED TO THE SMALL DETAILS THAT MAKE OUR PRODUCTS UNIQUE."
                          > PAT WHISLER, VICE PRESIDENT OF WOMEN'S MERCHANDISING


     >> MERCHANDISE > DENIM > VENDORS

================================================================================

     > Our merchandise speaks to each guest's sense of style, while presenting a distinctive combination of selection and quality. Across all categories - from apparel and footwear to outerwear and accessories - the Buckle develops its product mix by taking a lifestyle approach to fashion.


                                  [LINE GRAPH]

                                   DENIM SALES
                         (dollar amounts in thousands)
                                2000    $104,445
                                2001    $111,733
                                2002    $131,504

================================================================================

     > Denim remains the cornerstone of our merchandising strategy. We pay close attention to every detail, knowing the fabric, fit and finish contribute to the value of the completed product. This is why our guests continue to choose the Buckle year after year as their favorite store for jeans.


                            SELECT BRANDS > [PHOTO]

     > Through solid vendor partnerships, forged over time, we have the ability to strengthen our branded and private label offerings. Exclusive merchandise, developed through our team's collaboration with vendors, establishes the Buckle as a unique place to shop. As a result, our guests trust us for fashion that expresses their individuality.


                            [PHOTO] < PRIVATE LABEL

================================================================================

                                                                    BUCKLE  >> 7

[LOGO] SCENE > BRAND IMAGE


                          "THE BUCKLE TEAM IS RESPONSIVE AND CREATIVE. WHEN WE BEGAN TO SEE OUR NEW BRAND IMAGE TAKE SHAPE, WE QUICKLY FOUND ADDITIONAL WAYS TO BUILD ON ITS IMPACT."
                                           > LORI KOEPPE, DIRECTOR OF FACILITIES

     >> IDENTITY > STORE DESIGN > GROWTH

================================================================================



     > Our fresh new look and brand image help convey all aspects of the Buckle message. The design theme integrates a cohesive corporate vision through the various graphic elements, including a signature red and B icon incorporated into the new logo.


                                  [LINE GRAPH]

                            STORES OPEN AT YEAR END
                                   2000   274
                                   2001   295
                                   2002   304

================================================================================

     > The Buckle's identity is carried through and advances the new store design at every level. While the retail look allows merchandising flexibility, it remains timeless and memorable. Accompanying items - bags, gift cards and marketing materials - extend the reach of the Buckle personality into the community.


                            BRAND IDENTITY> [PHOTO]


     > As we continue to develop and promote our brand image, the Buckle is well positioned for the future. When we combine the strong visual presence of our stores and website with the ongoing commitment to quality and service, we reinforce and expand our relationships.


                         [PHOTO] < INNOVATIVE FIXTURES


================================================================================

 8 <<  BUCKLE

                                   [GRAPHIC]




                                                                    BUCKLE  >> 9

 >> SELECTED FINANCIAL DATA >
     (Dollar Amounts in Thousands Except Share and Per Share Amounts)



                                                              FISCAL YEARS ENDED
                                   ----------------------------------------------------------------------
                                   FEBRUARY 1,    FEBRUARY 2,    FEBRUARY 3,    JANUARY 29,    JANUARY 30,
                                      2003           2002         2001 (a)         2000            1999
                                   ----------------------------------------------------------------------
INCOME STATEMENT DATA
  Net sales                         $401,060       $387,638       $393,247       $375,526        $337,916
  Cost of sales (including
    buying, distribution and
    occupancy costs)                 269,533        259,645        262,146        243,517         216,668
                                    ---------------------------------------------------------------------
  Gross profit                       131,527        127,993        131,101        132,009         121,248
  Selling expenses                    74,754         69,786         69,635         64,876          59,557
  General and
    administrative expenses           10,979         10,939         10,365         11,004          10,073
                                    ---------------------------------------------------------------------
  Income from operations              45,794         47,268         51,101         56,129          51,618
  Other income, net                    4,698          4,820          3,860          3,367           2,534
                                    ---------------------------------------------------------------------
  Income before income taxes
    and cumulative effect of
    change in accounting              50,492         52,088         54,961         59,496          54,152
  Provision for income taxes          18,428         19,226         20,164         22,110          20,123
                                    ---------------------------------------------------------------------
  Income before cumulative effect
    of change in accounting           32,064         32,862         34,797         37,386          34,029
  Cumulative effect of change in
    accounting, net of taxes               -              -           (270)(b)          -               -
                                    ---------------------------------------------------------------------
  Net income                        $ 32,064       $ 32,862       $ 34,527       $ 37,386        $ 34,029
                                    =====================================================================
  Basic income per share            $   1.52       $   1.59       $   1.68       $   1.72        $   1.55
                                    =====================================================================
  Diluted income per share          $   1.47       $   1.52       $   1.61       $   1.64        $   1.47
                                    =====================================================================

SELECTED OPERATING DATA
  Stores open at end of period           304            295            274            248             222
  Average sales per square
    foot, (gross sq. ft.)           $    274       $    279       $    309       $    334        $    344
  Average sales per store (000's)   $  1,334       $  1,352       $  1,482       $  1,581        $  1,603
  Comparable store sales change         -0.5%          -6.2%          -6.0%           0.9%           15.4%


BALANCE SHEET DATA
  Working capital                   $143,952       $145,312       $115,148       $ 86,040        $ 93,523
  Long-term investments             $ 54,548       $ 32,556       $ 20,688       $ 21,542        $ 10,512
  Total assets                      $299,800       $264,657       $230,533       $198,546        $186,113
  Long-term debt                           -              -              -              -               -
  Stockholders' equity              $264,672       $233,702       $194,066       $163,260        $146,130


(a) consists of 53 weeks
(b) In Fiscal 2000, the Company changed its method of revenue recognition for layaway sales in accordance with the guidance and interpretations provided by the SEC's SAB No. 101-Revenue Recognition.

See notes to financial statements.


10 <<  BUCKLE

 >> MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS>




 >> RESULTS OF OPERATIONS


 The following table sets forth certain financial data expressed as a percentage of net sales and the percentage change in the dollar amount of such items compared to the prior period.

                                        PERCENTAGE OF NET SALES                       PERCENTAGE INCREASE
                                        FOR FISCAL YEARS ENDED                              (DECREASE)
----------------------------------------------------------------------------------------------------------------
                                FEBRUARY 1,        FEBRUARY 2,    FEBRUARY 3,               FISCAL YEAR
                                   2003               2002           2001           2001 TO 2002   2000 TO 2001
                              ----------------------------------------------------------------------------------
INCOME STATEMENT DATA
Net sales                         100.0%             100.0%         100.0%              3.5%          -1.4%
Cost of sales (including
 buying, distribution and
 occupancy costs)                  67.2%              67.0%          66.7%              3.8%          -1.0%
                              ----------------------------------------------------------------------------------
Gross profit                       32.8%              33.0%          33.3%              2.8%          -2.4%
Selling expenses                   18.7%              18.0%          17.7%              7.1%           0.2%
General and
 administrative expenses            2.7%               2.8%           2.6%              0.4%           5.5%
                              ----------------------------------------------------------------------------------
Income from operations             11.4%              12.2%          13.0%             -3.1%          -7.5%
Other income                        1.2%               1.2%           1.0%             -2.5%          24.8%
                              ----------------------------------------------------------------------------------
Income before
 income taxes                      12.6%              13.4%          14.0%             -3.1%          -5.2%
Provision for income taxes          4.6%               4.9%           5.1%             -4.2%          -4.7%
                              ----------------------------------------------------------------------------------
Net income                          8.0%               8.5%           8.8%             -2.4%          -4.8%
                              ==================================================================================

 > FISCAL 2002 COMPARED TO FISCAL 2001


Net sales increased from $387.6 million in fiscal 2001 to $401.1 million in fiscal 2002, a 3.5% increase. Comparable store sales decreased by $2.0 million, or 0.5% for the 52 weeks ended February 1, 2003 compared to the same 52-week period in the prior year. The Company had 1.9% sales growth in fiscal 2002 that was attributable to the inclusion of a full year of operating results in fiscal 2002 for stores opened in fiscal 2001 and 2.1% from the opening of 11 new stores in fiscal 2002.


The Company's average retail price per piece of merchandise decreased $0.30 per piece in fiscal 2002 compared to fiscal 2001, primarily due to lower price points in footwear, as well as from a decline in footwear sales as a percentage of net sales. Average sales per square foot decreased 1.8% from $279 to $274.


Gross profit after buying, distribution and occupancy costs increased $3.5 million in fiscal 2002 to $131.5 million, a 2.8% increase. As a percentage of net sales, gross profit decreased from 33.0% in fiscal 2001 to 32.8% in fiscal 2002. The decrease was primarily attributable to higher occupancy costs partially offset by an improvement in the actual merchandise margins. Gross margin was also impacted by the decrease in merchandise shrinkage which fell to 0.6% in fiscal 2002 compared to 0.7% in fiscal 2001.


Selling expenses increased from $69.8 million for fiscal 2001 to $74.8 million for fiscal 2002, a 7.1% increase. Selling expenses as a percent of net sales increased to 18.7% for fiscal 2002 from 18.0% for fiscal 2001. The increase was primarily attributable to higher sales salaries, higher advertising expenses and higher travel expenses as a percentage of net sales partially due to a decline in leverage provided by comparable store sales.





                                                                    BUCKLE >> 11

>> MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
    OF OPERATIONS >




General and administrative expenses increased from $10.9 million in fiscal 2001 to $11.0 million in fiscal 2002, a 0.4% increase. As a percentage of net sales, general and administrative expense decreased to 2.7% for fiscal 2002 from 2.8% for fiscal 2001. Decreases in general and administrative expenses, as a percentage of net sales, resulted primarily from a gain on sales of assets plus slight decreases in bonus expense and general supplies expense.


As a result of the above changes, the Company's income from operations decreased $1.5 million to $45.8 million for fiscal 2002, a 3.1% decrease compared to fiscal 2001. Income from operations was 11.4% as a percentage of net sales in fiscal 2002 compared to 12.2% in fiscal 2001.


Other income for fiscal 2002 decreased 2.5% from fiscal 2001 to $4.7 million. The decrease is primarily due to a decrease in income received from state tax incentive programs, partially offset by an increase in interest income compared to fiscal 2001.


Income tax expense as a percentage of pre-tax income was 36.5% in fiscal 2002 compared to 36.9% in fiscal 2001, bringing net income to $32.1 million for fiscal 2002 versus $32.9 million for fiscal 2001, a decrease of 2.4%.


> FISCAL 2001 COMPARED TO FISCAL 2000


Based upon the retail calendar, fiscal 2001 was a 52-week year compared to 53 weeks in fiscal 2000. Net sales decreased from $393.2 million in fiscal 2000 to $387.6 million in fiscal 2001, a 1.4% decrease. Comparable store sales decreased by $22.4 million, or 6.2% for the 52 weeks ended February 2, 2002 compared to the same 52-week period in the prior year. The Company had 1.6% sales growth in fiscal 2001 that was attributable to the inclusion of a full year of operating results in fiscal 2001 for stores opened in fiscal 2000 and 4.5% from the opening of 24 new stores in fiscal 2001. The remaining 1.3% of the sales decrease came from $5.0 million in sales during the extra week of fiscal 2000.


The Company's average retail price per piece of merchandise decreased $2.11 per piece in fiscal 2001 compared to fiscal 2000, primarily due to lower price points in nearly every category, as well as from a decline in footwear sales as a percentage of net sales. Average sales per square foot decreased 9.7% from $309 to $279.


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


General and administrative expenses increased from $10.4 million in fiscal 2000 to $10.9 million in fiscal 2001, a 5.5% increase. As a percentage of net sales, general and administrative expense increased to 2.8% for fiscal 2001 from 2.6% for fiscal 2000. Increases in general and administrative expenses, as a percentage of net sales, resulted primarily from higher payroll and travel expenses due to a decline in leverage provided by comparable store sales.





12 << BUCKLE

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


> LIQUIDITY AND CAPITAL RESOURCES


The Company's primary ongoing cash requirements are for inventory, payroll, new store expansion, and remodeling. Historically, the Company's primary source of working capital has been cash flow from operations. During fiscal 2002, 2001, and 2000 the Company's cash flow from operations was $42.8 million, $43.4 million, and $47.2 million, respectively. During fiscal 2002, 2001 and 2000, the Company also used cash for repurchasing shares of the Company's common stock. In fiscal 2002, the Company purchased 119,125 shares at a cost of $2.0 million. In fiscal 2001, the Company purchased 79,200 shares at a cost of $1.3 million and 559,200 shares in fiscal 2000 at a cost of $7.3 million. The Company has available an unsecured line of credit of $7.5 million and a $10.0 million line of credit for foreign and domestic letters of credit, with Wells Fargo Bank Nebraska, N.A. Borrowings under the lending arrangements provide for interest to be paid at a rate equal to the prime rate as set by the Wells Fargo Bank, N.A. index on the date of the borrowings. As of February 1, 2003, the Company's working capital was $144.0 million, including $93.0 million of cash and cash equivalents.


The Company has, from time to time, borrowed against these lines of credit during periods of peak inventory build-up. There were immaterial borrowings during fiscal 2002, 2001 and fiscal 2000. The Company had no bank borrowings as of February 1, 2003.


During fiscal 2002, 2001, and 2000, the Company invested $12.9 million, $10.3 million, and $13.4 million, respectively, in new store construction, store renovation and upgrading store technology, net of any construction allowances received from landlords. The Company also spent $0.6 million, $0.4 million, and $1.3 million, in fiscal 2002, 2001, and 2000, respectively, in capital expenditures for the corporate headquarters and distribution facility. In the third quarter of fiscal 2002, the Company purchased a used Citation X aircraft and sold its Citation III aircraft at an additional cost of $9.1 million, net of $3 million in proceeds from the sale of the Citation III.


During fiscal 2003, the Company anticipates completing approximately 30 store construction projects, including approximately 15 new stores and approximately 15 stores to be remodeled and/or relocated. As of March 2003, leases for nine new stores have been signed, and leases for six additional locations are under negotiation; however, exact new store openings, remodels and relocations may vary from those anticipated. The average cost of opening a new store during fiscal 2003 was approximately $710,000, including construction costs of approximately $540,000 and inventory costs of approximately $170,000, net of payables. Management estimates that total capital expenditures during fiscal 2003 will be approximately $19.6 million, before landlord allowances, estimated to be $2.8 million. The Company believes that existing cash and cash flow from operations will be sufficient to fund current and long-term anticipated capital expenditures and working capital requirements for the next several years. However, future conditions may reduce the availability of funds based upon factors such as a decrease in demand for the Company's product, change in product mix, competitive factors and general economic conditions as well as other risks and uncertainties.



                                                                    BUCKLE >> 13

>> MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
   OPERATIONS>





> CRITICAL ACCOUNTING POLICIES AND ESTIMATES


Management's Discussion and Analysis of Financial Condition and Results of Operations are based upon The Buckle, Inc.'s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires that management make estimates and judgments that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the financial statement date, and the reported amounts of sales and expenses during the reporting period. The Company regularly evaluates its estimates, including those related to merchandise returns, inventory, bad debts, health care costs and income taxes. Management bases its estimates on past experience and on various other factors that are thought to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company's certain critical accounting policies are listed below.


1. Merchandise Returns. The Company establishes a liability for estimated merchandise returns at the end of the period. Customer returns could potentially exceed those reserved for, reducing future net sales results.


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


4. Health Care Costs. The Company is self-funded for health and dental claims up to $80,000 per individual per plan year. This plan covers eligible employees and management makes estimates at period end to record a reserve for future claims. The number and amount of claims submitted could vary from the amounts reserved, affecting current and future net earnings results.


5. Income Taxes. The Company records a deferred tax asset for future tax benefits for the difference between book and tax revenue and expense recognition. If the Company is unable to realize all or part of its deferred tax asset in the future, an adjustment would be charged to income in the period such determination was made.


> CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS


As referenced in the tables below, the Company has contractual obligations and commercial commitments that may affect the financial condition of the Company. Based on management's review of the terms and conditions of its contractual obligations and commercial commitments, there is no known trend, demand, commitment, event or uncertainty that is reasonably likely to occur which would have a material effect on the Company's financial condition or results of operations or cash flows. In addition, the commercial obligations and commitments made by the Company are customary transactions, which are similar to those of other comparable retail companies.



14 << BUCKLE

The following tables identify the material obligations and commitments as of February 1, 2003:


                                                     PAYMENTS DUE BY PERIOD
---------------------------------------------------------------------------------------------------------------
Contractual obligations                 Total    Less than     1-3 years       4-5 years         After 5 years
(dollar amounts in thousands)                      1 year
Long term debt                     $    -        $   -         $     -         $    -            $  -
Operating leases                   $    189,634  $   28,158    $     51,562    $    45,375       $  64,539
                                   ----------------------------------------------------------------------------
Total contractual obligations      $    189,634  $   28,158    $     51,562    $    45,375       $  64,539
                                   ============================================================================



                                                 AMOUNTS OF COMMITMENT EXPIRATION PER PERIOD
---------------------------------------------------------------------------------------------------------------
Other Commercial Commitments       Total Amounts   Less than   1-3 years       4-5 years         After 5 years
(dollar amounts in thousands)       Committed       1 year
Lines of Credit                    $    7,500    $   7,500     $     -         $    -            $  -
Letters of Credit                  $   10,000   $   10,000     $     -         $    -            $  -
                                   ----------------------------------------------------------------------------
Total commercial commitments       $   17,500   $   17,500     $     -         $    -            $  -
                                   ============================================================================


 > SEASONALITY AND INFLATION


The Company's business is seasonal, with the holiday season (from approximately November 15 to December 30) and the back-to-school season (from approximately July 15 to September 1) historically contributing the greatest volume of net sales. For fiscal years 2002, 2001, and 2000, the Christmas and back-to-school seasons accounted for an average of approximately 40% of the Company's fiscal year net sales. Although the operations of the Company are influenced by general economic conditions, the Company does not believe that inflation has had a material effect on the results of operations during the past three fiscal years. Quarterly results may vary depending on the timing and amount of sales and costs associated with the opening of new stores and the remodeling of existing stores.


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



                                                                    BUCKLE >> 15

 >> BALANCE SHEETS >
     (Dollar Amounts in Thousands Except Share and Per Share Amounts)

                                                                                          FEBRUARY 1,        FEBRUARY 2,
ASSETS                                                                                        2003              2002
                                                                                          -----------        -----------
CURRENT ASSETS:
 Cash and cash equivalents                                                                 $  92,976          $ 101,915
 Investments (Note B):
   Held-to-maturity                                                                           15,450              8,769
   Available-for-sale                                                                             --                951
 Accounts receivable, net of allowance of $217 and $250, respectively                          1,390              2,021
 Inventory                                                                                    60,041             54,297
 Prepaid expenses and other assets (Note E)                                                    8,277              7,357
                                                                                          -----------        -----------
      Total current assets                                                                   178,134            175,310
                                                                                          -----------        -----------
PROPERTY AND EQUIPMENT (Note C):                                                             130,013            111,443
 Less accumulated depreciation and amortization                                              (65,407)           (57,151)
                                                                                          -----------        -----------
                                                                                              64,606             54,292
                                                                                          -----------        -----------
LONG-TERM INVESTMENTS (Note B)                                                                54,548             32,556
OTHER ASSETS (Notes E and F)                                                                   2,512              2,499
                                                                                          -----------        -----------

                                                                                           $ 299,800          $ 264,657
                                                                                          ===========        ===========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Accounts payable                                                                          $  13,318          $  11,133
 Accrued employee compensation                                                                10,556             10,755
 Accrued store operating expenses                                                              4,487              4,231
 Gift certificates redeemable                                                                  2,855              2,482
 Income taxes payable                                                                          2,966              1,397
                                                                                          -----------        -----------
      Total current liabilities                                                               34,182             29,998

DEFERRED COMPENSATION (Note H)                                                                   946                957
                                                                                          -----------        -----------
      Total liabilities                                                                       35,128             30,955
                                                                                          -----------        -----------

COMMITMENTS (Notes D and G)
STOCKHOLDERS' EQUITY (Note I):
 Common stock, authorized 100,000,000 shares of $.01 par value; issued and
  outstanding; 21,045,404 and 21,115,538 shares, respectively                                    210                211
 Additional paid-in capital                                                                   18,089             19,320
 Retained earnings                                                                           246,373            214,309
 Unearned compensation - restricted stock                                                         --               (126)
 Accumulated other comprehensive income (loss)                                                    --                (12)
                                                                                          -----------        -----------
      Total stockholders' equity                                                             264,672            233,702
                                                                                          -----------        -----------

                                                                                           $ 299,800          $ 264,657
                                                                                          ===========        ===========





See notes to financial statements.


16 << BUCKLE

>> STATEMENTS OF INCOME >
     (Dollar Amounts in Thousands Except Per Share Amounts)



                                                                                         FISCAL YEARS ENDED
                                                                           ----------------------------------------------
                                                                           FEBRUARY 1,      FEBRUARY 2,       FEBRUARY 3,
                                                                              2003              2002             2001
                                                                           ----------------------------------------------
SALES, Net of returns and allowances of
 $31,826, $28,278 and $28,203, respectively                                $ 401,060         $ 387,638         $ 393,247

COST OF SALES (Including buying, distribution
 and occupancy costs)                                                        269,533           259,645           262,146
                                                                           ----------------------------------------------
      Gross profit                                                           131,527           127,993           131,101
                                                                           ----------------------------------------------

OPERATING EXPENSES:
 Selling                                                                      74,754            69,786            69,635
 General and administrative                                                   10,979            10,939            10,365
                                                                           ----------------------------------------------
                                                                              85,733            80,725            80,000
                                                                           ----------------------------------------------


INCOME FROM OPERATIONS                                                        45,794            47,268            51,101

OTHER INCOME, Net                                                              4,698             4,820             3,860
                                                                           ----------------------------------------------

INCOME BEFORE INCOME TAXES AND CUMULATIVE
 EFFECT OF CHANGE IN ACCOUNTING                                               50,492            52,088            54,961

PROVISION FOR INCOME TAXES (Note E)                                           18,428            19,226            20,164
                                                                           ----------------------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
 ACCOUNTING                                                                   32,064            32,862            34,797

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING,
 Net of taxes (Note A)                                                            --                --              (270)
                                                                           ----------------------------------------------
NET INCOME                                                                 $  32,064         $  32,862         $  34,527
                                                                           ==============================================
BASIC INCOME PER SHARE (Note J):
 Income before cumulative effect of change in accounting                   $    1.52         $    1.59         $    1.69
 Cumulative effect of change in accounting, net of taxes                          --                --             (0.01)
                                                                           ----------------------------------------------
 Net income                                                                $    1.52         $    1.59         $    1.68
                                                                           ==============================================
DILUTED INCOME PER SHARE (Note J):
 Income before cumulative effect of change in accounting                   $    1.47         $    1.52         $    1.63
 Cumulative effect of change in accounting, net of taxes                          --                --             (0.02)
                                                                           ----------------------------------------------
 Net income                                                                $    1.47         $    1.52         $    1.61
                                                                           ==============================================








See notes to financial statements.


                                                                    BUCKLE >> 17

 >> STATEMENTS OF STOCKHOLDERS' EQUITY >
    (Dollar Amounts in Thousands)



                                                                                               ACCUMULATED
                                                                                                  OTHER
                                                          ADDITIONAL                           COMPREHENSIVE
                                                COMMON     PAID-IN     RETAINED     UNEARNED      INCOME               COMPREHENSIVE
                                                STOCK      CAPITAL     EARNINGS   COMPENSATION    (LOSS)        TOTAL      INCOME
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, January 30, 2000                    $     207    $  17,131    $ 146,920   $    (791)   $    (207)   $ 163,260
 Comprehensive income:
  Net income                                        --           --       34,527          --           --       34,527    $  34,527
  Unrealized gain on available-for-sale
   securities, net of taxes of $142                 --           --           --          --          236          236          236
                                                                                                                         ----------
    Total comprehensive income                                                                                            $  34,763
                                                                                                                         ==========
 Common stock (197,036 shares)
  issued on exercise of stock options                2        1,485           --          --           --        1,487
 Restricted stock issuance
  (14,792 shares)                                    1          255           --          --           --          256
 Amortization of restricted stock
  issuance                                          --           --           --         171           --          171
 Common stock (559,200 shares)
  purchased and retired                             (6)      (7,299)          --          --           --       (7,305)
 Tax benefit related to exercise of
  employee stock options                            --        1,434           --          --           --        1,434
                                             ---------------------------------------------------------------------------------------
BALANCE, February 3, 2001                    $     204    $  13,006    $ 181,447   $    (620)   $      29    $ 194,066

 Comprehensive income:
  Net income                                        --           --       32,862          --           --       32,862    $  32,862
  Unrealized loss on available-for-sale
   securities, net of taxes of $24                  --           --           --          --          (41)         (41)         (41)
                                                                                                                         ----------
    Total comprehensive income                                                                                            $  32,821
                                                                                                                         ==========
 Common stock (869,272 shares)
  issued on exercise of stock options                9        3,900           --          --           --        3,909
 Amortization of restricted stock
  issuance                                          --           --           --         126           --          126
 Forfeited restricted stock
  (53,191 shares)                                   (1)      (1,113)          --         368           --         (746)
 Common stock (79,200 shares)
  purchased and retired                             (1)      (1,280)          --          --           --       (1,281)
 Tax benefit related to exercise of
  employee stock options                            --        4,807           --          --           --        4,807
                                             ---------------------------------------------------------------------------------------
BALANCE, February 2, 2002                          211       19,320      214,309        (126)         (12)     233,702

 Comprehensive income:
  Net income                                        --           --       32,064          --           --       32,064    $  32,064
  Reclassification adjustment for losses
   included in net income, net of
   taxes of $7                                      --           --           --          --           12           12           12
                                                                                                                         ----------
    Total comprehensive income                                                                                            $  32,076
                                                                                                                         ==========
 Common stock (48,991 shares)
  issued on exercise of stock options               --          574           --          --           --          574
 Amortization of restricted stock
  issuance                                          --           --           --         126           --          126
 Common stock (119,125 shares)
  purchased and retired                             (1)      (1,987)          --          --           --       (1,988)
 Tax benefit related to exercise of
  employee stock options                            --          182           --          --           --          182
                                             ---------------------------------------------------------------------------------------
BALANCE, February 1, 2003                    $     210    $  18,089    $ 246,373   $      --    $      --    $ 264,672
                                             =======================================================================================



See notes to financial statements.

18 << BUCKLE

 >> STATEMENTS OF CASH FLOWS >
     (Dollar Amounts in Thousands)

                                                                              FISCAL YEARS ENDED
---------------------------------------------------------------------------------------------------------------------
                                                                     FEBRUARY 1,       FEBRUARY 2,        FEBRUARY 3,
                                                                         2003              2002               2001
                                                                     ------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                          $  32,064          $  32,862          $  34,527
 Adjustments to reconcile net income to net cash flows
  from operating activities:
    Depreciation                                                        12,323             12,007             11,696
    Amortization of unearned compensation - restricted stock               126                126                171
    Forfeiture of restricted stock                                          --               (746)                --
    Deferred taxes                                                        (319)              (307)              (296)
    (Gain) loss on disposal of assets                                      (53)               512                455
    Cumulative effect of change in accounting, net of taxes                 --                 --                270
    Changes in operating assets and liabilities:
     Accounts receivable                                                   631                 47               (238)
     Inventory                                                          (5,744)                95              1,693
     Prepaid expenses                                                     (370)              (459)            (3,029)
     Accounts payable                                                    2,185             (2,570)            (2,470)
     Accrued employee compensation                                        (199)              (998)               337
     Accrued store operating expenses                                      256                159                581
     Gift certificates redeemable                                          373                283                274
     Deferred compensation                                                 (11)               107                408
     Income taxes payable                                                1,569              2,314              2,822
                                                                     ------------------------------------------------
     Net cash flows from operating activities                           42,831             43,432             47,201
                                                                     ------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment                                    (25,633)           (10,734)           (14,690)
 Proceeds from sale of property and equipment                            3,049                  4                 25
 Increase in other assets                                                  (40)              (431)              (261)
 Purchase of investments                                               (50,157)           (21,973)           (19,551)
 Proceeds from sales and maturities of investments                      22,425             19,834             25,044
                                                                     ------------------------------------------------
     Net cash flows from investing activities                          (50,356)           (13,300)            (9,433)
                                                                     ------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from the exercise of stock options                               574              3,909              1,487
 Purchases of common stock                                              (1,988)            (1,281)            (7,305)
                                                                     ------------------------------------------------
     Net cash flows from financing activities                           (1,414)             2,628             (5,818)
                                                                     ------------------------------------------------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                    (8,939)            32,760             31,950

CASH AND CASH EQUIVALENTS, Beginning of year                           101,915             69,155             37,205
                                                                     ------------------------------------------------
CASH AND CASH EQUIVALENTS, End of year                               $  92,976          $ 101,915          $  69,155
                                                                     ================================================



See notes to financial statements.

                                                                    BUCKLE >> 19

> > NOTES TO FINANCIAL STATEMENTS

    FISCAL YEARS ENDED FEBRUARY 1, 2003, FEBRUARY 2, 2002 AND FEBRUARY 3, 2001 > (Dollar Amounts are in Thousands Except Share and Per Share Amounts)



A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


FISCAL YEAR >> The Buckle, Inc. (the Company) has its fiscal year end on the Saturday nearest January 31. All references in these financial statements to fiscal years are to the calendar year in which the fiscal year begins. Fiscal 2000 represents the 53-week period ended February 3, 2001 and fiscal 2002 and 2001 represent the 52-week periods ended February 1, 2003 and February 2, 2002, respectively.


NATURE OF OPERATIONS >> The Company is a retailer of medium to better priced casual apparel, footwear and accessories for fashion conscious young men and women operating 304 stores located in 37 states throughout the central, northwestern and southern regions of the United States, as of February 1, 2003.


During fiscal 2002, the Company opened eleven new stores, substantially renovated eight stores, and closed two stores. During fiscal 2001, the Company opened twenty-four new stores, substantially renovated eight stores and closed three stores. During fiscal 2000, the Company opened twenty-eight new stores, substantially renovated eleven stores, and closed two stores.


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


ADVERTISING COSTS >> Advertising costs are expensed as incurred and amounted to $4,404, $3,706 and $3,985 for fiscal years 2002, 2001 and 2000, respectively.


STOCK-BASED COMPENSATION >> The Company has several stock-based employee compensation plans, which are described more fully in Note I. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Compensation cost related to stock-based compensation was $126, $126 and $171 for the fiscal years ended 2002, 2001 and 2000, respectively. The following table






20 << BUCKLE
illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.


                                                                                FISCAL YEAR
                                                                 ----------------------------------------
                                                                      2002          2001         2000
                                                                 ----------------------------------------
Net income, as reported                                            $ 32,064      $ 32,862      $ 34,527

Add: Stock-based employee compensation expense
  included in reported net income, net of related tax effects            80            80           109
Deduct: Total stock-based employee compensation
  expense determined under fair value based method
  for all awards, net of related tax effects                         (4,117)       (3,706)       (3,995)
                                                                 ----------------------------------------


Pro forma net income                                               $ 28,027      $ 29,236      $ 30,641
                                                                 ========================================

Earnings per share:
  Basic - as reported                                              $   1.52      $   1.59      $   1.68
                                                                 ========================================

  Basic - pro forma                                                $   1.33      $   1.41      $   1.49
                                                                 ========================================

  Diluted - as reported                                            $   1.47      $   1.52      $   1.61
                                                                 ========================================

  Diluted - pro forma                                              $   1.28      $   1.35      $   1.43
                                                                 ========================================



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


                                                                    BUCKLE >> 21

>> NOTES TO FINANCIAL STATEMENTS >
   (Dollar Amounts are in Thousands Except Share and Per Share Amounts)





ACCOUNTING PRONOUNCEMENTS >> In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. These standards establish accounting and reporting for business combinations. SFAS No. 141 requires all business combinations entered into subsequent to June 30, 2001 to be accounted for using the purchase method of accounting. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment on an annual basis. SFAS No. 142 is effective for the Company beginning February 3, 2002. The adoption of SFAS No.'s 141 and 142 did not have a significant impact on the financial position, results of operations, or cash flows for the Company.


In June 2001, the FASB approved the issuance of SFAS No. 143, Accounting for Asset Retirement Obligations. This Statement addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for the Company beginning February 2, 2003. The adoption of SFAS No. 143 will not have a significant impact on the financial position, results of operations, or cash flows of the Company.


In August 2001, the FASB approved the issuance of SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets. This Statement replaces SFAS No. 121, Accounting for Impairment or Disposal of Long-Lived Assets, and replaces the provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business for the disposal of segments of a business. The Statement develops one accounting model for long-lived assets to be disposed of by sale and broadens the reporting of discontinued operations. SFAS No. 144 is effective for the Company beginning February 3, 2002. The adoption of SFAS No. 144 did not have a significant impact on the financial position, results of operations, or cash flows of the Company.


In April 2002, the FASB approved the issuance of SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, which is effective for financial statements issued on or after May 15, 2002. This statement rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This statement also rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. This statement amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The adoption of SFAS No. 145 did not have a significant effect on the Company's financial position, results of operations or cash flows.


The FASB approved the issuance of SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities in June 2002. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a significant effect on the Company's financial position, results of operations or cash flows.


SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123, was issued in December 2002. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent




22 << BUCKLE
disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As the Company follows Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, the disclosure-only provisions of the Statement apply to the Company.


FASB Interpretation No. (FIN) 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, was issued in November 2002. The initial recognition and measurement provisions should be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. FIN No. 45 clarifies the requirements for a guarantor to recognize a liability for a guarantee at inception of the guarantee. It specifies guarantor's financial statement disclosures for its obligations under guarantees. Management believes the adoption of the interpretation did not have a significant effect on the Company's financial position, results of operations or cash flows of the Company.


FASB Interpretation No. 46, Consolidation of Variable Interest Entities - (an Interpretation of ARB No. 51), was issued in January 2003. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and is effective in the first fiscal year beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The FIN requires an enterprise to consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur or both. Management believes the adoption of the interpretation will not have a significant effect on the Company's financial position, results of operations or cash flows of the Company.


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


RECLASSIFICATION >> Certain reclassifications have been made to 2001 balances to conform to the 2002 presentation.





                                                                     BUCKLE >>23

 >> NOTES TO FINANCIAL STATEMENTS >
    (Dollar Amounts are in Thousands Except Share and Per Share Amounts)


B. INVESTMENTS


The following is a summary of investments as of February 1, 2003:


                                                                                GROSS              GROSS             ESTIMATED
                                                            AMORTIZED         UNREALIZED         UNREALIZED             FAIR
                                                              COST              GAINS             LOSSES                VALUE
----------------------------------------------------------------------------------------------------------------------------------
Held-to-Maturity Securities:
  State and municipal bonds                                $ 64,499           $  1,145           $  (291)             $ 65,353
  U.S. corporate bonds                                        2,353                 --               (19)                2,334
  U.S. treasuries                                             2,200                  5                --                 2,205
                                                      ----------------------------------------------------------------------------

                                                           $ 69,052           $  1,150           $  (310)             $ 69,892
                                                      ============================================================================

Trading Securities:
  Mutual funds                                             $  1,397           $     --           $  (451)             $    946
                                                      ============================================================================


The following is a summary of investments as of February 2, 2002:

                                                                                GROSS             GROSS                ESTIMATED
                                                           AMORTIZED          UNREALIZED        UNREALIZED                FAIR
                                                             COST               GAINS             LOSSES                 VALUE
----------------------------------------------------------------------------------------------------------------------------------
Available-for-Sale Securities:
  U.S. corporate securities                                $    970           $     11           $   (30)             $    951
                                                      ============================================================================

Held-to-Maturity Securities:
  State and municipal bonds                                $ 37,823           $    572           $  (125)             $ 38,270
  U.S. corporate bonds                                          248                 --                (3)                  245
  U.S. treasuries                                             2,297                  2               (25)                2,274
                                                      ----------------------------------------------------------------------------

                                                           $ 40,368           $    574           $  (153)             $ 40,789
                                                      ============================================================================
Trading Securities:
  Mutual funds                                             $  1,190           $     --           $  (233)             $    957
                                                      ============================================================================




Trading securities have been classified in long-term investments. These trading securities are held in a Rabbi Trust and are intended to fund the Company's deferred compensation plan (See Note H).


24 << BUCKLE

The amortized cost and fair value of debt securities by contractual maturity at February 1, 2003 is as follows:

                    AMORTIZED          FAIR
                      COST             VALUE
                   -------------------------
2003                $15,450          $15,400
2004                 16,911           17,069
2005                 14,216           14,461
2006                 10,080           10,340
2007                  3,206            3,262
Thereafter            9,189            9,360
                   -------------------------
                    $69,052          $69,892
                   =========================


At February 1, 2003 and February 2, 2002, held to maturity investments of $53,602 and $31,599 are classified in long-term investments.


C. PROPERTY AND EQUIPMENT

A summary of the cost of property and equipment follows:

                                  FEBRUARY 1,  FEBRUARY 2,
                                     2003         2002
                                  ------------------------
Land                              $    917      $    917
Building and improvements            8,449         8,436
Office equipment                     3,373         2,969
Transportation equipment            15,629         7,758
Leasehold improvements              41,325        39,060
Furniture and fixtures              52,596        47,269
Shipping/receiving equipment         4,218         4,191
Screenprinting equipment               102           102
Construction-in-progress             3,404           741
                                  ----------------------
                                  $130,013      $111,443
                                  ======================


D. FINANCING ARRANGEMENTS

The Company has available an unsecured line of credit of $7.5 million and a $10 million letter of credit facility. Borrowings under the line of credit and letter of credit provide for interest to be paid at a rate equal to the prime rate as set by the Wells Fargo Bank, N.A. index on the date of the borrowings. There were no bank borrowings at February 1, 2003 and February 2, 2002. There were immaterial bank borrowings during fiscal 2002, 2001 and 2000. The Company had outstanding letters of credit totaling $1,650 and $621 at February 1, 2003 and February 2, 2002, respectively.





                                                                    BUCKLE >> 25

>>  NOTES TO FINANCIAL STATEMENTS >
    (Dollar Amounts are in Thousands Except Share and Per Share Amounts)


E. INCOME TAXES


The provision for income taxes consists of:

                             FISCAL YEAR
                --------------------------------------
                  2002            2001          2000
                --------------------------------------
Current:
  Federal       $ 15,857       $ 16,214       $ 17,454
  State            2,890          3,319          3,006
  Deferred          (319)          (307)          (296)
                --------------------------------------

Total           $ 18,428       $ 19,226       $ 20,164
                ======================================

Total tax expense for the year varies from the amount which would be provided by applying the statutory income tax rate to earnings before income taxes. The primary reasons for this difference (expressed as a percent of pre-tax income) are as follows:

                                                 FISCAL YEAR
                                       ---------------------------------
                                       2002          2001          2000
                                       ---------------------------------
Statutory rate                         35.0%         35.0%         35.0%
State income tax effect                 3.9           4.3           3.9
Tax exempt interest income             (2.6)         (2.5)         (1.8)
Expenses not deductible                 0.2           0.1           0.1
Benefits of state tax credits            --            --          (0.5)
                                       ---------------------------------
Effective tax rate                     36.5%         36.9%         36.7%
                                       =================================


Deferred tax assets are comprised of the following:

                                                    FEBRUARY 1,   FEBRUARY 2,

                                                       2003          2002
                                                    -------------------------
Deferred tax assets:
Inventory                                             $1,351        $  927
Stock-based compensation                                 666           974
Accrued compensation                                     574           468
Accrued store operating costs                            455           320
Property and equipment                                   299           357
Unrealized loss on trading securities                    169            88
Gift certificates redeemable                              99           133
Allowance for doubtful accounts                           81            94
Unrealized loss on available-for-sale securities        --               7
                                                    ----------------------
                                                      $3,694        $3,368
                                                    ======================

26 << BUCKLE

At February 1, 2003 and February 2, 2002, respectively, the net current deferred tax assets of $2,512 and $2,144 are classified in prepaid expenses and other assets and the net non-current deferred tax assets of $1,182 and $1,224 are classified in other assets.

Cash paid for income taxes was $17,662, $17,449 and $17,187 in fiscal years 2002, 2001 and 2000, respectively.

F. RELATED PARTY TRANSACTIONS

Included in other assets is a note receivable of $825 and $795 at February 1, 2003 and February 2, 2002, respectively, from a life insurance trust fund controlled by the Company's Chairman. The note is secured by a life insurance policy on the Chairman.

G. LEASE COMMITMENTS

The Company conducts its operations in leased facilities under numerous noncancellable operating leases expiring at various dates through 2014. Most of the Company's stores have lease terms of approximately ten years and generally do not contain renewal options. Operating lease base rental expense for fiscal 2002, 2001 and 2000 was $27,611, $25,650 and $22,326, respectively. Most of the rental payments are based on a minimum annual rental plus a percentage of sales in excess of a specified amount. Percentage rents for fiscal 2002, 2001 and 2000 were $656, $821 and $1,268, respectively. Total future minimum rental commitments under these operating leases are as follows:

FISCAL YEAR
-----------------------------------------------------
2003                                         $ 28,158
2004                                           26,486
2005                                           25,076
2006                                           23,153
2007                                           22,222
Thereafter                                     64,539
                                             --------
Total minimum payments required              $189,634
                                             ========

H. EMPLOYEE BENEFITS

The Company has a 401(k) profit sharing plan covering all eligible employees who desire to participate. Contributions to the plan are based upon the amount of the employees' deferrals and the employer's matching formula. The Company may contribute to the plan at its discretion. The total expense under the profit sharing plan was $600, $561 and $550 for fiscal years 2002, 2001 and 2000, respectively.

The Buckle, Inc. Deferred Compensation Plan covers the Company's executive officers. The plan is funded by participant contributions and a specified annual Company matching contribution not to exceed 6% of the participant's compensation. The Company's contributions were $66, $65 and $110 for fiscal years 2002, 2001 and 2000, respectively.






                                                                    BUCKLE >> 27

>>  NOTES TO FINANCIAL STATEMENTS >
    (Dollar Amounts are in Thousands Except Share and Per Share Amounts)


I. STOCK-BASED COMPENSATION

The Company has several stock option plans that provide for granting of options to purchase common stock to designated employees, officers and directors. The options may be in the form of incentive stock options or nonqualified stock options, and are granted at fair market value on the date of grant. The options generally expire ten years from the date of grant. At February 1, 2003, 749,675 shares of common stock were available for grant under the various option plans of which 500,000 shares were available to executive officers of the Company.

The Company granted 75,000 shares of restricted common stock in December 1997 with an aggregate market value of $1,550 at fiscal 1997 year end. Unearned compensation equivalent to the market value of the shares at the date of grant was charged to stockholders' equity. Such unearned compensation was amortized into compensation expense over a five year period. The shares fully vested in December 2002. Due to officers terminating their employment with the Company in 2001 prior to the vesting of the restricted common stock awarded pursuant to this plan, unearned compensation was reduced $368 and compensation expense was reduced $325 in fiscal 2001 for previously amortized compensation expense.

Pursuant to the 1998 Management Incentive Plan, compensation expense of $256 associated with the fiscal 1999 bonus was recorded as accrued employee compensation at January 29, 2000. During fiscal year 2000, the Company granted 14,792 shares of restricted common stock related to this amount upon approval of the Board of Directors. There was no stock compensation expense for the years ended February 1, 2003 or February 2, 2002 related to this plan. Due to officers terminating their employment with the Company in 2001, which was prior to the full vesting of the restricted common stock awarded pursuant to this plan, compensation expense was reduced $421 in fiscal 2001 for previously recognized compensation expense.

The weighted average fair value of options granted during the year under the SFAS No. 123 methodology was $15.68, $13.76 and $12.39 per option for fiscal 2002, 2001 and 2000, respectively. The fair value of options granted under the Plans was estimated at the date of grant using a binomial option pricing model with the following assumptions:

                                     2002                2001               2000
                                     -------------------------------------------
Risk-free interest rate              4.50%               5.00%              6.00%
Dividend yield                       0.00%               0.00%              0.00%
Expected volatility                  62.0%               54.0%              60.0%
Expected life (years)                 7.0 years           7.0 years          6.0 years


28 << BUCKLE

A summary of the Company's stock-based compensation activity related to stock options for the last three fiscal years is as follows:

                                       2002                 2001                  2000
                             ------------------------------------------------------------------
                                         WEIGHTED               WEIGHTED               WEIGHTED
                                         AVERAGE                AVERAGE                AVERAGE
                                         EXERCISE               EXERCISE               EXERCISE
                               NUMBER     PRICE      NUMBER      PRICE       NUMBER     PRICE
Outstanding - beginning
  of year                    3,407,135    $15.29    4,421,641    $13.54    4,163,380    $13.01
Granted                        546,870     20.62      447,040     19.73      500,375     16.00
Expired/terminated             (37,637)    22.41     (592,274)    21.36      (45,078)    23.94
Exercised                      (48,991)    11.72     (869,272)     4.50     (197,036)     7.55
                             -----------------------------------------------------------------
Outstanding - end of year    3,867,377    $16.10    3,407,135    $15.29    4,421,641    $13.54
                             =================================================================


There were 2,371,042; 2,011,127 and 2,765,205 options exercisable at February 1, 2003, February 2, 2002 and February 3, 2001, respectively.

The following table summarizes information about stock options outstanding as of February 1, 2003:

                    OPTIONS OUTSTANDING                                 OPTIONS EXERCISABLE
----------------------------------------------------------------------------------------------
                                       WEIGHTED
                                        AVERAGE         WEIGHTED                      WEIGHTED
                                       REMAINING        AVERAGE                       AVERAGE
        RANGE OF            NUMBER    CONTRACTUAL       EXERCISE       NUMBER         EXERCISE
    EXERCISE PRICES      OUTSTANDING     LIFE            PRICE      EXERCISABLE        PRICE
$  4.167   $  4.750         230,450      2.00 years     $   4.59      230,450        $   4.59
   4.958      5.583         216,375      1.00               5.42      216,375            5.42
   6.000      6.667         286,700      2.81               6.32      286,700            6.32
   8.500      9.292         738,601      4.00               9.14      738,601            9.14
  11.500     17.010         388,724      7.16              16.42       44,790           16.65
  17.188     23.250       1,614,157      5.67              21.03      761,456           21.37
  26.750     34.083         392,370      5.81              28.39       92,670           33.69
                          -------------------------------------------------------------------
                          3,867,377      4.82           $  16.10    2,371,042        $  13.05
                          ===================================================================

J. EARNINGS PER SHARE

The following table provides a reconciliation between basic and diluted earnings per share (amounts in thousands except per share amounts):



                                                                    BUCKLE >> 29

>>  NOTES TO FINANCIAL STATEMENTS >
    (Dollar Amounts are in Thousands Except Share and Per Share Amounts)


                                       2002                              2001                              2000
                          ------------------------------     -----------------------------    -------------------------------
                                     WEIGHTED      PER                  WEIGHTED     PER                  WEIGHTED     PER
                                      AVERAGE     SHARE                  AVERAGE    SHARE                 AVERAGE     SHARE
                           INCOME      SHARES     AMOUNT      INCOME      SHARES    AMOUNT     INCOME      SHARES     AMOUNT
BASIC EPS
Net income                $ 32,064     21,119     $ 1.52     $ 32,862    20,733    $ 1.59     $ 34,527     20,540     $ 1.68

EFFECT OF DILUTIVE
  SECURITIES
  Stock Options                  -        693      (0.05)           -       853     (0.07)           -        851      (0.07)
                          --------     ------     ------     --------    ------    ------     --------     ------     ------

DILUTED EPS               $ 32,064     21,812     $ 1.47     $ 32,862    21,586    $ 1.52     $ 34,527     21,391     $ 1.61
                          ========     ======     ======     ========    ======    ======     ========     ======     ======


Options to purchase 1,122,094; 1,403,250 and 1,982,233 shares of common stock in fiscal 2002, 2001 and 2000, respectively, are not included in the computation of diluted earnings per share because the options would be considered anti-dilutive.


K. SEGMENT INFORMATION


The Company is a retailer of medium to better priced casual apparel, footwear and accessories. The Company operates 304 stores located in 37 states throughout the central, northwestern and southern regions of the United States at February 1, 2003. The Company operates their business as one reportable industry segment.


The following is information regarding the Company's major product lines and are stated as a percentage of the Company's net sales:

                                                      PERCENTAGE OF NET SALES
                                                            FISCAL YEAR
MERCHANDISE GROUP                                2002          2001          2000
Denims                                           32.8%         28.8%         26.6%
Slacks/Casual Bottoms                             3.7           5.0           5.4
Tops (including sweaters)                        32.0          33.5          32.2
Sportswear/Fashion Clothes                        4.8           5.7           6.5
Outerwear                                         3.7           2.9           3.3
Accessories                                      11.3          11.0           9.1
Footwear                                         11.4          11.8          14.4
Little Guys/Gals                                  0.1           1.0           2.2
Other                                             0.2           0.3           0.3
                                                -----         -----         -----

                                                100.0%        100.0%        100.0%
                                                =====         =====         =====

30 << BUCKLE

L. QUARTERLY FINANCIAL DATA (UNAUDITED)


Summarized quarterly financial information for fiscal 2002 and 2001 are as follows:

                                                       QUARTER
                                    --------------------------------------------
FISCAL 2002                           FIRST      SECOND       THIRD      FOURTH

Net sales                           $ 79,855    $ 83,516    $114,436    $123,253
Gross profit                        $ 23,116    $ 23,810    $ 40,238    $ 44,363
Net income                          $  4,298    $  4,069    $ 11,264    $ 12,433
Basic income per share              $   0.20    $   0.19    $   0.53    $   0.59
Diluted income per share            $   0.20    $   0.19    $   0.52    $   0.57


                                                       QUARTER
                                    --------------------------------------------
FISCAL 2001                           FIRST      SECOND       THIRD      FOURTH

Net sales                           $ 76,439    $ 78,596    $111,142    $121,461
Gross profit                        $ 22,853    $ 22,185    $ 38,730    $ 44,225
Net income                          $  4,239    $  3,909    $ 11,021    $ 13,693
Basic income per share              $   0.21    $   0.19    $   0.53    $   0.65
Diluted income per share            $   0.20    $   0.18    $   0.51    $   0.63

Basic and diluted shares outstanding are computed independently for each of the quarters presented and, therefore, may not sum to the totals for the year.


































                                                                    BUCKLE >> 31

>>INDEPENDENT AUDITOR'S REPORT >





To the Board of Directors and Stockholders of The Buckle, Inc.
Kearney, Nebraska



We have audited the accompanying balance sheets of The Buckle, Inc. (the Company), as of February 1, 2003 and February 2, 2002, and the related statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended February 1, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of The Buckle, Inc. as of February 1, 2003 and February 2, 2002, and the results of its operations and its cash flows for each of the three fiscal years in the period ended February 1, 2003, in conformity with accounting principles generally accepted in the United States of America.










DELOITTE & TOUCHE LLP
Omaha, Nebraska
March 5, 2003




























32 << BUCKLE

                          [BUCKLE ANNUAL REPORT COVER]

                                  [BACK COVER]



 >> CORPORATE OFFICE > 2407 WEST 24TH STREET
Kearney, NE 68845 > 308.236.8491 > www.buckle.com

[BUCKLE LOGO]