Form 10-K, Exhibit 13
period 2004-01-31
BUCKLE INC
filed 2004-04-14
CIK 885245

                                                                      EXHIBIT 13

                                                       L I F E . S T Y L E .
                                                       BUCKLE 2003 ANNUAL REPORT


                              (GRAPHIC OF PEOPLE)


                                 (BUCKLE LOGO)

F I N A N C I A L   H I G H L I G H T S

(dollar amounts in thousands, except per share and selected operating data)


                                          JANUARY 31,    FEBRUARY 1,   FEBRUARY 2,
                                              2004          2003          2002
                                              ----          ----          ----
INCOME STATEMENT DATA

Net sales                                   $422,820      $401,060      $387,638
Income before income taxes                  $ 52,894      $ 50,492      $ 52,088
Income taxes                                $ 19,149      $ 18,428      $ 19,226
Net income                                  $ 33,745      $ 32,064      $ 32,862
Diluted income per share                    $   1.56      $   1.47      $   1.52
Net income as a percentage of net sales          8.0%          8.0%          8.5%


BALANCE SHEET DATA

Working capital                             $180,259      $143,952      $145,312
Total assets                                $337,880      $299,800      $264,657
Long term debt                                    --            --            --
Stockholders' equity                        $297,556      $264,672      $233,702


SELECTED OPERATING DATA

Number of stores open at year end                316           304           295
Average sales per square foot               $    274      $    274      $    279
Average sales per store (000's)             $  1,350      $  1,334      $  1,352
Comparable store sales change                    1.1%        -0.5%         -6.2%





                              (UNITED STATES MAP)

                     CORPORATE HEADQUARTERS *
321 STORES IN 38 STATES, AS OF APRIL 30, 2004

                                                                     LIFE.STYLE.

OUR STYLE IS ONE OF PASSION FOR EVERYTHING WE DO. IT'S OUR SINCERE DESIRE TO WELCOME OUR GUESTS WITH FRIENDLY, KNOWLEDGEABLE TEAMMATES AND FRESH, EXCITING MERCHANDISE. IT'S THE STRENGTH OF OUR RELATIONSHIPS THAT MAKE THIS POSSIBLE AND IT'S OUR INSPIRED ENERGY THAT CONSTANTLY DRIVES US FORWARD.





                              (GRAPHIC OF PEOPLE)

SHARE.HOLDER.

COMMITTED EFFORT EVERY DAY. INTEGRITY IN ALL ASPECTS. COLLABORATION THAT DELIVERS VALUE. VISION WITH TRUE PURPOSE. THESE ARE JUST SOME OF THE IDEALS WE COLLECTIVELY SHARE AND HOLD TRUE AT THE BUCKLE. IT'S THESE IDEALS THAT LEAD US TO APPRECIATE EACH AND EVERY STAKEHOLDER, WHETHER THEIR INVESTMENT IS A SHARE OF STOCK OR A PAIR OF JEANS.


The Buckle attained record sales of $422.8 MILLION during fiscal 2003, up 5.4% from fiscal 2002. Our fiscal 2003 net income was $33.7 MILLION, $1.56 per share on a diluted basis, up $1.7 million or 5.2%. Our average store's sales were $1.35 MILLION with a net income to sales ratio of 8.0%. The Buckle's balance sheet continues to be strong with shareholders' equity of $297.6 MILLION, working capital of $180.3 MILLION and no long term debt.

MORE 2003 BUCKLE HIGHLIGHTS:

o Opened 16 new stores and remodeled 16. Post holiday, closed four stores ending the year with 316 stores in 38 states. 47 stores showcase the new store design - 24 new stores and 23 remodeled stores.

o     Increased cash and investments to $194.5 million as of January 31, 2004.

o Declared and paid our first ever quarterly cash dividends of $.10 per share in both the third and fourth quarters of fiscal 2003.

o     Repurchased 152,300 shares of Buckle stock at an average price of $19.04.

o Grew denim sales by 16% on top of the 18% growth during fiscal 2002, bringing sales for the category up to over 36% of our fiscal 2003 net sales.

o Continued to market our stores, build our brand image and enhance the online shopping experience through the growth of buckle.com.

We remain focused on being a denim destination. We have become our guests' favorite place to buy jeans by offering quality denim with a wide variety of fits, finishes and details and by providing outstanding service for our guests.

Our ability to offer unique product is largely attributable to the expertise of our merchandising team. Our merchandising strength, combined with insight from our teammates on the sales floor, provides a great advantage by allowing us to stay on top of new trends and adjust our product mix accordingly. Additionally, strong relationships enable our merchandisers to work closely with key vendors to obtain the best merchandise and to develop exclusive product with both our branded and private label resources. The availability of exclusive merchandise makes the Buckle a unique and exciting place to shop. Currently some of our

                                                                   (BUCKLE LOGO)

                                                              VISION.LEADERSHIP.

top vendors include LUCKY BRAND DUNGAREES, SILVER, FOSSIL, ECKO, BILLABONG, QUIKSILVER/ROXY, MAVI and HURLEY.


The commitment of our teammates to educate our guests about product adds value to the Buckle shopping experience. Through focused efforts by our sales management team, we have developed an outstanding reputation for customer service. Our 74 district and area leaders share an average of over 11 years of Buckle experience with their teams and store managers. We recognize performance and loyalty by promoting from within. This provides Buckle leaders with a solid understanding of the Company philosophy and gives them the tools necessary to be successful.

Building on the success of our Management Development and Internship Programs, we expanded our college recruitment efforts during fiscal 2003 and look forward to the opportunity of furthering these efforts during fiscal 2004. As we inform more students about opportunities at the Buckle, we can inspire them to join our team. This will allow us to grow our pool of talented teammates and future Buckle leaders.

The Buckle's inviting store design, coupled with our reputation for service and selection, allows us to secure great locations within the best malls. Expansion plans for fiscal 2004 include opening at least 12 NEW STORES and completing 8 REMODELS. Our guests and teammates are enjoying the new store design, as it adds to the shopping experience and enhances the effectiveness of our presentation.

Teammates in the home office/distribution center are critical to our overall success. They work diligently to support the stores, helping our leaders excel by allowing them to focus on guests and teammates. As we have grown, the home office infrastructure has also expanded, and we are currently evaluating a potential building expansion to accommodate future growth.


OTHER 2003 FACTS:

o In the aggregate, average price points for fiscal 2003 were $36, down approximately 2 percent from fiscal 2002. Average footwear price points were down approximately 20 percent.

o Private label merchandise represented approximately 18 percent of our net sales in fiscal 2003, compared with approximately 11 percent in fiscal 2002.

We are encouraged by our fourth quarter growth and look forward to opportunities as we move ahead in 2004. I would like to thank our guests, vendors and shareholders for their continued support. And to our many talented teammates, "Thank you for your contributions; you are truly an enjoyable group to work with."




-S- Dennis H. Nelson

Dennis H. Nelson
President and Chief Executive Officer


   (NET SALES GRAPHIC)

 1999       2000(a)      2001        2002        2003
 ----       -------      ----        ----        ----
375,526     393,247     387,638     401,060     422,820

                      NET SALES
               (amounts in thousands)
              (a) consists of 53 weeks


(PHOTO OF DENNIS H. NELSON)

           DENNIS H. NELSON
          President and CEO

(BUCKLE LOGO)

  GUEST.SERVICE.

"ULTIMATELY, LEADERS AND TEAMMATES ARE THE KEY TO OUR SUCCESS. THE RELATIONSHIPS THEY BUILD WITH OUR GUESTS DRIVE EVERYTHING. WHEN WE CREATE VALUE FOR OUR GUESTS BY ESTABLISHING CONFIDENCE AND CREDIBILITY, THE RESULTS CAN BE TRULY AMAZING."

                                  - Jim Shada, Executive Vice President of Sales

Giving our guests every reason to return to the Buckle by suggesting product that truly fits their lifestyle is a standard at the Buckle. Our commitment to executing educated service remains constant. We coach our teammates to tailor their presentation to each guest, providing the most enjoyable shopping experience possible and earning many loyal guests.

Management supports our leaders and teammates, providing them with the confidence and skills necessary to succeed at the Buckle. We recruit enthusiastic teammates with great communication skills and a sincere desire to fulfill our mission. As these teammates grow with the Buckle, we continually invest in their development and reinforce our message by hosting three manager meetings and three career meetings each year. We also focus on daily education, as we strive for perfection in the way we serve our guests.



JAMES E. SHADA
Executive Vice President of Sales


(PHOTO OF JAMES E. SHADA)


                       (GIFT CARD/CERTIFICATE SALE GRAPH)

 1999       2000      2001        2002        2003
 ----       ----      ----        ----        ----
5,219       5,742     6,278       7,037       8,254

           GIFT CARD/CERTIFICATE SALES
              (amounts in thousands)



                                                               (GIFT CARD PHOTO)

                                  LEFT: The gift that always fits! Sales of GIFT CARDS and GIFT CERTIFICATES have grown steadily in each of the last five years.

                                                                      TEAM.WORK.

WORKING AS AN ENTHUSIASTIC TEAM AND SHARING A PASSION FOR OUR PEOPLE, PRODUCT AND MISSION REQUIRES EXPERTISE AND EFFORT AT A MULTITUDE OF LEVELS. AT THE BUCKLE, TEAMWORK IS THE UNBREAKABLE THREAD THAT RUNS FROM THE SALES FLOOR THROUGH THE SUPPORT CENTER. CREATING MUTUALLY REWARDING RELATIONSHIPS IS THE CORE OF OUR SUCCESS.


                              (GRAPHIC OF PEOPLE)

MARKET.PLACE.

DEDICATED TEAMMATES, SUPPORTIVE MANAGEMENT, UNIQUE STORES - ADD FRESH PRODUCT AND WE'RE IN BUSINESS. IT'S BUCKLE CULTURE TO TAKE COLLECTIVE RESPONSIBILITY FOR DEVELOPING OUR PRODUCT. INPUT, IDEAS AND OPINIONS ARE WELCOMED AND SHARED FROM A WIDE RANGE OF SOURCES TO CREATE AN AUTHENTIC LIFESTYLE AND TRUE VALUE FOR OUR GUESTS.



                              (GRAPHIC OF PEOPLE)

                                                                   (BUCKLE LOGO)

                                                                    PRODUCT.MIX.

"DEVELOPING AND BUYING PRODUCT THAT WE KNOW IS GOING TO BE RIGHT FOR OUR GUESTS IS INCREDIBLY REWARDING. . . SEEING THE SMILE ON A GUEST'S FACE WHEN WE HELP THEM FIND THEIR FAVORITE OUTFIT IS TRULY SOMETHING YOU CAN'T PUT A PRICE TAG ON."

                                              - Bob Carlberg, Men's Merchandiser





This is a business of constant and exciting change. The Buckle team thrives on the dynamic nature of specialty retail. We continue to succeed because of our ability to anticipate evolving trends and successfully adjust our product mix. Our buying philosophy, partnered with the expertise of our buying team, gives us the ability to develop distinctive looks that fit each and every guest - setting the Buckle apart from other retailers.

Denim continues to be a key part of our business, just as it is a key part of our guests' daily lives. We are a destination for our guests' favorite denim in all its varied possibilities. We provide choices from a number of brand names as well as our private label, BKE; all of which offer a wide range of fits, finishes and details. It is this comfort and selection that our guests trust they can always find at the Buckle.

                                    Visit BUCKLE.COM. for the latest promotions,
                                                     fashion ideas and shopping.


                      (GRAPHIC)


                (DENIM SALES GRAPHIC)

 1999        2000      2001       2002        2003
 ----        ----      ----       ----        ----
93,734      104,445  111,733     131,504     152,612

                     DENIM SALES
               (amounts in thousands)


                      (GRAPHIC)

SALES.FLOOR.

EVERYTHING COMES TOGETHER IN THE STORE. ALL THE EFFORT, EXPERTISE AND ENERGY OF OUR TEAMMATES MERGE SEAMLESSLY. THE UNIQUENESS OF OUR NEW STORE DESIGN ENHANCES THE SHOPPING EXPERIENCE AND CONTINUES TO STRENGTHEN THE BUCKLE'S BRAND AND IMAGE.

                            (BUCKLE STORE GRAPHICS)

                                                                   [Buckle Logo]

                                                         SELECTED FINANCIAL DATA

                (dollar amounts in thousands except share and per share amounts)

                                                               FISCAL YEARS ENDED
                                        -----------------------------------------------------------------------
                                        JANUARY 31,     FEBRUARY 1,    FEBRUARY 2,    FEBRUARY 3,     JANUARY 29,
                                          2004            2003           2002          2001(a)          2000
                                        ---------       ---------      ---------      ---------       ---------
INCOME STATEMENT DATA
   Net sales                            $ 422,820       $ 401,060      $ 387,638      $ 393,247       $ 375,526
   Cost of sales (including
     buying, distribution and
     occupancy costs)                     279,901         269,533        259,645        262,146         243,517
                                        ---------       ---------      ---------      ---------       ---------
   Gross profit                           142,919         131,527        127,993        131,101         132,009
   Selling expenses                        79,668          74,754         69,786         69,635          64,876
   General and
     administrative expenses               15,045          10,979         10,939         10,365          11,004
                                        ---------       ---------      ---------      ---------       ---------
   Income from operations                  48,206          45,794         47,268         51,101          56,129
   Other income, net                        4,688           4,698          4,820          3,860           3,367
                                        ---------       ---------      ---------      ---------       ---------
   Income before income taxes
     and cumulative effect of
     change in accounting                  52,894          50,492         52,088         54,961          59,496
   Provision for income taxes              19,149          18,428         19,226         20,164          22,110
                                        ---------       ---------      ---------      ---------       ---------
   Income before cumulative effect
     of change in accounting            $  33,745       $  32,064      $  32,862      $  34,797       $  37,386
   Cumulative effect of change in
     accounting, net of taxes (b)            --              --             --             (270)           --
                                        ---------       ---------      ---------      ---------       ---------
   Net income                           $  33,745       $  32,064      $  32,862      $  34,527       $  37,386
                                        =========       =========      =========      =========       =========
   Basic income per share               $    1.60       $    1.52      $    1.59      $    1.68       $    1.72
                                        =========       =========      =========      =========       =========
   Diluted income per share             $    1.56       $    1.47      $    1.52      $    1.61       $    1.64
                                        =========       =========      =========      =========       =========
   Dividends per share (c)              $     .20       $    0.00      $    0.00      $    0.00       $    0.00
                                        =========       =========      =========      =========       =========
SELECTED OPERATING DATA
   Stores open at end of period               316             304            295            274             248
   Average sales per square
     foot, (gross sq. ft.)              $     274       $     274      $     279      $     309       $     334
   Average sales per store (000's)      $   1,350       $   1,334      $   1,352      $   1,482       $   1,581
   Comparable store sales change              1.1%          -0.5%          -6.2%          -6.0%             0.9%

BALANCE SHEET DATA
   Working capital                      $ 180,259       $ 143,952      $ 145,312      $ 115,148       $  86,040
   Long-term investments                $  52,647       $  54,548      $  32,556      $  20,688       $  21,542
   Total assets                         $ 337,880       $ 299,800      $ 264,657      $ 230,533       $ 198,546
   Long-term debt                            --              --             --             --              --
   Stockholders' equity                 $ 297,556       $ 264,672      $ 233,702      $ 194,066       $ 163,260

(a) consists of 53 weeks

(b) In fiscal 2000, the Company changed its method of revenue recognition for layaway sales in accordance with the guidance and interpretations provided by the SEC's SAB No. 101, Revenue Recognition.

(c) The Company declared and paid its first ever quarterly cash dividends of $.10 per share in both the third and fourth quarters of fiscal 2003.

[Buckle Logo]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table sets forth certain financial data expressed as a percentage of net sales and the percentage change in the dollar amount of such items compared to the prior period.

                                                         PERCENTAGE OF NET SALES                     PERCENTAGE INCREASE
                                                          FOR FISCAL YEARS ENDED                          (DECREASE)
                                               --------------------------------------------      ------------------------------
                                               JANUARY 31,     FEBRUARY 1,      FEBRUARY 2,               FISCAL YEAR
                                                  2004            2003             2002          2002 TO 2003     2001 TO 2002
                                               -----------     -----------      -----------      ------------     -------------
INCOME STATEMENT DATA
   Net sales                                     100.0%           100.0%           100.0%             5.4%            3.5%
   Cost of sales (including buying,
     distribution and occupancy costs)            66.2%            67.2%            67.0%             3.8%            3.8%
                                                 -----            -----            -----            -----           -----
   Gross profit                                   33.8%            32.8%            33.0%             8.7%            2.8%
   Selling expenses                               18.8%            18.7%            18.0%             6.6%            7.1%
   General and administrative expenses             3.6%             2.7%             2.8%            37.0%            0.4%
                                                 -----            -----            -----            -----           -----
   Income from operations                         11.4%            11.4%            12.2%             5.3%          -3.1%
   Other income                                    1.1%             1.2%             1.2%           -0.2%           -2.5%
                                                 -----            -----            -----            -----           -----
   Income before income taxes                     12.5%            12.6%            13.4%             4.8%          -3.1%
   Provision for income taxes                      4.5%             4.6%             4.9%             3.9%          -4.2%
                                                 -----            -----            -----            -----           -----
   Net income                                      8.0%             8.0%             8.5%             5.2%          -2.4%
                                                 =====            =====            =====            =====           =====

FISCAL 2003 COMPARED TO FISCAL 2002

Net sales increased from $401.1 million in fiscal 2002 to $422.8 million in fiscal 2003, a 5.4% increase. Comparable store sales increased by $4.4 million, or 1.1% for the 52 weeks ended January 31, 2004 compared to the same 52-week period in the prior year. The Company had 1.0% sales growth in fiscal 2003 that was attributable to the inclusion of a full year of operating results in fiscal 2003 for stores opened in fiscal 2002 and 3.3% growth from the opening of 16 new stores in fiscal 2003.

The Company's average retail price per piece of merchandise decreased $0.72 per piece, approximately 2%, in fiscal 2003 compared to fiscal 2002. The change was primarily due to a decrease in footwear price points of approximately 20%, a 7% decrease in knit shirt price points and a 7% decrease in outerwear price points. These decreases were partially offset by increased price points for denims, casual pants, woven shirts, active sportswear and accessories. Average sales per square foot were $274, which was even with the prior fiscal year.

Gross profit after buying, distribution and occupancy costs increased $11.4 million in fiscal 2003 to $142.9 million, an 8.7% increase. As a percentage of net sales, gross profit increased from 32.8% in fiscal 2002 to 33.8% in fiscal 2003. The increase was primarily attributable to an improvement in actual merchandise margins of over 1%, as a percentage of the Company's net sales for the fiscal year; achieved through fewer markdowns, timely sell-throughs on new product and an increase in sales of private label merchandise, which achieves a higher margin. This improvement was partially offset by slightly higher occupancy costs, up 0.27% as a percentage of net sales. Merchandise shrinkage remained the same at 0.6% of net sales for both fiscal 2003 and fiscal 2002.

                                                                   [Buckle Logo]

Selling expenses increased from $74.8 million for fiscal 2002 to $79.7 million for fiscal 2003, a 6.6% increase. Selling expenses as a percent of net sales increased from 18.7% for fiscal 2002 to 18.8% for fiscal 2003. The increase was primarily attributable to higher bonuses for store managers, an increase of 0.14% as a percentage of net sales, and higher bankcard fees, an increase of 0.07% as a percentage of net sales. These increases were partially offset by slight reductions in spending for advertising, travel and selling supplies, as a percentage of net sales, during fiscal 2003 compared to fiscal 2002.

General and administrative expenses increased from $11.0 million in fiscal 2002 to $15.0 million in fiscal 2003, a 37.0% increase. As a percentage of net sales, general and administrative expense increased from 2.7% for fiscal 2002 to 3.6% for fiscal 2003. The increase in general and administrative expense, as a percentage of net sales, resulted primarily from recording compensation expense from restricted stock grants during fiscal 2003 and from recognizing a loss on disposal of assets for fiscal 2003 compared to a gain on disposal of assets for fiscal 2002. The restricted stock compensation of $1.6 million for the fiscal year accounted for 0.4% of the increase as a percentage of net sales, and the loss on disposal of assets of $0.7 million and accounted for 0.17% of the increase, with other minor increases across several expense categories.

As a result of the above changes, the Company's income from operations increased $2.4 million to $48.2 million for fiscal 2003, a 5.3% increase compared to fiscal 2002. Income from operations was 11.4% as a percentage of net sales in both fiscal 2002 and fiscal 2003.

Other income for fiscal 2003 decreased 0.2% from fiscal 2002 to $4.7 million. The decrease is primarily due to a reduction in interest income, as interest rates continued to be lower in fiscal 2003 compared with fiscal 2002; although balances in cash and investments were higher during fiscal 2003 than they were during the prior fiscal year.

Income tax expense as a percentage of pre-tax income was 36.2% in fiscal 2003 compared to 36.5% in fiscal 2002, bringing net income to $33.7 million for fiscal 2003 versus $32.1 million for fiscal 2002, an increase of 5.2%.

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

The Company's average retail price per piece of merchandise decreased $0.30 per piece in fiscal 2002 compared to fiscal 2001, primarily due to 22.4% lower price points in footwear, as well as, from a decline in footwear sales as a percentage of net sales. Other categories with price point decreases were sweaters and accessories. These decreases were partially offset by increased price points for denims, casual pants, knit shirts, outerwear and active sportswear. Average sales per square foot decreased 1.8% from $279 to $274.

Gross profit after buying, distribution and occupancy costs increased $3.5 million in fiscal 2002 to $131.5 million, a 2.8% increase. As a percentage of net sales, gross profit decreased from 33.0% in fiscal 2001 to 32.8% in fiscal 2002. The decrease was primarily attributable to higher occupancy costs, which increased 0.68% as a percentage of net sales for the fiscal year and higher distribution costs. These increased costs were partially offset by an improvement in the actual merchandise margins of 0.57%, as a percentage of net sales. Gross margin was also impacted by the decrease in merchandise shrinkage which fell to 0.6% in fiscal 2002 compared to 0.7% in fiscal 2001.

[Buckle Logo]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Selling expenses increased from $69.8 million for fiscal 2001 to $74.8 million for fiscal 2002, a 7.1% increase. Selling expenses as a percent of net sales increased from 18.0% for fiscal 2001 to 18.7% for fiscal 2002. The increase was primarily attributable to higher payroll expense, up 0.43% as a percentage of net sales, higher advertising expenses, up 0.14% as a percentage of net sales, and higher travel expenses, up 0.10% as a percentage of net sales. These higher costs were partially due to a decline in leverage provided by comparable store sales.

General and administrative expenses increased from $10.9 million in fiscal 2001 to $11.0 million in fiscal 2002, a 0.4% increase. As a percentage of net sales, general and administrative expense decreased from 2.8% for fiscal 2001 to 2.7% for fiscal 2002. Decreases in general and administrative expenses, as a percentage of net sales, resulted primarily from a gain on sales of assets which reduced the general and administrative expense by 0.14%, as a percentage of net sales, plus slight decreases in bonus expense and general supplies expense. These changes were partially offset by increased personal property tax expense for the year.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary ongoing cash requirements are for inventory, payroll, dividend payments, new store expansion, and remodeling. Historically, the Company's primary source of working capital has been cash flow from operations. The Company declared and paid its first ever quarterly cash dividends of $.10 per share in both the third and fourth quarters of fiscal 2003. The Company plans to continue its quarterly dividends during fiscal 2004. During fiscal 2003, 2002 and 2001 the Company's cash flow from operations was $53.0 million, $42.8 million, and $43.4 million, respectively. During fiscal 2003, 2002 and 2001, the Company also used cash for repurchasing shares of the Company's common stock. In fiscal 2003, the Company purchased 152,300 shares at a cost of $2.9 million. The Company purchased 119,125 shares in fiscal 2002, at a cost of $2.0 million and 79,200 shares in fiscal 2001 at a cost of $1.3 million. The Company has available an unsecured line of credit of $17.5 million with Wells Fargo Bank, N.A. for operating needs and letters of credit. The note provides that outstanding letters of credit cannot exceed $10 million. Borrowings under the line of credit note provide for interest to be paid at a rate equal to the prime rate established by the Bank. As of January 31, 2004, the Company's working capital was $180.3 million, including $120.0 million of cash and cash equivalents.

The Company has, from time to time, borrowed against these lines of credit during periods of peak inventory build-up. There were immaterial borrowings during fiscal 2003, 2002 and fiscal 2001. The Company had no bank borrowings as of January 31, 2004.

During fiscal 2003, 2002, and 2001, the Company invested $14.5 million, $12.9 million, and $10.3 million, respectively, in new store construction, store renovation and upgrading store technology, net of any construction allowances received from

                                                                   [Buckle Logo]

landlords. The Company also spent $0.8 million, $0.6 million, and $0.4 million, in fiscal 2003, 2002, and 2001, respectively, in capital expenditures for the corporate headquarters and distribution facility. In the third quarter of fiscal 2002, the Company purchased a used Citation X aircraft and sold its Citation III aircraft at a net additional cost of $9.1 million.

During fiscal 2004, the Company anticipates completing approximately 20 store construction projects, including approximately 12 new stores and approximately 8 stores to be remodeled and/or relocated. As of March 2004, leases for eight new stores have been signed, and leases for seven additional locations are under negotiation; however, exact new store openings, remodels and relocations may vary from those anticipated. The average cost of opening a new store during fiscal 2003 was approximately $710,000, including construction costs of approximately $560,000 and inventory costs of approximately $150,000, net of payables. Management estimates that total capital expenditures during fiscal 2004 will be approximately $25.1 million, before estimated landlord allowances, of $3.1 million. The Company believes that existing cash and cash flow from operations will be sufficient to fund current and long-term anticipated capital expenditures and working capital requirements for the next several years. However, future conditions may reduce the availability of funds based upon factors such as a decrease in demand for the Company's product, change in product mix, competitive factors and general economic conditions as well as other risks and uncertainties.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations are based upon The Buckle, Inc.'s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires that management make estimates and judgments that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the financial statement date, and the reported amounts of sales and expenses during the reporting period. The Company regularly evaluates its estimates, including those related to merchandise returns, inventory, health care costs and income taxes. Management bases its estimates on past experience and on various other factors that are thought to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company's certain critical accounting policies are listed below.

1. Revenue Recognition. Sales are recorded upon the purchase of merchandise by customers. Revenue is not recorded when gift cards and gift certificates are sold, but rather when a card is redeemed for merchandise. A current liability is recorded at the time of card purchases. The Company establishes a liability for estimated merchandise returns based upon historical sales return results. Customer returns could potentially exceed those reserved for, reducing future net sales results.

2. Inventory. Inventory is valued at the lower of cost or market. Cost is determined using the average cost method that approximates the first-in, first-out (FIFO) method. Management makes adjustments to inventory and cost of goods sold based upon estimates to reserve for merchandise obsolescence and markdowns that could affect market value, based on assumptions regarding current inventory levels versus future demand and market conditions. Such judgments could vary significantly from actual results, either favorably or unfavorably, due to fluctuations in future economic conditions, consumer demand and the competitive environment. We are not aware of any events, conditions or changes in demand or price that would indicate to us that our inventory valuation may be materially inaccurate at this time.

3. Health Care Costs. The Company is self-funded for health and dental claims up to $80,000 per individual per plan year. This plan covers eligible employees and management makes estimates at period end to record a reserve for future

[BUCKLE LOGO]





MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      claims. The number and amount of claims submitted could vary from the amounts reserved, affecting current and future net earnings results.

4. Income Taxes. Current income tax expense is the amount of income taxes expected to be payable for the current fiscal year. The Company records a deferred tax asset and liability for expected future tax consequences resulting from temporary differences between financial reporting and tax bases of assets and liabilities. The Company considers future taxable income and ongoing tax planning in assessing the value of its deferred tax assets. If the Company determines that it is more than likely that these assets will not be realized, the Company would reduce the value of these assets to their expected realizable value, thereby decreasing net income. Estimating the value of these assets is based upon the Company's judgment. If the Company subsequently determined that the deferred tax assets, which had been written down, would be realized in the future, such value would be increased. Adjustment would be made to increase net income in the period such determination was made.

OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL OBLIGATIONS AND COMMERCIAL
COMMITMENTS

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

The following tables identify the material obligations and commitments as of January 31, 2004:

                                                                   PAYMENTS DUE BY PERIOD
                                       -----------------------------------------------------------------------------
Contractual obligations                 Total          Less than         1-3 years        4-5 years          After 5
(dollar amounts in thousands)                           1 year                                                years
                                       --------          -------          -------          --------          -------
Long term debt                         $     --          $    --          $    --          $     --          $    --
Purchase obligations                   $  1,137          $ 1,137          $    --          $     --          $    --
Deferred compensation                  $  1,467          $    --          $    --          $     --          $ 1,467
Operating leases                       $213,984          $29,783          $58,269          $ 49,825          $76,107
                                       --------          -------          -------          --------          -------
Total contractual obligations          $216,588          $30,920          $58,269          $ 49,825          $77,574
                                       ========          =======          =======          ========          =======

                                                 AMOUNTS OF COMMITMENT EXPIRATION PER PERIOD
                                   ---------------------------------------------------------------------
Other commercial commitments       Total Amounts      Less than      1-3 years     4-5 years     After 5
(dollar amounts in thousands)        Committed         1 year                                     years
                                   -------------      ---------      ---------     ---------     -------
Lines of credit                       $17,500          $17,500          $ --          $ --        $ --
                                      -------          -------          ----          ----        ----
Total commercial commitments          $17,500          $17,500          $ --          $ --        $ --
                                      =======          =======          ====          ====        ====

                                                                   [BUCKLE LOGO]


SEASONALITY AND INFLATION

The Company's business is seasonal, with the holiday season (from approximately November 15 to December 30) and the back-to-school season (from approximately July 15 to September 1) historically contributing the greatest volume of net sales. For fiscal years 2003, 2002, and 2001, the Christmas and back-to-school seasons accounted for an average of approximately 40% of the Company's fiscal year net sales. Although the operations of the Company are influenced by general economic conditions, the Company does not believe that inflation has had a material effect on the results of operations during the past three fiscal years. Quarterly results may vary significantly depending on a variety of factors including the timing and amount of sales and costs associated with the opening of new stores, the timing and level of markdowns, the timing of store closings, the remodeling of existing stores, competitive factors and general economic conditions.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement concludes the first phase of the Board's redeliberations of the Exposure Draft, Accounting for Financial Instruments with Characteristics of Liabilities, Equity, or Both. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a significant impact on the financial position, results of operations, or cash flows of the Company.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The adoption of FIN 46 did not have a significant impact on the Company's financial position, results of operations or cash flows.

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

[BUCKLE LOGO]

BALANCE SHEETS

(dollar amounts in thousands except share and per share amounts)

                                                             JANUARY 31,          FEBRUARY 1,
ASSETS                                                          2004                2003
                                                             -----------          -----------
CURRENT ASSETS:
   Cash and cash equivalents                                  $ 119,976           $  92,976
   Investments (Note B)                                          23,346              15,450
   Accounts receivable, net of allowance of $181 and
     $217, respectively                                           3,585               1,390
   Inventory                                                     61,156              60,041
   Prepaid expenses and other assets (Note E)                     9,563               8,277
                                                              ---------           ---------
        Total current assets                                    217,626             178,134
                                                              ---------           ---------
PROPERTY AND EQUIPMENT (Note C):                                139,434             130,013
   Less accumulated depreciation and amortization               (73,134)            (65,407)
                                                              ---------           ---------
                                                                 66,300              64,606
                                                              ---------           ---------
LONG-TERM INVESTMENTS (Note B)                                   52,647              54,548
OTHER ASSETS (Notes E and F)                                      1,307               2,512
                                                              ---------           ---------
                                                              $ 337,880           $ 299,800
                                                              =========           =========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable                                           $  14,207           $  13,318
   Accrued employee compensation                                 12,171              10,556
   Accrued store operating expenses                               5,127               4,487
   Gift certificates redeemable                                   3,102               2,855
   Income taxes payable                                           2,760               2,966
                                                              ---------           ---------
        Total current liabilities                                37,367              34,182

DEFERRED COMPENSATION (Note H)                                    1,467                 946
DEFERRED TAX LIABILITY (Note E)                                   1,490                  --
                                                              ---------           ---------
          Total liabilities                                      40,324              35,128
                                                              ---------           ---------
COMMITMENTS (Notes D and G)

STOCKHOLDERS' EQUITY (Note I):
   Common stock, authorized 100,000,000 shares of $.01 par
     value; issued and outstanding; 21,484,316 and
     21,045,404 shares, respectively                                215                 210

   Additional paid-in capital                                    24,245              18,089
   Retained earnings                                            275,836             246,373
   Unearned compensation - restricted stock                      (2,740)                 --
                                                              ---------           ---------
        Total stockholders' equity                              297,556             264,672
                                                              ---------           ---------
                                                              $ 337,880           $ 299,800
                                                              =========           =========

See notes to financial statements.

                                                                   [BUCKLE LOGO]

                                                            STATEMENTS OF INCOME

                          (dollar amounts in thousands except per share amounts)

                                                                   FISCAL YEARS ENDED
                                                      -----------------------------------------------
                                                      JANUARY 31,       FEBRUARY 1,       FEBRUARY 2,
                                                         2004              2003              2002
                                                      -----------       -----------       -----------
SALES, Net of returns and allowances of
   $32,364, $31,826 and $28,278, respectively          $422,820          $401,060          $387,638

COST OF SALES (Including buying, distribution
   and occupancy costs)                                 279,901           269,533           259,645
                                                       --------          --------          --------
     Gross profit                                       142,919           131,527           127,993
                                                       --------          --------          --------
OPERATING EXPENSES:
   Selling                                               79,668            74,754            69,786
   General and administrative                            15,045            10,979            10,939
                                                       --------          --------          --------
                                                         94,713            85,733            80,725
                                                       --------          --------          --------
INCOME FROM OPERATIONS                                   48,206            45,794            47,268

OTHER INCOME, Net                                         4,688             4,698             4,820
                                                       --------          --------          --------
INCOME BEFORE INCOME TAXES                               52,894            50,492            52,088
PROVISION FOR INCOME TAXES (Note E)                      19,149            18,428            19,226
                                                       --------          --------          --------
NET INCOME                                             $ 33,745          $ 32,064          $ 32,862
                                                       ========          ========          ========
EARNINGS PER SHARE (Note J):
   Basic                                               $   1.60          $   1.52          $   1.59
                                                       ========          ========          ========
   Diluted                                             $   1.56          $   1.47          $   1.52
                                                       ========          ========          ========

See notes to financial statements.

(BUCKLE LOGO)

STATEMENTS OF STOCKHOLDERS' EQUITY

(dollar amounts in thousands)

                                                                                              ACCUMULATED
                                                                                                 OTHER
                                                        ADDITIONAL                           COMPREHENSIVE
                                                COMMON   PAID-IN    RETAINED     UNEARNED        INCOME                COMPREHENSIVE
                                                STOCK    CAPITAL    EARNINGS   COMPENSATION      (LOSS)       TOTAL       INCOME
                                                -----    -------    --------   ------------      ------       -----       ------
BALANCE, February 4, 2001                       $204     $13,006    $181,447     $  (620)        $ 29       $194,066
   Comprehensive income:
     Net income                                   --          --      32,862          --           --         32,862     $ 32,862
     Unrealized loss on available-for-sale
        securities, net of taxes of $24           --          --          --          --          (41)           (41)         (41)
                                                                                                                         --------
          Total comprehensive income                                                                                     $ 32,821
                                                                                                                         ========
   Common stock (869,272 shares)
     issued on exercise of stock options           9       3,900          --          --           --          3,909
   Amortization of restricted stock issuance      --          --          --         126           --            126
   Forfeited restricted stock (53,191 shares)     (1)     (1,113)         --         368           --           (746)
   Common stock (79,200 shares)
     purchased and retired                        (1)     (1,280)         --          --           --         (1,281)
   Tax benefit related to exercise of
     employee stock options                       --       4,807          --          --           --          4,807
                                                ----     -------    --------     -------         ----       --------     --------
BALANCE, February 2, 2002                        211      19,320     214,309        (126)         (12)       233,702
   Comprehensive income:
     Net income                                   --          --      32,064          --           --         32,064     $ 32,064
     Reclassification adjustment for losses
        included in net income, net of taxes
        of $7                                     --          --          --          --           12             12           12
                                                                                                                         --------
          Total comprehensive income                                                                                     $ 32,076
                                                                                                                         ========
   Common stock (48,991 shares)
     issued on exercise of stock options          --         574          --          --           --            574
   Amortization of restricted stock
     issuance                                     --          --          --         126           --            126
   Common stock (119,125 shares)
     purchased and retired                        (1)     (1,987)         --          --           --         (1,988)
   Tax benefit related to exercise of
     employee stock options                       --         182          --          --           --            182
                                                ----     -------    --------     -------         ----       --------     --------
BALANCE, February 1, 2003                        210      18,089     246,373          --           --        264,672
   Comprehensive income:
     Net income                                   --          --      33,745          --           --         33,745     $ 33,745
                                                                                                                         ========
   Dividends paid on common stock,
     $.10 per share                               --          --      (4,282)         --           --         (4,282)
   Common stock (421,485 shares)
     issued on exercise of stock options           4       2,505          --          --           --          2,509
   Restricted stock grants (169,840 shares)        2       4,373          --      (4,375)          --             --
   Amortization of restricted stock grant         --          --          --       1,635           --          1,635
   Common stock (152,300 shares)
     purchased and retired                        (1)     (2,907)         --          --           --         (2,908)
   Tax benefit related to exercise of
     employee stock options                       --       2,185          --          --           --          2,185
                                                ----     -------    --------     -------         ----       --------     --------
BALANCE, January 31, 2004                       $215     $24,245    $275,836     $(2,740)        $ --       $297,556
                                                ====     =======    ========     =======         ====       ========     ========

See notes to financial statements.

                                                                   (BUCKLE LOGO)

                                                        STATEMENTS OF CASH FLOWS

                                                   (dollar amounts in thousands)

                                                                                   FISCAL YEARS ENDED
                                                                      -------------------------------------------
                                                                      JANUARY 31,     FEBRUARY 1,     FEBRUARY 2,
                                                                         2004            2003            2002
                                                                      ---------       ---------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                         $  33,745       $  32,064       $  32,862
   Adjustments to reconcile net income to net cash flows
     from operating activities:
        Depreciation                                                     12,977          12,323          12,007
        Amortization of unearned compensation - restricted stock          1,635             126             126
        Forfeiture of restricted stock                                       --              --            (746)
        Deferred taxes                                                    1,642            (319)           (307)
        Loss (gain) on disposal of assets                                   663             (53)            512
        Changes in operating assets and liabilities:
          Accounts receivable                                            (2,195)            631              47
          Inventory                                                      (1,115)         (5,744)             95
          Prepaid expenses                                                1,929            (370)           (459)
          Accounts payable                                                  889           2,185          (2,570)
          Accrued employee compensation                                   1,615            (199)           (998)
          Accrued store operating expenses                                  640             256             159
          Gift certificates redeemable                                      247             373             283
          Deferred compensation                                             521             (11)            107
          Income taxes payable                                             (206)          1,569           2,314
                                                                      ---------       ---------       ---------
             Net cash flows from operating activities                    52,987          42,831          43,432
                                                                      ---------       ---------       ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment                                   (15,356)        (25,633)        (10,734)
   Proceeds from sale of property and equipment                              22           3,049               4
   Increase in other assets                                                (498)            (40)           (431)
   Purchase of investments                                              (39,596)        (50,157)        (21,973)
   Proceeds from sales and maturities of investments                     34,122          22,425          19,834
                                                                      ---------       ---------       ---------
             Net cash flows from investing activities                   (21,306)        (50,356)        (13,300)
                                                                      ---------       ---------       ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from the exercise of stock options                            2,509             574           3,909
   Purchases of common stock                                             (2,908)         (1,988)         (1,281)
   Payment of dividends                                                  (4,282)             --              --
                                                                      ---------       ---------       ---------
             Net cash flows from financing activities                    (4,681)         (1,414)          2,628
                                                                      ---------       ---------       ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                     27,000          (8,939)         32,760
CASH AND CASH EQUIVALENTS, Beginning of year                             92,976         101,915          69,155
                                                                      ---------       ---------       ---------
CASH AND CASH EQUIVALENTS, End of year                                $ 119,976       $  92,976       $ 101,915
                                                                      =========       =========       =========

See notes to financial statements.

(BUCKLE LOGO)

NOTES TO FINANCIAL STATEMENTS

FISCAL YEARS ENDED JANUARY 31, 2004, FEBRUARY 1, 2003 AND FEBRUARY 2, 2002

(dollar amounts are in thousands except share and per share amounts)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR - The Buckle, Inc. (the Company) has its fiscal year end on the Saturday nearest January 31. All references in these financial statements to fiscal years are to the calendar year in which the fiscal year begins. Fiscal 2003, 2002 and 2001 represent the 52-week periods ended January 31, 2004, February 1, 2003 and February 2, 2002, respectively.

NATURE OF OPERATIONS - The Company is a retailer of medium to better priced casual apparel, footwear and accessories for fashion conscious young men and women operating 316 stores located in 38 states throughout the central, northwestern and southern regions of the United States, as of January 31, 2004.

During fiscal 2003, the Company opened sixteen new stores, substantially renovated sixteen stores and closed four stores. During fiscal 2002, the Company opened eleven new stores, substantially renovated eight stores, and closed two stores. During fiscal 2001, the Company opened twenty-four new stores, substantially renovated eight stores and closed three stores.

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

ADVERTISING COSTS - Advertising costs are expensed as incurred and amounted to $4,304, $4,404 and $3,706 for fiscal years 2003, 2002 and 2001, respectively.

STOCK-BASED COMPENSATION - The Company has several stock-based employee compensation plans, which are described more fully in Note I. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Compensation cost related to stock-based compensation was $1,635, $126 and $126 for the fiscal years ended 2003, 2002 and 2001, respectively. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

                                                                   [BUCKLE LOGO]


                                                                                    FISCAL YEAR
                                                                    ------------------------------------------
                                                                       2003            2002            2001
                                                                    ----------      ----------      ----------
Net income, as reported                                             $   33,745      $   32,064      $   32,862
Add: Stock-based employee compensation expense
   included in reported net income, net of related tax effects           1,037              80              80
Deduct: Total stock-based employee compensation expense
   determined under fair value based method for all awards,
   net of related tax effects                                           (3,740)         (4,117)         (3,706)
                                                                    ----------      ----------      ----------
Pro forma net income                                                $   31,042      $   28,027      $   29,236
                                                                    ==========      ==========      ==========
Earnings per share:
   Basic - as reported                                              $     1.60      $     1.52      $     1.59
                                                                    ==========      ==========      ==========
   Basic - pro forma                                                $     1.47      $     1.33      $     1.41
                                                                    ==========      ==========      ==========
   Diluted - as reported                                            $     1.56      $     1.47      $     1.52
                                                                    ==========      ==========      ==========
   Diluted - pro forma                                              $     1.43      $     1.28      $     1.35
                                                                    ==========      ==========      ==========

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

COMPREHENSIVE INCOME - Comprehensive income consists of net income and unrealized gains and losses on available-for-sale securities. Unrealized gains and losses on the Company's available-for-sale securities are included in accumulated other comprehensive income (loss) and are separately included as a component of stockholders' equity, net of related income taxes.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those

[BUCKLE LOGO]

NOTES TO FINANCIAL STATEMENTS

(dollar amounts are in thousands except share and per share amounts)

instruments were previously classified as equity. This Statement concludes the first phase of the Board's redeliberations of the Exposure Draft, Accounting for Financial Instruments with Characteristics of Liabilities, Equity, or Both. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a significant impact on the financial position, results of operations, or cash flows of the Company.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The adoption of FIN 46 did not have a significant impact on the Company's financial position, results of operations or cash flows.

B. INVESTMENTS

The following is a summary of investments as of January 31, 2004:

                                                  GROSS          GROSS        ESTIMATED
                                  AMORTIZED    UNREALIZED     UNREALIZED         FAIR
                                    COST          GAINS         LOSSES          VALUE
                                  --------      --------       --------       --------
Held-to-Maturity Securities:
   State and municipal bonds      $ 64,974      $  1,029       $    (69)      $ 65,934
   U.S. corporate bonds              2,552            19             (7)         2,564
   U.S. treasuries                   7,000             6            (24)         6,982
                                  --------      --------       --------       --------
                                  $ 74,526      $  1,054       $   (100)      $ 75,480
                                  ========      ========       ========       ========
Trading Securities:
   Mutual funds                   $  1,207      $    260       $     --       $  1,467
                                  ========      ========       ========       ========

                                                                   (BUCKLE LOGO)

The following is a summary of investments as of February 1, 2003:

                                                  GROSS          GROSS        ESTIMATED
                                  AMORTIZED    UNREALIZED     UNREALIZED         FAIR
                                    COST          GAINS         LOSSES          VALUE
                                  --------      --------       --------       --------
Held-to-Maturity Securities:
   State and municipal bonds      $ 64,499      $  1,145       $   (291)      $ 65,353
   U.S. corporate bonds              2,353            --            (19)         2,334
   U.S. treasuries                   2,200             5             --          2,205
                                  --------      --------       --------       --------
                                  $ 69,052      $  1,150       $   (310)      $ 69,892
                                  ========      ========       ========       ========
Trading Securities:
   Mutual funds                   $  1,397      $     --       $   (451)      $    946
                                  ========      ========       ========       ========

Trading securities have been classified in long-term investments. These trading securities are held in a Rabbi Trust and are intended to fund the Company's deferred compensation plan (See Note H).

The amortized cost and fair value of debt securities by contractual maturity at January 31, 2004 is as follows:

                    AMORTIZED      FAIR
                      COST         VALUE
                      ----         -----
2004                $ 23,346     $ 23,417
2005                  16,773       17,006
2006                  14,034       14,232
2007                   8,858        8,987
2008                   5,097        5,224
Thereafter             6,418        6,614
                       -----        -----
                    $ 74,526     $ 75,480
                    --------     --------

At January 31, 2004 and February 1, 2003, held to maturity investments of $51,180 and $53,602 are classified in long-term investments.

(BUCKLE LOGO)

NOTES TO FINANCIAL STATEMENTS

(dollar amounts are in thousands except share and per share amounts)

C. PROPERTY AND EQUIPMENT

A summary of the cost of property and equipment follows:

                                                    JANUARY 31,        FEBRUARY 1,
                                                       2004               2003
                                                     --------           --------
Land                                                 $    917           $    917
Building and improvements                               8,908              8,449
Office equipment                                        3,120              3,373
Transportation equipment                               15,778             15,629
Leasehold improvements                                 46,043             41,325
Furniture and fixtures                                 58,254             52,596
Shipping/receiving equipment                            4,231              4,218
Screenprinting equipment                                  102                102
Construction-in-progress                                2,081              3,404
                                                     --------           --------
                                                     $139,434           $130,013
                                                     ========           ========

D. FINANCING ARRANGEMENTS

The Company has available an unsecured line of credit of $17.5 million of which $10 million is available for letters of credit. Borrowings under the line of credit and letter of credit provide for interest to be paid at a rate equal to the prime rate as set by the Wells Fargo Bank, N.A. index on the date of the borrowings. There were no bank borrowings at January 31, 2004 and February 1, 2003. There were immaterial bank borrowings during fiscal 2003, 2002 and 2001. The Company had outstanding letters of credit totaling $799 and $1,650 at January 31, 2004 and February 1, 2003, respectively.

E. INCOME TAXES

The provision for income taxes consists of:

                                                   FISCAL YEAR
                                  ---------------------------------------------
                                    2003              2002               2001
                                  --------          --------           --------
Current:
   Federal                        $ 14,622          $ 15,857           $ 16,214
   State                             2,885             2,890              3,319
Deferred                             1,642              (319)              (307)
                                  --------          --------           --------
Total                             $ 19,149          $ 18,428           $ 19,226
                                  ========          ========           ========

                                                                   (BUCKLE LOGO)

Total tax expense for the year varies from the amount which would be provided by applying the statutory income tax rate to earnings before income taxes. The primary reasons for this difference (expressed as a percent of pre-tax income) are as follows:

                                                       FISCAL YEAR
                                            ----------------------------------
                                             2003          2002          2001
                                            ------        ------        ------
Statutory rate                                35.0%         35.0%         35.0%
State income tax effect                        3.9           3.9           4.3
Tax exempt interest income                    (2.8)         (2.6)         (2.5)
Other                                          0.1           0.2           0.1
                                            ------        ------        ------
Effective tax rate                            36.2%         36.5%         36.9%
                                            ======        ======        ======

Deferred tax assets and liabilities are comprised of the following:

                                                         JANUARY 31,   FEBRUARY 1,
                                                             2004          2003
                                                           -------       -------
Deferred tax assets (liabilities):
   Inventory                                               $ 1,620       $ 1,351
   Stock-based compensation                                  1,108           666
   Accrued compensation                                        806           574
   Accrued store operating costs                               588           455
   Unrealized (gain) loss on trading securities                (98)          169
   Capital loss carry forward on trading securities            145            --
   Gift certificates redeemable                                 90            99
   Allowance for doubtful accounts                              68            81
   Property and equipment                                   (2,275)          299
                                                           -------       -------
                                                           $ 2,052       $ 3,694
                                                           =======       =======

At January 31, 2004 and February 1, 2003, respectively, the net current deferred tax assets of $3,542 and $2,512 are classified in prepaid expenses and other assets and a net non-current deferred tax asset of $1,182 is classified in other assets at February 1, 2003. The net non-current deferred tax liability at January 31, 2004 is $1,490.

Cash paid for income taxes was $15,527, $17,662 and $17,449 in fiscal years 2003, 2002 and 2001, respectively.

F. RELATED PARTY TRANSACTIONS

Included in other assets is a note receivable of $855 and $825 at January 31, 2004 and February 1, 2003, respectively, from a life insurance trust fund controlled by the Company's Chairman. The note is secured by a life insurance policy on the Chairman.

(BUCKLE LOGO)

NOTES TO FINANCIAL STATEMENTS

(dollar amounts are in thousands except share and per share amounts)

G. LEASE COMMITMENTS

The Company conducts its operations in leased facilities under numerous noncancellable operating leases expiring at various dates through 2015. Most of the Company's stores have lease terms of approximately ten years and generally do not contain renewal options. Operating lease base rental expense for fiscal 2003, 2002 and 2001 was $29,897, $27,611 and $25,650, respectively. Most of the rental payments are based on a minimum annual rental plus a percentage of sales in excess of a specified amount. Percentage rents for fiscal 2003, 2002 and 2001 were $403, $656 and $821, respectively. Total future minimum rental commitments under these operating leases are as follows:

FISCAL YEAR
-----------
2004                                    $  29,783
2005                                       30,246
2006                                       28,023
2007                                       25,562
2008                                       24,263
Thereafter                                 76,107
                                        ---------
Total minimum payments required         $ 213,984
                                        =========

H. EMPLOYEE BENEFITS

The Company has a 401(k) profit sharing plan covering all eligible employees who desire to participate. Contributions to the plan are based upon the amount of the employees' deferrals and the employer's matching formula. The Company may contribute to the plan at its discretion. The total expense under the profit sharing plan was $567, $600 and $561 for fiscal years 2003, 2002 and 2001, respectively.

The Buckle, Inc. Deferred Compensation Plan covers the Company's executive officers. The plan is funded by participant contributions and a specified annual Company matching contribution not to exceed 6% of the participant's compensation. The Company's contributions were $56, $66 and $65 for fiscal years 2003, 2002 and 2001, respectively.

I. STOCK-BASED COMPENSATION

The Company has several stock option plans that provide for granting of options to purchase common stock to designated employees, officers and directors. The options may be in the form of incentive stock options or nonqualified stock options, and are granted at fair market value on the date of grant. The options generally expire ten years from the date of grant. At January 31, 2004, 375,636 shares of common stock were available for grant under the various option plans of which 182,150 shares were available to executive officers of the Company.

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

                                                                   (BUCKLE LOGO)

prior to the vesting of the restricted common stock awarded pursuant to this plan, unearned compensation was reduced $368 and compensation expense was reduced $325 in fiscal 2001 for previously amortized compensation expense.

During fiscal year 2003, the Company granted 169,840 shares of restricted common stock upon approval of the Board of Directors. These grants resulted in $1,635 of compensation expense during fiscal 2003. These shares will vest January 29, 2005 and the remaining unearned compensation expense will be amortized into compensation expense during fiscal 2004.

The weighted average fair value of options granted during the year under the SFAS No. 123 methodology was $15.74, $15.68 and $13.76 per option for fiscal 2003, 2002 and 2001, respectively. The fair value of options granted under the Plans was estimated at the date of grant using a Black-Sholes option pricing model with the following assumptions:

                                          2003          2002          2001
                                          ----          ----          ----
Risk-free interest rate                   4.25%         4.50%         5.00%
Dividend yield                            0.00%         0.00%         0.00%
Expected volatility                       64.0%         62.0%         54.0%
Expected life (years)                    7 years       7 years       7 years

A summary of the Company's stock-based compensation activity related to stock options for the last three fiscal years is as follows:

                                           2003                             2002                             2001
                               ---------------------------      ---------------------------      ---------------------------
                                                 WEIGHTED                         WEIGHTED                         WEIGHTED
                                                  AVERAGE                          AVERAGE                          AVERAGE
                                                 EXERCISE                         EXERCISE                         EXERCISE
                                 NUMBER            PRICE          NUMBER            PRICE          NUMBER            PRICE
Outstanding - beginning
   of year                      3,867,377       $    16.10       3,407,135       $    15.29       4,421,641       $    13.54
Granted                           508,250            16.88         546,870            20.62         447,040            19.73
Expired/terminated               (452,090)           11.07         (37,637)           22.41        (592,274)           21.36
Exercised                        (421,485)            5.96         (48,991)           11.72        (869,272)            4.50
                               ----------       ----------      ----------       ----------      ----------       ----------
Outstanding - end of year       3,502,052       $    17.92       3,867,377       $    16.10       3,407,135       $    15.29
                               ==========       ==========      ==========       ==========      ==========       ==========

There were 1,682,784, 2,371,042 and 2,011,127 options exercisable at January 31, 2004, February 1, 2003 and February 2, 2002, respectively.

(BUCKLE LOGO)

NOTES TO FINANCIAL STATEMENTS

(dollar amounts are in thousands except share and per share amounts)

The following table summarizes information about stock options outstanding as of January 31, 2004:

                               OPTIONS OUTSTANDING                                          OPTIONS EXERCISABLE
----------------------------------------------------------------------------------       ------------------------
                                                         WEIGHTED
                                                         AVERAGE         WEIGHTED                        WEIGHTED
                                                        REMAINING        AVERAGE                          AVERAGE
             RANGE OF                    NUMBER        CONTRACTUAL       EXERCISE           NUMBER       EXERCISE
          EXERCISE PRICES              OUTSTANDING        LIFE            PRICE          EXERCISABLE       PRICE
          ---------------              -----------        ----            -----          -----------       -----
$     4.583   $        5.413              107,325       1.02 years      $      4.59          107,325      $  4.59

      6.167            6.333              257,550       1.96                   6.33          257,550         6.33
      8.500            9.292              369,313       3.01                   9.23          369,313         9.23
     11.645           17.010              762,010       7.68                  16.51           63,359        16.37
     17.188           23.950            1,633,314       6.18                  20.87          798,447        21.29
     26.750           34.083              372,540       4.81                  28.36           86,790        33.67
                                        ---------       ----            -----------        ---------      -------
                                        3,502,052       5.56            $     17.92        1,682,784      $ 15.74
                                        =========       ====            ===========        =========      =======


J. EARNINGS PER SHARE

The following table provides a reconciliation between basic and diluted earnings per share (amounts in thousands except per share amounts):

                                       2003                                   2002                              2001
                        ----------------------------------      ---------------------------------  ------------------------------
                                   WEIGHTED          PER                   WEIGHTED       PER                 WEIGHTED     PER
                                   AVERAGE          SHARE                  AVERAGE       SHARE                AVERAGE     SHARE
                        INCOME      SHARES          AMOUNT       INCOME     SHARES       AMOUNT    INCOME      SHARES     AMOUNT
BASIC EPS

     Net income         $33,745     21,094         $  1.60      $32,064      21,119      $  1.52   $32,862     20,733    $  1.59
EFFECT OF DILUTIVE

   SECURITIES

        Stock options        --        530           (0.04)          --         693        (0.05)       --        853      (0.07)
                        -------    -------         -------      -------     -------      -------   -------    -------    -------
DILUTED EPS             $33,745     21,624         $  1.56      $32,064      21,812      $  1.47   $32,862     21,586    $  1.52
                        =======     ======         =======      =======      ======      =======   =======     ======    =======


Options to purchase 787,965, 1,122,094 and 1,403,250 shares of common stock in fiscal 2003, 2002 and 2001, respectively, are not included in the computation of diluted earnings per share because the options would be considered anti-dilutive.

                                                                   (BUCKLE LOGO)

K. SEGMENT INFORMATION

The Company is a retailer of medium to better priced casual apparel, footwear and accessories. The Company operates 316 stores located in 38 states throughout the central, northwestern and southern regions of the United States at January 31, 2004. The Company operates their business as one reportable industry segment.

The following is information regarding the Company's major product lines and is stated as a percentage of the Company's net sales:

                                             PERCENTAGE OF NET SALES
                                                  FISCAL YEAR
                                   ---------------------------------------
MERCHANDISE GROUP                    2003            2002            2001
Denims                               36.2%           32.8%           28.8%
Tops (including sweaters)            32.1            32.0            33.5
Accessories                          11.4            11.3            11.0
Footwear                              8.9            11.4            11.8
Sportswear/Fashion Clothes            4.5             4.8             5.7
Casual Bottoms                        3.8             3.7             5.0
Outerwear                             2.9             3.7             2.9
Other                                 0.2             0.3             1.3
                                   ------          ------          ------
                                    100.0%          100.0%          100.0%
                                   ------          ------          ------

(BUCKLE LOGO)

NOTES TO FINANCIAL STATEMENTS

(dollar amounts are in thousands except share and per share amounts)

L. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial information for fiscal 2003 and 2002 are as follows:

                                                      QUARTER
                               -----------------------------------------------------
FISCAL 2003                     FIRST          SECOND         THIRD          FOURTH
-----------                     -----          ------         -----          ------
Net sales                      $ 81,713       $ 85,683       $121,325       $134,099
Gross profit                   $ 22,869       $ 24,598       $ 43,645       $ 51,807
Net income                     $  2,991       $  3,592       $ 12,183       $ 14,980
Basic income per share         $   0.14       $   0.17       $   0.57       $   0.71
Diluted income per share       $   0.14       $   0.17       $   0.56       $   0.69


                                                      QUARTER
                               -----------------------------------------------------
FISCAL 2002                     FIRST          SECOND         THIRD          FOURTH
-----------                     -----          ------         -----          ------
Net sales                      $ 79,855       $ 83,516       $114,436       $123,253
Gross profit                   $ 23,116       $ 23,810       $ 40,238       $ 44,363
Net income                     $  4,298       $  4,069       $ 11,264       $ 12,433
Basic income per share         $   0.20       $   0.19       $   0.53       $   0.59
Diluted income per share       $   0.20       $   0.19       $   0.52       $   0.57

Basic and diluted shares outstanding are computed independently for each of the quarters presented and, therefore, may not sum to the totals for the year.

                                                                   (BUCKLE LOGO)

                                                    INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of The Buckle, Inc.
Kearney, Nebraska

We have audited the accompanying balance sheets of The Buckle, Inc. (the Company), as of January 31, 2004 and February 1, 2003, and the related statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of The Buckle, Inc. as of January 31, 2004 and February 1, 2003, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 31, 2004, in conformity with accounting principles generally accepted in the United States of America.



/S/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Omaha, Nebraska
March 4, 2004

[BUCKLE LOGO]


STOCK PRICES BY QUARTER

The Company's common stock trades on the New York Stock Exchange under the symbol BKE. The Company declared and paid a cash dividend of $ .10 per share during both the third and fourth quarters of fiscal 2003. The Company did not pay any cash dividends in the first or second quarters of fiscal 2003 or in fiscal 2002 or 2001.

The number of record holders of the Company's common stock as of March 26, 2004 was 375. Based upon information from the principal market makers, the Company believes there are more than 3,000 beneficial owners. The last reported sales price of the Company's common stock on March 26, 2004 was $28.10.

The following table lists the Company's quarterly market range for fiscal years 2003, 2002 and 2001.

                       2003                    2002                    2001
                -----------------       ----------------        -----------------
QUARTER         HIGH         LOW         HIGH        LOW         HIGH        LOW
-------         ----         ---         ----        ---         ----        ---
First           18.85       15.52       24.90       20.05       21.55       16.89
Second          20.60       16.10       25.46       20.40       20.59       17.30
Third           22.75       19.11       22.30       15.72       20.48       14.59
Fourth          25.77       20.69       20.35       16.46       22.50       17.41

                                                                   [BUCKLE LOGO]


CORPORATE INFORMATION                                 BOARD OF DIRECTORS

Date Founded                                          Daniel J. Hirschfeld                       Bill L. Fairfield
1948                                                  Chairman of the Board                      Chairman, DreamField
                                                                                                 Capital Ventures and
                                                                                                 Executive Vice President,
Number of Employees                                   Dennis H. Nelson                           SITEL Corporation
5,800                                                 President and
                                                      Chief Executive Officer

Stock Transfer Agent & Registrar                                                                 Robert E. Campbell
UMB Bank, n.a.                                        James E. Shada                             President, Miller & Paine and
P.O. Box 419226                                       Executive Vice President                   Director of Development,
Kansas City, Missouri 64141-6226                      of Sales                                   Madonna Foundation
(816) 860-7000
                                                      Karen B. Rhoads                            Bruce L. Hoberman
Stock Exchange Listing                                Vice President of Finance,                 Chief Executive Officer,
New York Stock Exchange                               Treasurer and                              Proxibid, Inc.
Trading Symbol: BKE                                   Chief Financial Officer
                                                                                                 David A. Roehr
Independent Public Accountants                        Ralph M. Tysdal                            Executive Vice President,
Deloitte & Touche LLP                                                                            Cabela's, Inc. and
Omaha, Nebraska                                       William D. Orr                             Chairman, President and CEO
                                                                                                 of World's Foremost Bank

Annual Meeting

The Annual Meeting of Shareholders is
scheduled for 10:00 a.m. Friday, May 28,
2004, at the Holiday Inn
Kearney, Nebraska

                                                      EXECUTIVE OFFICERS

Form 10-K                                             Dennis H. Nelson                           Brett P. Milkie
A copy of the 10-K is available to shareholders       President and                              Vice President of Leasing
without charge upon written request to:               Chief Executive Officer
Karen B. Rhoads                                                                                  Kari G. Smith
Vice President of Finance                             James E. Shada                             Vice President of Sales
The Buckle, Inc.                                      Executive Vice President
P.O. Box 1480                                         of Sales                                   Patricia K. Whisler
Kearney, Nebraska 68848-1480                                                                     Vice President of Women's
                                                      Karen B. Rhoads                            Merchandising
Trademarks                                            Vice President of Finance,
BUCKLE, THE BUCKLE, BKLE, GIMMICK,                    Treasurer and                              Kyle L. Hanson
RECLAIM and BKE are trademarks of                     Chief Financial Officer                    Corporate Secretary and
The Buckle, Inc., which is registered in the                                                     General Counsel
United States.

                                  (BACK COVER)


CORPORATE OFFICE. 2407 WEST 24TH STREET
KEARNEY, NE 68845.  308.236.8491.www.buckle.com                    [BUCKLE LOGO]



[PHOTOS]