Form 10-K, Exhibit 13
period 2005-01-29
BUCKLE INC
filed 2005-04-25
CIK 885245

                                    [PICTURE]

                                    [PICTURE]

"It's a competitive and evolving marketplace, but the one thing that never changes is that customers want value. When guests leave our stores, we want them to feel they received value -- both in terms of selection and service -- and feel good about shopping us again."

    -- James Shada, Executive Vice President of Sales, with the Buckie since
    1978

                                                             [PICTURE] [PICTURE]

Leading the Way

During fiscal 2004, the Buckle's sales grew 11.4% to a record $470.9 million. Net income was $43.2 million, $1.94 per share on a diluted basis, which was an increase of $9.6 million or 28.4%. Average sales per store were $1.5 million, average sales per square foot were $291, compared to $274 in fiscal 2003, and our overall net income to sales ratio was 9.2%, compared to 8.0% in fiscal 2003. The Buckle's balance sheet remains strong with shareholders' equity of $332.9 million, working capital of $229.6 million and no long term debt as of January 29, 2005.

> MORE 2004 BUCKLE HIGHLIGHTS

- Opened 13 new stores and completed 8 full remodels and 13 partial remodels. Closed 2 stores in January to end the year with 327 stores in 38 states.

-     Increased cash and investments to $243.5 million as of January 29,2005.

-     Repurchased 130,700 shares of Buckle stock at an average price of $26.29.

- Increased our quarterly cash dividend from $.10 per share to $.12 per share effective with the third quarter of fiscal 2004.

- Grew denim sales by 24% on top of the 16% growth achieved during fiscal 2003, bringing sales for the category to approximately 40% of our fiscal 2004 net sales.

- Continued to market our stores, build our brand image and reach new guests through the growth and enhancement of buckle.com.

We continue to be committed to our mission of creating the most enjoyable shopping experience possible for our guests. We accomplish this by focusing on our product and our people and by helping each guest find the perfect look for his or her individual style.

Denim is one of our many strengths and we pride ourselves on being a denim destination where our guests find their favorite jeans. During the year, we continued to develop our BKE denim business by expanding the fits, finishes and details offered. We also teamed with Lucky, Silver and Big Star to further enhance the quality and selection of our branded denim.

We complement our strength in denim by partnering with vendors such as Bed Stu, Billabong, Fossil, Ecko, Hurley, LeTigre, Penguin, Puma, Report, Roxy and 7 Diamonds to provide our guests with a wide selection of tops, footwear and accessories.

Our outstanding sales management team has worked diligently to earn a reputation as an industry leader in customer service. Our leaders and teammates are focused on providing individualized customer service that meets the needs of each and every guest. We promote from within to preserve these ideals. Additionally, we remain dedicated to recruiting and developing the best talent to help fulfill our mission and further strengthen our team. Building on the early successes of our college recruiting and management development programs, we expanded on both during fiscal 2004.

Our stores and fixtures are designed to enhance the shopping experience. We introduced a new store design in 2002 and have continued to refine the design with each new store. As of the end of the fiscal year, 68 of our 327 stores featured this design. During the year we also rolled out several new fixtures to all of our stores that enable our guests to more easily see and touch the product. We believe this allows our guests to experience the variety of details that distinguish our merchandise from that of our competitors.

As a specialty retail store, our growth strategy is centered on quality and finding great locations in the best malls. Expansion plans for fiscal 2005 include opening approximately 15 new stores; including our first store in Jacksonville, second store in Tampa, fourth in Atlanta and Chicago, seventh in Houston, and second and third in Seattle. Plans for fiscal 2005 also include approximately 9 complete remodels and 14 partial remodels.

Teammates in the Home Office are also vital to our overall success. To support future growth and accommodate our growing buckle.com business, we have expanded our support center team and are currently in the process of enlarging our home office facility and distribution center. This project should be completed by the fall of 2005 and will add approximately 82,200 square feet to our existing structure. We believe this expansion will provide the space necessary to accommodate future store growth and allow us to better serve our guests and support our teammates.

> OTHER 2004 FACTS

- In the aggregate, average price points for fiscal 2004 were approximately $36.75, up approximately 2% from fiscal 2003.

- Private Label product represented approximately 28% of our net sales in fiscal 2004, compared with approximately 18% in fiscal 2003, due in large part to the growth of BKE denim.

Fiscal 2004 was a strong year and we are excited about opportunities for additional growth in 2005. We remain focused on enhancing shareholder value. With that in mind, we recently completed the repurchase of 3 million shares from our founder and Chairman on March 24,2005.

I would like to take this opportunity to thank our guests, vendors and shareholders for their continued support. And to our many talented teammates, "Thank you for your hard work and dedication during the year. Your efforts are sincerely appreciated and contributed significantly to another outstanding year."

/s/ Dennis H. Nelson
--------------------------------------
Dennis H. Nelson
President and Chief Executive Officer

FINANCIAL HIGHLIGHTS
(Dollar Amounts in Thousands, Except Per Share and Selected Operating Data)

                                            JANUARY 29,     JANUARY 31,     FEBRUARY 1,
                                               2005            2004            2003
                                            -----------     -----------     -----------
INCOME STATEMENT DATA
Net sales                                   $   470,937     $   422,820     $   401,060
Income before income taxes                  $    67,842     $    52,791     $    50,509
Income taxes                                $    24,613     $    19,112     $    18,434
Net income                                  $    43,229     $    33,679     $    32,075
Diluted income per share                    $      1.94     $      1.56     $      1.47
Net income as a percentage of net sales             9.2%            8.0%            8.0%

BALANCE SHEET DATA
Working capital                             $   229,594     $   180,678     $   144,540
Total assets                                $   405,543     $   356,222     $   318,011
Long term debt                                       --              --              --
Stockholders' equity                        $   332,928     $   293,845     $   261,027

SELECTED OPERATING DATA
Number of stores open at year end                   327             316             304
Average sales per square foot               $       291     $       274     $       274
Average sales per store (000's)             $     1,454     $     1,350     $     1,334
Comparable store sales change                       6.3%            1.1%           -0.5%

     * CORPORATE  HEADQUARTERS
       > 327 STORES IN 38 STATES,               [MAP]
             AS OF JANUARY 29, 2005

Building the Team

>  GUEST SERVICES

As we continue to grow beyond our Midwestern roots, we still consider ourselves to be the hometown store, with considerate teammates who take the time to listen. By paying attention to what our guests have to say -- what they like, what they don't like, what works and what doesn't -- we form lasting relationships and build loyalty. The one-on-one connections that we forge with our guests comprise the hallmark of our approach.

At the Buckle, we believe that good business starts with good people. That's why we've bolstered our efforts to identify and attract talented individuals who possess the ambition and skills necessary to move the Company forward. We nurture their career development and invest in their education by hosting meetings throughout the year and taking advantage of daily learning opportunities.

Our dedication to service doesn't stop when the transaction is complete. Free gift wrapping, free alterations and electronic gift cards are all enhancements that add value to each guest's experience. We also work to continually refine our guests' online experiences at Buckle.com by suggesting pre-coordinated looks and providing a BKE denim finder.

Knowledgeable staff. Great selection. Attentive service. Individually, these are all strong attributes, but when you add them up you get something truly exceptional -- a shopping experience that's perfectly tailored to each and every guest.

[BAR CHART]                                                            [PICTURE]

       NET SALES
(amounts in thousands)
----------------------
$387,638                          2001
$401,060                          2002
$422,820                          2003
$470,937                          2004

                                                                      page no: 1

                                    [PICTURE]

"The small things make all the difference. From the custom fit to a distinctive button, contrasting fabric or raw edge, our product enhancements result in unique merchandise that our guests enjoy wearing -- time and time again."

         -- Pat Whisler, Vice President of Women's Merchandising, with the Buckle since 1976

[PICTURE]

page no:2

Creating the Style

>  MERCHANDISE

Offering guests their own complete look, in addition to providing outstanding service, is what truly sets the Buckle apart. From denim and footwear to accessories and tops, our knowledgeable team can pull from a wide variety of styles to create a head-to-toe look that suits the personal tastes of each and every guest.

Our flexible approach to fashion allows us to nimbly adjust our product mix to meet ever-changing trends and styles. A constant flow of communication -- from our guests and teammates on the sales floor to our merchandisers in the home office -- enables us to keep on top of buying trends and hone our merchandise selection even further.

We also have a keen eye for detail. To that end, much of our merchandise has been enhanced to make it truly unique to the Buckle. Whether it's a custom fit or a styling detail, we are proud to offer products that cannot be found anywhere else. It's one reason that our guests like to shop our stores first.

Long known as a denim destination, the Buckle's denim is stronger than ever. Over the past year, we've introduced several new variations, styles and fits to our denim selection, including expansions within our private label as well as exclusive products developed in partnership with our longtime vendors.

[PICTURE] [PICTURE]                                                 [BAR CHART]

     DENIM SALES
(amounts in thousands)
----------------------
$111,733                          2001
$131,504                          2002
$152,612                          2003
$189,329                          2004

                                                                       page no:3

[PICTURE]

"Our inviting store design and wide selection of apparel, footwear and accessories are what bring people in the door. Our high degree of product knowledge and the relationships we build are what keep them coming back."

      -- Tracy Purcell, Area Manager, with the Buckle since 1996

[PICTURE]

page no: 4

Strengthening the Brand

>  STORE  ENVIRONMENT

Creating the most enjoyable shopping experience possible starts the moment a guest walks through the door. And how inviting our store looks often influences a guest's decision to walk in... or to walk right by.

Guests and teammates alike have embraced the Buckle's new store environment. Our 2002 design and layout is now featured in 68 stores, with plans for an additional 24 in 2005 -- comprised of 15 new stores and 9 remodels. The fresh, appealing look that our stores convey provides the perfect setting for our unique and carefully selected merchandise.

Updated display walls, garment tables and fixtures allow guests to better see, touch and experience product details as never before. These enhancements strengthen the overall shopping experience for our guests and showcase our products in the most engaging way possible.

The Buckle's real estate continues to be well-positioned. Our appealing store design and solid reputation in the marketplace enable us to capitalize on outstanding opportunities in areas with high foot traffic, great visibility and easy access. We remain confident that continuing to enhance our store environment will be key to our enduring success.

[BAR CHART]                                                  [PICTURE] [PICTURE]

      NET INCOME
(amounts in thousands)
----------------------
$32,642                           2001
$32,075                           2002
$33,679                           2003
$43,229                           2004


                                                                      page no: 5

SELECTED FINANCIAL DATA

(Dollar Amounts in Thousands Except Share, Per Share Amounts and Selected Operating Data)

                                                              FISCAL YEARS ENDED
                                    -------------------------------------------------------------------
                                    JANUARY 29,   JANUARY 31,   FEBRUARY 1,   FEBRUARY 2,   FEBRUARY 3,
                                       2005          2004          2003          2002         2001 (a)
                                    -----------   -----------   -----------   -----------   -----------
INCOME STATEMENT DATA
  Net sales                         $   470,937   $   422,820   $   401,060   $   387,638   $  393,247
  Cost of sales (including
    buying, distribution and
    occupancy costs)                    299,958       280,004       269,516       259,994      262,534
                                    -----------   -----------   -----------   -----------   ----------
  Gross profit                          170,979       142,816       131,544       127,644      130,713
  Selling expenses                       89,008        79,668        74,754        69,786       69,635
  General and
    administrative expenses              18,599        15,045        10,979        10,939       10,365
                                    -----------   -----------   -----------   -----------   ----------
  Income from operations                 63,372        48,103        45,811        46,919       50,713
  Other income, net                       4,470         4,688         4,698         4,820        3,860
  Income before income taxes
    and cumulative effect of
    change in accounting                 67,842        52,791        50,509        51,739       54,573
  Provision for income taxes             24,613        19,112        18,434        19,097       20,022
                                    -----------   -----------   -----------   -----------   ----------
  Income before cumulative effect
    of change in accounting              43,229        33,679        32,075        32,642       34,551
  Cumulative effect of change in
    accounting, net of taxes (b)             --            --            --            --         (270)
                                    -----------   -----------   -----------   -----------   ----------
  Net income                        $    43,229   $    33,679   $    32,075   $    32,642   $   34,281
                                    -----------   -----------   -----------   -----------   ----------
  Basic income per share            $      2.02   $      1.60   $      1.52   $      1.57   $     1.67
                                    -----------   -----------   -----------   -----------   ----------
  Diluted income per share          $      1.94   $      1.56   $      1.47   $      1.51   $     1.60
                                    -----------   -----------   -----------   -----------   ----------
  Dividends per share (c)           $      0.44   $      0.20   $      0.00   $      0.00   $     0.00
                                    -----------   -----------   -----------   -----------   ----------

SELECTED OPERATING DATA
  Stores open at end of period              327           316           304           295          274
  Average sales per square foot     $       291           274           274           279          309
  Average sales per store (000's)   $     1,454   $     1,350   $     1,334   $     1,352   $    1,482
  Comparable store sales change (d)         6.3%  $       1.1%  $      -0.5%  $      -6.2%  $     -6.0%
BALANCE SHEET DATA
  Working capital                   $   229,594   $   180,678   $   144,540   $   145,629   $  116,283
  Long-term investments             $    44,032   $    52,647   $    54,548   $    32,556   $   20,688
  Total assets                      $   405,543   $   356,222   $   318,011   $   282,871   $  245,437
  Long-term debt                             --            --            --            --           --
  Stockholders' equity              $   332,928   $   293,845   $   261,027   $   230,046   $  190,630
                                    -----------   -----------   -----------   -----------   ----------

(a) consists of 53 weeks

(b) In fiscal 2000, the Company changed its method of revenue recognition for layaway sales in accordance with the guidance and interpretations provided by the SEC's SAB No. 101, Revenue Recognition.

(c) The Company declared and paid its first ever quarterly cash dividends of $.10 per share in both the third and fourth quarters of fiscal 2003. Cash dividends of $.10 per share were paid in the first and second quarters of fiscal 2004 and $.12 per share in the third and fourth quarters of fiscal 2004.

(d) Stores are deemed to be comparable stores if they were open in the prior year on the first day of the fiscal period presented. Stores which have been remodeled, expanded and/or relocated, but would otherwise be included as comparable stores, are not excluded from the comparable store sales calculation.

page no: 6

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and notes thereto of the Company included in this report. The following is management's discussion and analysis of certain significant factors which have affected the Company's financial condition and results of operations during the periods included in the accompanying financial statements.

>     EXECUTIVE OVERVIEW

Company management considers the following items to be key performance indicators in evaluating Company performance.

COMPARABLE STORE SALES - Stores are deemed to be comparable stores if they were open in the prior year on the first day of the fiscal period presented. Stores which have been remodeled, expanded and/or relocated, but would otherwise be included as comparable stores, are not excluded from the comparable store sales calculation. Management considers comparable store sales to be an important indicator of current company performance, helping provide positive operating leverage for certain fixed costs when results are positive. Negative comparable store sales results could reduce net sales and have a negative impact on operating leverage and reduce net earnings.

NET MERCHANDISE MARGINS - Management evaluates the components of merchandise margin including initial markup and the amount of markdowns during a period. Any inability to obtain acceptable levels of initial markups or any significant increase in the Company's use of markdowns, could have an adverse effect on the Company's gross margin and results of operations.

OPERATING MARGIN - Operating margin is a good indicator for Management of the Company's success. Operating margin can be positively or negatively affected by comparable store sales, merchandise margins,occupancy costs and the Company's ability to control operating costs.

CASH FLOW AND LIQUIDITY (WORKING CAPITAL) - Management reviews current cash and short-term investments along with cash flow from operating, investing and financing activities to determine the Company's short-term cash needs for operations and expansion.The Company believes that existing cash and cash flow from operations will be sufficient to fund current and long-term anticipated capital expenditures and working capital requirements for the next several years.

                                                                      page no: 7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

> RESULTS OF OPERATIONS

The following table sets forth certain financial data expressed as a percentage of net sales and the percentage change in the dollar amount of such items compared to the prior period.

                                                        PERCENTAGE OF NET SALES                    PERCENTAGE INCREASE
                                                         FOR FISCAL YEARS ENDED                        (DECREASE)
                                                ---------------------------------------       -----------------------------
                                                JANUARY 29,    JANUARY 31,   FEBRUARY 1,               FISCAL YEAR
                                                    2005          2004          2003          2003 TO 2004     2002 TO 2003
                                                -----------    -----------   -----------      ------------     ------------
INCOME STATEMENT DATA
   Net sales                                       100.0%        100.0%        100.0%             11.4%             5.4%
   Cost of sales (including buying,
   distribution and occupancy costs)                63.7%         66.2%         67.2%              7.1%             3.9%
                                                   -----         -----         -----              ----             ----
   Gross profit                                     36.3%         33.8%         32.8%             19.7%             8.6%
   Selling expenses                                 18.9%         18.8%         18.7%             11.7%             6.6%
   General and administrative expenses               3.9%          3.6%          2.7%             23.6%            37.0%
                                                   -----         -----         -----              ----             ----
   Income from operations                           13.5%         11.4%         11.4%             31.7%             5.0%
   Other income                                      0.9%          1.1%          1.2%             -4.6%            -0.2%
                                                   -----         -----         -----              ----             ----
   Income before income taxes                       14.4%         12.5%         12.6%             28.5%             4.5%
   Provision for income taxes                        5.2%          4.5%          4.6%             28.8%             3.7%
                                                   -----         -----         -----              ----             ----
   Net income                                        9.2%          8.0%          8.0%             28.4%             5.0%
                                                   =====         =====         =====              ====             ====

>     FISCAL 2004 COMPARED TO FISCAL 2003

Net sales increased from $422.8 million in fiscal 2003 to $470.9 million in fiscal 2004, an 11.4% increase. Comparable store sales increased by $25.5 million, or 6.3% for the 52 weeks ended January 29,2005 compared to the same 52-week period in the prior year. The Company had 1.6% sales growth in fiscal 2004 that was attributable to the inclusion of a full year of operating results in fiscal 2004 for stores opened in fiscal 2003 and 3.5% growth from the opening of 13 new stores in fiscal 2004.

The Company's average retail price per piece of merchandise increased $0.76 per piece, approximately 2%, in fiscal 2004 compared to fiscal 2003. This $0.76 increase in the average price per piece was primarily attributable to the following changes (with their corresponding effect on the overall average price per piece): a 4.6% increase in denim price points ($0.65), a 5.1% increase in accessory price points ($0.20), a 6.3% increase in woven shirt price points ($0.19) and a shift in the merchandise mix ($0.31). These increases were partially offset by reduced price points for outerwear ($0.18), knit shirts ($0.17),footwear ($0.09), sweaters ($0.08),fashion clothes ($0.04) and casual bottoms ($0.04). These changes are primarily a reflection of merchandise shifts in terms of brands; product styles,fabrics, details and finishes; and the mix of branded versus private label. Average sales per square foot for fiscal 2004 increased 6.3% from $274 to $291.

Gross profit after buying, distribution and occupancy costs increased $28.2 million in fiscal 2004 to $171.0 million, a 19.7% increase. As a percentage of net sales, gross profit increased from 33.8% in fiscal 2003 to 36.3% in fiscal 2004. The increase was primarily attributable to a 1.4% improvement, as a percentage of net sales, in actual merchandise margins; achieved through timely sell-throughs on new product and an increase in sales of private label merchandise, which achieves a higher margin. This improvement was also impacted by a 0.93% reduction, as a percentage of net sales, in occupancy costs. Merchandise shrinkage increased to 0.7% in fiscal 2004 from 0.6% in fiscal 2003.

Selling expenses increased from $79.7 million for fiscal 2003 to $89.0 million for fiscal 2004, an 11.7% increase. Selling expenses as a percentage of net sales increased from 18.8% for fiscal 2003 to 18.9% for fiscal 2004. The increase was primarily attributable to a higher accrual for store page no: 8
manager incentive bonuses due to increased net profits, an increase of 0.54% as a percentage of net sales, and higher bankcard fees as a result of an increase in rates charged by VISA/Mastercard and an increase in the percentage of net sales tendered via charge cards compared to the prior year, an increase of 0.11% as a percentage of net sales. These increases were partially offset by slight reductions in spending for store salaries (-0.3%, as a percentage of net sales), magazine advertising (-0.06%, as a percentage of net sales), store visit and meeting travel (-0.11%, as a percentage of net sales), selling supplies (-0.07%, as a percentage of net sales) and bad debt expense (-0.1%, as a percentage of net sales), during fiscal 2004 compared to fiscal 2003.

General and administrative expenses increased from $15.0 million in fiscal 2003 to $18.6 million in fiscal 2004, a 23.6% increase. As a percentage of net sales, general and administrative expense increased from 3.6% for fiscal 2003 to 3.9% for fiscal 2004. The increase in general and administrative expense, as a percentage of net sales, resulted primarily from higher incentive bonuses due to increased net profits and increased expense related to restricted stock compensation, partially offset by lower salaries.

As a result of the above changes, the Company's income from operations increased $15.3 million to $63.4 million for fiscal 2004,a 31.7% increase compared to fiscal 2003. Income from operations was 13.5% as a percentage of net sales in fiscal 2004 compared to 11.4% as a percentage of net sales in fiscal 2003.

Other income for fiscal 2004 decreased 4.6% from fiscal 2003 to $4.5 million. The decrease is primarily due to a reduction in interest income, as interest rates continued to be lower in fiscal 2004 compared with fiscal 2003; although balances in cash and investments were higher during fiscal 2004 than they were during the prior fiscal year.

Income tax expense as a percentage of pre-tax income was 36.3% in fiscal 2004 compared to 36.2% in fiscal 2003, bringing net income to $43.2 million for fiscal 2004 versus $33.7 million for fiscal 2003, an increase of 28.4%.

> FISCAL 2003 COMPARED TO FISCAL 2002

Net sales increased from $401.1 million in fiscal 2002 to $422.8 million in fiscal 2003, a 5.4% increase. Comparable store sales increased by $4.4 million, or 1.1% for the 52 weeks ended January 31,2004 compared to the same 52-week period in the prior year. The Company had 1.0% sales growth in fiscal 2003 that was attributable to the inclusion of a full year of operating results in fiscal 2003 for stores opened in fiscal 2002 and 3.3% growth from the opening of 16 new stores in fiscal 2003.

The Company's average retail price per piece of merchandise decreased $0.72 per piece, approximately 2%, in fiscal 2003 compared to fiscal 2002. This $0.72 decrease in the average price per piece was primarily attributable to the following changes (with their corresponding effect on the overall average price per piece): a decrease in footwear price points of approximately 20% ($0.80), a 7% decrease in knit shirt price points ($0.58), a 7% decrease in sweater price points ($0.08), a 7% decrease in outerwear price points (-$0.08) and a change in the merchandise mix ($0.05). These decreases were partially offset by increased price points for denims ($.52), woven shirts ($.12), casual pants ($0.11), accessories ($0.08) and active sportswear ($0.05). These changes are primarily a reflection of merchandise shifts in terms of brands; product styles, fabrics, details and finishes; and the mix of branded versus private label. Average sales per square foot for fiscal 2003 were $274, which was even with the prior fiscal year.

Gross profit after buying, distribution and occupancy costs increased $11.3 million in fiscal 2003 to $142.8 million, an 8.6% increase. As a percentage of net sales, gross profit increased from 32.8% in fiscal 2002 to 33.8% in fiscal 2003. The increase was primarily attributable to an improvement in actual merchandise margins of over 1%, as a percentage of the Company's net sales for the fiscal year; achieved through fewer markdowns, timely sell-throughs on new product and an increase in sales of private label merchandise, which achieves a higher margin. This improvement was partially offset by slightly higher occupancy costs, up 0.27% as a percentage of net sales, as the company has continued to expand into more expensive markets. Merchandise shrinkage remained the same at 0.6% of net sales for both fiscal 2003 and fiscal 2002.

Selling expenses increased from $74.8 million for fiscal 2002 to $79.7 million for fiscal 2003,a 6.6% increase. Selling expenses as a percentage of net sales increased from 18.7% for fiscal 2002 to 18.8% for fiscal 2003. The increase was primarily attributable to higher incentive bonuses for page no: 9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

store managers due to increased net profits, an increase of 0.14% as a percentage of net sales, and higher bankcard fees as a result of an increase in rates charged by VISA/Mastercard and an increase in the percentage of net sales tendered via charge cards compared to the prior year, an increase of 0.07% as a percentage of net sales. These increases were partially offset by slight reductions in spending for in-store point-of-sale advertising (-0.06%, as a percentage of net sales), store visit and meeting travel (-0.11%, as a percentage of net sales) and selling supplies (-0.02%, as a percentage of net sales), during fiscal 2003 compared to fiscal 2002.

General and administrative expenses increased from $11.0 million in fiscal 2002 to $15.0 million in fiscal 2003, a 37.0% increase. As a percentage of net sales, general and administrative expense increased from 2.7% for fiscal 2002 to 3.6% for fiscal 2003. The increase in general and administrative expense, as a percentage of net sales, resulted primarily from recording compensation expense related to restricted stock grants during fiscal 2003, from recognizing a larger loss on the disposal of abandoned assets for remodeled stores in fiscal 2003 compared to fiscal 2002 and from recognizing a gain on the sale of a corporate aircraft during fiscal 2002. The restricted stock compensation of $1.6 million recorded in fiscal 2003 accounted for 0.4% of the increase, as a percentage of net sales, the increase in the loss on abandoned assets accounted for 0.08% of the increase and the prior year gain on the sale a corporate aircraft accounted for 0.09% of the increase.

As a result of the above changes, the Company's income from operations increased $2.3 million to $48.1 million for fiscal 2003, a 5.0% increase compared to fiscal 2002. Income from operations was 11.4% as a percentage of net sales in both fiscal 2002 and fiscal 2003.

Other income for fiscal 2003 decreased 0.2% from fiscal 2002 to $4.7 million. The decrease is primarily due to a reduction in interest income, as interest rates continued to be lower in fiscal 2003 compared with fiscal 2002; although balances in cash and investments were higher during fiscal 2003 than they were during the prior fiscal year.

Income tax expense as a percentage of pre-tax income was 36.2% in fiscal 2003 compared to 36.5% in fiscal 2002, bringing net income to $33.7 million for fiscal 2003 versus $32.1 million for fiscal 2002, an increase of 5.0%. The change in the Company's effective income tax rate resulted primarily from state income tax planning.

> LIQUIDITY AND CAPITAL RESOURCES

As of January 29,2005, the Company's working capital was $229.6 million, including $173.9 million of cash and cash equivalents. The Company's primary ongoing cash requirements are for inventory, payroll, dividend payments, new store expansion, and remodeling. Historically, the Company's primary source of working capital has been cash flow from operations. The Company declared and paid its first ever quarterly cash dividends of $.10 per share in both the third and fourth quarters of fiscal 2003 and continued paying quarterly dividends during fiscal 2004, with a $.10 per share dividend paid for each of the first two quarters, and a $.12 per share dividend paid during the third and fourth quarters of fiscal 2004. The Company plans to continue its quarterly dividends during fiscal 2005. During fiscal 2004,2003 and 2002 the Company's cash flow from operations was $72.6 million, $57.9 million and $45.5 million, respectively. During fiscal 2004,2003 and 2002, the Company also used cash for repurchasing shares of the Company's common stock. In fiscal 2004, the Company purchased 130,700 shares at a cost of $3.4 million. The Company purchased 152,300 shares in fiscal 2003 at a cost of $2.9 million and 119,125 shares in fiscal 2002 at a cost of $2.0 million. The Company has available an unsecured line of credit of $17.5 million with Wells Fargo Bank, N.A. for operating needs and letters of credit. The line of credit provides that outstanding letters of credit cannot exceed $10 million. Borrowings under the line of credit note provides for interest to be paid at a rate equal to the prime rate established by the Bank.

The Company has, from time to time, borrowed against these lines of credit during periods of peak inventory build-up. There were immaterial borrowings during fiscal 2004, 2003 and 2002. The Company had no bank borrowings as of January 29,2005.

During fiscal 2004,2003 and 2002, the Company invested $14.8 million, $19.4 million and $18.6 million, respectively, in new store construction, store renovation and store technology upgrades. The Company also spent $1.8 million, $0.8 million and $0.6 million, in fiscal 2004,2003 and 2002, respectively, in capital expenditures for the corporate headquarters and distribution facility. In the third quarter of fiscal 2002, the Company purchased a used Citation X aircraft and sold its Citation III aircraft at a net additional cost of $9.1 million. During fiscal 2005, the Company anticipates completing approximately 24 store construction projects, including approximately 15 new stores and approximately 9 stores to be remodeled and/or relocated. As of March 2005, leases for eight new stores have been signed, and leases for ten additional locations are under negotiation; however, exact page no: 10
new store openings, remodels and relocations may vary from those anticipated. The average cost of opening a new store during fiscal 2004 was approximately $735,000, including construction costs of approximately $565,000 and inventory costs of approximately $170,000, net of payables. Management estimates that total capital expenditures during fiscal 2005 will be approximately $23.4 million.The Company believes that existing cash and cash equivalents, investments and cash flow from operations will be sufficient to fund current and long-term anticipated capital expenditures and working capital requirements for the next several years. The Company has had a consistent record of generating positive cash flows each year, does not currently have plans for any merger or acquisition,and has fairly consistent plans for new store expansion and remodels. Based upon past results and current plans, management does not anticipate any large swings in the Company's need for cash in the upcoming years. However, future conditions may reduce the availability of funds based upon factors such as a decrease in demand for the Company's product, change in product mix, competitive factors and general economic conditions as well as other risks and uncertainties which would reduce the Company's sales, net profitability,and cash flows. Also, the Company's acceleration in store openings and/or remodels, or the Company entering into a merger, acquisition, or other financial related transaction, could reduce the amount of cash available for further capital expenditures and working capital requirements.See Note M for subsequent event.

> CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations are based upon The Buckle, Inc.'s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.The preparation of these financial statements requires that management make estimates and judgments that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the financial statement date, and the reported amounts of sales and expenses during the reporting period. The Company regularly evaluates its estimates, including those related to merchandise returns, inventory and income taxes. Management bases its estimates on past experience and on various other factors that are thought to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company's certain critical accounting policies are listed below.

1. REVENUE RECOGNITION. Sales are recorded upon the purchase of merchandise by customers. The Company accounts for layaway sales in accordance with SAB No. 101, recognizing revenue from sales made under its layaway program upon delivery of the merchandise to the customer. Revenue is not recorded when gift cards and gift certificates are sold, but rather when a card is redeemed for merchandise. A current liability is recorded at the time of card purchases. The Company establishes a liability for estimated merchandise returns based upon historical average sales return percentage, applying the percentage using the assumption that merchandise returns will occur within nine days following the sale. Customer returns could potentially exceed historical average and returns may occur after the time period reserved for, thus reducing future net sales results and potentially reducing future net earnings. The accrued liability for sales returns was $277,000 and $258,000 at January 29,2005 and January 31,2004, respectively.

2. INVENTORY. Inventory is valued at the lower of cost or market. Cost is determined using the average cost method that approximates the first-in, first-out (FIFO) method. Management makes adjustments to inventory and cost of goods sold based upon estimates to reserve for merchandise obsolescence and markdowns that could affect market value, based on assumptions using calculations applied to current inventory levels by department within each of 4 different markdown levels. Management also reviews the levels of inventory in each markdown group versus the estimated future demand for such product and the current market conditions. Such judgments could vary significantly from actual results, either favorably or unfavorably, due to fluctuations in future economic conditions, industry trends, consumer demand and the competitive retail environment. Such changes in market conditions could negatively impact the sale of markdown inventory causing further markdowns, or inventory obsolescence, resulting in increased cost of goods sold from write-offs, and reducing the Company's net earnings. The liability recorded as a reserve for markdowns and/or obsolescence was $5.0 million and $2.5 million as of January 29,2005 and January 31,2004, respectively. We are not aware of any events, conditions or changes in demand or price that would indicate to us that our inventory valuation may be materially inaccurate at this time.

3. INCOME TAXES. Current income tax expense is the amount of income taxes expected to be payable for the current fiscal year. The Company records a deferred tax asset and liability for expected future tax consequences resulting from temporary differences between financial reporting and tax bases of assets and liabilities. The Company considers future taxable income and ongoing tax planning in assessing the value page no: 11

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

4. OPERATING LEASES. The Company leases retail stores under operating leases. Most lease agreements contain tenant improvement allowances, rent holidays, rent escalation clauses and/or contingent rent provisions. For purposes of recognizing lease incentives and minimum rental expenses on a straight-line basis over the terms of the leases, the Company uses the date of initial possession to begin amortization, which is generally when the Company enters the space and begins to make improvements in preparation of intended use. For tenant improvement allowances and rent holidays, the Company records a deferred rent liability on the balance sheets and amortizes the deferred rent over the terms of the leases as reductions to rent expense on the statements of earnings.

For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, the Company records minimum rental expenses on a straight-line basis over the terms of the leases on the statements of income. Certain leases provide for contingent rents, which are determined as a percentage of gross sales in excess of specified levels. The Company records a contingent rent liability on the balance sheets and the corresponding rent expense when specified levels have been achieved. If the Company subsequently determined the lease term to vary from that used in calculations of straight-line rent expense, there could be additional expense to be recorded, thus reducing the Company's earnings for the period of correction.

> OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

As referenced in the tables below, the Company has contractual obligations and commercial commitments that may affect the financial condition of the Company. Based on management's review of the terms and conditions of its contractual obligations and commercial commitments, there is no known trend,demand,commitment,event or uncertainty that is reasonably likely to occur which would have a material effect on the Company's financial condition or results of operations or cash flows. In addition, the commercial obligations and commitments made by the Company are customary transactions, which are similar to those of other comparable retail companies.

The following tables identify the material obligations and commitments as of January 29,2005:

                                                PAYMENTS DUE BY PERIOD (dollar amounts in thousands)
                                     -----------------------------------------------------------------------
Contractual obligations               Total     Less than 1 year   1-3 years      4-5 years    After 5 years
                                     --------   ----------------   ---------      ---------    -------------
Long term debt                       $     --       $     --       $     --        $    --        $    --
Purchase Obligations                 $     --       $     --       $     --        $    --        $    --
Deferred Compensation                $  1,799       $     --       $     --        $    --        $ 1,799
Operating leases                     $178,458       $ 31,030       $ 54,892        $46,628        $45,908
                                     --------       --------       --------        -------        -------
Total contractual obligations        $180,257       $ 31,030       $ 54,892        $46,628        $47,707
                                     ========       ========       ========        =======        =======

                                    AMOUNT OF COMMITMENT EXPIRATION PER PERIOD (dollar amounts in thousands)
                                   --------------------------------------------------------------------------
Other Commercial Commitments       Total Amounts   Less than
                                     Committed       1 year        1-3 years      4-5 years     After 5 years
                                   -------------   ---------       ---------      ---------     -------------
Lines of credit                      $1 7,500       $ 17,500       $     --        $    --        $      --
                                     --------       --------       --------        -------        ---------
Total commercial commitments         $1 7,500       $ 17,500       $     --        $    --        $      --
                                     ========       ========       ========        =======        =========


The Company has available an unsecured line of credit of $17.5 million, of which $10 million is available for letters of credit. Certain merchandise purchase orders require that the Company open letters of credit. When the Company takes possession of the merchandise, it releases payment on the letters of credit. The amounts of outstanding letters of credit reported reflect the open letters of credit on merchandise ordered, but not yet received or funded. The Company believes it has sufficient credit available to open letters of credit for merchandise purchases.

page no: 12

> SEASONALITY AND INFLATION

The Company's business is seasonal, with the holiday season (from approximately November 15 to December 30) and the back-to-school season (from approximately July 15 to September 1) historically contributing the greatest volume of net sales. For fiscal years 2004, 2003 and 2002, the Christmas and back-to-school seasons accounted for an average of approximately 40% of the Company's fiscal year net sales. Although the operations of the Company are influenced by general economic conditions, the Company does not believe that inflation has had a material effect on the results of operations during the past three fiscal years. Quarterly results may vary significantly depending on a variety of factors including the timing and amount of sales and costs associated with the opening of new stores, the timing and level of markdowns, the timing of store closings, the remodeling of existing stores, competitive factors and general economic conditions.

> RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement concludes the first phase of the Board's redeliberations of the Exposure Draft, Accounting for Financial Instruments with Characteristics of Liabilities, Equity, or Both. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a significant impact on the financial position, results of operations or cash flows of the Company.

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

On December 16, 2004,the FASB issued Statement No. 123 (revised 2004) ("SFAS 123(R)"), "Share-Based Payment," which is effective for fiscal years beginning after June 15, 2005. SFAS 123(R) requires an entity to recognize compensation expense in an amount equal to the fair value of share-based payments granted to employees. The Company will adopt SFAS 123(R) as of the beginning of fiscal 2006 and apply the standard using the modified prospective method, which requires compensation expense to be recorded for new and modified awards. For any unvested portion of previously issued and outstanding awards, compensation expense is required to be recorded based on the previously disclosed SFAS 123 methodology and amounts. Prior periods presented are not required to be restated.The Company is still assessing the impact on results of operations and financial position upon the adoption of SFAS 123(R).

> FORWARD-LOOKING STATEMENTS

Information in this report, other than historical information, may be considered to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "1995 Act"). Such statements are made in good faith by the Company pursuant to the safe-harbor provisions of the 1995 Act. In connection with these safe-harbor provisions, this management's discussion and analysis contains certain forward-looking statements, which reflect management's current views and estimates of future economic conditions, company performance and financial results. The statements are based on many assumptions and factors that could cause future results to differ materially. Such factors include, but are not limited to, changes in product mix, changes in fashion trends, competitive factors and general economic conditions,economic conditions in the retail apparel industry, and other risks and uncertainties inherent in the Company's business and the retail industry in general. Any changes in these factors could result in significantly different results for the Company. The Company further cautions that the forward-looking information contained herein is not exhaustive or exclusive. The Company does not undertake to update any forward-looking statements, which may be made from time to time by or on behalf of the Company.

                                                                     page no: 13

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f)and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management has assessed the effectiveness of the Company's internal control over financial reporting, as of January 29, 2005. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in their Internal Control-Integrated Framework.

In performing this assessment, management reviewed the Company's lease accounting policies in light of the February 7, 2005 letter from the Office of the Chief Accountant of the Securities and Exchange Commission to the American Institute of Certified Public Accountants expressing views regarding lease-related accounting issues. In light of this letter, the Company's management initiated a review of its lease accounting and determined that its then current method of accounting for leasehold improvements funded by landlord incentives or allowances under operating leases (tenant improvement allowances) and its then current method of accounting for rent holidays were not in accordance with GAAP. While such amounts are not material to any prior period, management determined to restate prior periods due to the size of the correction that would have been required in fiscal 2004. As a result, the Company restated its financial statements for each of the fiscal years ended January 31, 2004, February 1, 2003 and February 2, 2002.

Management evaluated the impact of this restatement on the Company's assessment of its system of internal control. Based upon the definition of "material weakness" in the Public Company Accounting Oversight Board's Auditing Standards No. 2, an Audit of Internal Control Over Financial Reporting Performed in Conjunction With an Audit of Financial Statements, restatement of financial statements in prior filings with the SEC is a strong indicator of the existence of a "material weakness" in design or operation of internal control over financial reporting. Based on that, management concluded that a material weakness existed in the Company's internal control over financial reporting as of January 29, 2005, and disclosed this to the Audit Committee and to the independent registered public accountants.

Management also identified deficiencies and significant deficiencies which, when aggregated, represent a material weakness. These control deficiencies and significant deficiencies related to information technology, including security and production change control, and segregation of duties and documentation in the business cycles. A material weakness in internal control over financial reporting is a control deficiency (within the meaning of the Public Company Accounting Oversight Board Auditing Standard No. 2), or combination of control deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Remediation Steps to Address Material Weakness - To remediate the material weakness in the Company's internal control over financial reporting related to lease accounting, subsequent to year end the Company is implementing additional review procedures over the selection and monitoring of appropriate assumptions and factors affecting lease accounting practices. With respect to the material weakness related to information technology and segregation of duties and documentation in the business cycles, the Company is in the process of implementing additional monitoring activities as well as evaluating job responsibilities in order to improve internal controls.

As a result of the aforementioned material weaknesses in the Company's internal control over financial reporting, management has concluded that, as of January 29, 2005, the Company's internal control over financial reporting was not effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles based on criteria set forth by the COSO of the Treadway Commission in their Internal Control-Integrated Framework.


The Company's independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on management's assessment of the Company's internal control over financial reporting. This report follows on the next page.

page no: 14

                         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
                                    ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of The Buckle, Inc.
Kearney, Nebraska

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that The Buckle, Inc. (the "Company") did not maintain effective internal control over financial reporting as of January 29, 2005, because of the effect of the material weaknesses identified in management's assessment based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides reasonable basis for our opinions.

A company's internal control over financial reporting is a process by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorization of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override on controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment:

As of January 29, 2005, management identified its lease-related accounting policies and its then-current method of accounting for leasehold improvements funded by landlord allowances under operating leases, accounting for rent holidays and straight-line rent appeared to be incorrect in light of the views expressed by the Office of the Chief Accountant of the Securities and Exchange Commission on February 7, 2005 regarding lease-related accounting issues. Control deficiencies included (1) accounting for leases not in accordance with generally accepted accounting principles and (2) improper disclosure of operating leases in the Company's financial statements. These deficiencies in the design and implementation of the Company's internal control over financial reporting caused the Company to amend its Form 10-K for the year ended January 31, 2004 and its Forms 10-Q for each of the quarters ended May 1, 2004, July 31, 2004 and October 30, 2004 in order to remediate this page no: 15
material weakness. While such amounts are not material to any prior period, management determined to restate prior periods due to the size of the correction that would have been required in fiscal 2004.

As of January 29, 2005, management identified various segregation of duties deficiencies in the pervasive control function of information technology including: (1) security and (2) production change control. These information technology deficiencies along with (3) various segregation of duties deficiencies in business cycles; (4) segregation of duties deficiencies in financial close and reporting process, (5) segregation of duties deficiencies of non-routine transaction processing, as well as (6) lack of documentation of policies and procedures contribute to this material weakness. These deficiencies in the design and implementation of the Company's internal control over financial reporting did not result in an actual misstatement to the financial statements. However, due to (1) the significance of the potential material misstatement that could have resulted due to the deficient controls and (2) the absence of other mitigating control, there is more than a remote likelihood that a material misstatement of the interim and annual financial statements would not have been prevented or detected.

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the financial statements as of and for the year ended January 29, 2005, of the Company and this report does not affect our report on such financial statements.

In our opinion, management's assessment that the Company did not maintain effective internal controls over financial reporting as of January 29, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of January 29, 2005, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statements as of and for the year ended January 29, 2005 of the Company and our report dated April 18, 2005 expressed an unqualified opinion on those financial statements.

DELOITTE & TOUCHE LLP

Omaha, Nebraska
April 18, 2005

page no: 16

                                                REPORT OF INDEPENDENT REGISTERED
                                                          PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of The Buckle, Inc.
Kearney, Nebraska

We have audited the accompanying balance sheets of The Buckle, Inc. (the Company), as of January 29, 2005 and January 31, 2004, and the related statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 29, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of The Buckle, Inc. as of January 29, 2005 and January 31, 2004, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 29, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of January 29, 2005, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report, dated April 18, 2005, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of material weaknesses.

DELOITTE & TOUCHE LLP

Omaha, Nebraska
April 18, 2005

                                                                     Page no: 17

BALANCE SHEETS
(Dollar Amounts in Thousands Except Share and Per Share Amounts)

                                                                                   JANUARY 29,       JANUARY 31,
                                                                                       2005             2004
                                                                                   -----------       -----------
ASSETS

CURRENT ASSETS:
 Cash and cash equivalents                                                          $ 173,897         $ 119,976
 Investments (Note B)                                                                  25,523            23,346
 Accounts receivable, net of allowance of $ 113 and $ 181 , respectively                1,887             3,585
 Inventory                                                                             68,330            61,156
 Prepaid expenses and other assets (Note E)                                             5,693             9,083
                                                                                    ---------         ---------
     Total current assets                                                             275,330           217,146
                                                                                    ---------         ---------

PROPERTY AND EQUIPMENT (Note C):                                                      179,056           169,453
 Less accumulated depreciation and amortization                                       (95,514)          (85,550)
                                                                                    ---------         ---------
                                                                                       83,542            83,903
                                                                                    ---------         ---------

LONG-TERM INVESTMENTS (Note B)                                                         44,032            52,647
OTHER ASSETS (Notes E and F)                                                            2,639             2,526
                                                                                    ---------         ---------

                                                                                    $ 405,543         $ 356,222
                                                                                    =========         =========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Accounts payable                                                                   $  12,665         $  14,207
 Accrued employee compensation                                                         18,467            11,890
 Accrued store operating expenses                                                       4,236             3,833
 Gift certificates redeemable                                                           4,654             3,778
 Income taxes payable                                                                   5,714             2,760
                                                                                    ---------         ---------
     Total current liabilities                                                         45,736            36,468

DEFERRED COMPENSATION (Note H)                                                          1,799             1,467
DEFERRED RENT LIABILITY (Note A)                                                       25,080            24,442
                                                                                    ---------         ---------
     Total liabilities                                                                 72,615            62,377
                                                                                    ---------         ---------

COMMITMENTS (Notes D and G)

STOCKHOLDERS' EQUITY (Note I):
 Common stock, authorized 100,000,000 shares of $.01 par value; issued and
  outstanding; 21,685,008 and 21,484,316 shares, respectively                             217               215
 Additional paid-in capital                                                            26,857            24,245
 Retained earnings                                                                    305,854           272,125
 Unearned compensation - restricted stock                                                  --            (2,740)
                                                                                    ---------         ---------
     Total stockholders' equity                                                       332,928           293,845
                                                                                    ---------         ---------
                                                                                    $ 405,543         $ 356,222
                                                                                    =========         =========

See notes to financial statements.

page no: 18

                                                            STATEMENTS OF INCOME
                          (Dollar Amounts in Thousands Except Per Share Amounts)

                                                                                    FISCAL YEARS ENDED
                                                                        -------------------------------------------
                                                                        JANUARY 29,     JANUARY 31,     FEBRUARY 1,
                                                                           2005            2004           2003
                                                                        -----------     -----------     -----------
SALES, Net of returns and allowances of
 $35,028, $32,364 and $31,826, respectively                              $470,937        $422,820        $401,060

COST OF SALES (Including buying, distribution and occupancy costs)        299,958         280,004         269,516
                                                                         --------        --------        --------

     Gross profit                                                         170,979         142,816         131,544
                                                                         --------        --------        --------

OPERATING EXPENSES:
 Selling                                                                   89,008          79,668          74,754
 General and administrative                                                18,599          15,045          10,979
                                                                         --------        --------        --------

                                                                          107,607          94,713          85,733
                                                                         --------        --------        --------

INCOME FROM OPERATIONS                                                     63,372          48,103          45,811

OTHER INCOME, Net                                                           4,470           4,688           4,698
                                                                         --------        --------        --------

INCOME BEFORE INCOME TAXES                                                 67,842          52,791          50,509

PROVISION FOR INCOME TAXES (Note E)                                        24,613          19,112          18,434
                                                                         --------        --------        --------

NET INCOME                                                               $ 43,229        $ 33,679        $ 32,075
                                                                         ========        ========        ========

EARNINGS PER SHARE (Note J):

 Basic                                                                   $   2.02        $   1.60        $   1.52
                                                                         ========        ========        ========

 Diluted                                                                 $   1.94        $   1.56        $   1.47
                                                                         ========        ========        ========

See notes to financial statements.

                                                                     page no: 19

STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollar Amounts in Thousands)

                                                                                           ACCUMULATED
                                                                                              OTHER
                                                    ADDITIONAL                            COMPREHENSIVE
                                          COMMON     PAID-IN     RETAINED     UNEARNED       INCOME                  COMPREHENSIVE
                                           STOCK     CAPITAL     EARNINGS   COMPENSATION     (LOSS)       TOTAL         INCOME
                                         --------   ----------  ---------   ------------  -------------  ---------   -------------
BALANCE, February 3, 2002                $    211    $ 19,320   $ 210,653     $  (126)        $(12)      $ 230,046

Comprehensive income:
 Net income                                    --          --      32,075          --           --          32,075     $ 32,075
 Reclassification adjustment for losses
  included in net income, net of
  taxes of $7                                  --          --          --          --           12              12           12
                                                                                                                       --------
    Total comprehensive income                                                                                         $ 32,087
                                                                                                                       ========
Common stock (48,991 shares)
 issued on exercise of stock options           --         574          --          --           --             574
Amortization of restricted stock
 issuance                                      --          --          --         126           --             126
Common stock (119,125 shares)
 purchased and retired                         (1)     (1,987)         --          --           --          (1,988)
Tax benefit related to exercise of
 employee stock options                        --         182          --          --           --             182
                                         --------    --------   ---------     -------         ----       ---------
BALANCE, February 1, 2003                     210      18,089     242,728          --           --         261,027

Comprehensive income:
 Net income                                    --          --      33,679          --           --          33,679     $ 33,679
                                                                                                                       ========
Dividends paid on common stock,
 $.10 per share                                --          --      (4,282)         --           --          (4,282)
Common stock (421,485 shares)
 issued on exercise of stock options            4       2,505          --          --           --           2,509
Restricted stock grants (169,840
 shares)                                        2       4,373          --      (4,375)          --              --
Amortization of restricted stock grant         --          --          --       1,635           --           1,635
Common stock (152,300 shares)
 purchased and retired                         (1)     (2,907)         --          --           --          (2,908)
Tax benefit related to exercise of
 employee stock options                        --       2,185          --          --           --           2,185
                                         --------    --------   ---------     -------         ----       ---------

BALANCE, January 31, 2004                     215      24,245     272,125      (2,740)          --         293,845

Comprehensive income:
 Net income                                    --          --      43,229          --           --          43,229     $ 43,229
                                                                                                                       ========

Dividends paid on common stock,
 ($.10 per share in the 1st and 2nd
 quarters and $.12 per share in the
 3rd and 4th quarters)                         --          --      (9,500)         --           --          (9,500)
Common stock (336,108 shares)
 issued on exercise of stock options            3       4,297          --          --           --           4,300
Amortization of restricted stock grant         --          --          --       2,724           --           2,724
Forfeiture of restricted stock (3,959
 shares)                                       --        (117)         --          16           --            (101)
Common stock (130,700 shares)
 purchased and retired                         (1)     (3,442)         --          --           --          (3,443)
Tax benefit related to exercise of
 employee stock options                        --       1,874          --          --           --           1,874
                                         --------    --------   ---------     -------         ----       ---------

BALANCE,January 29, 2005                 $    217    $ 26,857   $ 305,854       $  --        $  --       $ 332,928
                                         ========    ========   =========       =====         ====       =========

See notes to financial statements.

Page no: 20

                                                        STATEMENTS OF CASH FLOWS
                                                   (Dollar Amounts in Thousands)

                                                                           FISCAL YEARS ENDED
                                                              -------------------------------------------
                                                              JANUARY 29,      JANUARY 31,    FEBRUARY 1,
                                                                  2005            2004            2003
                                                              -----------      ----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                     $  43,229       $  33,679       $  32,075
Adjustments to reconcile net income to net cash flows
from operating activities:
 Depreciation                                                     16,353          15,956          14,869
 Provision for impairments and asset disposals                       157              --              --
 Amortization of unearned compensation - restricted stock          2,724           1,635             126
 Forfeiture of restricted stock                                     (101)             --              --
 Deferred taxes                                                   (1,184)          1,813            (174)
 Tax benefit from employee stock option exercises                  1,874           2,185             182
 Loss (gain) on disposal of assets                                   475             773             (53)
 Changes in operating assets and liabilities:
  Accounts receivable                                              1,698          (2,195)            631
  Inventory                                                       (7,174)         (1,115)         (5,744)
  Prepaid expenses                                                 4,291            (256)           (552)
  Accounts payable                                                (1,542)            889           2,185
  Accrued employee compensation                                    6,577           1,564            (199)
  Accrued store operating expenses                                   403             671            (383)
  Gift certificates redeemable                                       876             300             432
  Long-term liabilities and deferred compensation                    970           2,175             554
  Income taxes payable                                             2,954            (206)          1,569
                                                               ---------       ---------       ---------

   Net cash flows from operating activities                       72,580          57,868          45,518
                                                               ---------       ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment                              (16,637)        (20,237)        (28,328)
 Proceeds from sale of property and equipment                         13              22           3,049
 Decrease in other assets                                            170              23             (54)
 Purchase of investments                                         (24,807)        (40,117)        (50,135)
 Proceeds from sales and maturities of investments                31,245          34,122          22,425
                                                               ---------       ---------       ---------

   Net cash flows from investing activities                      (10,016)        (26,187)        (53,043)
                                                               ---------       ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from the exercise of stock options                       4,300           2,509             574
 Purchases of common stock                                        (3,443)         (2,908)         (1,988)
 Payment of dividends                                             (9,500)         (4,282)             --
                                                               ---------       ---------       ---------

   Net cash flows from financing activities                       (8,643)         (4,681)         (1,414)
                                                               ---------       ---------       ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS              53,921          27,000          (8,939)

CASH AND CASH EQUIVALENTS, Beginning of year                     119,976          92,976         101,915
                                                               ---------       ---------       ---------

CASH AND CASH EQUIVALENTS, End of year                         $ 173,897       $ 119,976       $  92,976
                                                               =========       =========       =========

See notes to financial statements.

                                                                     page no: 21

NOTES TO FINANCIAL STATEMENTS
FISCAL YEARS ENDED JANUARY 29, 2005, JANUARY 31, 2004 AND FEBRUARY 1, 2003 (Dollar Amounts are in Thousands Except Share and Per Share Amounts)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR - The Buckle, Inc. (the Company) has its fiscal year end on the Saturday nearest January 31. All references in these financial statements to fiscal years are to the calendar year in which the fiscal year begins. Fiscal 2004, 2003 and 2002 represent the 52-week periods ended January 29, 2005, January 31, 2004 and February 1, 2003, respectively.

NATURE OF OPERATIONS - The Company is a retailer of medium to better priced casual apparel, footwear and accessories for fashion conscious young men and women operating 327 stores located in 38 states throughout the central, northwestern and southern regions of the United States, plus an online store, as of January 29, 2005.

During fiscal 2004, the Company opened thirteen new stores, substantially renovated eight stores and closed two stores. During fiscal 2003, the Company opened sixteen new stores, substantially renovated sixteen stores, and closed four stores. During fiscal 2002, the Company opened eleven new stores, substantially renovated eight stores and closed two stores.

REVENUE RECOGNITION - The Company operates on a cash and carry basis, so revenue is recognized at the time of sale. Merchandise returns are estimated and accrued at the end of the period. The reserve for merchandise returns was $277 and $258 as of January 29, 2005 and January 31, 2004, respectively. The Company accounts for layaway sales in accordance with SAB No. 101, recognizing revenue from sales made under its layaway program upon delivery of the merchandise to the customer. The Company has several sales incentives that it offers customers including a frequent shopper punch card, B-Rewards gift certificates, and occasional sweepstakes and gifts with purchase offers. The frequent shopper punch card is recognized as cost of goods sold at the time of the redemption, using the actual amount tendered.The B-Rewards incentives are recorded as a liability and as a selling expense at the time the gift certificates are issued to the customers, using the face amount of the certificates. Sweepstake prizes are recorded as cost of goods sold (if it is a merchandise giveaway) or as a selling expense at the time the prize is redeemed by the customer, using actual costs incurred, and gifts with purchase are recorded as a cost of goods sold at the time of the purchase and gift redemption, using the actual cost of the gifted item.

The Company records the sale of gift cards and gift certificates as a current liability and recognizes a sale when a customer redeems the gift card or gift certificate. The amount of the gift card and gift certificate liability is determined using the outstanding balances from the prior three years of issuance. The Company recognizes a current liability for the downpayment made when merchandise is placed on layaway, and recognizes layaways as a sale at the time the customer makes final payment and picks up the merchandise.

INVESTMENTS - The Company accounts for investments in accordance with Statement of Financial Accounting Standards Board (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Held-to-maturity securities are carried at amortized cost. Available-for-sale securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity (net of the effect of income taxes), using the specific identification method, until they are sold. Trading securities are reported at fair value, with unrealized gains and losses included in earnings, using the specific identification method.

INVENTORIES - Inventories are stated at the lower of cost or market. Cost is determined on the average cost method. Management records a reserve for merchandise obsolescence and markdowns for inventory on-hand as of year-end, based on assumptions using calculations applied to current inventory levels by department within each of four different markdown levels. Management also reviews the levels of inventory in each markdown group versus the estimated future demand for such product and the current market conditions. The liability recorded as a reserve for markdowns and/or obsolescence was $5,000 and $2,500 as of January 29, 2005 and January 31, 2004, respectively. The amount of net write-off charged (credited) to cost of goods sold, resulting from changes in the markdown reserve balance, was $2,416, $323 and $163, for fiscal years
2004, 2003, and 2002, respectively.

DEPRECIATION AND AMORTIZATION - Property and equipment are stated on the basis of historical cost. Depreciation is provided using a combination of accelerated and straight-line methods based upon the estimated useful lives of the assets. The majority of the property and equipment have useful lives of five to ten years with the exception of buildings, which have estimated useful lives of 31.5 to 39 years. When circumstances indicate the carrying values on long-lived assets may be impaired, an evaluation is performed on current net book value amounts. Judgments made by the Company related to the expected useful lives of property and equipment and the ability to realize cash flows in excess of carrying amounts of such assets are affected by factors such as changes in economic conditions and changes in operating performance. As the Company assesses the expected cash flows and carrying amounts of long-lived assets, adjustments are made to such carrying values. The Company's reserve for impairment losses on long-lived assets was $157 and $- as of January 29, 2005 and January 31, 2004, respectively.

CASH EQUIVALENTS - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less when purchased to be cash equivalents.

page no: 22

PRE-OPENING EXPENSES - Costs related to opening new stores are expensed as incurred.

ADVERTISING COSTS - Advertising costs are expensed as incurred and amounted to $4,969, $4,304 and $4,404 for fiscal years 2004, 2003 and 2002, respectively.

HEALTH CARE COSTS - The Company is self-funded for health and dental claims up to $80,000 per individual per plan year. This plan covers eligible employees, and management makes estimates at period end to record a reserve for future claims based upon the prior year's average claims for a 60-day period. The accrued liability for reserve for healthcare was $325 and $275 at January 29, 2005 and January 31, 2004, respectively.

OPERATING LEASES - The Company leases retail stores under operating leases. Most lease agreements contain tenant improvement allowances, rent holidays, rent escalation clauses and/or contingent rent provisions. For purposes of recognizing lease incentives and minimum rental expenses on a straight-line basis over the terms of the leases, the Company uses the date of initial possession to begin expensing rent, which is generally when the Company enters the space and begins to make improvements in preparation of intended use.

For tenant improvement allowances and rent holidays, the Company records a deferred rent liability in "Deferred rent liability"on the balance sheets and amortizes the deferred rent over the terms of the leases as reductions to rent expense on the statements of income.

For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, the Company records minimum rental expenses on a straight-line basis over the terms of the leases on the statements of earnings. Certain leases provide for contingent rents, which are determined as a percentage of gross sales in excess of specified levels. The Company records a contingent rent liability in "Accrued store operating expenses" on the balance sheets and the corresponding rent expense when specified levels have been achieved or are reasonably probable to be achieved.

OTHER INCOME - The Company's other income is derived primarily from interest and dividends on cash and investments, but also includes miscellaneous other sources of income, none of which are individually material. The amount of other income generated from interest and dividends on cash and investments was $3,739 and $4,046 for fiscal 2004 and fiscal 2003, respectively.

STOCK-BASED COMPENSATION - The Company has several stock-based employee compensation plans, which are described more fully in Note I. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Compensation cost related to stock-based compensation was $2,640, $1,635 and $126 for the fiscal years 2004, 2003 and 2002, respectively. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

                                                                                  FISCAL YEAR
                                                                 --------------------------------------------
                                                                    2004             2003             2002
                                                                 ----------       ----------       ----------
Net income, as reported                                          $   43,229       $   33,679       $   32,075
Add: Stock-based employee compensation expense
 included in reported net income, net of related tax effects          1,650            1,037               80
Deduct: Total stock-based employee compensation
 expense determined under fair value based method
 for all awards, net of related tax effects                          (4,568)          (3,740)          (4,117)
                                                                 ----------       ----------       ----------
Pro forma net income                                             $   40,311       $   30,976       $   28,038
                                                                 ==========       ==========       ==========
Earnings per share:

 Basic - as reported                                             $     2.02       $     1.60       $     1.52
                                                                 ----------       ----------       ----------
 Basic - pro forma                                               $     1.88       $     1.47       $     1.33
                                                                 ----------       ----------       ----------
 Diluted -as reported                                            $     1.94       $     1.56       $     1.47
                                                                 ----------       ----------       ----------
 Diluted -pro forma                                              $     1.81       $     1.43       $     1.29
                                                                 ==========       ==========       ==========

                                                                     page no: 23

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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement concludes the first phase of the Board's redeliberations of the Exposure Draft, Accounting for Financial Instruments with Characteristics of Liabilities, Equity, or Both. This Statement is effective for financial instruments entered into or modified after May 31,2003, and otherwise is effective at the beginning of the first interim period beginning after June 15,2003. The adoption of SFAS No. 150 did not have a significant impact on the financial position, results of operations, or cash flows of the Company.

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

On December 16, 2004, the FASB issued Statement No. 123 (revised 2004) ("SFAS 123(R)"),"Share-Based Payment," which is effective for fiscal years beginning after June 15, 2005. SFAS 123(R) requires an entity to recognize compensation expense in an amount equal to the fair value of share-based payments granted to employees. The Company will adopt SFAS 123(R) as of the beginning of fiscal 2006 and apply the standard using the modified prospective method, which requires compensation expense to be recorded for new and modified awards. For any unvested portion of previously issued and outstanding awards,compensation expense is required to be recorded based on the previously disclosed SFAS 123 methodology and amounts. Prior periods presented are not required to be restated. The Company is still assessing the impact on results of operations and financial position upon the adoption of SFAS 123(R).

RECLASSIFICATIONS - Certain reclassification have been made to the balance sheets to consistently report current classifications of assets and liabilities.

page no: 24

B. INVESTMENTS
The following is a summary of investments as of January 29, 2005:

                                                     GROSS        GROSS         ESTIMATED
                                    AMORTIZED     UNREALIZED    UNREALIZED         FAIR
                                      COST          GAINS         LOSSES          VALUE
                                    ---------     ----------    ----------      ---------
Held-to-Maturity Securities:
  State and municipal bonds          $57,577         $414         $(307)         $57,684
  U.S. corporate bonds                 2,500           62            (6)           2,556
  U.S. treasuries                      7,679           --           (62)           7,617
                                     -------         ----         -----         --------

                                     $67,756         $476         $(375)         $67,857
                                     =======         ====         =====          =======

Trading Securities:
  Mutual funds                       $ 1,438         $366         $  (5)         $ 1,799
                                     =======         ====         =====          =======

The following is a summary of investments as of January 31, 2004:

                                                      GROSS            GROSS           ESTIMATED
                                    AMORTIZED       UNREALIZED       UNREALIZED          FAIR
                                       COST           GAINS            LOSSES            VALUE
                                    ---------       ----------       ----------        ---------
Held-to-Maturity Securities:
  State and municipal bonds          $64,974         $ 1,029          $    (69)         $65,934
  U.S. corporate bonds                 2,552              19                (7)           2,564
  U.S. treasuries                      7,000               6               (24)           6,982
                                     -------         -------          --------          -------
                                     $74,526         $ 1,054          $   (100)         $75,480
                                     =======         =======          ========          =======

Trading Securities:
  Mutual funds                       $ 1,207         $   260          $      -          $ 1,467
                                     =======         =======          ========          =======

Trading securities have been classified in long-term investments. These trading securities are held in a Rabbi Trust and are intended to fund the Company's deferred compensation plan (See Note H).

The amortized cost and fair value of debt securities by contractual maturity at January 29, 2005 is as follows:

                             AMORTIZED                    FAIR
                                COST                      VALUE
                             ---------                   -------
2005                          $25,523                    $25,427
2006                           18,463                     18,422
2007                           12,206                     12,174
2008                            3,842                      3,905
2009                            1,613                      1,639
Thereafter                      6,109                      6,290
                              -------                    -------
                              $67,756                    $67,857
                              =======                    =======

At January 29, 2005 and January 31, 2004, held to maturity investments of $42,233 and $51,180 are classified in long-term investments.

                                                                     page no: 25

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts are in Thousands Except Share and Per Share Amounts)

C. PROPERTY AND EQUIPMENT
A summary of the cost of property and equipment follows:

                                               JANUARY 29,                 JANUARY 31,
                                                  2005                        2004
                                               -----------                 -----------
Land                                            $    920                    $    917
Building and improvements                          8,930                       8,908
Office equipment                                   3,075                       3,120
Transportation equipment                          15,856                      15,778
Leasehold improvements                            81,349                      76,062
Furniture and fixtures                            61,885                      58,254
Shipping/receiving equipment                       4,336                       4,231
Screenprinting equipment                             106                         102
Construction-in-progress                           2,599                       2,081
                                                --------                    --------
                                                $179,056                    $169,453
                                                ========                    ========

D. FINANCING ARRANGEMENTS

The Company has available an unsecured line of credit of $17.5 million of which $10 million is available for letter of credits. Borrowings under the line of credit and letter of credit provide for interest to be paid at a rate equal to the prime rate as set by the Wells Fargo Bank, N.A. index on the date of the borrowings. There were no bank borrowings at January 29, 2005 and January 31, 2004. There were immaterial bank borrowings during fiscal 2004, 2003 and 2002. The Company had outstanding letters of credit totaling $967 and $799 at January 29, 2005 and January 31, 2004, respectively.

E. INCOME TAXES

The provision for income taxes consists of:

                                   FISCAL YEAR
                  --------------------------------------------
                    2004               2003             2002
                  --------           -------          --------
Current:
 Federal          $ 21,851           $14,414          $ 15,718
 State               3,946             2,885             2,890
Deferred            (1,184)            1,813              (174)
                  --------           -------          --------
Total             $ 24,613           $19,112          $ 18,434
                  ========           =======          ========

Total tax expense for the year varies from the amount which would be provided by applying the statutory income tax rate to earnings before income taxes. The primary reasons for this difference (expressed as a percent of pre-tax income) are as follows:

page no: 26

                                         FISCAL YEAR
                                -----------------------------
                                2004        2003        2002
                                -----       -----       -----
Statutory rate                  35.0%       35.0%       35.0%
State income tax effect          3.9         3.9         3.9
Tax exempt interest income      (2.1)       (2.8)       (2.6)
Other                           (0.5)        0.1         0.2
                                ----        ----        ----

Effective tax rate              36.3%       36.2%       36.5%
                                ====        ====        ====

Deferred tax assets and liabilities are comprised of the following:

                                                   JANUARY 29,    JANUARY 31,
                                                      2005           2004
                                                   -----------    -----------
Deferred tax assets (liabilities):
 Inventory                                         $    2,749     $    1,620
 Stock-based compensation                               1,905          1,108
 Accrued compensation                                   1,076            806
 Accrued store operating costs                            139             82
 Unrealized (gain) loss on trading securities            (135)           (98)
 Capital loss carryforward on trading securities          143            145
 Gift certificates redeemable                             115             90
 Allowance for doubtful accounts                           42             68
 Deferred rent liability                                9,590          9,336
 Property and equipment                               (10,159)        (8,876)
                                                   ----------     ----------
                                                   $    5,465     $    4,281
                                                   ==========     ==========

At January 29, 2005 and January 31, 2004, respectively, the net current deferred tax assets of $3,962 and $3,061 are classified in prepaid expenses and other assets. The net non-current deferred tax assets of $1,503 and $1,220 are classified in other assets at January 29, 2005 and January 31, 2004, respectively.

Cash paid for income taxes was $21,084, $15,527 and $17,662 in fiscal years 2004, 2003 and 2002, respectively.

F. RELATED PARTY TRANSACTIONS

Included in other assets is a note receivable of $885 and $855 at January 29, 2005 and January 31, 2004, respectively, from a life insurance trust fund controlled by the Company's Chairman. The note was created over three years when the Company paid life insurance premiums of $200,000 each year for the Chairman on a personal policy. The note accrues interest at 5% of the principal balance per year and is to be paid from the life insurance proceeds. The note is secured by a life insurance policy on the Chairman.

                                                                     page no: 27

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts are in Thousands Except Share and Per Share Amounts)

G. LEASE COMMITMENTS

The Company conducts its operations in leased facilities under numerous noncancellable operating leases expiring at various dates through 2015. Most of the Company's stores have lease terms of approximately ten years and generally do not contain renewal options. Most lease agreements contain tenant improvement allowances, rent holidays, lease premiums, rent escalation clauses and/or rent provisions. For purposes of recognizing incentives, premiums and minimum rental expenses on a straight-line basis over the terms of the leases, the Company uses the date of initial possession to begin amortization, which is generally when the Company enters the space and begins to make improvements in preparation of intended use. Operating lease base rental expense for fiscal 2004, 2003 and 2002 was $27,952, $29,897 and $27,611, respectively. Most of the rental payments are based on a minimum annual rental plus a percentage of sales in excess of a specified amount. Percentage rents for fiscal 2004, 2003 and 2002 were $518, $403 and $656, respectively. Total future minimum rental commitments under these operating leases are as follows:

FISCAL YEAR
-----------
2005                                $   31,030
2006                                    28,343
2007                                    26,549
2008                                    24,596
2009                                    22,032
Thereafter                              45,908
                                    ----------

Total minimum payments required     $  178,458
                                    ==========

H. EMPLOYEE BENEFITS

The Company has a 401(k) profit sharing plan covering all eligible employees who elect to participate. Contributions to the plan are based upon the amount of the employees' deferrals and the employer's matching formula. The Company may contribute to the plan at its discretion. The total expense under the profit sharing plan was $548, $567 and $600 for fiscal years 2004, 2003 and 2002, respectively.

The Buckle, Inc. Deferred Compensation Plan covers certain of the Company's executive officers. The plan is funded by participant contributions and a specified annual Company matching contribution not to exceed 6% of the participant's compensation. The Company's contributions were $76, $56 and $66 for fiscal years 2004, 2003 and 2002, respectively.

I. STOCK-BASED COMPENSATION

The Company has several stock option plans that provide for granting of options to purchase common stock to designated employees, officers and directors. The options may be in the form of incentive stock options or nonqualified stock options, and are granted at fair market value on the date of grant. The options generally expire ten years from the date of grant. At January 31, 2005, 322,891 shares of common stock were available for grant under the various option plans of which 192,950 shares were available to executive officers of the Company.

During fiscal year 2003, the Company granted 169,840 shares of restricted common stock upon approval of the Board of Directors. These grants resulted in $2,640 and $1,635 of compensation expense during fiscal 2004 and fiscal 2003, respectively. Due to participants terminating their employment prior to the vesting date, 3,959 of these shares were forfeited during fiscal 2004 and the remainder vested on January 29, 2005.

page no: 28

The weighted average fair value of options granted during the year under the SFAS No. 123 methodology was $14.93, $15.74 and $15.68 per option for fiscal 2004, 2003 and 2002, respectively. The fair value of options granted under the Plans was estimated at the date of grant using a Black-Sholes option pricing model with the following assumptions:

                             2004        2003        2002
                            -------     -------     -------
Risk-free interest rate        4.00%       4.25%       4.50%
Dividend yield                 1.50%       0.00%       0.00%
Expected volatility           65.00%      64.00%      62.00%
Expected life (years)       7 years     7 years     7 years

A summary of the Company's stock-based compensation activity related to stock options for the last three fiscal years is as follows:

                                               2004                    2003                    2002
                                      ---------------------   ---------------------   ---------------------
                                                   WEIGHTED                WEIGHTED                WEIGHTED
                                                   AVERAGE                 AVERAGE                 AVERAGE
                                                   EXERCISE                EXERCISE                EXERCISE
                                        NUMBER      PRICE       NUMBER      PRICE       NUMBER      PRICE
                                      ----------   --------   ----------   --------   ----------   --------
Outstanding - beginning of year       3,502,052    $  17.92   3,867,377    $  16.10   3,407,135    $  15.29
Granted                                 523,150       26.01     508,250       16.88     546,870       20.62
Expired/terminated                     (231,875)      21.49    (452,090)      11.07     (37,637)      22.41
Exercised                              (336,108)      12.79    (421,485)       5.96     (48,991)      11.72
                                      ---------    --------   ---------    --------   ---------    --------

Outstanding - end of year             3,457,219    $  19.40   3,502,052    $  17.92   3,867,377    $  16.10
                                      =========    ========   =========    ========   =========    ========

There were 1,401,679, 1,682,784 and 2,371,042 options exercisable at January 29, 2005, January 31,2004 and February 1, 2003, respectively.

The following table summarizes information about stock options outstanding as of January 29, 2005:

                OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
------------------------------------------------------   ---------------------
                                  WEIGHTED
                                  AVERAGE     WEIGHTED                WEIGHTED
                                 REMAINING     AVERAGE                AVERAGE
    RANGE OF         NUMBER     CONTRACTUAL   EXERCISE     NUMBER     EXERCISE
 EXERCISE PRICES   OUTSTANDING     LIFE        PRICE     EXERCISABLE   PRICE
-----------------  -----------  -----------   --------   -----------  --------
$  4.583  $ 6.333    238,575    1.00 YEARS    $  6.31       238,575   $  6.31
   8.500    9.292    323,963    2.02             9.24       323,963      9.24
  11.654   17.010    666,066    6.72            16.49        44.316     16.25
  17.199   23.950  1,397,720    5.12            20.90       690.611     21.35
  25.750   34.083    830,895    6.86            26.95       104,214     31.89
                   ---------    ----------    -------     ---------   -------

                   3,457,219    5.27 YEARS    $ 19.40     1,401,679   $ 16.62
                   =========    ==========    =======     =========   =======

                                                                     page no: 29

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts are in Thousands Except Share and Per Share Amounts)

J. EARNINGS PER SHARE

The following table provides a reconciliation between basic and diluted earnings per share (amounts in thousands except per share amounts):

                                            2004                        2003                        2002
                                --------------------------  --------------------------  --------------------------
                                          WEIGHTED   PER              WEIGHTED   PER              WEIGHTED   PER
                                          AVERAGE   SHARE             AVERAGE   SHARE             AVERAGE   SHARE
                                 INCOME    SHARES   AMOUNT   INCOME    SHARES   AMOUNT   INCOME    SHARES   AMOUNT
                                --------  --------  ------  --------  --------  ------  --------  --------  ------
BASIC EPS
  Net income                    $ 43,229   21,436   $ 2.02  $ 33,679   21,094   $ 1.60  $ 32,075   21,119   $ 1.52

EFFECT OF DILUTIVE SECURITIES
  Stock options                       --      821    (0.08)       --      530    (0.04)       --      693    (0.05)
                                --------   ------   ------  --------   ------   ------  --------   ------   ------

DILUTED EPS                     $ 43,229   22,257   $ 1.94  $ 33,679   21,624   $ 1.56  $ 32,075   21,812   $ 1.47
                                ========   ======   ======  ========   ======   ======  ========   ======   ======

Options to purchase 71,820, 787,965 and 1,122,094 shares of common stock in fiscal 2004, 2003 and 2002, respectively, are not included in the computation of diluted earnings per share because the options would be considered anti-dilutive.

K. SEGMENT INFORMATION

The Company is a retailer of medium to better priced casual apparel, footwear and accessories. The Company operates 327 stores located in 38 states throughout the central, northwestern and southern regions of the United States, plus an online store, at January 29, 2005. The Company operates their business as one reportable industry segment.

The following is information regarding the Company's major product lines and is stated as a percentage of the Company's net sales:

                                        FISCAL YEAR
                               -----------------------------
MERCHANDISE GROUP               2004        2003        2002
-------------------------      ------      ------      ------
Denims                          40.3%       36.2%       32.8%
Tops (including sweaters)       31.8        32.1        32.0
Accessories                     11.4        11.4        11.3
Footwear                         7.6         8.9        11.4
Sportswear/Fashions              4.2         4.5         4.8
Casual bottoms                   2.1         3.8         3.7
Outerwear                        2.5         2.9         3.7
Other                            0.1         0.2         0.3
                               -----       -----       -----

                               100.0%      100.0%      100.0%
                               =====       =====       =====

page no: 30

L. QUARTERLY FINANCIAL DATA (UNAUDITED)
Summarized quarterly financial information for fiscal 2004 and 2003 are as follows:

                                                     QUARTER
                             -------------------------------------------------------
FISCAL 2004                    FIRST          SECOND         THIRD          FOURTH
-------------------------    ----------     ----------     ----------     ----------
Net sales                    $   94,774     $   96,848     $  133,722     $  145,593
Gross profit                 $   30,662     $   29,794     $   52,191     $   58,332
Net income                   $    5,888     $    5,317     $   14,878     $   17,146
Basic income per share       $     0.28     $     0.25     $     0.70     $     0.79
Diluted income per share     $     0.27     $     0.24     $     0.67     $     0.76

                                                     QUARTER
                             -------------------------------------------------------
FISCAL 2003                    FIRST          SECOND         THIRD          FOURTH
-------------------------    ----------     ----------     ----------     ----------
Net sales                    $   81,713     $   85,683     $  121,325     $  134,099
Gross profit                 $   22,844     $   24,572     $   43,619     $   51,781
Net income                   $    2,974     $    3,575     $   12,167     $   14,963
Basic income per share       $     0.14     $     0.17     $     0.57     $     0.71
Diluted income per share     $     0.14     $     0.17     $     0.56     $     0.69

Basic and diluted shares outstanding are computed independently for each of the quarters presented and, therefore, may not sum to the totals for the year.

M. SUBSEQUENT EVENT

On March 25, 2005, the Company announced that it entered into an agreement on March 24, 2005, with Daniel J. Hirschfeld, founder and Chairman, to purchase a total of 3,000,000 shares of the Company's outstanding stock from Mr. Hirschfeld. The shares represent approximately 13.8% of the Company's total outstanding Common Stock. The shares were purchased for $28.00 per share, or a total purchase price of $84 million. The Company retired the purchased shares, reducing the total shares outstanding and reducing Mr. Hirschfeld's ownership percentage to approximately 53%.

The stock repurchase transaction was negotiated by a Special Committee of The Buckle, Inc.'s Board of Directors. The Special Committee was comprised of all of the Company's independent Directors, and therefore the transaction was approved by the independent Directors on the Company's Board. In connection with this transaction, the Special Committee received a written fairness opinion from Houlihan Lokey Howard & Zukin Financial Advisors, Inc., an international investment bank.

                                                                     page no: 31

STOCK PRICES BY QUARTER

The Company's common stock trades on the New York Stock Exchange under the symbol BKE. The Company declared and paid a cash dividend of $.12 per share during both the third and fourth quarters of fiscal 2004. Prior to the third quarter of fiscal 2004, the Company had paid a quarterly cash dividend of $.10 per share each quarter beginning with the third quarter of fiscal 2003.The Company did not pay any cash dividends in the first or second quarters of fiscal 2003 or in fiscal 2002.

The number of record holders of the Company's common stock as of March 30, 2005 was 346. Based upon information from the principal market makers, the Company believes there are more than 3,000 beneficial owners.The last reported sales price of the Company's common stock on March 30,2005 was $32.75.

The following table lists the Company's quarterly market range for fiscal years 2004, 2003 and 2002.

                                   QUARTER
           -------------------------------------------------------
                 2004                2003                2002
           ---------------     ---------------     ---------------
QUARTER    HIGH       LOW      HIGH       LOW      HIGH       LOW
First      29.73     25.00     18.85     15.52     24.90     20.05
Second     29.00     25.40     20.60     16.10     25.46     20.40
Third      28.50     25.15     22.75     19.11     22.30     15.72
Fourth     31.97     25.67     25.77     20.69     20.35     16.46

page no: 32

CORPORATE INFORMATION

DATE FOUNDED

1948

NUMBER OF EMPLOYEES

6,100

STOCK TRANSFER AGENT & REGISTRAR

UMB Bank, n.a.
P.O. Box 419226
Kansas City, Missouri 64141-6226
(816)860-7000

STOCK EXCHANGE LISTING
New York Stock Exchange
Trading Symbol: BKE

INDEPENDENT PUBLIC ACCOUNTANTS

Deloitte & Touche LLP
Omaha, Nebraska

ANNUAL MEETING

The Annual Meeting of Shareholders is scheduled for 10:00 a.m. Thursday, June 2, 2005, at the Holiday Inn
Kearney, Nebraska

FORM 10-K

A copy of the 10-K is available to shareholders without charge upon written request to:
Karen B. Rhoads
Vice President of Finance
The Buckle, Inc.
P.O. Box 1480
Kearney, Nebraska 68848-1480

TRADEMARKS

BUCKLE, THE BUCKLE, BKLE, GIMMICK, RECLAIM and BKE are trademarks of The Buckle, Inc., which is registered in the United States.

> BOARD OF DIRECTORS

Daniel J. Hirschfeld
Chairman of the Board

Dennis H. Nelson
President and Chief Executive Officer

James E. Shada
Executive Vice President of Sales

Karen B. Rhoads
Vice President of Finance,
Treasurer and Chief Financial Officer

Ralph M. Tysdal

William D. Orr

Bill L. Fairfield
Chairman, Dream Field
Capital Ventures and Director, MSI, Inc.

Robert E. Campbell
President and Operating Manager, Miller & Paine, LLC and
Director of Development, Madonna Foundation

Bruce L. Hoberman
Chief Executive Officer, Proxibid, Inc.

David A. Roehr
Executive Vice President, Cabela's, Inc. and
Chairman, President and CEO of World's Foremost Bank

> EXECUTIVE OFFICERS

Dennis H. Nelson
President and Chief Executive Officer

James E. Shada
Executive Vice President of Sales

Karen B. Rhoads
Vice President of Finance, Treasurer and Chief Financial Officer

Brett P. Milkie
Vice President of Leasing

Kari G. Smith
Vice President of Sales

Patricia K. Whisler
Vice President of Women's Merchandising

Kyle L. Hanson
Corporate Secretary and General Counsel

                                    [PICTURE]