Form 10-K, Exhibit 13
period 2006-02-28
BUCKLE INC
filed 2006-04-13
CIK 885245

                                    [PICTURE]

                                                                               .
                                                                               .
                                                                               .

FINANCIAL HIGHLIGHTS
(Dollar Amounts in Thousands, Except Per Share and Selected Operating Data)

                                          JANUARY 28,   JANUARY 29,   JANUARY 31,
                                             2006          2005          2004
                                          -----------   -----------   -----------
INCOME STATEMENT DATA
Net sales                                 $   501,101   $   470,937   $   422,820
Income before income taxes                $    82,445   $    67,842   $    52,791
Income taxes                              $    30,539   $    24,613   $    19,112
Net income                                $    51,906   $    43,229   $    33,679
Diluted earnings per share                $      2.54   $      1.94   $      1.56
Net income as a percentage of net sales          10.4%          9.2%          8.0%

BALANCE SHEET DATA
Working capital                           $   200,912   $   229,594   $   180,678
Total assets                              $   374,266   $   405,543   $   356,222
Long term debt                                      -             -             -
Stockholders' equity                      $   299,793   $   332,928   $   293,845

SELECTED OPERATING DATA
Number of stores open at year end                 338           327           316
Average sales per square foot             $       298   $       291   $       274
Average sales per store (000's)           $     1,474   $     1,454   $     1,350
Comparable store sales change                     1.4%          6.3%          1.1%

* CORPORATE HEADQUARTERS
338 STORES IN 38 STATES,
AS OF JANUARY 28,2006

[MAP]

During fiscal 2005, the Buckle achieved record levels of both sales and profitability. Net sales for the fiscal year increased 6.4 percent to $501.1 million, with a 1.4 percent increase in comparable store sales. Net income increased 20.1 percent to $51.9 million, or $2.54 per share on a diluted basis, driven in large part by gross margin expansion. Net income was 10.4 percent of net sales in fiscal 2005, compared with 9.2 percent in fiscal 2004 and 8.0 percent in fiscal 2003.

Given the strength and consistency of our business performance, we remain committed to enhancing shareholder value. On March 24, 2005, we completed the repurchase of 3 million shares of common stock from our Chairman at a total cost of $84 million or $28 per share. We also repurchased an additional 329,075 shares in the open market throughout the fiscal year at a total cost of $10.9 million; an average of $33.13 per share. As a result of the reduced share count, we increased our quarterly dividend from $0.12 in the first quarter to $0.15 in the second quarter. We then increased our quarterly dividend to $0.17 beginning with the third quarter of the fiscal year.

Our balance sheet remains strong. We ended the fiscal year with cash and investments of $199.8 million, shareholders' equity of $299.8 million, working capital of $200.9 million, and no long-term debt as of January 28, 2006.

MORE 2005 BUCKLE HIGHLIGHTS

- Opened 15 new stores and completed 9 full remodels and 5 partial remodels. Closed 1 store in April and 3 stores in January to end the fiscal year with 338 stores in 38 states.

- Achieved average sales per store of $1.47 million and average sales per square foot of $298, compared with $1.45 million and $291 respectively during fiscal 2004.

- Grew denim sales by 13 percent on top of 24 percent growth during fiscal 2004 and 16 percent growth during fiscal 2003, bringing the category to approximately 43 percent of our fiscal 2005 net sales.

- Expanded our private label business to approximately 33 percent of our fiscal 2005 net sales, compared with approximately 28 percent in fiscal 2004--due primarily to growth in sales of BKE denim.

- Improved our gross margin from 36.3 percent in fiscal 2004 to 38.7 percent in fiscal 2005.

- Increased our average transaction value by approximately 5 percent to $74 and our average price point by approximately 4 percent to $38.40.

At the Buckle, we pride ourselves on being the place where our guests find their favorite pair of jeans, and our fiscal 2005 denim business was stronger than ever. In addition to our own BKE denim, key denim brands included Lucky Brand, Silver Jeans, Big Star, and Guess. I believe it is the quality of our denim, our attention to the details, and the fit of our jeans that continue to drive our denim business and have made us a denim destination for our guests. Complementing our strength in denim, we offer a wide selection of tops, outerwear, footwear, and accessories that fit the individual styles of our many guests.

For the fiscal year, our guys' business represented approximately 44 percent of total sales, while our ladies' business represented approximately 56 percent. Strong non-denim brands on the guys' side of the business included Hurley, Billabong, Le Tigre, and Fossil; while strong non-denim brands on the ladies' side included Roxy and Fossil.

As a specialty retailer, our real estate strategy is centered on finding prime locations in regional and lifestyle shopping centers in trade areas with populations of at least 300,000. In fiscal 2005, new store expansion was focused on opening in new markets as well as adding to our store base in existing markets. During the year, we opened our first store in Jacksonville, second in Tampa, fourth each in Atlanta and Chicago, sixth in Houston, seventh in Minneapolis, and second and third in Seattle. For fiscal 2006, we anticipate opening approximately 15-17 new stores (including 4 stores in Florida and 4 in California) and completing approximately 9 full remodels.

Teammates in the home office play an instrumental role in the success of our Company. During the fiscal year we completed an 82,200 square foot addition to our home office and distribution center. This expansion houses our new multi-level internet fulfillment system, which has been designed to accommodate our buckle.com business. After further renovation, the expansion will also provide additional space for our growing support center team.

Our sales team works diligently to further enhance our position in the marketplace as a specialty store focused on providing outstanding, individualized customer service that complements our unique product and adds to the overall shopping experience. This resulted in another outstanding year for the Buckle team.

While we are proud of our accomplishments, we remain dedicated to continuously improving our business in the years ahead. We believe our core strengths have us well positioned to capitalize on future opportunities and will help create continued growth and success for both our Company and our shareholders.

In closing, I would like to take this opportunity to express my sincere appreciation to our many talented teammates for their efforts throughout the year and to our guests, vendors, and shareholders for their continued loyalty and support.

/s/ Dennis H. Nelson
---------------------
Dennis H. Nelson
President and Chief Executive Officer

                                   [PICTURE]

                    "After 16 years with the Buckle, I still
                   enjoy the fact that every day is different.
                       We're constantly improving things,
                       which means that today won't be the
                        same as it was a year ago, a week
                            ago, or even yesterday!"

                         Scott Buresh, District Manager

[LOVE WHAT YOU DO. LOGO]

It is the passion, talent, and commitment of our teammates that enables the Buckle to excel. Possessing an average tenure of 19 years, our district leaders are able to share with their teams a depth of knowledge and expertise that truly differentiates us from our rivals. This loyalty is the result of our performance-based culture that encourages our leaders to act as entrepreneurs. We provide managers with the tools and freedom to run their own businesses and then recognize and reward their achievements.

To support our growth, we continue to bolster our campus recruiting efforts and management development program--allowing us to strengthen our team by hiring talented individuals who have the potential to become our future leaders. Furthering this mission, in 2006 we will launch enhanced web capabilities that applicants can use to search available positions and apply online.

At the Buckle, we understand that shopping is about much more than buying a new pair of jeans--it's an experience. With that in mind, our team is singularly focused on providing guests with the most enjoyable shopping experience possible. The logic in this approach is simple: when our guests enjoy themselves, so do we. This enthusiasm has translated into strong financial performance and increased shareholder value.

[LOVE WHAT YOU WEAR. LOGO]

The Buckle's merchandising strategy is to continuously deliver a unique selection of fresh, compelling, and relevant merchandise. It keeps the level of excitement high--for both teammates and guests alike--and encourages customers to shop our stores frequently.

Because we know that fashion means different things to different people, we work hard to deliver a wide selection of unique merchandise that allows our guests to find their own individual look. Our top three merchandisers have a combined 60 years' experience with the Buckle. The knowledge they share with our merchandising team--coupled with the Buckle's proven track record--means that vendors are often eager to collaborate with us to help create exclusive merchandise for the Buckle.

We pride ourselves on being our guests' favorite denim destination. Given the quality, selection, unique details, and superior fit of our jeans, the Buckle's denim business has continued to flourish. Sales of our BKE brand represent a growing portion of our denim business--complementing our strong array of name brands including Silver Jeans, Lucky Brand, Big Star, and Guess.

                     "I believe the strength of our company
                    lies in recruiting talented individuals
                     who have a desire to make a difference
                      and in creating a culture that gives
                          our leaders the tools and the
                           freedom to be successful."

                                   Jim Shada,
                        Executive Vice President of Sales

                                   [PICTURE]
4

[LOVE WHERE YOU SHOP. LOGO]

In today's competitive retail environment, the design of a retail space is viewed as an extension of the company's brand and image. Striking a balance between style and functionality, we continue to roll out our new store design that is brighter, more inviting, and easier to shop. As of the end of 2005, 92 of our 338 stores featured this enhanced design. We also constantly seek out new ways to maintain a fresh, current store environment and maximize the visual impact of our merchandise. To that end, in 2005 we introduced several new tables and fixtures in all of our stores -- allowing us to better showcase the special details and unique attributes of our product.

As we continue to expand, the heart of our business remains in the Midwest. The Buckle began as a single store in Kearney, Nebraska, which is still home to our corporate headquarters, distribution center, and internet operations. At this location, we currently employ over 400 people. We also recently added a 100,000 square foot multi-level fulfillment system -- providing the infrastructure necessary to support our growing online store.

Buckle.com has become a valuable complement to our brick and mortar stores -- providing shoppers with a convenient venue for buying a wide variety of Buckle merchandise. With the addition of several new features, guests are able to easily search for products, pull together pre-coordinated outfits, and find the perfect pair of jeans using the Buckle's virtual denim fit guide. Going forward, we will continue to seek out ways to enhance the online experience so that our guests have a truly enjoyable experience every time they visit us -- whether they choose to shop online or in one of our stores.

DILUTED EARNINGS PER SHARE
--------------------------
$1.47                         2002
$1.56                         2003
$1.94                         2004
$2.54                         2005

      DENIM SALES
(amounts in thousands)
---------------------
$131,504                      2002
$152,612                      2003
$189,329                      2004
$213,544                      2005

[PICTURE]
                                                                               5

SELECTED FINANCIAL DATA

(Amounts in Thousands Except Share, Per Share Amounts and Selected Operating
Data)

                                                                FISCAL YEARS ENDED
                                        -------------------------------------------------------------------
                                        JANUARY 28,   JANUARY 29,   JANUARY 31,   FEBRUARY 1,   FEBRUARY 2,
                                           2006          2005          2004          2003          2002
                                        -----------   -----------   -----------   -----------   -----------
INCOME STATEMENT DATA
  Net sales                             $   501,101   $   470,937   $   422,820   $   401,060   $   387,638
  Cost of sales (including buying,
    distribution and occupancy costs)       307,063       299,958       280,004       269,516       259,994
                                        -----------   -----------   -----------   -----------   -----------
  Gross profit                              194,038       170,979       142,816       131,544       127,644
  Selling expenses                          100,148        89,008        79,668        74,754        69,786
  General and administrative expenses        17,568        18,599        15,045        10,979        10,939
                                        -----------   -----------   -----------   -----------   -----------
  Income from operations                     76,322        63,372        48,103        45,811        46,919
  Other income, net                           6,123         4,470         4,688         4,698         4,820
                                        -----------   -----------   -----------   -----------   -----------
  Income before income taxes                 82,445        67,842        52,791        50,509        51,739
  Provision for income taxes                 30,539        24,613        19,112        18,434        19,097
                                        -----------   -----------   -----------   -----------   -----------
  Net income                            $    51,906   $    43,229   $    33,679   $    32,075   $    32,642
                                        ===========   ===========   ===========   ===========   ===========
  Basic earnings per share              $      2.64   $      2.02   $      1.60   $      1.52   $      1.57
                                        ===========   ===========   ===========   ===========   ===========
  Diluted earnings per share            $      2.54   $      1.94   $      1.56   $      1.47   $      1.51
                                        ===========   ===========   ===========   ===========   ===========
  Dividends declared per share (a)      $      0.61   $      0.44   $      0.20   $      0.00   $      0.00
                                        ===========   ===========   ===========   ===========   ===========

SELECTED OPERATING DATA
  Stores open at end of period                  338           327           316           304           295
  Average sales per square foot         $       298   $       291   $       274   $       274   $       279
  Average sales per store (000's)       $     1,474   $     1,454   $     1,350   $     1,334   $     1,352
  Comparable store sales change (b)             1.4%          6.3%          1.1%         -0.5%         -6.2%
BALANCE SHEET DATA (c)
  Working capital                       $   200,912   $   229,594   $   180,678   $   144,540   $   145,629
  Long-term investments                 $    34,170   $    44,032   $    52,647   $    54,548   $    32,556
  Total assets                          $   374,266   $   405,543   $   356,222   $   318,011   $   282,871
  Long-term debt                                  -             -             -             -             -
  Stockholders' equity                  $   299,793   $   332,928   $   293,845   $   261,027   $   230,046

(a) The Company declared and paid its first ever quarterly cash dividends of $.10 per share in both the third and fourth quarters of fiscal 2003. Cash dividends of $.10 per share were paid in the first and second quarters of fiscal 2004 and $.12 per share in the third and fourth quarters of fiscal 2004. For fiscal 2005, the Company paid cash dividends of $.12 per share in the first quarter, $.15 per share in the second quarter and $.17 per share in the third and fourth quarters.

(b) Stores are deemed to be comparable stores if they were open in the prior year on the first day of the fiscal period presented. Stores which have been remodeled, expanded and/or relocated, but would otherwise be included as comparable stores, are not excluded from the comparable store sales calculation. Online sales are excluded from comparable store sales.

(c) At the end of the period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and notes thereto of the Company incorporated by reference in this Form 10-K. The following is management's discussion and analysis of certain significant factors which have affected the Company's financial condition and results of operations during the periods included in the accompanying financial statements incorporated by reference in Form 10-K.

- EXECUTIVE OVERVIEW

Company management considers the following items to be key performance indicators in evaluating Company performance.

COMPARABLE STORE SALES - Stores are deemed to be comparable stores if they were open in the prior year on the first day of the fiscal period being presented. Stores which have been remodeled, expanded and/or relocated, but would otherwise be included as comparable stores, are not excluded from the comparable store sales calculation. Management considers comparable store sales to be an important indicator of current company performance, helping leverage certain fixed costs when results are positive. Negative comparable store sales results could reduce net sales and have a negative impact on operating leverage, thus reducing net earnings. Beginning with the four-week period ended May 1, 2004, the Company changed its method of reporting comparable store sales to exclude internet sales. Comparable store sales reported for all periods subsequent to that date reflect the impact of this change and for all prior periods the impact was immaterial.

NET MERCHANDISE MARGINS - Management evaluates the components of merchandise margin including initial markup and the amount of markdowns during a period. Any inability to obtain acceptable levels of initial markups or any significant increase in the Company's use of markdowns could have an adverse effect on the Company's gross margin and results of operations.

OPERATING MARGIN - Operating margin is a good indicator for Management of the Company's success. Operating margin can be positively or negatively affected by comparable store sales, merchandise margins, occupancy costs and the Company's ability to control operating costs.

CASH FLOW AND LIQUIDITY (WORKING CAPITAL) - Management reviews current cash and short-term investments along with cash flow from operating, investing and financing activities to determine the Company's short-term cash needs for operations and expansion. The Company believes that existing cash, short-term investments and cash flow from operations will be sufficient to fund current and long-term anticipated capital expenditures and working capital requirements for the next several years.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

- RESULTS OF OPERATIONS

The following table sets forth certain financial data expressed as a percentage of net sales and the percentage change in the dollar amount of such items compared to the prior period.

                                                         PERCENTAGE OF NET SALES
                                                          FOR FISCAL YEARS ENDED            PERCENTAGE INCREASE (DECREASE)
                                                  ---------------------------------------   ------------------------------
                                                  JANUARY 28,   JANUARY 29,   JANUARY 31,              FISCAL YEAR
                                                     2006          2005          2004        2004 TO 2005     2003 TO 2004
                                                  -----------   -----------   -----------   -------------    -------------
Income Statement Data
  Net sales                                             100.0%        100.0%        100.0%            6.4%           11.4%
  Cost of sales (including buying, distribution
    and occupancy costs)                                 61.3%         63.7%         66.2%            2.4%            7.1%
                                                        -----         -----         -----            ----            ----
  Gross profit                                           38.7%         36.3%         33.8%           13.5%           19.7%
  Selling expenses                                       20.0%         18.9%         18.8%           12.5%           11.7%
  General and administrative expenses                     3.5%          3.9%          3.6%           -5.5%           23.6%
                                                        -----         -----         -----            ----            ----
  Income from operations                                 15.2%         13.5%         11.4%           20.4%           31.7%
  Other income                                            1.3%          0.9%          1.1%           37.0%           -4.6%
                                                        -----         -----         -----            ----            ----
  Income before income taxes                             16.5%         14.4%         12.5%           21.5%           28.5%
  Provision for income taxes                              6.1%          5.2%          4.5%           24.1%           28.8%
                                                        -----         -----         -----            ----            ----
  Net income                                             10.4%          9.2%          8.0%           20.1%           28.4%

- FISCAL 2005 COMPARED TO FISCAL 2004

Net sales increased from $470.9 million in fiscal 2004 to $501.1 million in fiscal 2005, a 6.4% increase. Comparable store sales increased by $6.2 million, or 1.4% for the 52-week period ended January 28,2006 compared to the same 52-week period in the prior year. The comparable store sales increase during the period resulted primarily from a 4.5% increase in the average retail price per piece of merchandise sold and a 1.0% increase in the average number of units sold per transaction, partially offset by a decrease in the number of transactions at comparable stores during the period. Sales growth for the 52-week period was also attributable to the inclusion of a full year of operating results for the 13 new stores opened during fiscal 2004, to the opening of 15 new stores during fiscal 2005 and to growth in online sales.

The Company's average retail price per piece of merchandise increased $1.61, approximately 4.5%, in fiscal 2005 compared to fiscal 2004. This $1.61 increase in the average price per piece was primarily attributable to the following changes (with their corresponding effect on the overall average price per piece): a 5.5% increase in denim price points ($0.86), a 2.6% increase in knit shirt price points ($0.20), a 1.8% increase in woven shirt price points ($0.05) and a shift in the merchandise mix ($1.06). These increases were partially offset by reduced price points for outerwear ($0.26), accessories ($0.14), footwear ($0.07) and sportswear ($0.06). These changes are primarily a reflection of merchandise shifts in terms of brands; product styles, fabrics, details and finishes; and the mix of branded versus private label. Average sales per square foot for fiscal 2005 increased 2.4% from $291 to $298.

Gross profit after buying, distribution and occupancy costs increased $23.1 million in fiscal 2005 to $194.0 million, a 13.5% increase. As a percentage of net sales, gross profit increased from 36.3% in fiscal 2004 to 38.7% in fiscal 2005. The increase was primarily attributable to a 2.0% improvement, as a percentage of net sales, in actual merchandise margins, achieved through timely sell-throughs on new product and an increase in sales of private label merchandise, which achieves a higher margin due to greater initial mark-up. Gross profit improvement was also impacted by a 0.3% reduction, as a percentage of net sales, in occupancy costs and a 0.1% reduction, as a percentage of net sales, related to reduced incentive bonus expense. Merchandise shrinkage decreased from 0.7% in fiscal 2004 to 0.6% in fiscal 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Selling expenses increased from $89.0 million for fiscal 2004 to $100.1 million for fiscal 2005, a 12.5% increase. Selling expenses as a percentage of net sales increased from 18.9% for fiscal 2004 to 20.0% for fiscal 2005. The increase was primarily attributable to increases in internet-related fulfillment and marketing expenses (0.4%, as a percentage of net sales), store salaries (0.3%, as a percentage of net sales), bankcard fees as a result of a nearly 9% increase in the percentage of sales tendered in bankcards and increased rates charged by VISA/Mastercard (0.1%, as a percentage of net sales), health insurance costs (0.1%, as a percentage of net sales), payroll taxes (0.1%, as a percentage of net sales) and certain other selling expenses (0.1%, as a percentage of net sales).

General and administrative expenses decreased from $18.6 million in fiscal 2004 to $17.6 million in fiscal 2005, a 5.5% decrease. As a percentage of net sales, general and administrative expenses decreased from 3.9% for fiscal 2004 to 3.5% for fiscal 2005. The reduction in general and administrative expenses, as a percentage of net sales, was attributable to a reduction in the amount of restricted stock compensation recognized during period (-0.4%, as a percentage of net sales), a reduction in the incentive bonus accrual (-0.1%, as a percentage of net sales) and reduced expense related to gains/losses on the disposal of assets (-0.1%, as a percentage of net sales). These reductions were partially offset by increases in professional fees related to the Company's stock buyback from its founder and Sarbanes-Oxley compliance (0.1%, as a percentage of net sales) and certain other general and administrative expenses (0.1%, as a percentage of net sales).

As a result of the above changes, the Company's income from operations increased $13.0 million to $76.3 million for fiscal 2005, a 20.4% increase compared to fiscal 2004. Income from operations was 15.2% as a percentage of net sales in fiscal 2005 compared to 13.5% as a percentage of net sales in fiscal 2004.

Other income for fiscal 2005 increased 37.0% from fiscal 2004 to $6.1 million in fiscal 2005. The increase is primarily due to an increase in interest income, as average interest rates on cash and investments were over 50% higher in fiscal 2005 than in fiscal 2004; although balances in cash and investments were lower during fiscal 2005 than they were during the prior fiscal year.

Income tax expense as a percentage of pre-tax income was 37.0% in fiscal 2005 compared to 36.3% in fiscal 2004, bringing net income to $51.9 million for fiscal 2005 versus $43.2 million for fiscal 2004,an increase of 20.1%.

- FISCAL 2004 COMPARED TO FISCAL 2003

Net sales increased from $422.8 million in fiscal 2003 to $470.9 million in fiscal 2004, an 11.4% increase. Comparable store sales increased by $25.5 million, or 6.3% for the 52-week period ended January 29, 2005 compared to the same 52-week period in the prior year. The comparable store sales increase during the period resulted primarily from a 2.0% increase in the average retail price per piece of merchandise sold, a 1.0% increase in the average number of units sold per transaction and an increase in the number of transactions at comparable stores during the period. Sales growth for the 52-week period was also attributable to the inclusion of a full year of operating results for the 16 new stores opened during fiscal 2003, to the opening of 13 new stores during fiscal 2004 and to growth in online sales.

The Company's average retail price per piece of merchandise increased $0.76, approximately 2%, in fiscal 2004 compared to fiscal 2003. This $0.76 increase in the average price per piece was primarily attributable to the following changes (with their corresponding effect on the overall average price per piece): a 4.6% increase in denim price points ($0.65), a 5.1% increase in accessory price points ($0.20), a 6.3% increase in woven shirt price points ($0.19) and a shift in the merchandise mix ($0.31). These increases were partially offset by reduced price points for outerwear ($0.18), knit shirts ($0.17), footwear ($0.09), sweaters ($0.08), fashion clothes ($0.04) and casual bottoms ($0.04). These changes are primarily a reflection of merchandise shifts in terms of brands; product styles, fabrics, details and finishes; and the mix of branded versus private label. Average sales per square foot for fiscal 2004 increased 6.3% from $274 to $291.

Gross profit after buying, distribution and occupancy costs increased $28.2 million in fiscal 2004 to $171.0 million, a 19.7% increase. As a percentage of net sales, gross profit increased from 33.8% in fiscal 2003 to 36.3% in fiscal 2004. The increase was primarily attributable to a 1.4% improvement, as a percentage of net sales, in actual merchandise margins, achieved through fewer markdowns, timely on new product and an increase in sales of private label merchandise, which achieves a higher margin. This improvement was also impacted by a 0.93% reduction, as a percentage of net sales, in occupancy costs. Merchandise shrinkage increased to 0.7% in fiscal 2004 from 0.6% in fiscal 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Selling expenses increased from $79.7 million for fiscal 2003 to $89.0 million for fiscal 2004, an 11.7% increase. Selling expenses as a percentage of net sales increased from 18.8% for fiscal 2003 to 18.9% for fiscal 2004. The increase was primarily attributable to a higher accrual for store manager incentive bonuses due to increased net profits, an increase of 0.54% as a percentage of net sales, and higher bankcard fees as a result of an increase in rates charged by VISA/Mastercard and an increase in the percentage of net sales tendered via charge cards compared to the prior year, an increase of 0.11% as a percentage of net sales. These increases were partially offset by slight reductions in spending for store salaries (-0.3%, as a percentage of net sales), magazine advertising (-0.06%, as a percentage of net sales), store visit and meeting travel (-0.11%, as a percentage of net sales), selling supplies
(-0.07%, as a percentage of net sales) and bad debt expense (-0.1%, as a percentage of net sales), during fiscal 2004 compared to fiscal 2003.

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

As a result of the above changes, the Company's income from operations increased $15.3 million to $63.4 million for fiscal 2004, a 31.7% increase compared to fiscal 2003. Income from operations was 13.5% as a percentage of net sales in fiscal 2004 compared to 11.4% as a percentage of net sales in fiscal 2003.

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

- LIQUIDITY AND CAPITAL RESOURCES

As of January 28,2006, the Company's working capital was $200.9 million, including $36.1 million of cash and cash equivalents and $129.5 million in short-term investments. The Company's primary ongoing cash requirements are for inventory, payroll, occupancy costs, dividend payments, new store expansion and remodeling. Historically, the Company's primary source of working capital has been cash flow from operations. The Company declared and paid its first ever quarterly cash dividends of $.10 per share in both the third and fourth quarters of fiscal 2003 and continued paying quarterly dividends during fiscal 2004, with a $.10 per share dividend paid for each of the first two quarters, and a $.12 per share dividend paid during the third and fourth quarters. During fiscal 2005, the Company paid dividends of $.12 per share in the first quarter, $.15 per share in the second quarter and $.17 per share in both the third and fourth quarters. The Company plans to continue its quarterly dividends during fiscal 2006. During fiscal 2005, 2004 and 2003 the Company's cash flow from operations was $76.1 million, $72.6 million and $57.9 million, respectively. During fiscal 2005, 2004 and 2003, the Company also used cash for repurchasing shares of the Company's common stock. In fiscal 2005, the Company purchased 3,329,075 shares at a cost of $94.9 million, which included 3,000,000 shares from the founder and chairman of the Company at a cost of $84 million. The Company purchased 130,700 shares in fiscal 2004 at a cost of $3.4 million and 152,300 shares in fiscal 2003 at a cost of $2.9 million. The Company has available an unsecured line of credit of $17.5 million with Wells Fargo Bank, N.A. for operating needs and letters of credit. The line of credit provides that outstanding letters of credit cannot exceed $10 million. Borrowings under the line of credit provide for interest to be paid at a rate equal to the prime rate established by the Bank. The Company has, from time to time, borrowed against these lines of credit during periods of peak inventory build-up. There were no borrowings during fiscal 2005, 2004 and 2003. The Company had no bank borrowings as of January 28, 2006.

During fiscal 2005, 2004 and 2003, the Company invested $18.3 million, $14.8 million and $19.4 million, respectively, in new store construction, store renovation and store technology upgrades. The Company also spent $7.3 million, $1.8 million and $0.8 million, in fiscal 2005, 2004 and 2003, respectively, in capital expenditures for the corporate headquarters and distribution facility. In fiscal 2005, the Company expanded its corporate headquarters and distribution center by 82,200 square feet. The addition houses a 100,000 square foot multi-level structure for online sales fulfillment and customer service, plus areas for the supplies and returns-to-vendor departments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

During fiscal 2006, the Company anticipates completing approximately 26 store construction projects, including approximately 15-17 new stores and approximately 9 stores to be remodeled and/or relocated. As of March 2006, leases for eight new stores have been signed,and leases for ten additional locations are under negotiation; however, exact new store openings, remodels and relocations may vary from those anticipated. The average cost of opening a new store during fiscal 2005 was approximately $832,000, including construction costs of approximately $617,000 and inventory costs of approximately $215,000, net of payables. Management estimates that total capital expenditures during fiscal 2006 will be approximately $27.5 million. The Company believes that existing cash and cash equivalents, investments and cash flow from operations will be sufficient to fund current and long-term anticipated capital expenditures and working capital requirements for the next several years. The Company has had a consistent record of generating positive cash flows each year, does not currently have plans for any merger or acquisition and has fairly consistent plans for new store expansion and remodels. Based upon past results and current plans, management does not anticipate any large swings in the Company's need for cash in the upcoming years. However, future conditions may reduce the availability of funds based upon factors such as a decrease in demand for the Company's product, change in product mix, competitive factors and general economic conditions as well as other risks and uncertainties, which would reduce the Company's sales, net profitability and cash flows. Also, the Company's acceleration in store openings and/or remodels, or the Company entering into a merger, acquisition or other financial related transaction could reduce the amount of cash available for further capital expenditures and working capital requirements.

- CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations are based upon The Buckle, Inc.'s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires that management make estimates and judgments that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the financial statement date, and the reported amounts of sales and expenses during the reporting period. The Company regularly evaluates its estimates, including those related to inventory and income taxes. Management bases its estimates on past experience and on various other factors that are thought to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes that the estimates and judgments used in preparing these financial statements were the most appropriate at that time. Presented below are those critical accounting policies that management believes require subjective and/or complex judgments that could potentially affect reported results of operations.

1. REVENUE RECOGNITION. Sales are recorded upon the purchase of merchandise by customers. The Company accounts for layaway sales in accordance with SAB No. 101, recognizing revenue from sales made under its layaway program upon delivery of the merchandise to the customer. Revenue is not recorded when gift cards and gift certificates are sold, but rather when a card or certificate is redeemed for merchandise. A current liability for unredeemed gift certificates is recorded at the time of purchase. The Company establishes a liability for estimated merchandise returns based upon historical average sales return percentage, applying the percentage using the assumption that merchandise returns will occur within nine days following the sale. Customer returns could potentially exceed historical average and returns may occur after the time period reserved for, thus reducing future net sales results and potentially reducing future net earnings. The accrued liability for reserve for sales returns was $308,000 and $277,000 at January 28, 2006 and January 29, 2005, respectively. The liability recorded for unredeemed gift cards and gift certificates was $5.5 million and $4.7 million as of January 28, 2006 and January 29, 2005, respectively.

2. INVENTORY. Inventory is valued at the lower of cost or market. Cost is determined using an average cost method that approximates the first-in, first-out (FIFO) method. Management makes adjustments to inventory and cost of goods sold, based upon estimates, to reserve for merchandise obsolescence and markdowns that could affect market value, based on assumptions using calculations applied to current inventory levels within each of four different markdown levels. Management also reviews the levels of inventory in each markdown group and the overall aging of the inventory versus the estimated future demand for such product and the current market conditions. Such judgments could vary significantly from actual results, either favorably or unfavorably, due to fluctuations in future economic conditions, industry trends, consumer demand and the competitive retail environment. Such changes in market conditions could negatively impact the sale of markdown inventory causing further markdowns or inventory obsolescence, resulting in increased cost of goods sold from write-offs and reducing the Company's net earnings. The liability recorded as a reserve for markdowns and/or obsolescence was $6.5 million and $5.0 million as of January 28, 2006 and January 29, 2005, respectively. We are not aware of any events, conditions or changes in demand or price that would indicate that our inventory valuation may not be materially accurate at this time.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

3. INCOME TAXES. The Company records a deferred tax asset and liability for expected future tax consequences resulting from temporary differences between financial reporting and tax bases of assets and liabilities. The Company considers future taxable income and ongoing tax planning in assessing the value of its deferred tax assets. If the Company determines that it is more than likely that these assets will not be realized, the Company would reduce the value of these assets to their expected realizable value, thereby decreasing net income. Estimating the value of these assets is based upon the Company's judgment. If the Company subsequently determined that the deferred tax assets, which had been written down, would be realized in the future, such value would be increased. Adjustment would be made to increase net income in the period such determination was made.

4. OPERATING LEASES.The Company leases retail stores under operating leases. Most lease agreements contain tenant improvement allowances, rent holidays, rent escalation clauses and/or contingent rent provisions. For purposes of recognizing lease incentives and minimum rental expenses on a straight-line basis over the terms of the leases, the Company uses the date of initial possession to begin amortization, which is generally when the Company enters the space and begins to make improvements in preparation of intended use. For tenant improvement allowances and rent holidays, the Company records a deferred rent liability on the balance sheets and amortizes the deferred rent over the terms of the leases as reductions to rent expense on the statements of income.

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

- OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL
  OBLIGATIONS AND COMMERCIAL COMMITMENTS

As referenced in the tables below,the Company has contractual obligations and commercial commitments that may affect the financial condition of the Company. Based on management's review of the terms and conditions of its contractual obligations and commercial commitments, there is no known trend, demand, commitment, event or uncertainty that is reasonably likely to occur which would have a material effect on the Company's financial condition or results of operations or cash flows. In addition, the commercial obligations and commitments made by the Company are customary transactions, which are similar to those of other comparable retail companies.

The following tables identify the material obligations and commitments as of January 28,2006:

                                                      PAYMENTS DUE BY PERIOD
Contractual obligations                        Less than
    (dollar amounts in thousands)    Total      1 year     1-3 years    4-5 years   After 5 years
---------------------------------  ----------  ---------  ------------  ----------  -------------
Long term debt                     $        -  $       -  $          -  $        -  $           -
Purchase obligations               $      535  $     535  $          -  $        -  $           -
Deferred compensation              $    2,518  $       -  $          -  $        -  $       2,518
Operating leases                   $  190,180  $  33,161  $     60,125  $   46,604  $      50,290
Total contractual obligations      $  193,233  $  33,696  $     60,125  $   46,604  $      52,808

                                          AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
Other Commercial Commitments       Total Amounts  Less than
    (dollar amounts in thousands)    Committed     1 year    1-3 years  4-5 years   After 5 years
---------------------------------  -------------  ---------  ---------  ---------   -------------
Lines of credit                    $           -  $       -  $       -  $       -   $           -
Total commercial commitments       $           -  $       -  $       -  $       -   $           -

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company has available an unsecured line of credit of $17.5 million,of which $10 million is available for letters of credit, that is excluded from the preceding table. Certain merchandise purchase orders require that the Company open letters of credit. When the Company takes possession of the merchandise, it releases payment on the letters of credit. The amounts of outstanding letters of credit reported reflect the open letters of credit on merchandise ordered, but not yet received or funded. The Company believes it has sufficient credit available to open letters of credit for merchandise purchases. There were no bank borrowings during fiscal 2005, 2004 and 2003. The Company had outstanding letters of credit totaling $895 and $967 at January 28, 2006 and January 29, 2005, respectively. The Company has no other off-balance sheet arrangements.

- SEASONALITY AND INFLATION

The Company's business is seasonal, with the holiday season (from approximately November 15 to December 30) and the back-to-school season (from approximately July 15 to September 1) historically contributing the greatest volume of net sales. For fiscal years 2005, 2004 and 2003, the holiday and back-to-school seasons accounted for approximately 37%, 38% and 40%, respectively, of the Company's fiscal year net sales. Although the operations of the Company are influenced by general economic conditions, the Company does not believe that inflation has had a material effect on the results of operations during the past three fiscal years. Quarterly results may vary significantly depending on a variety of factors including the timing and amount of sales and costs associated with the opening of new stores, the timing and level of markdowns, the timing of store closings, the remodeling of existing stores, competitive factors and general economic conditions.

- RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In March 2005, the FASB issued FASB Interpretation No. 47 ("FIN 47"), Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143. FIN 47 requires that the Company recognize a liability for certain obligations required of the Company upon retirement of a fixed asset. The liability is required to be recorded for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated and the liability should be recognized when incurred. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a significant impact on the Company's financial position, results of operations or cash flows.

On December 16, 2004, the FASB issued Statement No. 123 (revised 2004) ("SFAS 123(R)"),"Share-Based Payment," which is effective for fiscal years beginning after June 15, 2005. SFAS 123(R) requires an entity to recognize compensation expense in an amount equal to the fair value of share-based payments granted to employees. The Company will adopt SFAS 123(R) as of the beginning of fiscal 2006 and apply the standard using the modified prospective method using the Black-Scholes option pricing model to calculate the fair value of stock options. Compensation expense will be recorded for new and modified awards based on their grant date fair value. For the unvested portion of previously issued and outstanding awards, compensation expense will be recorded based on the previously disclosed SFAS 123 methodology and amounts. The Company estimates that the impact on fiscal 2006 financial statements from the adoption of SFAS 123(R) will be consistent with the required pro-forma disclosures in this and previous filings.

- FORWARD-LOOKING STATEMENTS

Information in this report, other than historical information, may be considered to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "1995 Act"). Such statements are made in good faith by the Company pursuant to the safe-harbor provisions of the 1995 Act. In connection with these safe-harbor provisions, this management's discussion and analysis contains certain forward-looking statements, which reflect management's current views and estimates of future economic conditions, company performance and financial results. The statements are based on many assumptions and factors that could cause future results to differ materially. Such factors include, but are not limited to, changes in product mix, changes in fashion trends, competitive factors and general economic conditions, economic conditions in the retail apparel industry and other risks and uncertainties inherent in the Company's business and the retail industry in general. Any changes in these factors could result in significantly different results for the Company. The Company further cautions that the forward-looking information contained herein is not exhaustive or exclusive. The Company does not undertake to update any forward-looking statements, which may be made from time to time by or on behalf of the Company.

MANAGEMENT'S REPORT ON INTERNAL
CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15-d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United State of America ("GAAP").

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of January 28, 2006, based on the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in their Internal Control-Integrated Framework. In making its assessment of internal control over financial reporting, management has concluded that the Company's internal control over financial reporting was effective as of January 28,2006.

The Company's independent registered public accounting firm, Deloitte & Touche LLP, has audited management's assessment of the Company's internal control over financial reporting. Their report appears herein.

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of The Buckle, Inc.
Kearney, Nebraska

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that The Buckle, Inc. (the "Company") maintained effective internal control over financial reporting as of January 28, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorization of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override on controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of January 28, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 28, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statements as of and for the year ended January 28,2006 of the Company and our report dated April 11, 2006 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP
-------------------------
DELOITTE & TOUCHE LLP
Omaha, Nebraska
April 11, 2006

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of The Buckle, Inc.
Kearney, Nebraska

We have audited the accompanying balance sheets of The Buckle, Inc. ("the Company"), as of January 28, 2006 and January 29, 2005, and the related statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 28, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of The Buckle, Inc. as of January 28, 2006 and January 29, 2005, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 28, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note M, the accompanying financial statements have been restated.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of January 28, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report, dated April 11, 2006, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
-------------------------
DELOITTE & TOUCHE LLP
Omaha, Nebraska
April 11, 2006

BALANCE SHEETS
(Dollar Amounts in Thousands Except Share and Per Share Amounts)


                                                                     JANUARY 28,       JANUARY 29,
                                                                         2006            2005(1)
                                                                     ----------        ----------
ASSETS

CURRENT ASSETS:
 Cash and cash equivalents                                           $   36,141        $   40,206
 Short-term investments (Note B)                                        129,453           159,214
 Accounts receivable, net of allowance of $94 and $113, respectively      4,824             1,887
 Inventory                                                               68,731            68,330

 Prepaid expenses and other assets (Note E)                               6,894             5,693
                                                                     ----------        ----------
    Total current assets                                                246,043           275,330
                                                                     ----------        ----------

PROPERTY AND EQUIPMENT (Note C):                                        199,618           179,056
 Less accumulated depreciation and amortization                        (108,222)          (95,514)
                                                                     ----------        ----------
                                                                         91,396            83,542
                                                                     ----------        ----------

LONG-TERM INVESTMENTS (Note B)                                           34,170            44,032
OTHER ASSETS (Notes E and F)                                              2,657             2,639
                                                                     ----------        ----------

                                                                     $  374,266        $ $405,543
                                                                     ----------        ----------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Accounts payable                                                    $   11,119        $   12,665
 Accrued employee compensation                                           20,096            18,467
 Accrued store operating expenses                                         3,725             4,236
 Gift certificates redeemable                                             5,495             4,654
 Income taxes payable                                                     4,696             5,714
                                                                     ----------        ----------
    Total current liabilities                                            45,131            45,736

DEFERRED COMPENSATION (Note H)                                            2,518             1,799
DEFERRED RENT LIABILITY (Note A)                                         26,824            25,080
                                                                     ----------        ----------
    Total liabilities                                                    74,473            72,615
                                                                     ----------        ----------

COMMITMENTS (Notes D and G)

STOCKHOLDERS' EQUITY (Note I):
 Common stock, authorized 100,000,000 shares of $.01 par value;
 issued and outstanding; 19,339,153 and 21,685,008 shares,
 respectively                                                               193               217
 Additional paid-in capital                                              39,651            26,857
 Retained earnings                                                      261,948           305,854
 Unearned compensation - restricted stock                                (1,999)               --
                                                                     ----------        ----------
    Total stockholders' equity                                          299,793           332,928
                                                                     ----------        ----------
                                                                     $  374,266        $  405,543
                                                                     ----------        ----------

----------
(1) As restated, see note M.

See notes to financial statements.

STATEMENTS OF INCOME
(Dollar Amounts in Thousands Except Share and Per Share Amounts)

                                                                    FISCAL YEARS ENDED
                                                   ------------------------------------------------
                                                   JANUARY 28,         JANUARY 29,       JANUARY 31,
                                                      2006                2005              2004
                                                   ----------          ----------        ----------
SALES, Net of returns and allowances of
 $36,936, $35,028 and $32,364, respectively        $  501,101          $ 470,937         $ 422,820

COST OF SALES (Including buying, distribution
 and occupancy costs)                                 307,063            299,958           280,004
                                                   ----------          ---------         ---------

    Gross profit                                      194,038            170,979           142,816
                                                   ----------          ---------         ---------

OPERATING EXPENSES:
 Selling                                              100,148             89,008            79,668
 General and administrative                            17,568             18,599            15,045
                                                   ----------          ---------         ---------
                                                      117,716            107,607            94,713
                                                   ----------          ---------         ---------

INCOME FROM OPERATIONS                                 76,322             63,372            48,103

OTHER INCOME, Net                                       6,123              4,470             4,688
                                                   ----------          ---------         ---------

INCOME BEFORE INCOME TAXES                             82,445             67,842            52,791

PROVISION FOR INCOME TAXES (Note E)                    30,539             24,613            19,112
                                                   ----------          ---------         ---------

NET INCOME                                         $   51,906          $  43,229         $  33,679
                                                   ----------          ---------         ---------
EARNINGS PER SHARE (Note J):
 Basic                                             $     2.64          $    2.02         $    1.60
                                                   ----------          ---------         ---------

 Diluted                                           $     2.54          $    1.94         $    1.56
                                                   ----------          ---------         ---------

See notes to financial statements.

STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollar Amounts in Thousands Except Share and Per Share Amounts)

                                                                         ADDITIONAL
                                                              COMMON      PAID-IN      RETAINED       UNEARNED
                                                              STOCK       CAPITAL      EARNINGS     COMPENSATION     TOTAL
                                                            ---------    ---------    ----------    ------------   ----------
BALANCE, February 2, 2003                                   $     210    $  18,089    $  242,728    $        --    $  261,027

 Net income                                                        --           --        33,679             --        33,679
 Dividends paid on common stock, $.10 per
   share                                                           --           --        (4,282)            --        (4,282)
 Common stock (421,485 shares)
  issued on exercise of stock options                               4        2,505            --             --         2,509
 Restricted stock grants (169,840 shares)                           2        4,373            --         (4,375)           --
 Amortization of restricted stock grant                            --           --            --          1,635         1,635
 Common stock (152,300 shares)
  purchased and retired                                            (1)      (2,907)           --             --        (2,908)

 Income tax benefit related to exercise of
  employee stock
  options                                                          --        2,185            --             --         2,185
                                                            ---------    ---------    ----------    -----------    ----------

BALANCE, January 31, 2004                                         215       24,245       272,125         (2,740)      293,845

 Net income                                                        --           --        43,229             --        43,229

 Dividends paid on common stock, ($.10 per
  share in the 1st and 2nd quarters and $.12
  per share in the 3rd and 4th
  quarters)                                                        --           --        (9,500)            --        (9,500)

 Common stock (336,108 shares)
  issued on exercise of stock options                               3        4,297            --             --         4,300

 Amortization of restricted stock grant                            --           --            --          2,724         2,724

 Forfeiture of restricted stock (3,959 shares)                     --         (117)           --             16          (101)

 Common stock (130,700 shares)
  purchased and retired                                            (1)      (3,442)           --             --        (3,443)

 Income tax benefit related to exercise of
  employee stock options                                           --        1,874            --             --         1,874
                                                            ---------    ---------    ----------    -----------    ----------
BALANCE, January 29, 2005                                         217       26,857       305,854             --       332,928

 Net income                                                        --           --        51,906             --    $   51,906

 Dividends paid on common stock, ($.12 per
  share in the 1st quarter, $.15 per share in
  the 2nd quarter and $.17 per share in the
  3rd and 4th quarters)                                            --           --       (11,808)            --       (11,808)

  Common stock (905,720 shares)
   issued on exercise of stock
   options                                                          9       12,486            --             --        12,495

  Restricted stock grants (77,500 shares)                          --        2,666            --         (2,666)           --
  Amortization of restricted stock grant                           --           --            --            667           667

  Common stock (3,329,075 shares)
   purchased and retired                                          (33)     (10,898)      (84,004)            --       (94,935)

  Income tax benefit related to exercise of
   employee stock options                                          --        8,540            --             --         8,540
                                                            ---------    ---------    ----------    -----------    ----------
 BALANCE, January 28, 2006                                  $     193    $  39,651    $  261,948    $    (1,999)   $  299,793
                                                            ---------    ---------    ----------    -----------    ----------

See notes to financial statements.

STATEMENTS OF CASH FLOWS
(Dollar Amounts in Thousands)

                                                                   FISCAL YEARS ENDED
                                                -----------------------------------------------
                                                JANUARY 28,        JANUARY 29,        JANUARY 31,
                                                    2006             2005(1)           2004(1)
                                                -----------        -----------        ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                     $    51,906        $    43,229        $  33,679
 Adjustments to reconcile net income to net
   cash flows from operating activities:
  Depreciation and amortization                      17,613             16,353           15,956
  Amortization of unearned compensation -
    restricted stock                                    667              2,724            1,635
  Deferred income taxes                                (973)            (1,184)           1,813
  Income tax benefit from employee stock
    option exercises                                  8,540              1,874            2,185
  Other                                                 114                531              773
  Changes in operating assets and liabilities:
    Accounts receivable                              (2,937)             1,698           (2,195)
    Inventory                                          (401)            (7,174)          (1,115)
    Prepaid expenses                                   (254)             4,291             (256)
    Accounts payable                                 (1,546)            (1,542)             889
    Accrued employee compensation                     1,629              6,577            1,564
    Accrued store operating expenses                   (511)               403              671
    Gift certificates redeemable                        841                876              300
    Long-term liabilities and deferred                2,463                970            2,175
      compensation
    Income taxes payable                             (1,018)             2,954             (206)
                                                -----------        -----------        ---------

    Net cash flows from operating activities         76,133             72,580           57,868
                                                -----------        -----------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment                 (25,625)           (16,637)         (20,237)
 Proceeds from sale of property and equipment            44                 13               22
 Decrease in other assets                                 8                170               23
 Purchases of investments                          (106,076)          (119,873)        (135,342)
 Proceeds from sales/maturities of investments      145,699             92,495           96,097
                                                -----------        -----------        ---------

    Net cash flows from investing activities         14,050            (43,832)         (59,437)
                                                -----------        -----------        ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from the exercise of stock options         12,495              4,300            2,509
 Purchases of common stock                          (94,935)            (3,443)          (2,908)
 Payment of dividends                               (11,808)            (9,500)          (4,282)
                                                -----------        -----------        ---------
    Net cash flows from financing
     activities                                     (94,248)            (8,643)          (4,681)
                                                -----------        -----------        ---------

NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS                                         (4,065)            20,105           (6,250)

CASH AND CASH EQUIVALENTS, Beginning of year         40,206             20,101           26,351
                                                -----------        -----------        ---------
CASH AND CASH EQUIVALENTS, End of year          $    36,141        $    40,206        $  20,101
                                                -----------        -----------        ---------

------------------------
(1) As restated, see note M.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands Except Share and Per Share Amounts)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR - The Buckle, Inc. (the Company) has its fiscal year end on the Saturday nearest January 31. All references in these financial statements to fiscal years are to the calendar year in which the fiscal year begins. Fiscal 2005, 2004 and 2003 represent the 52-week periods ended January 28, 2006, January 29, 2005 and January 31, 2004, respectively.

NATURE OF OPERATIONS - The Company is a retailer of medium to better priced casual apparel, footwear and accessories for fashion conscious young men and women operating 338 stores located in 38 states throughout the central, northwestern and southern regions of the United States as of January 28, 2006.

During fiscal 2005, the Company opened fifteen new stores, substantially renovated nine stores and closed four stores. During fiscal 2004, the Company opened thirteen new stores, substantially renovated eight stores, and closed two stores. During fiscal 2003, the Company opened sixteen new stores, substantially renovated sixteen stores and closed four stores.

REVENUE RECOGNITION - The Company operates on a cash and carry basis, so revenue is recognized at the time of sale. Merchandise returns are estimated based upon historical average sales return percentage, using the percentage and the assumption that merchandise returns will occur within nine days following the sale, and accrued at the end of the period. The reserve for merchandise returns was $308 and $277 as of January 28, 2006 and January 29, 2005, respectively. The Company accounts for layaway sales in accordance with SAB No. 101, Revenue Recognition, recognizing revenue from sales made under its layaway program upon delivery of the merchandise to the customer. The Company has several sales incentives that it offers customers including a frequent shopper punch card, B-Rewards gift certificates and occasional sweepstakes and gifts with purchase offers. The frequent shopper punch card is recognized as cost of goods sold at the time of the redemption, using the actual amount tendered. The B-Rewards incentives, based upon $10 for each $300 in net purchases, are recorded as a liability and as a selling expense at the time the gift certificates are earned, using the face amount of the certificates, and then later, the expired and unused certificates are reversed out of expense and the liability account. Sweepstake prizes are recorded as cost of goods sold (if it is a merchandise giveaway) or as a selling expense at the time the prize is redeemed by the customer, using actual costs incurred, and gifts with purchase are recorded as a cost of goods sold at the time of the purchase and gift redemption, using the actual cost of the gifted item.

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

CASH AND CASH EQUIVALENTS - Company considers all highly liquid debt instruments with an original maturity of three months or less when purchased to be cash equivalents.

INVESTMENTS - The Company accounts for investments in accordance with Statement of Financial Accounting Standards Board (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Investments classified as short-term investments include securities with an original maturity of greater than three months and less than one year, and the Company's investments in highly liquid auction-rate securities, which are available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity (net of the effect of income taxes), using the specific identification method, until they are sold. There are no unrealized gains and losses on the Company's available-for-sale securities, as all available-for-sale securities are invested in highly liquid auction-rate securities where the fair market value is equivalent to cost due to the short-term nature of the investments. Held-to-maturity securities are carried at amortized cost. Trading securities are reported at fair value, with unrealized gains and losses included in earnings, using the specific identification method.

INVENTORIES - Inventories are stated at the lower of cost or market. Cost is determined using the average cost method. Management records a reserve for merchandise obsolescence and markdowns for inventory on-hand as of year-end, based on assumptions using calculations applied to current inventory levels by department within each of four different markdown levels. Management also reviews the levels of inventory in each markdown group, and the overall aging of inventory, versus the estimated future demand for such product and the current market

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands Except Share and Per Share Amounts)

conditions. The calculation for estimated markdowns and/or obsolescence reduced the Company's inventory valuation by $6,496 and $5,000 as of January 28, 2006 and January 29, 2005, respectively. The amount of net write-off charged to cost of goods sold, resulting from changes in the markdown reserve balance, was $1,516, $2,416 and $323, for fiscal years 2005, 2004, and 2003, respectively.

PROPERTY AND EQUIPMENT - Property and equipment are stated on the basis of historical cost. Depreciation is provided using a combination of accelerated and straight-line methods based upon the estimated useful lives of the assets. The majority of the property and equipment have useful lives of five to ten years with the exception of buildings, which have estimated useful lives of 31.5 to 39 years. Leasehold improvements are stated on the basis of historical cost and are amortized over the shorter of the life of the lease or the estimated economic life of the assets. When circumstances indicate the carrying values on long-lived assets may be impaired, an evaluation is performed on current net book value amounts. Judgments made by the Company related to the expected useful lives of property and equipment and the ability to realize cash flows in excess of carrying amounts of such assets are affected by factors such as changes in economic conditions and changes in operating performance. As the Company assesses the expected cash flows and carrying amounts of long-lived assets, adjustments are made to such carrying values.

PRE-OPENING EXPENSES - Costs related to opening new stores are expensed as incurred.

ADVERTISING COSTS - Advertising costs are expensed as incurred and amounted to $6,112, $4,969 and $4,304 for fiscal years 2005, 2004 and 2003, respectively.

HEALTH CARE COSTS - The Company is self-funded for health and dental claims up to $100,000 per individual per plan year. This plan covers eligible employees, and management makes estimates at period end to record a reserve for future claims based upon the prior year's average claims for a 60-day period. The accrued liability for reserve for healthcare claims was $450 and $325 at January 28, 2006 and January 29, 2005, respectively.

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

OTHER INCOME - The Company's other income is derived primarily from interest and dividends received on cash and investments, but also includes miscellaneous other sources of income, none of which are individually material. The amount of other income generated from interest and dividends on cash and investments was $5,189, $3,739 and $4,046 for fiscal 2005, 2004 and 2003, respectively.

INCOME TAXES - The Company records a deferred tax asset and liability for expected future tax consequences resulting from temporary differences between financial reporting and tax bases of assets and liabilities. The Company considers future taxable income and ongoing tax planning in assessing the value of its deferred tax assets. If the judgment of the Company's management determines that it is more than likely that these assets will not be realized, the Company would reduce the value of these assets to their expected realizable value, thereby decreasing net income. If the Company subsequently determined that the deferred tax assets, which had been written down, would be realized in the future, such value would be increased. Adjustment would be made to increase net income in the period such determination was made.

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands Except Share and Per Share Amounts)

STOCK-BASED COMPENSATION - The Company has several stock-based employee compensation plans, which are described more fully in Note I. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. The stock-based compensation expense reflected in net income for the fiscal year ended January 28, 2006 relates to the issuance of 77,500 shares of restricted stock on February 22, 2005. The stock-based compensation expense reflected in net income for the fiscal years ended January 29, 2005 and January 31, 2004 relates to the issuance of 169,840 shares of restricted stock on June 26, 2003. There is no recorded expense from the issuance of stock options, as all options granted by the Company have a grant price equal to the market value of the common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation:

                                                                    FISCAL YEAR
                                                  -----------------------------------------------
                                                       2005             2004              2003
                                                  -----------       ------------       ----------
Net income,as reported                            $    51,906       $     43,229       $   33,679
Add: Stock-based employee compensation
 expense included in reported net income,
 net of tax effects of $250, $1,074 and
 $598, respectively                                       417              1,650            1,037
Deduct: Total stock-based employee
 compensation expense determined under fair
 value based method for all awards, net
 of tax effects of $1,686, $2,741 and
 $2,244, respectively                                  (2,810)            (4,568)          (3,740)
                                                  -----------       ------------       ----------
Pro forma net income                              $    49,513        $    40,311       $   30,976
                                                  -----------       ------------       ----------

Earnings per share:
 Basic - as reported                              $      2.64        $      2.02       $    1.60
                                                  -----------       ------------       ----------
 Basic - pro forma                                $      2.52        $      1.88       $    1.47
                                                  -----------       ------------       ----------
 Diluted - as reported                            $      2.54        $      1.94       $    1.56
                                                  -----------       ------------       ----------
 Diluted - pro forma                              $      2.42        $      1.81       $    1.43
                                                  -----------       ------------       ----------

FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATIONS - Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily cash, investments and accounts receivable. The Company places its investments primarily in tax-free municipal bonds, auction-rate securities or U.S.Treasury securities with short-term maturities and limits the amount of credit exposure to any one entity. Concentrations of credit risk with respect to accounts receivable are limited due to the nature of the Company's receivables, which include employee receivables that can be offset against future compensation. The Company's financial instruments have a fair value approximating the carrying value.

EARNINGS PER SHARE - Basic earnings per share data are based on the weighted average outstanding common shares during the period. Diluted earnings per share data are based on the weighted average outstanding common shares and the effect of all dilutive potential common shares, including stock options.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands Except Share and Per Share Amounts)

COMPREHENSIVE INCOME - Comprehensive income consists of net income and unrealized gains and losses on available-for-sale securities. There were no unrealized gains and losses recorded on the Company's available-for-sale securities, as all available-for-sale securities are invested in highly liquid auction-rate securities where the fair market value is equivalent to cost due to the short-term nature of the investments.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - In March 2005, the FASB issued FASB Interpretation No. 47 ("FIN 47"),Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143. FIN 47 requires that the Company recognize a liability for certain obligations required of the Company upon retirement of a fixed asset. The liability is required to be recorded for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated and the liability should be recognized when incurred. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a significant impact on the Company's financial position, results of operations or cash flows.

On December 16, 2004, the FASB issued Statement No. 123 (revised 2004) ("SFAS 123(R)"),"Share-Based Payment," which is effective for fiscal years beginning after June 15, 2005. SFAS 123(R) requires an entity to recognize compensation expense in an amount equal to the fair value of share-based payments granted to employees. The Company will adopt SFAS 123(R) as of the beginning of fiscal 2006 and apply the standard using the modified prospective method using the Black-Scholes option pricing model to calculate the fair value of stock options. Compensation expense will be recorded for new and modified awards based on their grant date fair value. For the unvested portion of previously issued and outstanding awards, compensation expense will be recorded based on the previously disclosed SFAS 123 methodology and amounts. The Company estimates that the impact on fiscal 2006 financial statements from the adoption of SFAS 123(R) will be consistent with the required pro-forma disclosures in this and previous filings.

B. INVESTMENTS
The following is a summary of investments as of January 28, 2006:

                                                                   GROSS          GROSS     ESTIMATED
                                                  AMORTIZED      UNREALIZED     UNREALIZED    FAIR
                                                    COST           GAINS         LOSSES       VALUE
                                                  ---------      ----------     ---------   ---------
Available-for-Sale Securities:
  Auction rate securities                         $  96,227      $       --     $      --   $  96,227
                                                  ---------      ----------     ---------   ---------
Held-to-Maturity Securities:
  State and municipal bonds                       $  48,851      $      117     $    (421)  $  48,547
  U.S. corporate bonds                                3,799             193            (3)      3,989
  U.S. treasuries                                    12,228               _          (165)     12,063
                                                  ---------      ----------     ---------   ---------

                                                  $  64,878      $      310     $    (589)  $  64,599
                                                  ---------      ----------     ---------   ---------
Trading Securities:
  Mutual funds                                    $  2,075       $      453     $     (10)  $   2,518
                                                  ---------      ----------     ---------   ---------

 NOTES TO FINANCIAL STATEMENTS
 (Dollar Amounts in Thousands Except Share and Per Share Amounts)
 The following is a summary of investments as of January 29 2005:

                                                                   GROSS          GROSS     ESTIMATED
                                                  AMORTIZED      UNREALIZED     UNREALIZED    FAIR
                                                    COST            GAINS         LOSSES      VALUE
                                                  ---------      ----------     ---------   ---------
Available-for-Sale Securities:
  Auction rate securities                         $ 133,691      $       --     $      --    $133,691
                                                  ---------      ----------     ---------   ---------

Held-to-Maturity Securities:
  State and municipal bonds                       $  57,577      $      414     $    (307)     57,684
  U.S. corporate bonds                                2,500              62            (6)      2,556
  U.S. treasuries                                     7,679              --           (62)      7,617
                                                  ---------      ----------     ---------   ---------

Trading Securities:                               $  67,756      $      476     $    (375)  $  67,857
                                                  ---------      ----------     ---------   ---------
  Mutual funds                                    $   1,438      $      366     $      (5)  $   1,799
                                                  ---------      ----------     ---------   ---------

Trading securities have been classified in long-term investments. These trading securities are held in a Rabbi Trust and are intended to fund the Company's deferred compensation plan (See Note H).

The amortized cost and fair value of debt securities by contractual maturity at January 28, 2006 is as follows:

                                                                            AMORTIZED       FAIR
                                                                              COST          VALUE
                                                                            ----------    ---------
FISCAL YEAR
2006                                                                        $  33,226     $  32,972
2007                                                                           15,511        15,348
2008                                                                            5,249         5,311
2009                                                                            2,076         2,098
2010                                                                            1,260         1,270
Thereafter                                                                      7,556         7,600
                                                                            ---------     ---------
                                                                            $  64,878     $  64,599
                                                                            ---------     ---------

At January 28, 2006 and January 29, 2005, held-to-maturity investments of $31,652 and $42,233 are classified in long-term investments.

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands Except Share and Per Share Amounts)

C. PROPERTY AND EQUIPMENT

                               JANUARY 28,      JANUARY 29,
                                  2006             2005
                               -----------      -----------
Land                           $       920      $       920
Building and improvements           12,183            8,930
Office equipment                     3,050            3,075
Transportation equipment            15,856           15,856
Leasehold improvements              87,857           81,349
Furniture and fixtures              67,993           61,885
Shipping/receiving equipment         8,738            4,336
Screenprinting equipment               113              106
Construction-in-progress             2,908            2,599
                               -----------      -----------
                               $   199,618      $   179,056
                               ===========      ===========

D. FINANCING ARRANGEMENTS

The Company has available an unsecured line of credit of $ 17.5 million of which $10 million is available for letter of credits. Borrowings under the line of credit and letter of credit provide for interest to be paid at a rate equal to the prime rate as set by the Wells Fargo Bank, N.A. index on the date of the borrowings. There were no bank borrowings at January 28, 2006 and January
29, 2005. There were no bank borrowings during fiscal 2005, 2004 and 2003. The Company had outstanding letters of credit totaling $895 and $967 at January 28, 2006 and January 29, 2005, respectively.

E. INCOME TAXES

The provision for income taxes consists of:

                                                        FISCAL YEAR
                                            ------------------------------------
                                              2005         2004          2003
                                            ---------   ----------    ----------
Current income tax expense (benefit):
 Federal                                    $  26,589   $   21,851    $   14,414
 State                                          4,923        3,946         2,885
Deferred                                         (973)      (1,184)        1,813
                                            ---------   ----------    ----------
Total                                       $  30,539   $   24,613    $   19,112
                                            =========   ==========    ==========

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands Except Share and Per Share Amounts)

Total income tax expense for the year varies from the amount which would be provided by applying the statutory income tax rate to earnings before income taxes. The primary reasons for this difference (expressed as a percent of pre-tax income) are as follows:

                                                        FISCAL YEAR
                                            ------------------------------------
                                              2005        2004           2003
                                            ---------   ----------    ----------
Statutory rate                                 35.0%       35.0%         35.0%
State income tax effect                         3.9         3.9           3.9
Tax exempt interest income                     (1.5)       (2.1)         (2.8)
Other                                          (0.4)       (0.5)          0.1
                                               ----        ----          ----
Effective tax rate                             37.0%       36.3%         36.2%
                                               ====        ====          ====

Deferred income tax assets and liabilities are comprised of the following:

                                                           JANUARY 28,    JANUARY 29,
                                                              2006          2005
                                                           -----------    -----------
Deferred income tax assets (liabilities):
 Inventory                                                 $     3,649    $     2,749
 Stock-based compensation                                          270          1,905
 Accrued compensation                                            1,519          1,076
 Accrued store operating costs                                      87            139
 Unrealized gain on trading securities                            (166)          (135)
 Capital loss carryforward on trading securities                   101            143
 Gift certificates redeemable                                      258            115
 Allowance for doubtful accounts                                    35             42
 Deferred rent liability                                        10,059          9,590
 Property and equipment                                         (9,374)       (10,159)
                                                           -----------    -----------
Net deferred income tax asset                              $     6,438    $     5,465
                                                           ===========    ===========

At January 28, 2006 and January 29, 2005, respectively, the net current deferred income tax assets of $4,909 and $3,962 are classified in prepaid expenses and other assets. The net non-current deferred income tax assets of $1,529 and $1,503 are classified in other assets at January 28, 2006 and January 29, 2005, respectively.

Cash paid for income taxes was $24,109, $21,084 and $15,527 in fiscal years 2005, 2004 and 2003, respectively.

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands Except Share and Per Share Amounts)

F. RELATED PARTY TRANSACTIONS

Included in other assets is a note receivable of $915 and $885 at January 28, 2006 and January 29, 2005, respectively, from a life insurance trust fund controlled by the Company's Chairman. The note was created over three years, beginning in July of 1994, when the Company paid life insurance premiums of $200,000 each year for the Chairman on a personal policy. The note accrues interest at 5% of the principal balance per year and is to be paid from the life insurance proceeds. The note is secured by a life insurance policy on the Chairman.

On March 24, 2005, the Company entered into an agreement with Daniel J. Hirschfeld, founder and Chairman, to purchase 3,000,000 shares of the Company's outstanding stock from Mr. Hirschfeld. The shares were approximately 13.8% of the Company's total outstanding Common Stock. The shares were purchased for $28.00 per share, or a total purchase price of $84 million. The Company retired the shares, reducing the total shares outstanding and reducing Mr. Hirschfeld's ownership percentage to approximately 53%. The stock repurchase transaction was negotiated by a Special Committee of The Buckle, Inc.'s Board of Directors. The Special Committee, comprised of all of the Company's independent Directors, approved the transaction. In connection with this transaction, the Special Committee received a written fairness opinion from Houlihan Lokey Howard & Zukin Financial Advisors, Inc., an international investment bank.

G. LEASE COMMITMENTS

The Company conducts its operations in leased facilities under numerous noncancellable operating leases expiring at various dates through 2016. Most of the Company's stores have lease terms of approximately ten years and generally do not contain renewal options. Most lease agreements contain tenant improvement allowances, rent holidays, lease premiums, rent escalation clauses and/or rent provisions. For purposes of recognizing incentives, premiums and minimum rental expenses on a straight-line basis over the terms of the leases, the Company uses the date of initial possession to begin amortization, which is generally when the Company enters the space and begins to make improvements in preparation of intended use. Operating lease base rental expense for fiscal 2005, 2004 and 2003 was $33,402, $27,952 and $29,897, respectively. Most of the rental payments are based on a minimum annual rental plus a percentage of sales in excess of a specified amount. Percentage rents for fiscal 2005, 2004 and 2003 were $481, $518 and $403, respectively. Total future minimum rental commitments under these operating leases with remaining lease terms in excess of one year as of January 28, 2006 are as follows:

FISCAL YEAR
2006                                         $   33,161
2007                                             31,222
2008                                             28,903
2009                                             26,050
2010                                             20,554
Thereafter                                       50,290
                                             ----------

Total minimum lease payments required        $  190,180
                                             ==========

H. EMPLOYEE BENEFITS

The Company has a 401 (k) profit sharing plan covering all eligible employees who elect to participate. Contributions to the plan are based upon the amount of the employees' deferrals and the employer's discretionary matching formula. The Company may contribute to the plan at its discretion. The total expense under the profit sharing plan was $617, $548 and $567 for fiscal years 2005, 2004 and 2003, respectively.

The Buckle, Inc. Deferred Compensation Plan covers the Company's executive officers. The plan is funded by participant contributions and a specified annual Company matching contribution not to exceed 6% of the participant's compensation. The Company's contributions were $180, $76 and $56 for fiscal years 2005, 2004 and 2003, respectively.

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands Except Share and Per Share Amounts)

I. STOCK-BASED COMPENSATION

The Company has several stock option plans that provide for granting of options to purchase common stock to designated employees, officers and directors. The options may be in the form of incentive stock options or nonqualified stock options and are granted at fair market value on the date of grant. The options generally expire ten years from the date of grant. At January 28, 2006, 325,649 shares of common stock were available for grant under the various option plans of which 195,350 shares were available to executive officers of the Company.

During fiscal year 2005, the Company granted 77,500 shares of restricted common stock upon approval of the Board of Directors. These grants resulted in $667 of compensation expense recognized during fiscal 2005. Upon certification by the Compensation Committee that the Company achieved its performance target for fiscal 2005, 20% of the restricted shares vested on March 24, 2006, leaving 62,000 shares to vest as follows: 15,500 shares on February 3, 2007,23,250 on February 2, 2008 and 23,250 on January 31, 2009.

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

The weighted average fair value of options granted during the year under the SFAS No. 123 methodology was $13.48, $14.93 and $15.74 per option for fiscal 2005, 2004 and 2003, respectively. The fair value of options granted under the plans discussed above was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

                            2005          2004         2003
                            -----        -----         -----
Risk-free interest rate      4.25%        4.00%         4.25%
Dividend yield               1.70%        1.50%         0.00%
Expected volatility         50.00%       65.00%        64.00%
                          -------      -------       -------
Expected life (years)     7 years      7 years       7 years
                          =======      =======       =======

A summary of the Company's stock-based compensation activity related to stock options for the last three fiscal years is as follows:

                                     2005                   2004                 2003
                             --------------------   -------------------  --------------------
                                         WEIGHTED              WEIGHTED              WEIGHTED
                                         AVERAGE               AVERAGE               AVERAGE
                                         EXERCISE              EXERCISE              EXERCISE
                              SHARES      PRICE       SHARES    PRICE     SHARES       PRICE
                             ---------   --------   ---------  --------  ---------   --------
Outstanding - beginning
 of year                     3,457,219   $  19.40   3,502,052  $  17.92  3,867,377   $  16.10
Granted                         18,000      28.28     523,150     26.01    508,250      16.88
Expired/terminated             (25,588)     26.33    (231,875)    21.49   (452,090)     11.07
Exercised                     (905,720)     13.80    (336,108)    12.79   (421,485)      5.96
                             ---------   --------   ---------  --------  ---------   --------

Outstanding - end of year    2,543,911   $  21.39   3,457,219  $  19.40  3,502,052   $  17.92
                             ---------   --------   ---------  --------  ---------   --------
Exercisable - end of year    1,948,695   $  19.96   1,401,679  $  16.62  1,682,784   $  15.74
                             =========   ========   =========  ========  =========   ========

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands Except Share and Per Share Amounts)

The following table summarizes information about stock options outstanding as of January 28, 2006:

                     OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
-------------------------------------------------------------   ----------------------
                                   WEIGHTED
                                    AVERAGE          WEIGHTED                 WEIGHTED
                                   REMAINING         AVERAGE                  AVERAGE
     RANGE OF          NUMBER     CONTRACTUAL        EXERCISE      NUMBER     EXERCISE
EXERCISE PRICES     OUTSTANDING      LIFE             PRICE     EXERCISABLE    PRICE
$ 6.250   $ 6.333        18,400          0.01 years  $   6.33        18,400   $   6.33
  8.667     9.292        75,688          1.02            9.25        75,688       9.25
 11.750    17.010       481,840          5.64           16.46       477,340      16.46
 17.188    23.950     1,200,394          3.97           20.92     1,186,018      20.95
 25.750    34.083       767,589          5.89           26.80       191,249      28.11
                      ----------------------------------------------------------------

                      2,543,911          4.75 years  $  21.39     1,948,695   $  19.96
                      ================================================================

J. EARNINGS PER SHARE

The following table provides a reconciliation between basic and diluted earnings per share:

                                   2005                          2004                          2003
                      ----------------------------   ---------------------------   ---------------------------
                                 WEIGHTED     PER              WEIGHTED     PER              WEIGHTED    PER
                                 AVERAGE    SHARE               AVERAGE    SHARE             AVERAGE    SHARE
                       INCOME     SHARES    AMOUNT    INCOME    SHARES    AMOUNT    INCOME    SHARES    AMOUNT
BASIC EPS
  Net income          $ 51,906     19,656   $ 2.64   $43,229     21,436   $ 2.02   $33,679     21,094   $ 1.60

EFFECT OF DILUTIVE
 SECURITIES
   Stock options and
   restricted stock          -        791    (0.10)        -        821    (0.08)        -        530    (0.04)
                      --------     ------   ------   -------     ------   ------   -------     ------   ------

DILUTED EPS           $ 51,906     20,447   $ 2.54   $43,229     22,257   $ 1.94   $33,679     21,624   $ 1.56
                      ========     ======   ======   =======     ======   ======   =======     ======   ======

Options to purchase 71,820 and 787,965 shares of common stock in fiscal 2004 and 2003, respectively, are not included in the computation of diluted earnings per share because the options would be considered anti-dilutive.There were no anti-dilutive options in fiscal 2005.

K. SEGMENT INFORMATION

The Company is a retailer of medium to better priced casual apparel, footwear and accessories. The Company operated 338 stores located in 38 states throughout the central, northwestern and southern regions of the United States as of January 28, 2006. The Company operates its business as one reportable industry segment.

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands Except Share and Per Share Amounts)

The following is information regarding the Company's major product lines and is stated as a percentage of the Company's net sales:

                                FISCAL YEAR
                            ---------------------
MERCHANDISE GROUP           2005    2004    2003
                            -----   -----   -----
Denims                       42.7%   40.3%   36.2%
Tops (including sweaters)    29.8    31.8    32.1
Accessories                  10.2    11.4    11.4
Footwear                      8.1     7.6     8.9
Outerwear                     3.5     2.5     2.9
Sportswear/Fashions           3.1     4.2     4.5
Casual bottoms                2.5     2.1     3.8
Other                         0.1     0.1     0.2
                            ---------------------
                            100.0%  100.0%  100.0%
                            =====================

L. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected unaudited quarterly financial information for fiscal 2005 and 2004 are as follows:

                                                     QUARTER
                                    --------------------------------------------
FISCAL 2005                           FIRST      SECOND      THIRD       FOURTH
                                    --------    --------    --------    --------
Net sales                           $105,547    $104,130    $138,067    $153,357
Gross profit                        $ 37,249    $ 36,247    $ 56,249    $ 64,293
Net income                          $  8,621    $  7,553    $ 16,590    $ 19,142
Basic earnings per share            $   0.42    $   0.39    $   0.85    $   0.99
Diluted earnings per share          $   0.40    $   0.38    $   0.82    $   0.96

                                                     QUARTER
                                    --------------------------------------------
FISCAL 2004                           FIRST      SECOND      THIRD       FOURTH
                                    --------    --------    --------    --------
Net sales                           $ 94,774    $ 96,848    $133,722    $145,593
Gross profit                        $ 30,662    $ 29,794    $ 52,191    $ 58,332
Net income                          $  5,888    $  5,317    $ 14,878    $ 17,146
Basic earnings per share            $   0.28    $   0.25    $   0.70    $   0.79
Diluted earnings per share          $   0.27    $   0.24    $   0.67    $   0.76

Basic and diluted shares outstanding are computed independently for each of the quarters presented and, therefore, may not sum to the totals for the year.

M. RESTATEMENT OF FINANCIAL STATEMENTS

Subsequent to the issuance of its fiscal 2004 financial statements and during the completion of its fiscal 2005 year-end control procedures relating to the accounting for and disclosure of cash and cash equivalents, management discovered an error related to the prior presentation of investments held in auction-rate securities, which are highly liquid investments that are reset through a "dutch auction" process that occurs

NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands Except Share and Per Share Amounts)

every 7 to 49 days, depending on the terms of the individual security, on the balance sheet and in the statement of cash flows. The correction of the error represents a decrease in cash and cash equivalents and an increase in short-term investments on the balance sheet and an adjustment to the cash flows from investing activities on the statement of cash flows. The change did not impact the statements of income or statements of stockholders' equity. The balance sheet as of January 29, 2005 and the statements of cash flows for the years ended January 29, 2005 and January 31, 2004 have been restated in order to reflect this correction.

Following is a summary of the effects of these changes on the Company's balance sheet as of January 29, 2005, as well as, the effects of these changes on the Company's statements of cash flows for fiscal years 2004 and 2003.

                                                      BALANCE SHEET
                                       ------------------------------------------
                                       AS PREVIOUSLY
JANUARY 29, 2005                         REPORTED      ADJUSTMENTS    AS RESTATED
--------------------------             -------------  -------------   -----------
Current Assets
 Cash and cash equivalents              $  17,897      $(133,691)      $  40,206
 Short-term investments                    25,523        133,691         159,214

                                                                STATEMENT OF CASH FLOWS
                                                        -------------------------------------------
                                                        AS PREVIOUSLY
FISCAL YEAR ENDED JANUARY 29, 2005                        REPORTED       ADJUSTMENTS    AS RESTATED
                                                        -------------    -----------    -----------
Cash Flows from Investing Activities
 Purchases of investments                               $     (24,807)   $   (95,066)   $  (119,873)
 Proceeds from sales/maturities of investments                 31,245         61,250         92,495
Net increase (decrease) in cash and cash equivalents           53,921        (33,816)        20,105

FISCAL YEAR ENDED JANUARY 31, 2004
Cash Flows from Investing Activities
 Purchases of investments                               $     (40,117)   $   (95,225)   $  (135,342)
 Proceeds from sales/maturities of investments                 34,122         61,975         96,097
Net increase (decrease) in cash and cash equivalents           27,000        (33,250)        (6,250)

STOCK PRICES BY QUARTER

The Company's common stock trades on the New York Stock Exchange under the symbol BKE. During fiscal 2005, the Company declared and paid cash dividends of $.12 per share for the first quarter, $.15 per share for the second quarter and $.17 per share for each of the third and fourth quarters. Cash dividend payments for fiscal 2004 were $.10 per share for the first and second quarters and $.12 per share for the third and fourth quarters; and for fiscal 2003 were $.10 for the third and fourth quarters. No dividends were paid prior to the third quarter of fiscal 2003.

The number of record holders of the Company's common stock as of March 30, 2006 was 350. Based upon information from the principal market makers, the Company believes there are more than 2,600 beneficial owners. The last reported sales price of the Company's common stock on March 30, 2006 was $41.00. The following table lists the Company's quarterly market range for fiscal years 2005, 2004 and 2003.

                                              FISCAL YEAR
                        ------------------------------------------------------
                             2005                 2004              2003
                        ---------------     ---------------    ---------------
QUARTER                 HIGH       LOW      HIGH       LOW     HIGH       LOW
-------                 -----     -----     -----     -----    -----     -----
First                   35.89     28.30     29.73     25.00    18.85     15.52
Second                  46.40     33.97     29.00     25.40    20.60     16.10
Third                   43.41     32.40     28.50     25.15    22.75     19.11
Fourth                  39.98     31.75     31.97     25.67    25.77     20,69

CORPORATE INFORMATION

DATE FOUNDED
1948

NUMBER OF EMPLOYEES
6,500

STOCK TRANSFER  AGENT & REGISTRAR
UMB Bank,n.a.
P.O. Box 419226
Kansas City,Missouri 64141-6226
(816) 860-7000

STOCK EXCHANGE LISTING
New York Stock Exchange
Trading Symbol: BKE

INDEPENDENT PUBLIC ACCOUNTANTS
Deloitte & Touche LLP
Omaha, Nebraska

ANNUAL MEETING
The Annual Meeting of Shareholders is
scheduled for 10:00 a.m. Friday, June 2, 2006, at the Holiday Inn
Kearney, Nebraska

FORM 10-K
A copy of the 10-K is available to shareholders without charge upon written request to:
Karen B.Rhoads
Vice President of Finance
The Buckle, Inc.
P.O. Box 1480
Kearney, Nebraska 68848-1480

TRADEMARKS
BUCKLE, THE BUCKLE, BKLE, GIMMICK,
RECLAIM and BKE are trademarks of
The Buckle, Inc., which is registered in the United States.

BOARD OF DIRECTORS

Daniel J. Hirschfeld
Chairman of the Board

Dennis H. Nelson
President and
Chief Executive Officer

James E. Shada
Executive Vice President
of Sales

Karen B.Rhoads
Vice President of Finance,
Treasurer and
Chief Financial Officer

Ralph M.Tysdal

William D.Orr

Bill L. Fairfield
Chairman, DreamField
Capital Ventures and
Director, MSI, Inc.

Robert E.Campbell
President and Operating
Manager, Miller & Paine, LLC
and
Director of Development,
Madonna Foundation

Bruce L. Hoberman
Chief Executive Officer,
Proxibid, Inc.

David A.Roehr

EXECUTIVE OFFICERS

Dennis H.Nelson
President and
Chief Executive Officer

James E. Shada
Executive Vice President
of Sales

Karen B. Rhoads
Vice President of Finance,
Treasurer and
Chief Financial Officer

Brett P.Milkie
Vice President of Leasing

Kari G. Smith
Vice President of Sales

Patricia K.Whisler
Vice President of Women's
Merchandising

Kyle L. Hanson
Corporate Secretary and
General Counsel

                                   [PICTURE]