Form 10-K, Exhibit 13
period 2007-02-03
BUCKLE INC
filed 2007-04-19
CIK 885245

Dear Shareholders:

Fiscal 2006 represented another excellent year for the Company as we achieved record sales of $530.1 million—an increase of 5.8% over fiscal 2005—and increased earnings per share to $1.86 per diluted share, up from $1.69 in fiscal 2005.

By almost every measure, fiscal 2006 was an outstanding year for Buckle. In addition to generating positive financial results, we delivered strong returns to our shareholders. During the year, we returned more than $90 million to our shareholders by repurchasing 654,300 split-adjusted shares at an average price of $24.52, twice increasing our quarterly dividend rate, and paying a $3.00 per share special cash dividend before the 3-for-2 stock split on January 12, 2007. We also ended the year with a strong balance sheet including cash and investments of $183.4 million, stockholders’ equity of $286.6 million, and no long-term debt.

Our success during the year was driven by our continued commitment to providing our guests with the most enjoyable shopping experience possible. We accomplished this by providing a unique selection of compelling merchandise and an exceptional level of customer service. Here are a few highlights:

2006 Highlights

•	Average sales per store were $1.49 million, compared with $1.47 million in fiscal 2005

•	Average sales per square foot were $302, up from $298 in fiscal 2005

•	Denim sales increased for the seventh consecutive year, bringing the category to approximately 45% of our fiscal 2006 net sales

•	Gross margin improved as a percentage of net sales for the fourth consecutive year, rising to 39.1% in fiscal 2006 from 38.7% in fiscal 2005

•	Average transaction value increased 7% to $79 and average price point increased 5% to $40.50

Denim remains the foundation of our business and fiscal 2006 proved to be another strong year for our denim brands, which include BKE, Lucky Brand, Silver, Big Star, and Guess. To uphold our reputation as a denim destination, we continually test-market and add new brands to our merchandise mix. To that end, in 2006 we tested several new denim brands including MEK and Miss Me. We also added Elements and Volcom to our strong array of current brands that include Hurley, Quiksilver, Roxy, Affliction, OBEY, Billabong, 7 Diamonds, and Fossil.

Our real estate expansion strategy is a disciplined one that is driven by careful site selection as well as the availability of an internal leader to successfully manage in a particular market. As we continue to add new stores, we look for prime locations in regional malls and lifestyle shopping centers in trade areas with populations of at least 300,000. In fiscal 2006, we opened 17 new stores, including 4 in Florida and 3 in California, and completed 10 substantial remodels (as well as several smaller remodels). We expect to open 20 new stores in fiscal 2007, including 5 in Florida, 2 in Texas, 2 in Washington, and 2 in Arizona, and complete 7-8 substantial remodels.

Much of our success is predicated on the talent and dedication of our people. Our merchandising team continues to find, create, and deliver what our guests want—fresh, unique, and on-trend merchandise. Our sales teams provide our guests with outstanding, individualized service that complements our merchandise and enhances the overall value of the shopping experience. Supporting these efforts are our teammates in the home office who are committed to providing a high level of service to our stores and our guests.

I would like to take this opportunity to thank our guests, vendors, and shareholders for your continued loyalty and support. And to our 6,000+ teammates across 38 states who helped make 2006 a successful year, I thank you for your continued hard work and dedication. It is a pleasure to work with such an extraordinary team.

Each and every day, you remain committed to what we do best—providing our guests with merchandise that they enjoy, outstanding service that they appreciate, and a depth of experience that distinguishes us in the marketplace.

We are proud of what we achieved in 2006, and we are excited to build on our accomplishments as we move forward—inspiring our teammates, delighting our guests, and rewarding our shareholders in the years to come.

Dennis H. Nelson
President and Chief Executive Officer

Financial Highlights
(Dollar Amounts in Thousands, Except Per Share Amounts and Selected Operating Data)

	February 3,	January 28,	January 29,
	2007 (a)	2006	2005
INCOME STATEMENT DATA
Net sales	$530,074	$501,101	$470,937
Income before income taxes	$88,053	$82,445	$67,842
Provision for income taxes	$32,327	$30,539	$24,613
Net income	$55,726	$51,906	$43,229
Diluted earnings per share	$1.86	$1.69	$1.29
Net income as a percentage of net sales	10.5%	10.4%	9.2%

BALANCE SHEET DATA
Working capital	$189,017	$193,428	$219,231
Total assets	$368,198	$374,266	$405,543
Long-term debt	-	-	-
Stockholders’ equity	$286,587	$299,793	$332,928

SELECTED OPERATING DATA
Number of stores open at year end	350	338	327
Average sales per square foot	$302	$298	$291
Average sales per store (000’s)	$1,493	$1,474	$1,454
Comparable store sales change	0.0%	1.4%	6.3%

(a) Consists of 53 weeks.

Proving that it’s a place where you can build a career, Buckle’s district managers have been with the Company an average of 20 years.

Exceptional service that makes each guest feel special. That’s what we strive to provide and it’s our people who make it happen. Instilled in our team is the idea that doing your best is not just something you say, it’s something you do each and every day. Our teammates are still as committed to serving our guests today as they were when our Company was established nearly 40 years ago.

Given our values, it’s no surprise that Buckle has a performance-based culture. We give our managers the tools and freedom to be successful, encourage them to be innovative, and then reward them for their achievements. The rationale behind this approach is simple: when our leaders have a personal stake in the business, they are driven to do their best. It’s what has helped us maintain a team of talented individuals who possess a strong work ethic and are passionate about what they do.

At Buckle, we also believe that there’s no substitute for on-the-job experience. That’s why we promote store managers from within—resulting in consistent performance and a depth of expertise that makes us unique. To help our leaders stay on top of their game, we invest in their education and development by hosting three company-wide manager meetings and several smaller career meetings throughout the year. By providing leaders with up-to-date information on the latest fashion trends and merchandising strategies, as well as new ideas for recruiting and developing their teams, we are able to maintain our high standard of product knowledge and service.

As we continue to expand, having a strong leadership team that can support our growth is increasingly important. With that in mind, we continue to enhance our campus recruiting and management development programs so that we can hire the best talent possible—individuals who are committed to our ideals and have the ability to become our future leaders.

“I am writing to let you know that your Spokane Valley Mall store is the best-run  retail store I have ever visited. Since I started shopping there several months ago, I  have been back at least a dozen times and each time I receive customer service  that goes ‘above and beyond.’ The staff is knowledgeable about the products  and they always find exactly what I want. No matter who helps me, I always  receive the highest level of service. Thank you.”

Buckle Guest
Spokane, Washington

 product

Strengthening our reputation as a denim destination, in 2006 we grew denim sales for the seventh consecutive year, bringing the category to approximately 45% of our fiscal 2006 net sales.

Strong brands, on-trend products, and unparalleled selection continue to define Buckle's approach to merchandising. Our philosophy has been to continually provide our stores with the best selection of brands, styles, fits, details, and price points. This approach differentiates us in that guests who walk into our stores can expect to walk out with a look that's as unique as they are.

We collaborate with some of the most recognizable brands in the apparel industry to create compelling merchandise—much of which is exclusive to Buckle. To maintain our edge, our buyers continually seek out fresh, innovative brands that add newness and excitement to our merchandise mix.

While we carry a full range of apparel, footwear, and accessories, it's our expertise in denim that makes us the store of choice for guests who seek a great-fitting pair of jeans. At Buckle, guests can find their favorites by selecting from a wide selection of fits, styles, and finishes from a powerhouse of brands including BKE, Lucky Brand, Silver Jeans, Big Star, Guess, and Miss Me.

BKE, our private label brand, represents a growing and important component of our merchandise mix. Reflecting our high standards, BKE offers distinctive details and styling that have helped to cultivate a loyal following amongst our guests. For fiscal 2006, BKE accounted for approximately 45% of our denim sales and we see continued opportunities for growth in the brand.

Proving that shopping at Buckle is an enjoyable experience for both men and women, guys' merchandise represented 44% of fiscal 2006 net sales and gals' merchandise represented 56%. Our average retail price points for the year increased to approximately $42.50 for guys and $40.25 for gals.

"I am writing to let you know what wonderful employees you have in your Asheville Mall store. Jose and his staff work tirelessly to help me and my friends find the perfect jeans. In fact, they are so helpful that I now have five pairs of 'perfect jeans!' Your staff goes to great lengths to find jeans that work for my body type. Because of your great selection and great employees, I will never buy jeans anywhere else. Thank you!"

Buckle Guest
Asheville, North Carolina

$ 131,504
$ 152,612
$ 189,329
$ 213,544
$ 236,082
2002
2003
2004
2005
2006

Denim Sales (amounts in thousands)

Whether guests choose to shop in one of our 350 retail locations or online at buckle.com, they can count on receiving reliable, friendly service that transcends the traditional.

To ensure that we provide the most enjoyable shopping experience possible, Buckle continuously invests in the enhancement of our store environment. Featuring warm wood tones and brick and corrugated metal accents, our signature store design was displayed in 125 of our 350 retail locations as of February 3, 2007. In addition, we continue to roll out new fixtures and tables to all of our stores. This helps maximize the impact of our merchandise and encourages guests to experience the special details that set our merchandise apart—from the unique stitching and pocket detail on a pair of jeans to the soft, combed cotton and exposed seams of a graphic tee.

We continued to expand our presence by opening 17 new stores in 2006—including 4 in Florida and 3 in California. We also completed 10 substantial remodels during the fiscal year (as well as several smaller remodels). In 2007, we plan to open 20 new stores—including 5 in Florida, 2 in Texas, 2 in Washington, and 2 in Arizona—and complete 7-8 substantial remodels.

 Our online store—buckle.com—remains a valuable complement to our brick and mortar stores. To accommodate our growing online business, we proudly launched a completely redesigned buckle.com in October 2006. The new site offers several new features including expanded product search capabilities that make it easier for guests to find their favorites.

Buckle

store

I'amwriting to let you know what a great tiewe had at the brth Est bll Buckle store. t was the ost enjoyable shoping eperience that mwife and I have ever had! Heather and Tyler spent two and a half hours with us—helping us pick outfits and getting a sense of our style. We have found our new favorite store. Thank you."

Buckle Guest

brst, Teas

Selected Financial Data
(Amounts in Thousands Except Share, Per Share Amounts, and Selected Operating Data)

	Fiscal Years Ended
	February 3, 2007 (d)	January 28, 2006	January 29, 2005	January 31, 2004	February 1, 2003
Income Statement Data
Net sales	$530,074	$501,101	$470,937	$422,820	$401,060
Cost of sales (including buying, distribution, and occupancy costs)	$322,760	$307,063	$299,958	$280,004	$269,516
Gross profit	207,314	194,038	170,979	142,816	131,544
Selling expenses	107,592	100,148	89,008	79,668	74,754
General & administrative expenses	20,701	17,568	18,599	15,045	10,979
Income from operations	79,021	76,322	63,372	48,103	45,811
Other income, net	9,032	6,123	4,470	4,688	4,698
Income before income taxes	88,053	82,445	67,842	52,791	50,509
Provision for income taxes	32,327	30,539	24,613	19,112	18,434
Net income	$55,726	$51,906	$43,229	$33,679	$32,075
Basic earnings per share	$1.93	$1.76	$1.34	$1.07	$1.01
Diluted earnings per share	$1.86	$1.69	$1.29	$1.04	$0.98
Dividends declared per share (a)	$2.49	$0.41	$0.29	$0.13	$0.00
Selected Operating Data
Stores open at end of period	350	338	327	316	304
Average sales per square foot	$302	$298	$291	$274	$274
Average sales per store (000’s)	$1,493	$1,474	$1,454	$1,350	$1,334
Comparable store sales change (b)	0.0%	1.4%	6.3%	1.1%	-0.5%
Balance Sheet Data (c)
Working capital	$189,017	$193,428	$219,231	$174,188	$142,840
Long-term investments	$31,958	$41,654	$54,395	$59,137	$56,248
Total assets	$368,198	$374,266	$405,543	$356,222	$318,011
Long-term debt	-	-	-	-	-
Stockholders’ equity	$286,587	$299,793	$332,928	$293,845	$261,027

(a) The Company declared and paid its first ever quarterly cash dividends of $.0667 per share in both the third and fourth quarters of fiscal 2003. Cash dividends of $.0667 per share were paid in the first and second quarters of fiscal 2004 and $.08 per share in the third and fourth quarters of fiscal 2004. For fiscal 2005, the Company paid cash dividends of $.08 per share in the first quarter, $.10 per share in the second quarter, and $.1133 per share in the third and fourth quarters. The Company continued the $.1133 per share cash dividends in the first and second quarters of fiscal 2006, while in the third quarter of fiscal 2006, it paid cash dividends of $.1333 per share and, in the fourth quarter of fiscal 2006, $.20 per share. In addition, the Company paid a special one-time cash dividend of $2.00 per share in the fourth quarter of fiscal 2006. The dividend amounts have been adjusted to reflect the Company’s 3-for-2 stock split in January 2007.

(b) Stores are deemed to be comparable stores if they were open in the prior year on the first day of the fiscal period presented. Stores which have been remodeled, expanded, and/or relocated, but would otherwise be included as comparable stores, are not excluded from the comparable store sales calculation. Online sales are excluded from comparable store sales.

(c) At the end of the period.

 (d) Consists of 53 weeks.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion should be read in conjunction with the financial statements and notes thereto of the Company incorporated by reference in this Form 10-K. The following is management’s discussion and analysis of certain significant factors which have affected the Company’s financial condition and results of operations during the periods included in the accompanying financial statements incorporated by reference in Form 10-K.

Executive Overview

Company management considers the following items to be key performance indicators in evaluating Company performance.

Comparable Store Sales - Stores are deemed to be comparable stores if they were open in the prior year on the first day of the fiscal period being presented. Stores which have been remodeled, expanded, and/or relocated, but would otherwise be included as comparable stores, are not excluded from the comparable store sales calculation. Online sales are excluded from comparable store sales. Management considers comparable store sales to be an important indicator of current Company performance, helping leverage certain fixed costs when results are positive. Negative comparable store sales results could reduce net sales and have a negative impact on operating leverage, thus reducing net earnings.

Net Merchandise Margins - Management evaluates the components of merchandise margin including initial markup and the amount of markdowns during a period. Any inability to obtain acceptable levels of initial markups or any significant increase in the Company’s use of markdowns could have an adverse effect on the Company’s gross margin and results of operations.

Operating Margin - Operating margin is a good indicator for Management of the Company’s success. Operating margin can be positively or negatively affected by comparable store sales, merchandise margins, occupancy costs, and the Company’s ability to control operating costs.

Cash Flow and Liquidity (working capital) - Management reviews current cash and short-term investments along with cash flow from operating, investing, and financing activities to determine the Company’s short-term cash needs for operations and expansion. The Company believes that existing cash, short-term investments, and cash flow from operations will be sufficient to fund current and long-term anticipated capital expenditures and working capital requirements for the next several years.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Results of Operations

The following table sets forth certain financial data expressed as a percentage of net sales and the percentage change in the dollar amount of such items compared to the prior period.

	Percentage of Net Sales For Fiscal Years Ended			Percentage Increase (Decrease)
				Fiscal Year
	February 3, 2007	January 28, 2006	January 29, 2005	2005 to 2006	2004 to 2005
Income Statement Data
Net sales	100.0%	100.0%	100.0%	5.8%	6.4%
Cost of sales (including
buying, distribution,
and occupancy costs)	60.9%	61.3%	63.7%	5.1%	2.4%
Gross profit	39.1%	38.7%	36.3%	6.8%	13.5%
Selling expenses	20.3%	20.0%	18.9%	7.4%	12.5%
General and administrative
expenses	3.9%	3.5%	3.9%	17.8%	(5.5)%
Income from operations	14.9%	15.2%	13.5%	3.5%	20.4%
Other income	1.7%	1.3%	0.9%	47.5%	37.0%
Income before income taxes	16.6%	16.5%	14.4%	6.8%	21.5%
Provision for income taxes	6.1%	6.1%	5.2%	5.9%	24.1%
Net income	10.5%	10.4%	9.2%	7.4%	20.1%

Fiscal 2006 Compared to Fiscal 2005

Fiscal 2006 net sales, for the 53-week period ended February 3, 2007, increased 5.8 percent to $530.1 million from net sales of $501.1 million for the 52-week fiscal year ended January 28, 2006. Comparable store net sales for the fiscal year were flat in comparison to the same 53-week period last year. The comparable store sales performance was driven by a decrease in the number of transactions at comparable stores during the year, which was offset by a 5.1% increase in the average retail price per piece of merchandise sold during the period and a 2.5% increase in the average number of units sold per transaction. Growth in net sales for the fiscal year was, therefore, attributable to the inclusion of a full year of operating results for the 15 new stores opened during fiscal 2005, to the opening of 17 new stores during fiscal 2006, to growth in online sales, and to the inclusion of an extra week of sales due to the fact that fiscal 2006 was a 53-week year.

The Company’s average retail price per piece of merchandise sold increased $1.95, or 5.1%, in fiscal 2006 compared to fiscal 2005. This $1.95 increase in the average price per piece was primarily attributable to the following changes (with their corresponding effect on the overall average price per piece): a 5.8% increase in average denim price points ($1.00), a 5.7% increase in average knit shirt price points ($0.47), a 14.8% increase in average woven shirt price points ($0.30), a 3.2% increase in average accessories price points ($0.12), and a 5.3% increase in average sweater price points ($0.08). These increases were partially offset by reduced average price points in certain other categories ($0.02). These changes are primarily a reflection of merchandise shifts in terms of brands and product styles, fabrics, details, and finishes. Average sales per square foot for fiscal 2006 increased 1.1% from $298 to $302.

Gross profit after buying, distribution, and occupancy costs increased $13.3 million in fiscal 2006 to $207.3 million, a 6.8% increase. As a percentage of net sales, gross profit increased from 38.7% in fiscal 2005 to 39.1% in fiscal 2006. The increase was primarily attributable to a 0.6% improvement, as a percentage of net sales, in actual merchandise margins, achieved through timely sell-throughs on new product and a slight increase in sales of private label merchandise, which achieves a higher margin due to greater initial mark-up. This improvement was partially offset by increases in occupancy and distribution costs (0.2%, as a percentage of net sales). Merchandise shrinkage increased from 0.6% in fiscal 2005 to 0.7% in fiscal 2006.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Selling expenses increased from $100.1 million for fiscal 2005 to $107.6 million for fiscal 2006, a 7.4% increase. Selling expenses as a percentage of net sales increased from 20.0% for fiscal 2005 to 20.3% for fiscal 2006. The increase was primarily attributable to increases in stock option compensation expense as a result of FASB Statement No. 123 (revised 2004) (“SFAS 123(R)”), “Share-Based Payment,” adoption during fiscal 2006 (0.3%, as a percentage of net sales), internet-related fulfillment and marketing expenses (0.2%, as a percentage of net sales), and bankcard fees as a result of an increase in the percentage of sales tendered in bankcards (0.1%, as a percentage of net sales). These increases were partially offset by a 0.3% reduction, as a percentage of net sales, in expense related to the incentive bonus accrual.

General and administrative expenses increased from $17.6 million in fiscal 2005 to $20.7 million in fiscal 2006, a 17.8% increase. As a percentage of net sales, general and administrative expenses increased from 3.5% for fiscal 2005 to 3.9% for fiscal 2006. The increase was primarily attributable to increases in non-vested stock compensation expense (0.4%, as a percentage of net sales), stock option compensation expense as a result of SFAS 123(R) adoption during fiscal 2006 (0.1%, as a percentage of net sales), and certain other general and administrative expenses (0.1%, as a percentage of net sales). These increases were partially offset by a 0.1% reduction, as a percentage of net sales, in expense related to the incentive bonus accrual and a 0.1% reduction, as a percentage of net sales, in corporate aircraft expenses.

As a result of the above changes, the Company’s income from operations increased $2.7 million to $79.0 million for fiscal 2006, a 3.5% increase compared to fiscal 2005. Income from operations was 14.9% as a percentage of net sales in fiscal 2006 compared to 15.2% as a percentage of net sales in fiscal 2005.

Other income increased from $6.1 million in fiscal 2005 to $9.0 million in fiscal 2006, a 47.5% increase. The increase in other income is primarily due to an increase in income earned on the Company’s cash and investments, resulting from higher interest rates and higher average balances of cash and investments, insurance proceeds received in the second quarter of fiscal 2006 related to Hurricane Katrina and Hurricane Rita losses, and the settlement of a lawsuit related to Visa/Mastercard interchange fees, as further described in Footnote A to the financial statements.

Income tax expense as a percentage of pre-tax income was 36.7% in fiscal 2006 compared to 37.0% in fiscal 2005, bringing net income to $55.7 million for fiscal 2006 versus $51.9 million for fiscal 2005, an increase of 7.4%. The decrease in the effective tax rate is partially due to an increase in tax-exempt interest income earned on investments.

Fiscal 2005 Compared to Fiscal 2004

Net sales increased from $470.9 million in fiscal 2004 to $501.1 million in fiscal 2005, a 6.4% increase. Comparable store sales increased by $6.2 million, or 1.4%, for the 52-week period ended January 28, 2006 compared to the same 52-week period in the prior year. The comparable store sales increase during the period resulted primarily from a 4.5% increase in the average retail price per piece of merchandise sold and a 1.0% increase in the average number of units sold per transaction, partially offset by a decrease in the number of transactions at comparable stores during the period. Sales growth for the 52-week period was also attributable to the inclusion of a full year of operating results for the 13 new stores opened during fiscal 2004, to the opening of 15 new stores during fiscal 2005, and to growth in online sales.

The Company’s average retail price per piece of merchandise sold increased $1.61, or 4.5%, in fiscal 2005 compared to fiscal 2004. This $1.61 increase in the average price per piece was primarily attributable to the following changes (with their corresponding effect on the overall average price per piece): a 5.5% increase in denim price points ($0.86), a 2.6% increase in knit shirt price points ($0.20), a 1.8% increase in woven shirt price points ($0.05), and a shift in the merchandise mix ($1.06). These increases were partially offset by reduced price points for outerwear ($0.26), accessories ($0.14), footwear ($0.07), and sportswear ($0.06). These changes are primarily a reflection of merchandise shifts in terms of brands; product styles, fabrics, details, and finishes; and the mix of branded versus private label. Average sales per square foot for fiscal 2005 increased 2.4% from $291 to $298.

Gross profit after buying, distribution, and occupancy costs increased $23.1 million in fiscal 2005 to $194.0 million, a 13.5% increase. As a percentage of net sales, gross profit increased from 36.3% in fiscal 2004 to 38.7% in fiscal 2005. The increase was primarily attributable to a 2.0% improvement, as a percentage of net sales, in actual merchandise margins, achieved through timely sell-throughs on new product and an increase in sales of private label merchandise, which achieves a higher margin due to greater initial mark-up. Gross profit improvement was also impacted by a 0.3% reduction, as a percentage of net sales, in occupancy costs and a 0.1% reduction, as a percentage of net sales, related to reduced incentive bonus expense. Merchandise shrinkage decreased from 0.7% in fiscal 2004 to 0.6% in fiscal 2005.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Selling expenses increased from $89.0 million for fiscal 2004 to $100.1 million for fiscal 2005, a 12.5% increase. Selling expenses as a percentage of net sales increased from 18.9% for fiscal 2004 to 20.0% for fiscal 2005. The increase was primarily attributable to increases in internet-related fulfillment and marketing expenses (0.4%, as a percentage of net sales), store salaries (0.3%, as a percentage of net sales), bankcard fees as a result of a nearly 9% increase in the percentage of sales tendered in bankcards and increased rates charged by VISA/Mastercard (0.1%, as a percentage of net sales), health insurance costs (0.1%, as a percentage of net sales), payroll taxes (0.1%, as a percentage of net sales), and certain other selling expenses (0.1%, as a percentage of net sales).

General and administrative expenses decreased from $18.6 million in fiscal 2004 to $17.6 million in fiscal 2005, a 5.5% decrease. As a percentage of net sales, general and administrative expenses decreased from 3.9% for fiscal 2004 to 3.5% for fiscal 2005. The reduction in general and administrative expenses, as a percentage of net sales, was attributable to a reduction in the amount of non-vested stock compensation recognized during period (-0.4%, as a percentage of net sales), a reduction in the incentive bonus accrual (-0.1%, as a percentage of net sales), and reduced expense related to gains/losses on the disposal of assets (-0.1%, as a percentage of net sales). These reductions were partially offset by increases in professional fees related to the Company’s stock buyback from its founder and Sarbanes-Oxley compliance (0.1%, as a percentage of net sales) and certain other general and administrative expenses (0.1%, as a percentage of net sales).

As a result of the above changes, the Company’s income from operations increased $13.0 million to $76.3 million for fiscal 2005, a 20.4% increase compared to fiscal 2004. Income from operations was 15.2% as a percentage of net sales in fiscal 2005 compared to 13.5% as a percentage of net sales in fiscal 2004.

Other income for fiscal 2005 increased 37.0% from fiscal 2004 to $6.1 million in fiscal 2005. The increase is primarily due to an increase in interest income, as average interest rates on cash and investments were over 50% higher in fiscal 2005 than in fiscal 2004, although balances in cash and investments were lower during fiscal 2005 than they were during the prior fiscal year.

Income tax expense as a percentage of pre-tax income was 37.0% in fiscal 2005 compared to 36.3% in fiscal 2004, bringing net income to $51.9 million for fiscal 2005 versus $43.2 million for fiscal 2004, an increase of 20.1%.

Liquidity and Capital Resources

As of February 3, 2007, the Company had working capital of $189.0 million, including $35.8 million of cash and cash equivalents and $115.7 million in short-term investments. The Company’s primary ongoing cash requirements are for inventory, payroll, occupancy costs, dividend payments, new store expansion, and remodeling. Historically, the Company’s primary source of working capital has been cash flow from operations. During fiscal 2004, the Company paid dividends of $.0667 per share for each of the first two quarters, and a $.08 per share dividend paid during the third and fourth quarters. During fiscal 2005, the Company paid dividends of $.08 per share in the first quarter, $.10 per share in the second quarter, and $.1133 per share in both the third and fourth quarters. The Company continued the $.1133 per share cash dividends in the first and second quarters of fiscal 2006, while in the third quarter of fiscal 2006, it paid cash dividends of $.1333 per share and paid a $.20 per share dividend for the fourth quarter of fiscal 2006. In addition, the Company paid a special one-time cash dividend of $2.00 per share in the fourth quarter of fiscal 2006. These dividend amounts have been adjusted to reflect the impact of the Company’s 3-for-2 stock split in January 2007. The Company plans to continue its quarterly dividends during fiscal 2007. During fiscal 2006, 2005, and 2004, the Company’s cash flow from operations was $80.4 million, $76.1 million, and $72.6 million, respectively. During fiscal 2006, 2005, and 2004, the Company also used cash for repurchasing shares of the Company’s common stock. The Company purchased 654,300 shares in fiscal 2006 at a cost of $16.0 million. In fiscal 2005, the Company purchased 4,993,613 shares at a cost of $94.9 million, which included 4,500,000 shares from the Company’s founder and chairman at a cost of $84 million. The Company purchased 196,050 shares in fiscal 2004 at a cost of $3.4 million. The number of shares repurchased for each fiscal year has been adjusted to reflect the impact of the Company’s 3-for-2 stock split in January 2007. The Company has available an unsecured line of credit of $17.5 million with Wells Fargo Bank, N.A. for operating needs and letters of credit. The line of credit provides that outstanding letters of credit cannot exceed $10 million. Borrowings under the line of credit note provide for interest to be paid at a rate equal to the prime rate established by the Bank. The Company has, from time to time, borrowed against these lines of credit during periods of peak inventory build-up. There were no borrowings during fiscal 2006, 2005, and 2004. The Company had no bank borrowings as of February 3, 2007.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

During fiscal 2006, 2005, and 2004, the Company invested $19.0 million, $18.3 million, and $14.8 million, respectively, in new store construction, store renovation, and store technology upgrades. The Company also spent $2.9 million, $7.3 million, and $1.8 million, in fiscal 2006, 2005, and 2004, respectively, in capital expenditures for the corporate headquarters and distribution facility. In fiscal 2005, the Company expanded its corporate headquarters and distribution center by 82,200 square feet. The addition houses a 100,000 square foot multi-level structure for online sales fulfillment and customer service, plus areas for the supplies and returns-to-vendor departments.

During fiscal 2007, the Company anticipates completing approximately 32 store construction projects, including approximately 20 new stores and approximately 12 stores to be remodeled and/or relocated. As of March 2007, leases for eight new stores have been signed, and leases for nine additional locations are under negotiation; however, exact new store openings, remodels, and relocations may vary from those anticipated. The average cost of opening a new store during fiscal 2006 was approximately $867,000, including construction costs of approximately $656,000 and inventory costs of approximately $211,000, net of payables. Management estimates that total capital expenditures during fiscal 2007 will be approximately $28 to $30 million. The Company believes that existing cash and cash equivalents, investments, and cash flow from operations will be sufficient to fund current and long-term anticipated capital expenditures and working capital requirements for the next several years. The Company has had a consistent record of generating positive cash flows each year, does not currently have plans for any merger or acquisition, and has fairly consistent plans for new store expansion and remodels. Based upon past results and current plans, management does not anticipate any large swings in the Company’s need for cash in the upcoming years.

However, future conditions may reduce the availability of funds based upon factors such as a decrease in demand for the Company’s product, change in product mix, competitive factors, and general economic conditions as well as other risks and uncertainties which would reduce the Company’s sales, net profitability, and cash flows. Also, the Company’s acceleration in store openings and/or remodels, or the Company’s entering into a merger, acquisition, or other financial related transaction could reduce the amount of cash available for further capital expenditures and working capital requirements.

Critical Accounting Policies and Estimates

Management’s Discussion and Analysis of Financial Condition and Results of Operations are based upon The Buckle, Inc.’s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires that management make estimates and judgments that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the financial statement date, and the reported amounts of sales and expenses during the reporting period. The Company regularly evaluates its estimates, including those related to inventory and income taxes. Management bases its estimates on past experience and on various other factors that are thought to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes that the estimates and judgments used in preparing these financial statements were the most appropriate at that time. Presented below are those critical accounting policies that management believes require subjective and/or complex judgments that could potentially affect reported results of operations.

1. Revenue Recognition. Retail store sales are recorded upon the purchase of merchandise by customers. Online sales are recorded when merchandise is delivered to the customer, with the time of delivery being based on an estimate of the shipping time from the Company’s distribution center to the customer. Shipping fees charged to customers are included in revenue and shipping costs are included in selling expenses. The Company accounts for layaway sales in accordance with SAB No. 101, recognizing revenue from sales made under its layaway program upon delivery of the merchandise to the customer. Revenue is not recorded when gift cards and gift certificates are sold, but rather when a card or certificate is redeemed for merchandise. A current liability for unredeemed gift cards and certificates is recorded at the time the card or certificate is purchased. The amount of the gift certificate liability is determined using the outstanding balances from the prior three years of issuance and the gift card liability is determined using the outstanding balances from the prior four years of issuance. The liability recorded for unredeemed gift cards and gift certificates was $6.7 million and $5.5 million as of February 3, 2007 and January 28, 2006, respectively. The Company Records breakage as other income when the probability of redemption, which is based on historical redemption patterns, is remote. The Company establishes a liability for estimated merchandise returns based upon the historical average sales return percentage. Customer returns could potentially exceed the historical average, thus reducing future net sales results and potentially reducing future net earnings. The accrued liability for reserve for sales returns was $0.3 million and $0.3 million at February 3, 2007 and January 28, 2006, respectively.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

2. Inventory. Inventory is valued at the lower of cost or market. Cost is determined using an average cost method that approximates the first-in, first-out (FIFO) method. Management makes adjustments to inventory and cost of goods sold, based upon estimates, to reserve for merchandise obsolescence and markdowns that could affect market value, based on assumptions using calculations applied to current inventory levels within each of four different markdown levels. Management also reviews the levels of inventory in each markdown group and the overall aging of the inventory versus the estimated future demand for such product and the current market conditions. Such judgments could vary significantly from actual results, either favorably or unfavorably, due to fluctuations in future economic conditions, industry trends, consumer demand, and the competitive retail environment. Such changes in market conditions could negatively impact the sale of markdown inventory causing further markdowns or inventory obsolescence, resulting in increased cost of goods sold from write-offs and reducing the Company’s net earnings. The liability recorded as a reserve for mark downs and/or obsolescence was $6.4 million and $6.5 million as of February 3, 2007 and January 28,2006, respectively. We are not aware of any events, conditions, or changes in demand or price that would indicate that our inventory valuation may not be materially accurate at this time.

3. Income Taxes. The Company records a deferred tax asset and liability for expected future tax consequences resulting from temporary differences between financial reporting and tax bases of assets and liabilities. The Company considers future taxable income and ongoing tax planning in assessing the value of its deferred tax assets. If the company determines that it is more than likely that these assets will not be realized, the Company would reduce the value of these assets to their expected realizable value, thereby decreasing net income. Estimating the value of these assets is based upon the Company’s judgment. If the Company subsequently determined that the deferred tax assets, which had been written down, would be realized in the future, such value would be increased. Adjustment would be made to increase net income in the period such determination was made.

4. Operating Leases. The Company leases retail stores under operating leases. Most lease agreements contain tenant improvement allowances, rent holidays, rent escalation clauses, and/or contingent rent provisions. For purposes of recognizing lease incentives and minimum rental expenses on a straight-line basis over the terms of the leases, the Company uses the date of initial possession to begin amortization, which is generally when the Company enters the space and begins to make improvements in preparation of intended use. For tenant improvement allowances and rent holidays, the Company records a deferred rent liability on the balance sheets and amortizes the deferred rent over the terms of the leases as reductions to rent expense on the statements of income. For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, the Company records minimum rental expenses on a straight-line basis over the terms of the leases on the statements of income. Certain leases provide for contingent rents, which are determined as a percentage of gross sales in excess of specified levels. The Company records a contingent rent liability on the balance sheets and the corresponding rent expense when specified levels have been achieved or are reasonably probable to be achieved.

Off-Balance Sheet Arrangements, Contractual Obligations, and Commercial Commitments

As referenced in the tables below, the Company has contractual obligations and commercial commitments that may affect the financial condition of the Company. Based on management’s review of the terms and conditions of its contractual obligations and commercial commitments, there is no known trend, demand, commitment, event, or uncertainty that is reasonably likely to occur which would have a material effect on the Company’s financial condition, results of operations, or cash flows. In addition, the commercial obligations and commitments made by the Company are customary transactions, which are similar to those of other comparable retail companies.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following tables identify the material obligations and commitments as of February 3, 2007:

		Payments Due by Period
Contractual obligations (dollar amounts in thousands)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long term debt	$-	$-	$-	$-	$-
Purchase obligations	$523	$190	$333	$-	$-
Deferred compensation	$3,368	$-	$-	$-	$3,368
Operating leases	$197,485	$36,529	$63,297	$44,551	$53,108
Total contractual obligations	$201,376	$36,719	$63,630	$44,551	$56,476

Amount of Commitment Expiration Per Period
Other commercial commitments (dollar amounts in thousands)	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years
Lines of credit	$-	$-	$-	$-	$-
Total commercial commitments	$-	$-	$-	$-	$-

The Company has available an unsecured line of credit of $17.5 million, of which $10 million is available for letters of credit, which is excluded from the preceding table. Certain merchandise purchase orders require that the Company open letters of credit. When the Company takes possession of the merchandise, it releases payment on the letters of credit. The amounts of outstanding letters of credit reported reflect the open letters of credit on merchandise ordered, but not yet received or funded. The Company believes it has sufficient credit available to open letters of credit for merchandise purchases. There were no bank borrowings during fiscal 2006, 2005, and 2004. The Company had outstanding letters of credit totaling $0.7 million and $0.9 million at February 3, 2007 and January 28, 2006, respectively. The Company has no other off-balance sheet arrangements.

Seasonality and Inflation

The Company’s business is seasonal, with the holiday season (from approximately November 15 to December 30) and the back-to-school season (from approximately July 15 to September 1) historically contributing the greatest volume of net sales. For fiscal years 2006, 2005, and 2004, the Christmas and back-to-school seasons accounted for approximately 36%, 37%, and 38%, respectively, of the Company’s fiscal year net sales. Although the operations of the Company are influenced by general economic conditions, the Company does not believe that inflation has had a material effect on the results of operations during the past three fiscal years. Quarterly results may vary significantly depending on a variety of factors including the timing and amount of sales and costs associated with the opening of new stores, the timing and level of markdowns, the timing of store closings, the remodeling of existing stores, competitive factors, and general economic conditions.

Recently Issued Accounting Pronouncements

On June 28, 2006, the Emerging Issues Task Force reached a consensus on Issue No. 06-3 (“EITF 06-3”), “How Taxes Collected from Customers and Remitted to Government Authorities Should be Presented in the Income Statement.” The consensus allows an entity to choose between two acceptable alternatives based on their accounting policies for transactions in which the entity collects taxes on behalf of a governmental authority, such as sales taxes. Under the gross method, taxes collected are accounted for as a component of revenue with an offsetting amount in operating expenses. Under the net method, taxes are excluded from revenue and are instead recorded as a liability until they are remitted to the appropriate governmental authority. EITF 06-3 will be effective at the beginning of the Company’s 2007 fiscal year. The Company’s current accounting policy is to record such taxes on a net basis. The Company does not anticipate that this pronouncement will have a material impact on the Company’s financial position, liquidity, and results of operations.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

On July 13, 2006, the FASB issued Interpretation 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109.” The interpretation provides a consistent recognition threshold and measurement attribute, as well as clear criteria for subsequently recognizing, derecognizing, and measuring uncertain tax positions for financial statement purposes. The interpretation also requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 will be effective at the beginning of the Company’s 2007 fiscal year. The Company is currently assessing the effect of this pronouncement on the financial statements, but does not anticipate that it will have a material impact on the Company’s financial position, liquidity, and results of operations.

In September 2006, the FASB issued Statement No. 157 (“SFAS 157”), “Fair Value Measurements.” This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 will be effective at the beginning of the Company’s 2008 fiscal year. The Company is currently assessing the effect of this pronouncement on the financial statements, but does not anticipate that it will have a material impact on the Company’s financial position, liquidity, and results of operations.

Forward-Looking Statements

Information in this report, other than historical information, may be considered to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “1995 Act”). Such statements are made in good faith by the Company pursuant to the safe-harbor provisions of the 1995 Act. In connection with these safe harbor provisions, this management’s discussion and analysis contains certain forward-looking statements, which reflect management’s current views and estimates of future economic conditions, Company performance, and financial results. The statements are based on many assumptions and factors that could cause future results to differ materially. Such factors include, but are not limited to, changes in product mix, changes in fashion trends, competitive factors, and general economic conditions, economic conditions in the retail apparel industry, as well as other risks and uncertainties inherent in the Company’s business and the retail industry in general. Any changes in these factors could result in significantly different results for the Company. The Company further cautions that the forward-looking information contained herein is not exhaustive or exclusive. The Company does not undertake to update any forward-looking statements, which may be made from time to time by or on behalf of the Company.

Management’s Report on Internal Control
Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15-d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of February 3, 2007, based on the criteria set forth by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission in its Internal Control-Integrated Framework. In making its assessment of internal control over financial reporting, management has concluded that the Company’s internal control over financial reporting was effective as of February 3, 2007.

The Company’s independent registered public accounting firm, Deloitte & Touche LLP, has audited management’s assessment of the Company’s internal control over financial reporting. Their report appears herein.

Report of Independent
Registered Public Accounting Firm

To the Board of Directors and Stockholders of
The Buckle, Inc.
Kearney, Nebraska

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that The Buckle, Inc. (the “Company”) maintained effective internal control over financial reporting as of February 3, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of February 3, 2007, is fairly stated, in all material respects, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, the Company maintained effective internal control over financial reporting as of February 3, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statements as of and for the year ended February 3, 2007 of the Company and our report dated April 16, 2007 expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to the Company’s adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, in 2006.

Omaha, Nebraska
April 16, 2007

Report of Independent
Registered Public Accounting Firm

To the Board of Directors and Stockholders of
The Buckle, Inc.
Kearney, Nebraska

We have audited the accompanying balance sheets of The Buckle, Inc. (the “Company”) as of February 3, 2007 and January 28, 2006, and the related statements of income, stockholders’ equity and cash flows for each of the three fiscal years in the period ended February 3, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of The Buckle, Inc. as of February 3, 2007 and January 28, 2006, and the results of its operations and its cash flows for each of the three fiscal years in the period ended February 3, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the financial statements, in 2006 the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of February 3, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report, dated April 16, 2007, expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Omaha, Nebraska
April 16, 2007

Balance Sheets
(Dollar Amounts In Thousands Except Share and Per Share Amounts)

	February 3,	January 28,
	2007	2006
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$35,752	$23,438
Short-term investments (Notes A and B)	115,721	134,672
Accounts receivable, net of allowance of $72 and $94, respectively	4,046	4,824
Inventory	70,306	68,731
Prepaid expenses and other assets (Note E)	12,401	6,894
Total current assets	238,226	238,559

PROPERTY AND EQUIPMENT (Note C):	215,630	199,618
Less accumulated depreciation and amortization	(121,811)	(108,222)
	93,819	91,396

LONG-TERM INVESTMENTS (Notes A and B)	31,958	41,654
OTHER ASSETS (Notes E and F)	4,195	2,657
	$368,198	$374,266
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$14,670	$11,119
Accrued employee compensation	17,800	20,096
Accrued store operating expenses	4,468	3,725
Gift certificates redeemable	6,709	5,495
Income taxes payable	5,562	4,696
Total current liabilities	49,209	45,131

DEFERRED COMPENSATION (Note H)	3,368	2,518
DEFERRED RENT LIABILITY (Note A)	29,034	26,824
Total liabilities	81,611	74,473

COMMITMENTS (Notes D and G)

STOCKHOLDERS’ EQUITY (Note I):
Common stock, authorized 100,000,000 shares of $.01 par value; 29,408,576 and 19,339,153 shares issued and outstanding at February 3, 2007 and January 28, 2006, respectively	294	193
Additional paid-in capital	43,493	39,651
Retained earnings	242,800	261,948
Unearned compensation - restricted stock	-	(1,999)
Total stockholders’ equity	286,587	299,793
	$368,198	$374,266

See notes to financial statements.

Statements of Income
(Dollar Amounts In Thousands Except Per Share Amounts)

	Fiscal Years Ended
	February 3, 2007	January 28, 2006	January 29, 2005
SALES, Net of returns and allowances of $38,492, $36,936, and $35,028, respectively	$530,074	$501,1 01	$470,937

COST OF SALES (Including buying, distribution, and occupancy costs)	322,760	307,063	299,958

Gross profit	207,314	194,038	170,979

OPERATING EXPENSES:
Selling	107,592	100,148	89,008
General and administrative	20,701	17,568	18,599
	128,293	117,716	107,607
INCOME FROM OPERATIONS	79,021	76,322	63,372

OTHER INCOME, Net (Note A)	9,032	6,123	4,470

INCOME BEFORE INCOME TAXES	88,053	82,445	67,842

PROVISION FOR INCOME TAXES (Note E)	32,327	30,539	24,613

NET INCOME	$55,726	$51,906	$43,229

EARNINGS PER SHARE (Note J):
Basic	$1.93	$1.76	$1.34
Diluted	$1.86	$1.69	$1.29

See notes to financial statements.

Statements of Stockholders’ Equity
(Dollar Amounts In Thousands Except Share and Per Share Amounts)

	Number of Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned Compensation	Total
BALANCE, February 1, 2004	21,484,316	$215	$24,245	$272,125	$(2,740)	$293,845

Net income	-	-	-	43,229	-	43,229
Dividends paid on common stock,
($0.0667 per share -1st and 2nd quarters)	-	-	-	(4,314)	-	(4,314)
($0.08 per share -3rd and 4th quarters)	-	-	-	(5,186)	-	(5,186)
Common stock issued on exercise of stock options	336,108	3	4,297	-	-	4,300
Amortization of non-vested stock grant	-	-	-	-	2,724	2,724
Forfeiture of non-vested stock	(4,716)	-	(117)	-	16	(101)
Common stock purchased and retired	(130,700)	(1)	(3,442)	-	-	(3,443)
Income tax benefit related to exercise of employee stock options	-	-	1,874	-	-	1,874

BALANCE, January 29, 2005	21,685,008	217	26,857	305,854	-	332,928

Net income	-	-	-	51,906	-	51,906
Dividends paid on common stock,
($0.08 per share -1st quarter)	-	-	-	(2,264)	-	(2,264)
($0.10 per share -2nd quarter)	-	-	-	(2,925)	-	(2,925)
($0.1133 per share -3rd and 4th quarters)	-	-	-	(6,619)	-	(6,619)
Common stock issued on exercise of stock options	905,720	9	12,486	-	-	12,495
Issuance of non-vested stock	77,500	-	2,666	-	(2,666)	-
Amortization of non-vested stock grants	-	-	-	-	667	667
Common stock purchased and retired	(3,329,075)	(33)	(10,898)	(84,004)	-	(94,935)
Income tax benefit related to exercise of employee stock options	-	-	8,540	-	-	8,540

BALANCE, January 28, 2006	19,339,153	193	39,651	261,948	(1,999)	299,793

Reclassify unearned compensation	-	-	(1,999)	-	1,999	-
Net income	-	-	-	55,726	-	55,726
Dividends paid on common stock,
($0.1133 per share - 1st and 2nd quarters)	-	-	-	(6,647)	-	(6,647)
($0.1333 per share - 3rd quarter)	-	-	-	(3,841)	-	(3,841)
($0.20 per share - 4th quarter)	-	-	-	(5,879)	-	(5,879)
($2.00 per share - 4th quarter)	-	-	-	(58,507)	-	(58,507)
Common stock issued on exercise of stock options	573,406	6	11,262	-	-	11,268
Issuance of non-vested stock	136,000	1	(1)	-	-	-
Amortization of non-vested stock grants	-	-	2,708	-	-	2,708
Forfeiture of non-vested stock	(5,530)	-	(13)	-	-	(13)
Stock option compensation expense	-	-	2,510	-	-	2,510
Common stock purchased and retired	(436,200)	(4)	(16,040)	-	-	(16,044)
Income tax benefit related to exercise of employee stock options	-	-	5,513	-	-	5,513
3-for-2 stock split	9,801,747	98	(98)	-	-	-

BALANCE, February 3, 2007	29,408,576	$294	$43,493	$242,800	$-	$286,587

See notes to financial statements.

Statements of Cash Flows
(Dollar Amounts In Thousands)

	Fiscal Years Ended
	February 3, 2007	January 28, 2006	January 29, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$55,726	$51,906	$43,229
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	19,370	17,613	16,353
Amortization of non-vested stock grants	2,708	667	2,724
Stock option compensation expense	2,510	-	-
Forfeiture of non-vested stock	(13)	-	-
Income tax benefit from employee stock option exercises	5,513	8,540	1,874
Deferred income taxes	(2,454)	(973)	(1,184)
Other	449	114	531
Changes in operating assets and liabilities:
Accounts receivable	778	(2,937)	1,698
Inventory	(1,575)	(401)	(7,174)
Prepaid expenses	(4,565)	(254)	4,291
Accounts payable	3,146	(1,546)	(1,542)
Accrued employee compensation	(2,296)	1,629	6,577
Accrued store operating expenses	743	(511)	403
Gift certificates redeemable	1,214	841	876
Long-term liabilities and deferred compensation	3,060	2,463	970
Income taxes payable	(3,923)	(1,018)	2,954

Net cash flows from operating activities	80,391	76,133	72,580

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(21,857)	(25,625)	(16,637)
Proceeds from sale of property and equipment	20	44	13
Change in other assets	(26)	8	170
Purchases of investments	(92,685)	(115,126)	(133,432)
Proceeds from sales/maturities of investments	121,332	166,056	95,755

Net cash flows from investing activities	6,784	25,357	(54,131)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the exercise of stock options	11,268	12,495	4,300
Excess tax benefit from employee stock option exercises	4,789	-	-
Purchases of common stock	(16,044)	(94,935)	(3,443)
Payment of dividends	(74,874)	(11,808)	(9,500)
Net cash flows from financing activities	(74,861)	(94,248)	(8,643)

NET INCREASE IN CASH AND CASH EQUIVALENTS	12,314	7,242	9,806

CASH AND CASH EQUIVALENTS, Beginning of year	23,438	16,196	6,390

CASH AND CASH EQUIVALENTS, End of year	$35,752	$23,438	$16,196

See notes to financial statements.

Notes to Financial Statements
(Dollar Amounts in Thousands Except Share and Per Share Amounts)

A. Summary of Significant Accounting Policies

Fiscal Year - The Buckle, Inc. (the Company) has its fiscal year end on the Saturday nearest January 31. All references in these financial statements to fiscal years are to the calendar year in which the fiscal year begins. Fiscal 2006 represents the 53-week period ended February 3, 2007 while fiscal 2005 and 2004 represent the 52-week periods ended January 28, 2006 and January 29, 2005, respectively.

Nature of Operations - The Company is a retailer of medium to better priced casual apparel, footwear, and accessories for fashion conscious young men and women operating 350 stores located in 38 states throughout the continental United States (excluding the northeast) as of February 3, 2007.

During fiscal 2006, the Company opened 17 new stores, substantially renovated 10 stores, and closed 5 stores. During fiscal 2005, the Company opened 15 new stores, substantially renovated 9 stores, and closed 4 stores. During fiscal 2004, the Company opened 13 new stores, substantially renovated 8 stores, and closed 2 stores

Revenue Recognition - Retail store sales are recorded upon the purchase of merchandise by customers. Online sales are recorded when merchandise is delivered to the customer, with the time of delivery being based on an estimate of the shipping time from the Company’s distribution center to the customer. Shipping fees charged to customers are included in revenue and shipping costs are included in selling expenses. Shipping costs were $1,547, $1,150, and $674 during fiscal 2006, 2005, and 2004, respectively. Merchandise returns are estimated based upon the historical average sales return percentage and accrued at the end of the period. The reserve for merchandise returns was $344 and $308 as of February 3, 2007 and January 28, 2006, respectively. The Company accounts for layaway sales in accordance with SAB No. 101, Revenue Recognition, recognizing revenue from sales made under its layaway program upon delivery of the merchandise to the customer. The Company has several sales incentives that it offers customers including a frequent shopper punch card, B-Rewards gift certificates, and occasional sweepstakes and gift with purchase offers. The frequent shopper punch card is recognized as a cost of goods sold at the time of the redemption, using the actual amount tendered. The B-Rewards incentives, based upon $10 for each $300 in net purchases, are recorded as a liability and as a selling expense at the time the gift certificates are earned. Sweepstake prizes are recorded as cost of goods sold (if it is a merchandise giveaway) or as a selling expense at the time the prize is redeemed by the customer, using actual costs incurred, and gifts with purchase are recorded as a cost of goods sold at the time of the purchase and gift redemption, using the actual cost of the gifted item.

The Company records the sale of gift cards and gift certificates as a current liability and recognizes a sale when a customer redeems the gift card or gift certificate. The amount of the gift certificate liability is determined using the outstanding balances from the prior three years of issuance and the gift card liability is determined using the outstanding balances from the prior four years of issuance. The Company recognizes a current liability for the downpayment made when merchandise is placed on layaway and recognizes layaways as a sale at the time the customer makes final payment and picks up the merchandise.

Cash and Cash Equivalents - The Company considers all highly liquid debt instruments with an original maturity of three months or less when purchased to be cash equivalents.

Investments - The Company accounts for investments in accordance with Statement of Financial Accounting Standards Board (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Investments classified as short-term investments include securities with a maturity of greater than three months and less than one year, and the Company’s investments in highly liquid auction-rate securities, which are available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders’ equity (net of the effect of income taxes), using the specific identification method, until they are sold. There are no unrealized gains and losses on the Company’s available-for-sale securities, as all available-for-sale securities are invested in highly liquid auction-rate securities where the fair market value is equivalent to cost due to the short-term nature of the investments. Held-to-maturity securities are carried at amortized cost. Trading securities are reported at fair value, with unrealized gains and losses included in earnings, using the specific identification method.

Notes to Financial Statements
(Dollar Amounts in Thousands Except Share and Per Share Amounts)

Inventory - Inventory is stated at the lower of cost or market. Cost is determined using the average cost method. Management records a reserve for merchandise obsolescence and markdowns based on assumptions using calculations applied to current inventory levels by department within each of four different markdown levels. Management also reviews the levels of inventory in each markdown group, and the overall aging of inventory, versus the estimated future demand for such product and the current market conditions. The calculation for estimated markdowns and/or obsolescence reduced the Company’s inventory valuation by $6,370 and $6,496 as of February 3, 2007 and January 28, 2006, respectively. The amount charged (credited) to cost of goods sold, resulting from changes in the markdown reserve balance, was $(126), $1,516, and $2,416, for fiscal years 2006, 2005, and 2004, respectively.

Property and Equipment - Property and equipment are stated on the basis of historical cost. Depreciation is provided using a combination of accelerated and straight-line methods based upon the estimated useful lives of the assets. The majority of the property and equipment have useful lives of five to ten years with the exception of buildings, which have estimated useful lives of 31.5 to 39 years. Leasehold improvements are stated on the basis of historical cost and are amortized over the shorter of the life of the lease or the estimated economic life of the assets. When circumstances indicate the carrying values of long-lived assets may be impaired, an evaluation is performed on current net book value amounts. Judgments made by the Company related to the expected useful lives of property and equipment and the ability to realize cash flows in excess of carrying amounts of such assets are affected by factors such as changes in economic conditions and changes in operating performance. As the Company assesses the expected cash flows and carrying amounts of long-lived assets, adjustments are made to such carrying values.

Pre-Opening Expenses - Costs related to opening new stores are expensed as incurred.

Advertising Costs - Advertising costs are expensed as incurred and were $6,453, $6,112, and $4,969 for fiscal years 2006, 2005, and 2004, respectively.

Health Care Costs - The Company is self-funded for health and dental claims up to $100 per individual per plan year. This plan covers eligible employees, and management makes estimates at period end to record a reserve for unpaid claims based upon historical claims information. The accrued liability as a reserve for health care claims was $450 for the fiscal years ending both February 3, 2007 and January 28, 2006.

Operating Leases - The Company leases retail stores under operating leases. Most lease agreements contain tenant improvement allowances, rent holidays, rent escalation clauses, and/or contingent rent provisions. For purposes of recognizing lease incentives and minimum rental expenses on a straight-line basis over the terms of the leases, the Company uses the date of initial possession to begin expensing rent, which is generally when the Company enters the space and begins to make improvements in preparation of intended use.

For tenant improvement allowances and rent holidays, the Company records a deferred rent liability on the balance sheets and amortizes the deferred rent over the terms of the leases as reductions to rent expense on the statements of income.

For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, the Company records minimum rental expenses on a straight-line basis over the terms of the leases on the statements of income. Certain leases provide for contingent rents, which are determined as a percentage of gross sales in excess of specified levels. The Company records a contingent rent liability in “accrued store operating expenses” on the balance sheets and the corresponding rent expense when specified levels have been achieved or are reasonably probable to be achieved.

Notes to Financial Statements
(Dollar Amounts in Thousands Except Share and Per Share Amounts)

Other Income - The Company’s other income is derived primarily from interest and dividends received on cash and investments, but also includes miscellaneous other sources of income. The following table summarizes the Company’s other income for fiscal years included in the statements of income:

	Fiscal Years Ended
	February 3,	January 28,	January 29,
	2007	2006	2005
Interest/dividends from investments	$7,618	$5,189	$3,739
Insurance proceeds	470	-	41
VISA/Mastercard settlement	356	-	-
Unredeemed gift cards/certificates	551	702	587
Miscellaneous	37	232	103
Other Income, net	$9,032	$6,123	$4,470

Other income for fiscal 2006 included insurance proceeds from Hurricane Katrina and Hurricane Rita losses and settlement of a lawsuit related to Visa/Mastercard interchange fees. These proceeds had a $0.02 per share impact on both the Company’s reported after-tax basic and diluted earnings per share for the year ended February 3, 2007.

Income Taxes - The Company records a deferred tax asset and liability for expected future tax consequences resulting from temporary differences between financial reporting and tax bases of assets and liabilities. The Company considers future taxable income and ongoing tax planning in assessing the value of its deferred tax assets. If the judgment of the Company’s management determines that it is more than likely that these assets will not be realized, the Company would reduce the value of these assets to their expected realizable value, thereby decreasing net income. If the Company subsequently determined that the deferred tax assets, which had been written down, would be realized in the future, such value would be increased. Adjustment would be made to increase net income in the period such determination was made.

Stock Split - On December 11, 2006, the Company’s Board of Directors approved a 3-for-2 stock split payable in the form of a stock dividend for shareholders of record as of January 3, 2007, with a distribution date of January 12, 2007. All share and per share data (except par value and historical stockholders’ equity data) presented in the financial statements for all periods has been adjusted to reflect the impact of this stock split.

Stock-Based Compensation - The Company has several stock-based employee compensation plans, which are described more fully in Note I. On January 29, 2006, the Company adopted FASB Statement No. 123 (revised 2004) (“SFAS 123(R)”), “Share-Based Payment,” utilizing the modified prospective approach and did not restate financial results for prior periods. Prior to fiscal 2006, the Company accounted for its equity awards under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. The stock-based compensation expense reflected in net income for the fiscal year ended January 28, 2006 relates to the issuance of 116,250 shares non-vested common stock on February 22, 2005. The stock-based compensation expense reflected in net income for the fiscal year ended January 29, 2005 relates to the issuance of 254,760 shares of non-vested common stock on June 26, 2003. There is no recorded expense in fiscal years 2005 and 2004 from the issuance of stock options, as all options granted by the Company have a grant price equal to the market value of the common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation for fiscal years prior to fiscal 2006:

Notes to Financial Statements
(Dollar Amounts in Thousands Except Share and Per Share Amounts)

	Fiscal Year
	2005	2004
Net income, as reported	$51,906	$43,229
Add: Stock-based employee compensation expense
included in reported net income, net of tax effects
of $250 and $1,074, respectively	417	1,650
Deduct: Total stock-based employee compensation expense
determined under fair value based method for all awards,
net of tax effects of $1,686 and $2,741, respectively	(2,810)	(4,568)
Pro forma net income	$49,513	$40,311
Earnings per share:
Basic - as reported	$1.76	$1.34
Basic - pro forma	$1.68	$1.25
Diluted - as reported	$1.69	$1.29
Diluted - pro forma	$1.61	$1.21

Financial Instruments and Credit Risk Concentrations - Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily cash, investments, and accounts receivable. The Company places its investments primarily in tax-free municipal bonds, auction-rate securities, or U.S. Treasury securities with short term maturities and limits the amount of credit exposure to any one entity. Concentrations of credit risk with respect to accounts receivable are limited due to the nature of the Company’s receivables, which include primarily employee receivables that can be offset against future compensation. The Company’s financial instruments have a fair value approximating the carrying value.

Earnings Per Share - Basic earnings per share data are based on the weighted average outstanding common shares during the period. Diluted earnings per share data are based on the weighted average outstanding common shares and the effect of all dilutive potential common shares, including stock options. Basic and diluted earnings per share for fiscal 2005 and fiscal 2004 have been adjusted to reflect the impact of the Company’s 3-for-2 stock split paid in the form of a stock dividend on January 12, 2007.

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

Comprehensive Income - Comprehensive income consists of net income and unrealized gains and losses on available-for-sale securities. There were no unrealized gains and losses recorded on the Company’s available-for-sale securities, as all available-for-sale securities are invested in highly liquid auction-rate securities where the fair market value is equivalent to cost due to the short-term nature of the investments.

Recently Issued Accounting Pronouncements - On June 28, 2006, the Emerging Issues Task Force reached a consensus on Issue No. 06-3 (“EITF 06-3”), “How Taxes Collected from Customers and Remitted to Government Authorities Should be Presented in the Income Statement.” The consensus allows an entity to choose between two acceptable alternatives based on their accounting policies for transactions in which the entity collects taxes on behalf of a governmental authority, such as sales taxes. Under the gross method, taxes collected are accounted for as a component of revenue with an offsetting amount in operating expenses. Under the net method, taxes are excluded from revenue and are instead recorded as a liability until they are remitted to the appropriate governmental authority. EITF 06-3 will be effective at the beginning of the Company’s 2007 fiscal year. The Company’s current accounting policy is to record such taxes on a net basis. The Company does not anticipate that this pronouncement will have a material impact on the Company’s financial position, liquidity, and results of operations.

Notes to Financial Statements
(Dollar Amounts in Thousands Except Share and Per Share Amounts)

On July 13, 2006, the FASB issued Interpretation 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109.” The interpretation provides a consistent recognition threshold and measurement attribute, as well as clear criteria for subsequently recognizing, derecognizing, and measuring uncertain tax positions for financial statement purposes. The interpretation also requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 will be effective at the beginning of the Company’s 2007 fiscal year. The Company is currently assessing the effect of this pronouncement on the financial statements, but does not anticipate that it will have a material impact on the Company’s financial position, liquidity, and results of operations.

In September 2006, the FASB issued Statement No. 157 (“SFAS 157”), “Fair Value Measurements.” This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 will be effective at the beginning of the Company’s 2008 fiscal year. The Company is currently assessing the effect of this pronouncement on the financial statements, but does not anticipate that it will have a material impact on the Company’s financial position, liquidity, and results of operations.

Supplemental Cash Flow Information - The Company had non-cash investing activities during the fiscal years 2006, 2005, and 2004 of $405, $0, and $0, respectively. The non-cash investing activity related to unpaid purchases of property, plant, and equipment included in accounts payable as of the end of the year. Amounts reported as unpaid purchases are recorded as cash outflows from investing activities for purchases of property, plant, and equipment in the statement of cash flows in the period they are paid.

Additional cash flow information for the Company includes cash paid for income taxes during fiscal years 2006, 2005, and 2004 of $28,516, $24,109, and $21,084, respectively.

Notes to Financial Statements
(Dollar Amounts in Thousands Except Share and Per Share Amounts)

B. Investments

The following is a summary of investments as of February 3, 2007:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-Sale Securities:
Auction-rate securities	$91,790	$-	$-	$91,790
Held-to-Maturity Securities:
State and municipal bonds	$39,125	$118	$(208)	$39,035
Fixed maturities	4,099	-	(8)	4,091
U.S. treasuries	9,297	2	(62)	9,237
	$52,521	$120	$(278)	$52,363
Trading Securities:
Mutual funds	$3,148	$229	$(9)	$3,368

The following is a summary of investments as of January 28, 2006:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-Sale Securities:
Auction-rate securities	$106,277	$-	$-	$106,277
Held-to-Maturity Securities:
State and municipal bonds	$50,024	$117	$(427)	$49,714
Fixed maturities	3,500	193	-	3,693
Certificates of deposit	599	-	(9)	590
U.S. treasuries	13,408	12	(165)	13,255
	$67,531	$322	$(601)	$67,252
Trading Securities:
Mutual funds	$2,075	$453	$(10)	$2,518

Trading securities have been classified in long-term investments. These trading securities are held in a Rabbi Trust and are intended to fund the Company’s deferred compensation plan (See Note H).

The amortized cost and fair value of debt securities by contractual maturity at February 3, 2007 is as follows:

Fiscal Year	Amortized Cost	Fair Value
2007	$23,931	$23,841
2008	14,868	14,768
2009	4,831	4,822
2010	2,011	2,008
2011	931	934
Thereafter	5,949	5,990
	$52,521	$52,363

At February 3, 2007 and January 28, 2006, held-to-maturity investments of $28,590 and $39,136 are classified in long-term investments.

Notes to Financial Statements
(Dollar Amounts in Thousands Except Share and Per Share Amounts)

C. Property and Equipment

	February 3, 2007	January 28, 2006
Land	$1,170	$920
Building and improvements	11,936	12,183
Office equipment	4,157	3,050
Transportation equipment	15,856	15,856
Leasehold improvements	94,642	87,857
Furniture and fixtures	75,722	67,993
Shipping/receiving equipment	10,039	8,738
Screenprinting equipment	111	113
Construction-in-progress	1,997	2,908
	$215,630	$199,618

D. Financing Arrangements

The Company has available an unsecured line of credit of $17.5 million of which $10 million is available for letter of credits. Borrowings under the line of credit and letter of credit provide for interest to be paid at a rate equal to the prime rate as set by the Wells Fargo Bank, N.A. index on the date of the borrowings. There were no bank borrowings at February 3, 2007 and January 28, 2006. There were no bank borrowings during fiscal 2006, 2005, and 2004. The Company had outstanding letters of credit totaling $742 and $895 at February 3, 2007 and January 28, 2006, respectively.

E. Income Taxes

The provision for income taxes consists of:

	Fiscal Year
	2006	2005	2004
Current income tax expense (benefit):
Federal	$29,397	$26,589	$21,851
State	5,384	4,923	3,946
Deferred	(2,454)	(973)	(1,184)
Total	$32,327	$30,539	$24,613

Total income tax expense for the year varies from the amount which would be provided by applying the statutory income tax rate to earnings before income taxes. The primary reasons for this difference (expressed as a percent of pre-tax income) are as follows:

	Fiscal Year
	2006	2005	2004
Statutory rate	35 .0%	35 .0%	35 .0%
State income tax effect	4 .1	3 .9	3 .9
Tax exempt interest income	(2.2)	(1 .5)	(2 .1)
Other	(0 .2)	(0 .4)	(0 .5)
Effective tax rate	36.7%	37 .0%	36 .3%

Notes to Financial Statements
(Dollar Amounts in Thousands Except Share and Per Share Amounts)

Deferred income tax assets and liabilities are comprised of the following:

	February 3,	January 28,
	2007	2006
Deferred income tax assets (liabilities):
Inventory	$3,632	$3,649
Stock-based compensation	1,878	270
Accrued compensation	1,895	1,519
Accrued store operating costs	86	87
Unrealized gain on trading securities	(82)	(166)
Capital loss carry forward on trading securities	-	101
Gift certificates redeemable	353	258
Allowance for doubtful accounts	27	35
Deferred rent liability	10,888	10,059
Property and equipment	(9,785)	(9,374)
Net deferred income tax asset	$8,892	$6,438

At February 3, 2007 and January 28, 2006, respectively, the net current deferred income tax assets of $5,852 and $4,909 are classified in prepaid expenses and other assets. The net non-current deferred income tax assets of $3,042 and $1,529 are classified in other assets at February 3, 2007 and January 28, 2006, respectively.

F. Related Party Transactions

Included in other assets is a note receivable of $945 and $915 at February 3, 2007 and January 28, 2006, respectively, from a life insurance trust fund controlled by the Company’s Chairman. The note was created over three years, beginning in July of 1994, when the Company paid life insurance premiums of $200,000 each year for the Chairman on a personal policy. The note accrues interest at 5% of the principal balance per year and is to be paid from the life insurance proceeds. The note is secured by a life insurance policy on the Chairman.

On March 24, 2005, the Company entered into an agreement with Daniel J. Hirschfeld, founder and Chairman, to purchase 4,500,000 shares of the Company’s outstanding stock from Mr. Hirschfeld. The shares were approximately 13.8% of the Company’s total outstanding common stock. The shares were purchased for $18.667 per share, or a total purchase price of $84 million. The number of shares and price per share have been adjusted to reflect the impact of the Company’s 3-for-2 stock split in January 2007. The Company retired the shares, reducing the total shares outstanding and reducing Mr. Hirschfeld’s ownership percentage to approximately 53%. The stock repurchase transaction was negotiated by a Special Committee of The Buckle, Inc.’s Board of Directors. The Special Committee, comprised of all of the Company’s independent Directors, approved the transaction. In connection with this transaction, the Special Committee received a written fairness opinion from Houlihan Lokey Howard & Zukin Financial Advisors, Inc., an international investment bank.

G. Lease Commitments

The Company conducts its operations in leased facilities under numerous noncancelable operating leases expiring at various dates through 2018. Most of the Company’s stores have lease terms of approximately ten years and generally do not contain renewal options. Most lease agreements contain tenant improvement allowances, rent holidays, lease premiums, rent escalation clauses, and/or rent provisions. For purposes of recognizing incentives, premiums, and minimum rental expenses on a straight-line basis over the terms of the leases, the Company uses the date of initial possession to begin amortization, which is generally when the Company enters the space and begins to make improvements in preparation of intended use. Operating lease base rental expense for fiscal 2006, 2005, and 2004 was $36,093, $33,402, and $27,952, respectively. Most of the rental payments are based on a minimum annual rental plus a percentage of sales in excess of a specified amount. Percentage rents for fiscal 2006, 2005, and 2004 were $554, $481, and $518, respectively. Total future minimum rental commitments under these operating leases with remaining lease terms in excess of one year as of February 3, 2007 are as follows:

Notes to Financial Statements
(Dollar Amounts in Thousands Except Share and Per Share Amounts)

Fiscal Year
2007	$36,529
2008	33,345
2009	29,952
2010	24,606
2011	19,945
Thereafter	53,108
Total minimum lease payments required	$197,485

H. Employee Benefits

The Company has a 401(k) profit sharing plan covering all eligible employees who elect to participate. Contributions to the plan are based upon the amount of the employees’ deferrals and the employer’s discretionary matching formula. The Company may contribute to the plan at its discretion. The total expense under the profit sharing plan was $572, $617, and $548 for fiscal years 2006, 2005, and 2004, respectively.

The Buckle, Inc. Deferred Compensation Plan covers the Company’s executive officers. The plan is funded by participant contributions and a specified annual Company matching contribution not to exceed 6% of the participant’s compensation. The Company’s contributions were $153, $180, and $76 for fiscal years 2006, 2005, and 2004, respectively.

I. Stock-Based Compensation

The Company has several stock option plans which allow for granting of stock options to employees, executives, and directors. The options may be in the form of incentive stock options or non-qualified stock options and are granted at fair market value on the date of grant. The options generally expire ten years from the date of grant.

During fiscal 2006, the Company granted 204,000 shares of non-vested common stock under its 2005 Restricted Stock Plan. These grants resulted in $2,057 of compensation expense recognized on a graded vesting basis during the fiscal year ended February 3, 2007. Due to participants terminating their employment prior to the vesting date, 7,950 of these shares were forfeited. Upon certification by the Compensation Committee that the Company achieved its performance target for fiscal 2006, 20% of the non-forfeited shares will vest on March 19, 2007, with the remaining non-forfeited shares vesting 20% on February 2, 2008, 30% on January 31, 2009, and 30% on January 30, 2010.

During fiscal 2005, the Company granted 116,250 shares of non-vested common stock under its 2005 Restricted Stock Plan. These grants resulted in $638 and $667 of compensation expense recognized on a straight-line basis during the fiscal years ended February 3, 2007 and January 28, 2006, respectively. Due to participants terminating their employment, 345 of these shares were forfeited and the vesting for 5,100 of these shares was accelerated. Upon Certification by the Compensation Committee that the Company achieved its performance target for fiscal 2005, 20% of the non-forfeited shares vested on March 24, 2006, with the remaining non-forfeited, non-accelerated shares vesting 20% on February 3, 2007, 30% on February 2, 2008, and 30% on January 31, 2009.

In total, the Company recognized $2,695, $667, and $2,623 in compensation expense related to grants of non-vested shares during fiscal 2006, 2005, and 2004, respectively. On an after-tax basis, compensation expense related to non vested shares reduced the Company’s after-tax net income for fiscal 2006, 2005, and 2004 by $1,685, $417, and $1,639 or $0.06, $0.01, and $0.05 per share for both basic and diluted earnings per share, respectively.

As of February 3, 2007, 476,750 shares were available for grant under the various stock option plans, of which 301,889 were available for grant to executive officers. Also as of February 3, 2007, 25,545 shares were available for grant under the Company’s 2005 Restricted Stock Plan, all of which were available for grant to executive officers.

Notes to Financial Statements
(Dollar Amounts in Thousands Except Share and Per Share Amounts)

Options granted during fiscal 2006 and fiscal 2005 were granted under the Company’s 1993 Director Stock Option Plan. Options granted during fiscal 2004 were granted under the Company’s 1993 Director Stock Option Plan, 1997 Executive Stock Option Plan, and 1999 Employee Stock Option Plan. Grants were made with an option price equal to the market value of the Company’s common stock on the date of grant and a contractual term of ten years. Options granted under each of the plans typically vest over a period of three years

Upon adoption of SFAS 123(R), management determined that the cumulative effect adjustment from estimated forfeitures was immaterial and, as such, no cumulative effect was recorded. Compensation expense was recognized during fiscal 2006 for new awards, based on the grant date fair value, as well as for the portion of awards granted in previous fiscal years that was not vested as of the beginning of the fiscal year. The fair value of new grants of non-vested common stock awards is the stock price on the date of grant, while the fair value of stock options is determined using the Black- Scholes option pricing model. The adoption of SFAS 123(R) resulted in $2,510 of stock option compensation expense recognized during the fiscal year ended February 3, 2007. Stock option expense is allocated to cost of sales, selling expense, and general and administrative expense in a method similar to that of allocating accrued incentive bonus expense. On an after-tax basis, stock option compensation expense reduced the Company’s fiscal 2006 after-tax net income by $1,569, or $.05 per share for both basic and diluted earnings per share. In the fourth quarter of fiscal 2006, the vesting of 403,333 stock options was accelerated by the achievement of a market feature pursuant to the stock option plan and the award agreements. The accelerated vesting triggered the early recognition of $1,066 of pre-tax compensation expense related to the stock option grants, which the Company had been recording on a straight line basis over the previously expected remaining vesting period through December 30, 2008.

Prior to the adoption of SFAS 123 (R), the Company presented all tax benefits resulting from the exercise of stock options as operating cash inflows in the statements of cash flows, in accordance with the provisions of the EITF Issue No. 00-15, “Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option.” SFAS 123(R) requires the benefits of tax deductions in excess of the compensation cost recognized for those options exercised to be classified as financing cash inflows on a prospective basis. This amount is shown as “excess tax benefit from employee stock option exercises” on the statement of cash flows. For the fiscal year ended February 3, 2007, the excess tax benefit realized from exercised stock options was $4,789. The Company has elected to adopt the transition method described in FASB Staff Position No. FAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effect of Share-Based Payment Awards.”

On December 11, 2006, the Board of Directors authorized a $3.00 ($2.00 after 3-for-2 stock split) per share special one-time cash dividend to be paid January 2, 2007 to shareholders of record at the close of business on December 22, 2006. To preserve the intrinsic value for option holders, the Board also approved, pursuant to the terms of the Company’s various stock option plans, a proportional adjustment to both the exercise price and the number of shares covered by each award for all outstanding stock options. This adjustment did not result in any additional compensation expense.

The weighted average grant date fair value of options granted during the fiscal year was $9.97, $8.99, and $9.96 per option for fiscal 2006, 2005, and 2004, respectively. The fair value of options granted during each of the fiscal years was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2006	2005	2004
Risk-free interest rate (1)	4.50 - 5.00%	4.25%	4 .00%
Dividend yield (2)	1.60 - 2.00%	1.70%	1 .50%
Expected volatility (3)	45.00%	50.00%	65 .00%
Expected lives - years (4)	7	7	7

(1)	Based on the U.S. Treasury yield curve in effect at the time of grant with a term consistent with the expected lives of stock options.

(2)	Based on expected dividend yield as of the date of grant.

(3)	Based on historical volatility of the Company’s common stock over a period consistent with the expected lives of options.

(4)	Based on historical and expected exercise behavior.

Notes to Financial Statements
(Dollar Amounts in Thousands Except Share and Per Share Amounts)

A summary of the Company’s stock-based compensation activity related to stock options for the fiscal year ended February 3, 2007 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding - beginning of year	3,815,867	$14 .26
Granted	27,450	23 .06
Other (1)	789	12 .58
Expired/forfeited	(16,223)	17 .02
Exercised	(858,506)	13 .12
Outstanding - end of year	2,969,377	$12 .56	4.21 years	$63,277
Vested or expected to vest - end of year	2,965,394	$12.56	4.20 years	$63,205
Exercisable - end of year	2,925,974	$12 .49	4.16 years	$62,565

(1)
Adjustments were made to the exercise price and number of options outstanding for both the special cash dividend and 3-for-2 stock split during the fourth quarter of fiscal 2006. Historical information in table has been adjusted to reflect 3-for-2 stock split. “Other” represents additional options issued as a result of the special cash dividend in December 2006.

The total intrinsic value of options exercised during the fiscal years ended February 3, 2007, January 28, 2006, and January 29, 2005, respectively, was $14,656, $22,929, and $5,208. As of February 3, 2007, there was $167 of unrecognized compensation expense related to non-vested stock options. It is expected that this expense will be recognized over a weighted average period of approximately 1.6 years.

A summary of the Company’s stock-based compensation activity related to grants of non-vested shares of common stock for the fiscal year ended February 3, 2007 is as follows:

	Shares	Weighted Average Grant Date Fair Value
Non-Vested - beginning of year	116,250	$22 .98	(1)
Granted	204,000	23 .50
Forfeited	(8,295)	23 .48
Vested	(49,440)	22.98	(1)
Non-Vested - end of year	262,515	$23 .37

(1)	Non-vested shares granted during fiscal 2005. In accordance with APB No. 25, these awards have been valued using the closing price of the Company’s common stock at the end of the performance period.

As of February 3, 2007, there was $3,470 of unrecognized compensation expense related to grants of non-vested shares. It is expected that this expense will be recognized over a weighted average period of approximately 2.1 years. The total fair value of shares vested during the fiscal years ended February 3, 2007, January 28, 2006, and January 29, 2005 was $1,480, $59, and $345, respectively.

Notes to Financial Statements
(Dollar Amounts in Thousands Except Share and Per Share Amounts)

J. Earnings Per Share

The following table provides reconciliation between basic and diluted earnings per share:

	2006			2005			2004
	Income	Weighted Average Shares	Per Share Amount	Income	Weighted Average Shares	Per Share Amount	Income	Weighted Average Shares	Per Share Amount
Basic EPS
Net income	$55,726	28,902	$1.93	$51,906	29,484	$1.76	$43,229	32,154	$1.34
Effect of Dilutive Securities
Stock options and non-vested shares	-	1,112	(0.07)	-	1,187	(0.07)	-	1,232	(0.05)
Diluted EPS	$55,726	30,014	$1.86	$51,906	30,671	$1.69	$43,229	33,386	$1.29

Options to purchase 107,730 shares of common stock in fiscal 2004 are not included in the computation of diluted earnings per share because the options would be considered anti-dilutive. There were no anti-dilutive options in fiscal 2005 or fiscal 2006.

K. Segment Information

The Company is a retailer of medium to better priced casual apparel, footwear, and accessories. The Company operated 350 stores located in 38 states throughout the continental United States (excluding the northeast) as of February 3, 2007. The Company operates its business as one segment.

The following is information regarding the Company’s major product lines and is stated as a percentage of the Company’s net sales:

Fiscal Year
	2006	2005	2004
Denims	44.6%	42.7%	40.3%
Tops (including sweaters)	31 .0	29 .8	31 .8
Accessories	9 .2	10 .2	11 .4
Footwear	7 .0	8 .1	7 .6
Outerwear	2 .3	3 .5	2 .5
Sportswear/fashions	3 .9	3 .1	4 .2
Casual bottoms	1 .9	2 .5	2 .1
Other	0 .1	0 .1	0 .1
	100.0%	100.0%	100.0%

Notes to Financial Statements
(Dollar Amounts in Thousands Except Share and Per Share Amounts)

L. Selected Quarterly Financial Data (Unaudited)

Selected unaudited quarterly financial information for fiscal 2006 and 2005 are as follows:

	Quarter
Fiscal 2006	First	Second	Third	Fourth
Net sales	$109,606	$102,398	$143,084	$174,986
Gross profit	$39,027	$34,068	$58,649	$75,570
Net income	$9,354	$6,639	$17,661	$22,072
Basic earnings per share	$0.32	$0.23	$0.61	$0.77
Diluted earnings per share	$0.31	$0.22	$0.59	$0.73

	Quarter
Fiscal 2005	First	Second	Third	Fourth
Net sales	$105,547	$104,130	$138,067	$153,357
Gross profit	$37,249	$36,247	$56,249	$64,293
Net income	$8,621	$7,553	$16,590	$19,142
Basic earnings per share	$0.28	$0.26	$0.57	$0.66
Diluted earnings per share	$0.27	$0.25	$0.55	$0.64

Basic and diluted shares outstanding are computed independently for each of the quarters presented and, therefore, may not sum to the totals for the year.

Stock Prices by Quarter

The Company’s common stock trades on the New York Stock Exchange under the symbol BKE. During fiscal 2006, the Company declared and paid cash dividends of $.1133 per share in the first and second quarters, $.1333 per share in the third quarter, and $.20 per share in the fourth quarter. The Company also paid a special one-time cash dividend of $2.00 per share in the fourth quarter of fiscal 2006. During fiscal 2005, the Company paid cash dividends of $.08 per share in the first quarter, $.10 per share in the second quarter, and $.1133 per share in the third and fourth quarters. During fiscal 2004, the Company paid cash dividends of $.0667 per share in the first and second quarters and $0.08 per share in the third and fourth quarters. All dividend amounts have been adjusted to reflect the impact of the Company’s 3-for-2 stock split in January, 2007.

The number of record holders of the Company’s common stock as of March 29, 2007 was 341. Based upon information from the principal market makers, the Company believes there are more than 2,500 beneficial owners. The last reported sales price of the Company’s common stock on March 29, 2007 was $35.10. The following table lists the Company’s quarterly market range for fiscal years 2006, 2005, and 2004.

	Fiscal Year
	2006		2005		2004
Quarter	High	Low	High	Low	High	Low
First	28.66	22.98	23.93	18.87	19.82	16.67
Second	28.89	25.03	30.93	22.65	19.33	16.93
Third	26.67	22.25	28.94	21.60	19.00	16.77
Fourth	36.65	25.25	26.65	21.17	21.31	17.11

Corporate Information

DATE FOUNDED	ANNUAL MEETING
1948	The Annual Meeting of Shareholders is
scheduled for 10:00 a.m. Thursday,
NUMBER OF EMPLOYEES	May 31, 2007, Kearney, Nebraska
6,500
FORM 10-K
STOCK TRANSFER AGENT & REGISTRAR	A copy of the Form 10-K is available to
UMB Bank, n.a.	shareholders without charge upon
P.O. Box 419226	written request to:
Kansas City, Missouri 64141-6226	Karen B. Rhoads
(816) 860-7000	Vice President of Finance
The Buckle, Inc.
STOCK EXCHANGE LISTING	P.O. Box 1480
New York Stock Exchange	Kearney, Nebraska 68848-1480
Trading Symbol: BKE
TRADEMARKS
INDEPENDENT PUBLIC ACCOUNTANTS	BUCKLE, THE BUCKLE, RECLAIM,
Deloitte & Touche LLP	and BKE are trademarks of The Buckle, Inc.,
Omaha, Nebraska	which is registered in the United States.

BOARD OF DIRECTORS

Daniel J. Hirschfeld	Ralph M. Tysdal	Robert E. Campbell
Chairman of the Board		President and Operating Manager,
	John P. Peetz, III	Miller & Paine, LLC and Director of
Dennis H. Nelson	Executive Vice President and	Development, Madonna Foundation
President and Chief	Chief Operating Officer,
Executive Officer	Crete Carrier Corporation	Bruce L. Hoberman
Chief Executive Officer, Proxibid, Inc.
James E. Shada	Bill L. Fairfield	and Director, MSI, Inc.
Executive Vice President of Sales	Chairman, DreamField Capital
	Ventures and Director, MSI, Inc.	David A. Roehr
Karen B. Rhoads		President, Landauction.com and
Vice President of Finance,		President, National Recreational
Treasurer, and Chief		Properties, Inc.
Financial Officer

EXECUTIVE OFFICERS

Dennis H. Nelson	Brett P. Milkie	Robert M. Carlberg
President and	Vice President of Leasing	Vice President of Men’s
Chief Executive Officer		Merchandising

Kari G. Smith
James E. Shada	Vice President of Sales	Kyle L. Hanson
Executive Vice President of Sales		Corporate Secretary
	Karen B. Rhoads	and General Counsel
Patricia K. Whisler	Vice President of Finance,
Vice President of Women’s	Treasurer, and Chief
Merchandising	Financial Officer

Buckle
buckle.com
Buckle Corporate Office
2407 W. 24th St. • Kearney, Nebraska 68845 • 308.236.8491